6/15

05008946

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Ferrovial

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

FILE NO. 82- 4939 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/15/05

ARLS
12-31-04

ferrovial

2004



Grupo Ferrovial

The Global Compact

Dow Jones Sustainability Indexes



258
296
344



Revenues	768.1
EBIT	146.0
EBIT Margin %	19.0
Backlog	999
Operating cash flow	17

Revenues	2,458.7
EBIT	161.4
EBIT Margin %	6.6
Backlog	4,973*
Operating cash flow	187

* Not including tube-lines backlog







2004 IN FIGURES

	2004	2003	2002	2001	2000	% 04/03	CAGR% 04/00
Financial data							
Net revenues	7,268	6,026	5,040	4,240	3,598	21%	19%
Operating income	765.8	614.9	485.1	389	271	25%	[illegible]
Net income	556.8	340.6	455.8	218	159	63%	37%
Net income (1)	344.0	296.2	257.9			15%	21%
Earnings per share	3.97	2.43	3.25	1.56	1.14	63%	37%
Earnings per share (1)	2.45	2.11	1.84				
Total assets	16,681	14,552	11,267	10,981	8,821		
Shareholders' equity	2,253	1,754	1,495	1,198	1,050		
Gross capital expenditure	389	862	541	430	367		
Net debt/(Cash)	-139	591	(303)	287	417		
Total gross dividend	115.0	84.2	92.1	55.9	38.6		
Total gross dividend (1 & 2)	85.6		64.5				
Operating data							
Number of employees	49,892	34,347	28,454	23,522	24,500		
Construction backlog	6,721	6,106	5,922	5,599	5,283		
Real Estate pre-sales	694	720	655	603	601		
Services backlog	4,973*	5,177	816	718	729		
Ratios							
EBIT margin	10.5%	10.2%	9.6%	8.8%	7.5%		
Net margin	7.7%	5.7%	9.0%	5.1%	4.4%		
ROE	28.0%	20.0%	33.9%	19.4%	16.1%		
ROE (1)	18.0%	21.0%	20.7%				
Leverage	-	34%	-	24%	39%		
Pay-out	21%	25%	21%	26%	24%		
Pay-out (1)	25%	28%	26%				
Per share data							
Capitalisation	5,515	3,897	3,387	2,762	1,908		
Year-end closing price	39.32	27.78	24.15	19.69	13.60		
Daily trading volume (value)	12.7	12.0	10.2	6.3	4.6		
Gross dividend per share	0.82	0.60	0.67	0.41	0.28		
Gross dividend per share (1)	0.61		0.47				
Appreciation in the year	42%	15%	23%	45%	-6%		
Number of shares at year-end	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743		

(1) Excluding the effect of the Cintra operation and related provisions
(2) 2004 figure, using own shares at 31/12/2004
* Not including Tube Lines backlog

design, construction, finance, maintenance and management of infrastructure and services)

Growth and profitability



Diversificación

Revenues	3,583	Revenues	614
EBIT	169.5	EBIT	290.1
EBIT Margin %	4.7	EBIT Margin %	47.2
Backlog	6,721	Committed investment	2,200
Operating cash flow	270	Operating cash flow	136



Internationalisation



Contents

This Annual Report is printed on AcondaVerd Silk paper. At least 30% of the virgin fibre used in making AcondaVerd Silk is from forests managed under criteria of sustainability and certified independently to the standards of the Forest Stewardship Council. Another 30% is de-inked post-consumer recycled paper, and 10% is recovered pre-consumer fibre.

Board of Directors

CHAIRMAN

Rafael del Pino ○

CHAIRMAN OF THE BOARD OF DIRECTORS SINCE 2000

Civil engineer
MBA, Sloan School of Management, MIT
Director at Banesto
Chief Executive Officer of Grupo Ferrovial from 1992 and Chairman since 2000

VICE-CHAIRMEN

Santiago Bergareche ○□△

MEMBER OF THE BOARD OF DIRECTORS SINCE 1999

Degree in Economics and Law
(Deusto Commercial University)
Non-executive Chairman of Dinamia, S.A.
Director at Vocento
Former CEO of Grupo Ferrovial, S.A. and
Chairman of Agromán, S.A.

Jaime Carvajal ○△

MEMBER OF THE BOARD OF DIRECTORS SINCE 1999

Law Degree (Madrid) and M.A. in Economics
(Cambridge University, UK)
Chairman of Advent Internacional (España), Ericsson España, S.A., ABB, S.A. and Parques Reunidos, S.A., and Director at Lafarge Asland, Aviva and Solvay Ibérica
Former Chairman of Ford España

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso ○

MEMBER OF THE BOARD OF DIRECTORS SINCE MARCH 2002

Civil engineer
Joined Ferrovial in 1982. Chief Executive Officer of the group's construction arm from 1999 to January 2002

DIRECTORS

Fernando del Pino ○

MEMBER OF THE BOARD OF DIRECTORS SINCE 1999

Degree in Economics
Worked in Chase Manhattan Bank. Since 1998 has been involved in asset management and has been a member of the management team at the del Pino Family Office

Juan Arena △

MEMBER OF THE BOARD OF DIRECTORS SINCE 2000

PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School)
Director of Bankinter since 1987 and CEO since 1993
Chairman of Bankinter since 2002

María del Pino □

MEMBER OF THE BOARD OF DIRECTORS SINCE 2000
(representing Casa Grande de Cartagena, S.L.)

Degree in Economics and Management Development Programme (Instituto de Estudios Superiores de la Empresa - IESE)
Vice-Chairwoman of Fundación Rafael del Pino
Trustee and member of the Executive Committee of Fundación Codespa

Eduardo Trueba

MEMBER OF THE BOARD OF DIRECTORS SINCE 2000
(representing Portman Baela, S.L.)

Degree in Law and Business Administration (ICADE)
Has managed the del Pino Family Office since 1993

Santiago Eguidazu □△

MEMBER OF THE BOARD OF DIRECTORS SINCE 2001

Degree in Economics and Business
Civil Service Economist and Trade Expert
Chairman of Nmás1
Formerly partner, CEO and Vice-Chairman of AB Asesores and Vice-Chairman of Morgan Stanley Dean Witter

Gabriele Burgio □

MEMBER OF THE BOARD OF DIRECTORS SINCE 2002

Degree in Law and MBA by Insead (Fontainebleau)
Executive Chairman of NH Hoteles since 1999
He has been Chief Executive Officer of Cofir and worked for Bankers Trust in New York and for Manufacturers Hanover in Italy

BOARD SECRETARY AND LEGAL COUNSEL

José Mª Pérez Tremps ○

MEMBER OF THE BOARD OF DIRECTORS SINCE 1992

Degree in Law
Council of State Lawyer and member of the Senior Civil Service.
Former Secretary of the Board of Directors and Legal Counsel of Instituto Nacional de Industria.
General Secretary of Grupo Ferrovial since 1990

○ Member of the Executive Commission
□ Member of the Audit and Control Committee
△ Member of the Nomination and Remuneration Committee

Management Committee

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso

Civil engineer. Born in 1955
Joined Ferrovial in 1982 and was General Manager of the Construction arm between 1992 and January 2002

GENERAL SECRETARY AND DIRECTOR

José Mª Pérez

Lawyer. Council of State Lawyer and member of the Senior Civil Service. Born in 1952 Joined Grupo Ferrovial in 1990 as General Secretary and was appointed to the Board of the Group parent company in 1992

CHIEF FINANCIAL OFFICER

Nicolás Villén

Industrial engineer
MBA (Columbia University), MSc (University of Florida)
Born in 1949
Joined Ferrovial in 1993

GENERAL MANAGER – HUMAN RESOURCES

Jaime Aguirre de Cárcer

Degree in Law and Business Administration (ICADE-ICAI)
Born in 1951
Joined Ferrovial in 2000

EXTERNAL RELATIONS AND COMMUNICATIONS MANAGER

Amalia Blanco

Degree in Law and Business Administration (ICADE)
Born in 1961
Joined Ferrovial in 2000

GENERAL MANAGER – CONSTRUCTION

Pedro Buenaventura

Civil engineer. Born in 1957
Joined Ferrovial in 1985 as Manager - Cataluña and Area Manager. Country Manager - Poland between 2000 and March 2001

GENERAL MANAGER – INFRASTRUCTURE

Juan Béjar

Degree in Law and Business (ICADE). Born in 1957.
Joined Ferrovial in 1991; has been Diversification Manager and General Manager - Development. General Manager of the Infrastructure Division since 1998

GENERAL MANAGER – REAL ESTATE

Alvaro Echániz

Degree in Business. Born in 1960
Joined Ferrovial when it acquired Agromán, where he was Chief Financial Officer. Chief Financial Officer at Cintra between 1999 and September 2002

GENERAL MANAGER – SERVICES

Iñigo Meirás

Degree in Law and MBA (Instituto de Empresa)
Born in 1963
Joined Ferrovial in 1992 and was General Manager of Autopista del Sol and Manager of Toll Roads at Cintra until November 2000













A perfectly-designed, solid steel structure underpins the Marqués de Riscal hotel in Elciego, Álava. Curves and varied shapes will be covered by metallic materials such as titanium (red like wine and golden like the mesh that covers the bottle) and stainless steel, in a clear allusion to the capsule that seals the cork.

A unique, innovative, complex structure. A new challenge for architect Frank Gehry on his second project with Ferrovial. The company worked with him five years ago to build the Guggenheim Museum in Bilbao.





3,700 million euro invested in the last 8 years

60% of EBIT in non-cyclical activities

Half a century after its foundation as a construction company, sizeable cash flow and an investment policy aimed at growth in its four strategic lines of business have enabled Ferrovial to become one of Europe's leading specialists in the design, construction, financing, maintenance and management of transport, urban and services infrastructure. With time, expansion has driven it to seek new markets, eventually leading to the creation of a multinational group with a stable presence in a dozen countries in Europe, North America, Australia and Latin America.

Growth, which is a priority of Ferrovial's business strategy, is underpinned by a sizeable capital expenditure programme, mainly in transport infrastructure and services, with a clear objective of expanding internationally. Between 1997 and 2004, the Group invested nearly 3,700 million euro, of which 80% was allocated to infrastructure and services.

The investment policy was made possible by the company's strong cash flow in recent years. An analysis of the investments and payments made between 1997 and 2004, and the related sources of funding, shows that cash flow totalled nearly 5 billion euro; only on one occasion has the company had to resort to shareholders, and this was a 195 million euro capital increase on the occasion of the IPO in 1999.

Source and application of funds

	Source of funds
Opening cash position (1996)	109
Ferrovial capital increase (1999 IPO)	195
Sale of 40% of Cintra (2002)	816
Cintra capital increase	533
Divestments 1997-2004	548
Total	2,201

Application of funds	
3,644	Gross capital expenditure 1997-2004
1,813	Land sales 1997-2004
993	Dividends-Interest-Taxes
545	Debt of acquired companies
139	Cash position 2004
7,134	

4,933 Cash flow from operations in 8 years

As a result, Ferrovial's profile has changed profoundly, from being exposed primarily to cyclical activities (construction and real estate development accounted for 83% of its 1996 EBIT) to becoming a group with 60% of operating profit coming from infrastructure and services.

This gradual change in the business profile came in tandem with rapid growth: EBIT amounted to 768 million euro in 2004, which is 18 times the 1996 figure of 42 million euro.

Contribution to EBIT


1997
Services 4%
Infrastructure 17%
Construction 57%
Real Estate 22%
2004
Services 21%
Construction 22%
Real Estate 19%
Infrastructure 38%

2004 EBIT
by region


Europe 17.6%
Spain 57.1%
Canada 18.6%
Chile 6.7%

Ferrovial has also made significant strides in investments outside Spain.

Of the total investment made in the last seven years, 45% was in transactions on projects outside Spain. Foreign EBIT was practically zero in 1997, compared with the current 43% (mainly from the UK, Canada, Australia, Portugal, Poland and Chile). The transactions performed in 2004 will contribute to increasing the weight of foreign earnings in the coming years.

Construction continues to be Ferrovial's mainstay for the future: due primarily to the investment arising under Spain's former Infrastructure Plan and the over 241,000 million euro in investment in the new 15-year plan, plus the sizeable cash flow which this area generates.

Ferrovial's medium-term strategy in this activity is to be actively involved in the development of infrastructure that requires private initiatives—a complementary formula to public investment that is starting to be considered throughout the world. Outside Spain, in the last few years the company has been positioning itself in markets with considerable growth potential, mainly Eastern Europe (exemplified by the acquisition in 2000 of Budimex, Poland's largest construction company).

Revenues
Construction
CAGR 11%


1,533
1,864
2,149
2,212
2,969
3,432
3,789
3,601
3,583
'96
'97
'98
'99
'00
'01
'02
'03
'04

EBIT and EBIT margin


34
2.2%
40
2.1%
67
3.1%
79
3.6%
96
3.2%
123
3.6%
155
4.1%
168
4.7%
170
'96
'97
'98
'99
'00
'01
'02
'03
'04

With over 35 years' experience in the field, Ferrovial is now one of the world's largest private-sector transport infrastructure development groups, and it has a committed investment of over 2.2 billion euro in 17 toll roads (in Spain, Portugal, Ireland, Chile, Canada and the US), 4 airports (in Australia, the UK and Chile), and over 200,000 parking spaces (mainly in Spain).

The infrastructure business is one of Ferrovial's key growth engines and is backed by an expanding market that continues to demand companies with experience and investment capacity to respond to numerous privately-financed infrastructure development projects worldwide. Ferrovial's objectives in this market are to create value through growth, actively manage its growing project portfolio, and capitalise on the opportunities afforded by expanding markets, especially in OECD countries.

The toll road and car park businesses are managed by Cintra, which was listed in October 2004. Another significant event occurred in the fourth quarter of 2004: the group entered the US market by acquiring a toll road in Chicago and being selected as a strategic partner of the State of Texas for 50 years to design an infrastructure corridor.

Revenues
Infrastructure
CAGR 48%


27
18
77
179
257
346
450
524
614
'96
'97
'98
'99
'00
'01
'02
'03
'04

EBIT and EBIT margin


11
12
21
63
104
161
211
245
290
40.7%
66.7%
27.3%
35.2%
40.5%
46.6%
46.8%
46.9%
47.2%
'96
'97
'98
'99
'00
'01
'02
'03
'04

Real Estate is also a key business at Ferrovial, which tries to minimise the risks inherent to this market through very active risk management and an industrial approach to the business.

Ferrovial's strategy in this market is based on product type (first homes, which are considered to be less cyclical), new sales channels, and expanding markets.

Revenues
Real Estate
CAGR 34%


74
91
168
245
305
375
620
729
768
'96
'97
'98
'99
'00
'01
'02
'03
'04

EBIT and EBIT margin


12
15
24
43
75
88
104
133
146
16.2%
16.5%
14.3%
17.6%
24.6%
23.5%
16.8%
18.2%
19%
'96
'97
'98
'99
'00
'01
'02
'03
'04

In services, the acquisition of Amey and Cespa in 2003 boosted this key area, which had focused in the last decade on growth in urban services (street cleaning, municipal and industrial solid waste collection and treatment, and green areas), facility management, and integral transport infrastructure maintenance.

The integration of both companies has increased the division's size and financial muscle and changed the group's profile significantly, making it more stable and less dependent on cyclical activities, as well as providing a greater international presence. In 2004, the Services area accounted for 33% of total revenues and generated 21% of operating profit.

Revenues
Services
CAGR 77%


26
52
70
91
194
215
340
1,358
2,459
'96
'97
'98
'99
'00
'01
'02
'03
'04

EBIT and EBIT margin


-1
3
3
4
7
12
18
71
161
-5.2%
5.3%
5.0%
4.1%
3.6%
5.6%
5.2%
5.2%
6.6%
'96
'97
'98
'99
'00
'01
'02
'03
'04

At 2004 year-end, Ferrovial had a net cash position of 139 million euro. Ferrovial's positive cash flow in all its divisions, especially Construction, enables it to invest 300-400 million euro per year without increasing gearing.

Ferrovial is committed to creating long-term value, so that its business project is recognised as a world leader—an objective that is founded on the fundamental principles of profitability, innovation, transparency, ethics, reduced environmental impact, and social development.

Those principles are highlighted by a number of initiatives each year; for the third year running, Ferrovial was the only Spanish construction group to be selected for the Dow Jones Sustainability Indexes, one of the world's leading sustainability benchmarks. Ferrovial also implemented a Code of Business Ethics that establishes the basic principles and commitments that all its companies, employees and executives must respect and comply with in their activities.



traditional and cutting edge technology).
The renovation and extension of the Palau de la Música Catalana has created new installations, a new square, and a new auditorium with the latest technology and perfect acoustics. A 22-metre sculpture dominates the corner on the new façade of this avant garde auditorium while maintaining the essence of a UNESCO World Heritage building.

Ferrovial renovates and extends numerous historical buildings. In 2004, it converted the 16th century Buenavista Palace into the Picasso Museum in Málaga.



6,721

million euro backlog

25%

international backlog

Once again, Ferrovial was one of Europe's leading construction companies in 2004 as a result of sustained investment in the Spanish market, increasing profitability and expanding selectively outside Spain. The Group operates in all areas of construction: civil engineering, building and industrial construction.

Competitive situation

Construction was one of the Spanish economy's main growth engines for the seventh consecutive year (accounting for 17% of total GDP): the construction market grew by about 4%, several tenths of a point faster than Spain's economy as a whole.

The medium-term outlook for the sector is sustainable, with the 2004-2008 Kingdom of Spain Stability Plan envisaging an average 3% growth in construction in real terms during that period.

This stable outlook is underpinned by several factors:

- The announcement of Spain's 2005-20 Strategic Transport Infrastructure Plan (PEIT), which envisages over 241 billion euro of investment. The size of the investments and the long period of execution lay the foundations for continued growth in the sector and are an anti-cyclical, stabilising force. The plan will be submitted to Congress in the first half of 2005. The Development Ministry has proposed a review of the Plan every four years in order to analyse performance and review its suitability.

In order to guarantee funding and deadlines and maintain budgetary stability, the Plan envisages that at least 20% of investments will be made by private initiative. The finance formulas envisaged include concessions, which involve operating risk, as well as PPP (Public Private Partnerships) and PFI (Private Finance Initiatives), where the risk is limited to building and making the infrastructure available.

PEIT: the size and the long period of execution lay the foundations for continued growth in the sector. The Plan envisages that at least 20% of investments will be made by private initiative.

- The presentation of the Environment Ministry's AGUA Programme, which outlines the new government's plans for water. Although the total amount of the planned investments has yet to be announced, the Programme will modify the National Water Plan and provide alternatives to the Ebro Water Transfer, including over 20 desalination projects with an investment of close to 1.6 billion euro;
- Continued use of European infrastructure funds in 2000-06, which will be applied until 2008.

Spain's Transport & Infrastructure plan 2005-2020

241,391 million euro in investment

Source: Development Ministry

Source of funds


Public-private collaboration 20.5%
Private initiative 20%
Development Ministry budget + EU funds 59.5%

Application of the budget


Roads 25%
R&D 1%
City & intercity 13%
Intermodal transport 1%
Ports 10%
Airports 7%
Railway 43%

Investments and their objectives: the Plan focuses mainly on road, railway and city infrastructure. The Plan's objectives are to expand the high-capacity road network and advance in the network concept; increase the number of tracks with the European standard gauge, foster hybrid use (passenger and freight) and develop a high-performance network; and, in the case of city and intercity infrastructure, coordinate with regional and local governments to provide sustainable mobility via nationwide transport networks. The Plan envisages increased investments in the upkeep and refurbishment of the first-generation highways.

Once again, the number of government tenders increased considerably in 2004 (+18%), driven mainly by intensive action by regional and local governments, which amply offset the logical slowdown in central government tenders in a year marked by a change of government.

The projections for the homebuilding sector were exceeded; nevertheless, the outlook for the coming years is more moderate. Once again, there was an increase in the number of approved projects and housing starts (around 18%), which will enable activity in this subsector to be maintained in Spain.

Public tenders by customers

Source: Seopan


9,667
11,090
18,828
18,994
17,042
22,947
26,236
26,807
31,778
+18%
'96
'97
'98
'99
'00
'01
'02
'03
04
Local government (LG)
Regional governments (RG)
Central government (CG)

Percentage

	2001	2002	2003	2004
LG	41%	36%	42%	34%
RG	30%	36%	34%	33%
CG	28%	28%	24%	33%

In 2004, private investment played an increasingly prominent role in financing facility management and public services projects. Following the first contract in Spain under this new formula—the Barcelona/L'Hospitalet de Llobregat courthouse complex in 2003—numerous projects have arisen, mainly in healthcare. Various hospitals in Madrid, Cataluña, Burgos, Salamanca, Valladolid, Valencia, the Balearic Islands, the Canary Islands, and elsewhere are currently in the tender phase under the PPP formula.

There were also tenders for private financing of other public buildings such as courthouses, police stations and conference centres.

Within a framework of stability and economic growth, and given the budget deficit of regional and local governments and the requirement to balance budgets, private funding is becoming a complementary alternative in infrastructure development, contributing to greater efficiency.

Contrasting with the drastic fall in 2001 and 2002, the number of new contracts outside Spain increased steadily in 2004 as a result of the better situation of Spain's natural markets (Mediterranean Europe and Latin America) and the opening of new markets with growth potential, such as Eastern Europe.

Now that some of those countries have joined the European Union and other activity-inducing countries in the region are expected to increase GDP, those markets have become the main area of future expansion for Spanish and European construction.

Ferrovial has concentrated part of its future growth in the construction sector in Poland by acquiring 59.06% of Budimex for 142 million euro in 2000.

Poland is the largest new EU member, it has a similar population to Spain, its GDP is around 25%, and its construction market accounts for just 14% of Spain's. With these conditions, its growth potential is estimated to be very significant, boosted by structural funds and foreign direct investment.

An analysis of the construction sector in the last three months of 2004 shows a recovery in a market that had been in deep recession since 2001. Foreign direct investment, mainly in non-residential building projects, and home building permits (+15% in 2H04) were more dynamic during the year.

European Union cohesion funds and ERDF available to these new entrants to the single market far exceed the funds received until now through the pre-accession instruments (ISPA and Phare), and their effect on investment, mainly civil engineering, will be felt in the 2005-08 period. Growth is estimated to reach 7%-8% in 2005 in nominal terms.

Poland's 2004-06 National Development Plan includes investments of 16.7 billion euro fostered by the EU funds: 55%-58% will go to the Infrastructure and Environment Ministries, which will invest 56% of those funds in transport infrastructure projects. The funds are expected to double in the second phase (until 2013).

Poland's 2004-06 national development plan

Investment promoted by EU Funds 2004-06: 16,709 million euro



Public funds 21%
Other EU structural funds 46%
Private funds 11%
EU cohesion funds 22%

Strategic positioning

Ferrovial continues to focus on the construction market due to its considerable capacity to generate cash flow (around 300 million euro in the last three years) with which to fund the group's diversification and international expansion.

Ferrovial's main objectives in construction are as follows:

- maintain a leading position in the sector and seek greater growth based on:
  - controlled growth in projects and increasing the number of new contracts with private-sector customers;
  - performing more construction work under new financing formulae (PFI, etc.) in infrastructure concessions and the group's other businesses, such as services;
- increase profitability by:
  - creating value and a competitive edge by providing solutions and technology;
  - using new technology to improve productivity;
  - always satisfying customer needs: improve quality in construction, environmental management, etc.

Outside Spain, Ferrovial's construction activity is focused on opportunities in Eastern Europe through its investment in Poland; the Group also has a stable structure in other countries, principally Portugal, Italy, Ireland, Chile and Puerto Rico, and its strategy is based on four areas:

- bid selectively for contracts in stable countries and projects without collection risk;
- enter the US, UK and other markets, following the group's expansion into the concession and PFI business;
- use Budimex's position in Poland as a springboard for entering other East European countries;
- enter new markets with growth potential by creating stable, sound local structures.

Budimex's immediate objectives are to:

- maintain its position as Poland's largest construction company;
- reinforce its position by entering the segment of industrial works related to railway infrastructure and environmental projects;
- establish a stable presence in neighbouring countries;
- reinforce its presence in businesses that generate induced construction work (concessions and property), based on the group's know-how.

Significant events

As a result of the pace of production and new contracts in Spain and elsewhere, Ferrovial continues to strengthen its position as a leading construction group.

The backlog (one of the main barometers of future performance) ended 2004 with another record: 6.721 billion euro (+10% vs. 2003), ensuring 23 months' activity. The Spanish market accounts for 75% of Ferrovial's backlog. The international backlog amounts to 1.684 billion euro (25% of the total), and Europe (Poland, Portugal, Ireland and Italy) represents nearly 80% of this.

Backlog

Million euro



2,476
2,946
3,796
4,022
5,283
5,599
5,922
6,106
6,721
'96
'97
'98
'99
'00
'01
'02
'03
'04

Backlog by market

Total: 6,721 million euro



Other countries 25%
Spain 75%

Foreign backlog

Total: 1,684 million euro



Ireland 8%
Italy 18%
Portugal 11%
Chile 13%
Other 1%
P. Rico 7%
Poland 42%

Backlog by type of construction



Residential 17%
Non-residential 18%
Civil engineering 53%
Industrial 12%

The main new contracts in 2004 were the construction of the Southern by-pass of the Northern tunnel on the M-30 road in Madrid; the Arlaban-Eskoriatza section of a toll road in Guipúzcoa; the extension of Madrid Metro line 1 between Plaza Castilla-Chamartín and Ensanche de Vallecas; the extension of Madrid Metro line 5; phase 1 of the Prat quay in Barcelona; and the Madrid-East Coast high-speed railway between Villagordo and La Gineta in Albacete.

In the industrial segment, Ferrovial obtained the contract to build Europe's largest seawater desalination plant in Campo de Cartagena (Spain), with capacity to produce 140,000 m3/day; the Talagante sewage plant in Chile; and the Plá del Vent combined cycle plant in Tarragona.

The main works completed in 2004 include the Picasso Museum in Málaga, the new Palau de la Música in Barcelona, the extension of the Thyssen Museum in Madrid, the new

In 2004, Budimex reinforced its position in Poland by entering other segements such as railway infrastructure, and water and environmental projects.

headquarters for the Higher Council of the Chambers of Commerce in Madrid, the Radial 4 toll road between Madrid and Ocaña, and the Plasencia-Cañaveral section of the La Plata highway.

The largest projects obtained by Ferrovial include the Scut Norte Litoral shadow toll road in Portugal; the N4/N6 toll road in Ireland; the Guadarrama tunnel (sections 3 and 4); the high-speed railway line between Alora and Cartama in Málaga; and the new Madrid-Barajas airport terminal (which received Aena's 2004 Excellence and Best Practices Award).

As part of the strategy to internationalise in OECD countries, Ferrovial reinforced its position in Europe (Portugal, Poland, Ireland and Italy), and maintained its presence in Latin America (mainly Chile and Puerto Rico).

As a result of the implementation of Italy's transport infrastructure plan, Ferrovial obtained the contract to double-track the railway line between Andora and San Lorenzo (319 million euro) as well as the Turin Polytechnic. In 2004, Ireland became a stable market for Ferrovial's construction activity (in addition to the infrastructure business): construction of the N4/N6 toll road is under way since last year and two building projects were obtained. Before the end of 2004, Ferrovial was selected as preferred bidder for the construction of the N1/A1 toll road; this contract will foreseeably be signed early in 2005.

In Puerto Rico (a market of interest because of its influence and proximity to the US), Ferrovial obtained three road contracts which, with its two previous contracts, make a total of 156 million euro. Two major projects outside Spain were completed: the Abapo-Camiri road in Bolivia (financed by the World Bank) and the Asti hospital in Italy.

Ferrovial's entry into the US concession market at the end of 2004 will enable it to develop future construction projects in this strategic market.

In 2004, Budimex reinforced its leading position in the Polish market with intense bidding, boosting its construction backlog by 51.7%.

Budimex bidding for Polish construction tenders



2,823
1,919
+47%
'03
'04

Million euro
1 PLN = 0.226 euro

In 2004, Budimex focused on developing other priority segments, such as railway and water infrastructure, and environmental projects (the latter supported by Cadagua, Ferrovial's water treatment plant and engineering subsidiary). The result was that the company obtained the contract to build two sewage and sludge plants (financed partly by ISPA funds) and its first railway contract for PKP (Poland's national rail company): the modernisation and reconstruction of the Swieta Katarzyna station on the Opole-Legnica line.

By taking advantage of synergies with Ferrovial's other divisions—another factor underpinning its future growth prospects—Budimex has:

- obtained the 36-year concession to build, maintain and operate the Ocaña-La Roda toll road for 525 million euro in a consortium with Ferrovial's subsidiaries Cintra and Europistas (Budimex has a 10% stake);
- boosted property development (in which it operated on a smaller scale) by acquiring land in 2005 for residential projects in Poland's largest cities: Warsaw, Poznan and Cracow.

In 2004, Budimex and Ferrovial began to expand Warsaw airport. The main contracts obtained in 2004 were: two sections of the A-2 toll road, one of Poland's main road arteries, which links Warsaw with Berlin, Minsk (Belarus) and Moscow; the Hilton Hotel in Warsaw; and the Ikea store in Gdansk. The company commenced the construction of radar stations and a dock at NATO's Gdynia naval base.

Budimex continued to internationalise: it created a stable subsidiary in Germany and obtained projects worth 90 million euro in neighbouring countries.



Infrastructure

2,200 million euro in committed investment

72% of EBITDA generated abroad

The infrastructure business is one of Ferrovial's key growth engines and is backed by an expanding market that demands companies with experience, know-how and investment capacity as well as the ability to respond to the growing number worldwide of privately financed infrastructure development projects (construction, finance and operation).

Ferrovial is one of the world's leading private-sector developers of transport infrastructure, with committed investment in concession companies' equity that totals over 2.2 billion euro. This activity is carried on through the development and management of toll roads and parking lots (through Cintra) and airport mnagement.

Investment by activity



Car parks 10%
Airports 12%
Toll roads 78%

Investment by region



Australia 8%
Chile 15%
Spain 29%
US 17%
UK 6%
Portugal 5%
Canada 20%

Cintra was floated in 2004 through a combined primary/secondary offering in one of the largest IPOs in Europe in 2004 and the largest in Spain in the last three years. The operation raised 500 million euro to enable the company to continue its strategy of growth in the market of private-sector development of transport infrastructure.

Prior to the offering, a number of restructuring operations took place: Macquarie Infrastructure Group (MIG) received a 13.78% stake in the 407 ETR concession company (Toronto) in exchange for 11.99% of Cintra; and Cintra was given Ferrovial's car park business and a 50% stake in the Ocaña-La Roda (Madrid) toll road concession company.



Ferrovial
100%
Ferrovial Infraestructuras
62.03%
100%
Cintra
Ferrovial Aeropuertos
Toll roads
Car parks

Toll roads

With over 35 years' experience in this field, Cintra currently manages 17 toll roads (1,700 kilometres) in Spain, Portugal, Ireland, Chile, Canada and the United States.

It has also been chosen as "strategic partner" of the State of Texas for a period of 50 years for the design and planning of an intermodal infrastructure corridor (1,300 kilometres).

Competitive situation

The number of new projects increased in 2004, whereas the number of mergers and acquisitions declined with respect to 2003.

This trend was due to the decision by governments to resort to the private sector to fund infrastructure projects, not just because of the need to contain public spending but also because of a growing acknowledgement of the private sector's efficiency in this area. This is evident in the recommendations by the European Union's Van Miert Group and the definition of Spain's new Strategic Transport Infrastructure Plan 2005-2020, with a planned investment of 15 billion euro in roads with private-sector participation.

Trends in new projects were as follows:

- strong growth in the number of new projects in Europe, although not in the number of new tenders due to temporary delays in some countries. This factor will provide a considerable increase in the number of tenders in 2005 and 2006, when programmes are expected to be launched in Germany, Poland, The Netherlands and Greece, in addition to new projects in the United Kingdom and the strengthening of current plans in Ireland, Portugal, France, Hungary, Finland and Italy;
- the OECD countries are the main growth area, with project numbers up 25%[1]; nevertheless, a relative improvement was observed in the economic and financial prospects of emerging countries in general and Latin America in particular;
- strong growth in the infrastructure concession business in the United States and Canada, where the number of new projects surged 35% in 2004, promising significant growth in this market in the coming years;
- segmentation of projects on the basis of formulae for private sector participation, risk profile and profit potential; growth in traditional concession formulae, where both the administration and the private-sector developer have the opportunity to maximise value creation; there is also growing demand for projects to be developed under formulae that cap the returns to private initiative in return for lower risks and risk management systems.

Strategic positioning

Ferrovial's toll road division's priority goal is value creation through the appreciation of its portfolio of projects; this strategy is underpinned by two key factors: growth and active management of the portfolio with the goal of optimising cash flow.

Cintra's investments focus on:

- concentrating commercial presence and bidding in OECD countries in order to minimise political, legal and financing risks (finance is arranged long term in the local currency);
- controlling stakes in projects, enabling the Group to apply active management in order to maximise value and cash flow. Cintra's average stake in its concession projects is 58%;

[1] According to Public Works Financing

In 2004, the company entered the US transport infrastructure concession market, a priority in the group's expansion plans.

- an approach based on investing in projects with future value-creation potential: new projects where management over the full term makes it possible to reduce risks and, therefore, increase returns and leverage;
- projects where it is possible to optimise the volume of debt and minimise the financial risks using project finance (i.e. without recourse to the shareholders) in local currency;
- projects large enough (minimum 20 million euro in equity) to justify the resources and create value; and with a sufficiently-long concession period (20 years) to offset the risks of the economic cycle. The average residual life of the toll road projects is 70 years.

Significant events

Apart from the Cintra IPO, 2004 was a turning point for two other reasons of weight: the Group's entry into the infrastructure market in the United States, a priority in our growth plans, and the favourable outcome, early in 2005, of the legal dispute with the Province of Ontario, Canada.

In the United States, Ferrovial's subsidiary obtained the Skyway Chicago concession, the first privatised toll road in the US. The transaction, involving an investment of 1.83 billion dollars, consists of a 99-year concession to maintain and operate an elevated toll road measuring 7.8 miles (12.5 km).

Operational since 1959, the Chicago Skyway has three lanes each way, with 37% of elevated structure, including a 750-metre bridge over the river Calumet. The Skyway connects the Dan Ryan Expressway (southern access to Chicago) and the Indiana Toll Road (access to Indiana, Michigan and north-western states) and carries an average of close to 50,000 vehicles per day. The concession agreement envisages a progressive increase in tolls, from 2 dollars in 2005 to 5 dollars in 2017. From 2017 onwards, tolls will rise annually by the highest of 2%, the increase in CPI, or the increase in nominal GDP per capita.

Early in January, financing of the operation was completed via a 9-year bank loan for 1.19 billion dollars to finance the acquisition of the concession and cover the infrastructure improvement costs envisaged between 2005 and 2008.

In December, Cintra became a "strategic partner" of the State of Texas for 50 years in designing and planning the Trans-Texas Corridor, one of the most ambitious infrastructure projects ever undertaken there. Over the next twelve months, Cintra will develop a Master Plan to define the infrastructures to be built in the corridor and the optimal financing formulae or systems for each project. The plan represents a total investment of between 29 and 36.7 billion dollars over 50 years.

The initial phase has identified seven new concession projects to be developed between 2005 and 2010 at an investment of 7.3 billion dollars.The contract, to be signed early in 2005, gives the winning consortium the pre-emptive right to negotiate with the State to obtain several toll road concession projects directly. In its preliminary analysis, Cintra proposes to directly develop at least five toll road projects in the corridor worth approximately 6 billion dollars.

The Trans-Texas Corridor (TTC-35) will be a multi-use transport corridor up to 360 metres wide and 1,300 km long, running from the Mexican border in the Lower Rio Grande (MacAllen) area to the Oklahoma state line north of Dallas. The corridor will include toll roads with separate lanes for light and heavy vehicles, plus freight and high-speed train lines, service roads and utility lines (gas, power, telecommunications, drinking and irrigation water, etc.). The route runs broadly parallel to the I-35, I-37 and the SR-281, all of which are highly saturated. Interstate 35 (I-35) is NAFTA's main transportation artery, linking Mexico with the US and Canada.

In January 2005, the Ontario Superior Court ruled in favour of the 407 ETR concession company and dismissed the Province of Ontario's appeal against the arbitration decision issued on 10 July 2004, which stated that 407 ETR did not need any authorisation from the provincial government in order to increase tolls.

The decision is very important since the toll review mechanism allows tolls to be raised provided that traffic stays above a given threshold. In January 2005, 407 ETR announced another toll review involving an average 7.3% increase from 7 February.

During the year, Cintra identified and analysed 27 investment opportunities. Only 11 of them overcame the hurdle of internal analysis and, finally, five specific bids were presented for projects in the United States, Poland, Italy and Portugal. The company is also short-listed for another 11 projects worth 8 billion euro in Ireland, Greece, Italy, Finland and the United States.

Cintra is also short-listed for 11 projects worth 8 billion euro in Ireland, Greece, Italy, Finland and the United States.

The R4 radial toll road between Madrid and Ocaña was opened to traffic in April 2004, four months ahead of schedule. Through December 2004, the average daily traffic on the R4 increased by 33.4%, with traffic peaking at 19,397 vehicles on 3 December.

In 2004, Cintra signed the contract for the Ocaña-La Roda toll road, which runs for 36 years with an option on an extension to 40 years.The road is a direct continuation of the R4 radial road, also managed by Ferrovial, and completes a 212 km corridor between Madrid and La Roda, making it an alternative to the current A-3 highway between Central and Eastern Spain.

Financing of the project was completed in June 2004 for a total of 522 million euro. At year-end, the toll road design had been completed and the land required to build the road was being occupied by the concession company. Construction commenced in February 2005.

In June 2004, Cintra agreed to buy out Europistas' 10% stake in Ausol, increasing its stake to 85%.

In Ireland, construction of the N4/N6 toll road reached 70% completion and the debt was refinanced. Additionally, improvements were made in the area of operability since the system in place is now interoperable with that used by the other toll roads in Ireland. Ireland's first toll road is scheduled to become operational in November 2006 under a 30-year concession.

In Portugal, the Scut Algarve shadow toll road was fully opened and construction of the second concession, the Scut Norte Litoral, reached 57.7% completion. The road is expected to be partly open by mid-2005 and fully open in the first half of 2006.

In Chile, the Temuco-Río Bueno toll road debt was refinanced by issuing 725 million US dollars in bonds. In October, the first bond was successfully placed for a total of 170 million dollars. The issue was lauded as 'Latin American Refinancing Deal of the Year' by Project Finance Magazine.

Toll roads managed by Cintra

	km	Managed investment	% Cintra	Committed investment	Status	Concession term
Spain						
Europistas (A1 Burgos-Armiñón)	84.0	357.7	32.5	24.2	Operation	1974-2017
Autema (Terrassa-St. Cugat)	48.3	218.1	76.3	61.0	Operation	1986-2037
Ausol I (Málaga-Estepona)	82.7	472.0	85.0	212.7	Operation	1996-2046
Ausol II (Estepona-Guadiaro)	22.5	197.8	85.0	0.0	Operation	1999-2054
Túnel de Artxanda (Bilbao)*	2.9	95.9	16.2	4.2	Operation	1998-2048
M-45 (O'Donnell-N IV Madrid)	14.5	194.5	50.0	19.2	Operation	1998-2029
R 4 (Madrid-Ocaña)	95.0	687.6	53.1	97.8	Operation	2000-2065
Madrid - Levante (Ocaña-La Roda)	177.0	564.9	63.0	3.5	Construction	2004-2040
Canada						
407 ETR (Toronto)	108.0	2,485.3	53.2	436.4	Operation	1999-2098
USA						
Chicago Skyway	12.5	1,470.0	55.0	374.0	Operation	2005-2104
Portugal						
Scut Algarve	129.8	274.8	77.0	35.3	Operation	2000-2030
Scut Norte Litoral	112.9	382.0	75.5	76.1	Construction	2001-2031
Ireland						
N4/N6 Kinnegad Kilcock	36.0	328.8	93.0	42.5	Construction	2003-2033
Chile						
Ruta 5 Talca-Chillán	193.0	259.1	43.4	13.2	Operation	1996-2015
Ruta 5 Temuco-Río Bueno	171.7	165.6	75.0	45.5	Operation	1998-2023
Ruta 5 Collipulli-Temuco	144.0	207.0	100.0	78.6	Operation	1999-2024
Ruta 5 Santiago-Talca	265.0	605.3	100.0	207.9	Operation	1999-2024
Total	1,699.8	8,966.3		1,732.2		

Million euro

At 2004 year-end, Cintra was selected as the strategic partner of the State of Texas to design and plan the Trans-Texas Corridor project.

* Indirect stake through Europistas.

Airports

Since entering this market five years ago, Ferrovial has positioned itself as one of the leading private-sector airport developers in terms of both the volume of committed investment and the quality and diversification of the assets it manages. The company is involved in managing four airports - in the UK, Australia and Chile, which handle 35 million passengers per year.

Airports managed by Ferrovial

	Managed investment	% Ferrovial	Committed investment	Status	Concession term
UK					
Bristol international airport	434	50.0	60.6	Operation	Unlimited
Belfast City Airport	65	100.0	30.8	Operation	2003-2114
Australia					
Sydney airport	3,448	20.9	172.5	Operation	2002-2097
Chile					
Antofagasta airport	8	100.0	1.9	Operation	2000-2010
Total	3,954		265.8		

Million euro

Competitive situation

The finance needed for heavy investment in airport infrastructure, the search for improved management and the lack of specialised capital have accelerated privatisation in the airport sector in recent years.

This market appeals to private-sector investment for a number of reasons:

- foreseeable growth in air traffic: an estimated 6% per year for the next 20 years;
- diversification of revenues through development of non-aviation revenues;
- less competition;
- value creation on project maturity: improved non-aviation revenues and optimisation of financial and operating costs and investments.

In the last four years, airport infrastructure has proved to be very resilient and able to adapt to sharp changes in the industry.

Relationships between airports and airlines are now much more dynamic, and low-cost carriers have expanded rapidly. In general, airports have cut costs and diversified revenue sources. The latest economic study by Airports Council International (ACI) shows that 50% of an airport's total revenues come from non-aviation sources and management is more commercially-geared than ever.

In 2004, the world aviation industry showed clear signs of a recovery, registering the highest levels of air travel ever. Assisted by new business strategies, demand has recovered much faster than on previous occasions. Passenger numbers rose 10.4% in 2004, while international traffic grew 13%. Airports with less than 5 million passengers were the driving force, increasing traffic by an average of 11.1%, contrasting with the 2.3% growth at Europe's major hubs (which handle over 25 million passengers per year).

Asia-Pacific was the most dynamic region (+18.2%), followed by the Middle East (+14.8%), while Europe and the US attained around 8% growth.

Strategic positioning

In 2004, Ferrovial consolidated its airport management strategy, focused mainly on seeking opportunities with the potential to add considerable value to its investment portfolio, either as a result of solid growth projections and cost control, or through a position in low-risk markets.

Ferrovial's objective is to become one of the world's leading investors in airports. Accordingly, it participates in all strategic decisions that affect business viability and profitability and compliance with concession contract commitments.

Ferrovial has attained a significant presence in the airport privatisation market, in terms of both the volume of capital invested (266 million euro) and the soundness of its investments. Its portfolio has good examples of profitability and diversification: one of the world's largest hubs (Sydney); and regional airports in the EU (Bristol and Belfast City).

Significant events

Bristol airport experienced exceptional growth in 2004: traffic rose 20% to 4.6 million passengers. Also since the acquisition, the company has laid the foundations for becoming one of Europe's prime regional airports.

In September, Continental Airlines announced a new daily flight between Bristol and New York, commencing in May 2005. There was also an increase in low-cost traffic, both domestic and international.

Easyjet, the main airline operating at Bristol, extended its network (to include Madrid, Geneva and Rome), enabling it to add a seventh aircraft at Bristol. The airline is considering the addition of an eighth aircraft in mid-2005.

Bristol Airport began the necessary investments to adapt its terminal to the growth experienced in passenger numbers by expanding the apron and the check-in and baggage reclaim areas. The Routes 2004 Conference, held in Madrid, granted Bristol the OAG Airport Marketing award, in the category of airports under 5 million passengers, in recognition of its success in promoting its services and routes.

During the year, Sydney Airport affirmed the recovery that had commenced in the second half of 2003 and handled around 27.6 million passengers, 12% more than in 2003 and 16% more than in 2002.

The recovery in traffic ahead of projections was due to the opening of new routes and, above all, the increase in available seats. In 2004, Qantas's new low-cost carrier began offering domestic flights.

In September, the process of refinancing was concluded with a substantial improvement in conditions. The airport raised 3.8 billion Australian dollars, which will be used to replace existing debt and finance future investments, including adapting the airport to handle the Airbus 380.

With 5 aircraft serving 16 destinations, Belfast City Airport increased passenger numbers by 6% to over 2 million in 2004. Flybe was the main force behind this growth as it increased traffic by 27% through opening new routes and increasing capacity on existing routes. Flybe has announced additional routes for the first quarter of 2005.

During the year, the airport outsourced security and ground handling and began reconfiguring and enhancing its commercial and foodservice offering. As a result, commercial revenues increased by 35%. A review of the limits on the airport's operations commenced in the first half of 2004, focusing firstly on the cap on the number of seats that can be offered on incoming and outgoing flights.

In April 2004, Ferrovial sold its stake in ITA, the company that owns 15% of Aeropuertos del Sureste de México. Though initially decisive, this investment no longer met Ferrovial's criteria and the stake was not sufficient to enable it to participate directly in strategic decisions and development of this group of airports.

Car parks

Ferrovial, through its subsidiary Cintra Aparcamientos, is one of Spain's largest private-sector car park development companies and currently manages over 200,000 spaces in 128 cities in Spain, Andorra and Puerto Rico.

It is present in all areas of the business: construction and operation of off-street car parks; control and management of on-street parking; construction and sale of private car parks; and additional services, such as supply and maintenance of meters and other equipment.

Competitive situation

The sector of privately-owned car parks is well established; there are few large nationwide operators and a large number of local firms. This explains the difficulty in making large acquisitions and the need to focus expansion on organic growth, by bidding for new projects or management contracts and occasionally buying small firms or individual assets.

The only noteworthy operation in 2004 was the acquisition by Cintra of Estacionamientos Guipuzcoanos (Eguisa), Spain's seventh-largest off-street car park company.

However, the market in new projects was lively: over 160 tenders to manage a total of 129,000 parking spaces. The most active sub-sector was on-street parking (close to 70,000 parking spaces).

In recent years, there has been growing interest among mid-sized local construction companies in developing off-street car parks as a means of diversification. However, this competition has not hampered growth by established players in the sector.

Strategic positioning

Ferrovial's strategy in the car park sector is based on:

- expanding the number of projects under management in the domestic market; opportunities in other countries will be considered if they are above a critical size and lend themselves to a standardised management model;
- consolidating our leading position in the municipal car park market;
- developing and managing car parks outside the municipal market: tenders held by governments and government agencies that have their own car parks (airports, railway stations, ports, hospitals, etc.) and the development of business with large private companies not related to the sector that manage car parks in connection with their activity (shopping malls, hotel chains, etc.);
- implementing new technologies in car park management: access control systems; license plate recognition systems in off-street car parks; centralised operation; and new technologies in on-street parking services.

Parking spaces



99,805
118,380
131,115
156,602
173,150
181,150
207,447
'98
'99
'00
'01
'02
'03
'04

Parking spaces managed outside the municipal sphere



2,365
3,549
7,933
10,006
10,006
17,126
19,482
'98
'99
'00
'01
'02
'03
'04

Parking spaces by type



Private
11.7%
On-street
65%
Off-street
23.3%

Significant events

In 2004, Ferrovial's car park division strengthened its growth strategy by attaining over 207,000 parking spaces in 128 cities in Spain, Andorra and Puerto Rico, i.e. a 14% increase on 2003 and a 13% rate of annual growth in the last six years.

In September, Cintra took control of Estacionamientos Guipuzcoanos after acquiring an additional 57.1%. Eguisa owns eight underground car parks (five in San Sebastián and three in Madrid) with close to 4,400 spaces. With this acquisition, Cintra has become the leader in Madrid, with ten off-street car parks under management.

During the year, Cintra analysed 159 investment projects, presented 57 bids and was successful in 26 of the 39 tenders that were resolved, i.e. a 66% success rate.

The main events in 2004 are as follows:

- strong growth in the Basque Country due to the addition of Eguisa's five car parks in San Sebastián, the award of one off-street and three private car parks in Bilbao, and the renewal and expansion of the on-street parking contract in Baracaldo;
- major on-street concessions in Palencia, Majadahonda and Ocaña; expansion of the on-street parking management contract in Madrid; and commencement of activity in this segment in Extremadura after winning the only two tenders that were held: Don Benito and Zafra;
- consolidation of the use of leading-edge technology (Mobility);
- obtainment, directly or through municipal-private partnerships, of four new off-street car parks and 14 private car parks;
- a contract to build and operate off-street car parks in the Maristas School in Sevilla, thus strengthening the company in the area of non-municipal car parks.

In 2004, Cintra continued with its policy of refurbishing and modernising off-street car parks, including major works in the following car parks: Colón and Fuencarral (Madrid); Jardines del Náutico (Gijón), Princesa Zaida (Cuenca) and Plaza de México (Santander).

In cities, villages and tourist areas. Homes evolve as customers become more demanding. The latest trends in home building include domotics, energy saving and sustainable development.

Ferrovial knows that buying a home is the largest single investment most people make in their lifetime. Therefore, it works on improving quality and customer service. It is currently developing over 19,000 homes in 40 cities in Spain and Portugal.



Real Estate

2,400 homes sold

1,000 million euro in the real estate backlog

With over 19,000 homes in development and a stable presence in 39 cities in Spain, Ferrovial's Real Estate division has become one of the country's largest homebuilders in recent years. Based on an industrial approach to the business, activity is focused on the residential segment (mainly first homes) and property brokerage (through realtor Don Piso).

Presence of real estate division


Asturias
Cantabria
Basque Country
Galicia
Navarra
Rioja
Aragón
Cataluña
Castilla León
Madrid
Baleares Islands
Valencia
Lisboa
Castilla la Mancha
Andalucía
Murcia
Canary Islands

Branches and sales offices of Ferrovial Inmobiliaria

Sales offices and franchises of Don Piso (314)

They clean streets and collect municipal and industrial waste, which they then process, recycle or dispose of in landfills. They maintain our city parks. They clean buildings, manage facilities (air conditioning, heating, electricity) and handle internal mail, catering, security, etc. They maintain road surfaces, paint lines and place signs, in cities and at airports. In the UK, they even renew and maintain London Underground.

Over 32,000 Ferrovial employees perform this specialist work every day, round the clock.



Services

2,459
million euro
in revenues

57%
of the backlog
is international

Ferrovial's services division is strategic since it encompasses businesses with growth potential, stable earnings and long-term contracts. Ferrovial's strategy in this area focuses on growth in three business lines: urban services, facility management and infrastructure maintenance.

Organic growth, reinforced with an intense acquisition policy in Spain and other countries in recent years, has made Ferrovial one of Europe's largest services companies, with a more stable business profile and greater international presence.

Complementary activities

Urban services

- Urban services
- Street cleaning
- Municipal waste collection and processing
- Industrial waste collection and processing
- Parks

Infrastructure maintenance

- Roads
- Railways
- Urban areas

Facility Management

- Maintenance
- Comprehensive services
- Cleaning

Revenues 2004
Total: 2,458.7 million euro


International
56%
Spain
44%

EBIT 2004
Total: 161.4 million euro


International
46%
Spain
54%

Backlog 2004*
Total 4,973 million euro
* Not including the Tube Lines backlog


International
57%
Spain
43%

Competitive situation

Spanish market

Urban services companies' actions are determined mainly by two factors: regulations and the market.

Growing environmental awareness among Europeans has led to the implementation of guidelines and strategies to foster a change in traditional municipal and industrial waste treatment systems.

Spain's municipal services market (i.e. management of green areas, street cleaning and waste collection, industrial waste treatment and services) represents about 6 billion euro. The sector in Spain has expanded significantly in the last fifteen years, faster than the rest of the industry and the economy in general. Nevertheless, it still accounts for a lower percentage of GDP in Spain than the European average; as a result of this gap and the country's environmental commitments, growth is expected to continue in the coming years.

The growing demand for these services calls for companies with:

- the ability to respond comprehensively, with specialisation in managing services;
- financial power, to enable them to take on the development and execution of infrastructure projects awarded by government.

Competition is also intense in industrial services, although companies are smaller and focus more on the local market or specialise in specific waste treatments. Since this is an immature market, greater dynamism is expected, so fast growth will continue in the medium term.

In Portugal, another target market for Ferrovial's services area, the economic and political situation has decelerated the pace of tenders. As a result, greater dynamism is expected in the sector in 2005, with the objective to make further investments and award contracts in order to meet the requirements of European regulations.

Facility management is also an expanding market, in which external managers coordinate and capitalise on assets that are not part of a company's core activity (such as buildings).

Governments have outsourced facility management for over a decade, and this system is most common in the UK, mainly under the Private Finance Initiative (PFI) formula.

In Spain, the industry exceeds 1 billion in annual revenues, and the ten largest companies in the sector account for 62% of the total. Growth in this sector is close to 15% per year, boosted by widespread use of facility management by private institutions and companies. This market is expected to increase by 15%-20% per year in the coming years. New PFI and PPP (Public Private Partnership) arrangements will lead to facility management contracts in healthcare, prisons, sports centres, courthouses and other areas.

Demand for these services ranges from traditional maintenance to comprehensive formulae, which include other services such as cleaning, interior gardening, security, catering (horizontal integration) and property management (vertical integration). Facility management is a highly specialised business.

Facility cleaning is a fragmented market with numerous small and mid-sized enterprises. The outsourcing of these services will encompass industrial and special cleaning and will progressively be awarded under multi-service contracts.

As a result of investment in new infrastructure, spending on road maintenance and upkeep has increased steadily in recent years in Spain (as in the most advanced countries in Europe), in line with the outsourcing of these activities, which have always been managed by governments in the past. This comprehensive maintenance model is also being implemented in other types of infrastructure such as airports and waterworks. Spain's 2005-20 Transport Infrastructure Plan (PEIT) earmarks 20% of the budget for infrastructure upkeep and maintenance.

United Kingdom

In the UK, road and rail infrastructure maintenance contracts are awarded by central and local government, and the bulk of growth is in PFI projects. The market has gradually opened up to other services related to road network maintenance, such as the upkeep of street and road lighting.

In the last few years, the central governments of England (through the Highways Agency) and Scotland (through the Scottish Executive) have awarded a steady flow of long-term public-private contracts. In England, the market is expected to move towards larger projects with a greater bias towards operational and professional services. This trend is incentivating consulting and engineering companies to enter the market.

In 2004, Amey maintained its leading position in this sector, where it has five of England's nine maintenance contracts, representing nearly 25% of the total value of its projects. Amey has over 50% of the Scottish market.

Growth opportunities in the sector will be reinforced in the near future with contracts awarded by local governments: just 139 of the 210 have outsourced infrastructure maintenance services. The objectives of improving service quality and boosting operating capacity will increase the private sector's participation in these contracts. Although the market is quite fragmented, Amey and four other companies have a combined share of 50% of the segment that is managed by the private sector.

One of the most developed segments in local government contracts is streetlighting maintenance and renewal. The projections envisage six new streetlighting tenders per year, and new initiatives are expected to have a broader service range, such as the tender in Birmingham expected in 2005, which may exceed 1 billion pounds.

Amey currently manages three of the streetlighting projects developed in the last few years and is bidding for other contracts.

Conversely, the UK's railway maintenance and track replacement sector has had a mixed performance. The market changed in 2003 after a decade in which private companies provided maintenance and track replacement services. The decision in 2004 by Network Rail (the public body created to manage these contracts) to perform maintenance work in-house reduced the size of the market for the private sector, which has reoriented its business strategy to track replacement and other value-added services. The scale and opportunities in this market will depend on the future budget allocated to track replacement, improvements and other services (it is expected to increase given the deficient situation of railway infrastructure and the high level of utilisation).

In 2004, we completed the first year of managing maintenance and track replacement on London Underground. During the year, Amey increased its stake in Tube Lines, which holds a 30-year concession to maintain and renew three London Underground lines, from 33% to 66%.

The UK has a long tradition in facility management, in which large groups linked to the construction sector and small services companies compete in a growing market. Growth is expected due to the ambitious PFI development programmes in England and Scotland, particularly in the areas of healthcare and education.

Strategic positioning

In 2004, completing the integration of its services activities enabled Ferrovial to position itself as one of Europe's leading players in this area. Its general strategy is to reinforce its position and grow in municipal services, facility management and infrastructure upkeep in Spain and elsewhere.

Active participation in PFI services contracts, capitalisation on synergy among activities, and the search for complementary business opportunities define the policy of an area with other specific objectives:

- municipal and industrial services: foster the application of the latest technology in order to optimise management; focus on longer term contracts and new types of administrative concessions; increase regional presence in Spain and Portugal, and foster source selection and specific treatment for each type of waste, in line with European guidelines; reinforce comprehensive services management for large industrial groups; and extend alternative solutions;
- facility management: in addition to participating in PFI projects, mainly in healthcare, foster vertical integration with clients; increase sales efforts in industrial maintenance; and increase international presence;
- infrastructure maintenance: seek opportunities in emerging, complementary businesses and reap synergies among businesses in the markets where Ferrovial operates.

In 2004, Amey (acquired in 2003) exceeded the initial expectations for the consolidation of its strategic businesses, restructuring in search of cost efficiency and reduction, management of working capital and cash flow, and the pace of obtaining new contracts.

From now on, the company's strategic objective is to grow profitably in its existing businesses or in areas related to its current capabilities. In this context, and given the competitive situation of the markets, obtaining PFI projects will play an important role in the medium and long term.

Amey's position in its various business lines is focused on:

- infrastructure maintenance: reinforcing the leading position in contracts with the central government by concentrating on projects that cover a broader range of services; growing the number of contracts with local administrations; proactively bidding for PFI projects; fostering new collaboration schemes with customers, especially the railways;
- facility management: reinforcing its position and identifying new opportunities, preferably PFI contracts, in the education and healthcare sectors; developing facility management projects for public-sector customers, with particular emphasis on the direct provision of services; selectively bidding for projects that include the provision of value-added services to local government;
- London Underground: after increasing the stake in Tube Lines, the strategy is to optimise operations and rigorously manage investments in infrastructure improvement.

Significant events

Spanish market

Urban services

Ferrovial's urban services division currently covers a total of 786 municipalities in Spain, including A Coruña, Alicante, East Barcelona, Granada, Huelva, Madrid (several districts), Murcia, Pontevedra, Vigo, Vitoria and Zamora. In Portugal, the company serves Albufeira, Valongo, Terras Frías, Parque Expo, Torres Novas, Planalto Bairao and Quarteira.

The division also maintains 29 million square metres of green areas in cities such as Barcelona, Bilbao, Burgos, Cádiz and Madrid, in Spain, and Porto and Cascais, in Portugal.

Municipalities served in Spain	786
Waste collection: population served	5.3 million
Street cleaning: population served	5.2 million
Municipal waste managed (conventional collection)	2.15 million tonnes
Non-hazardous waste landfills	30
Industrial services - private clients	over 11,000
Non-hazardous waste transfer centres	24
Green spaces: population served	6.1 million
Park maintenance	29 million m^2

The addition of Cespa has enabled the group to increase and reinforce its presence in municipal services in Spain and Portugal. The integration of sales and technical departments has boosted the group's ability to respond: in 2004, the division made approximately 400 bids for contracts relating to waste collection and street cleaning, waste treatment plants, landfills and comprehensive industrial waste management. The company attained over 25% of the contracts.

This business area also continued to reinforce its strategy of diversification into complementary activities via Research & Development & Innovation (RDI), which enables it to provide better services and create additional markets where it can grow and develop. One of the main RDI projects at present is "CLONIC", which will help reduce the environmental cost of treating leachates from landfills.

The main contracts in 2004 were street cleaning of the Sanchinarro and Las Tablas developments in Madrid; waste collection and street cleaning in Nigrán (Pontevedra) and Adra (Almería); the renewal of the waste collection and cleaning contract in Sant Vicenç dels Horts (Barcelona); management of green areas in Murcia; and comprehensive maintenance of the Juan Carlos I park in Madrid.

The main industrial services contracts were the treatment of scrap and wood waste at the Ford plant in Valencia (in addition to comprehensive waste management at the facilities); management of Acerinox's waste in Cádiz; extension of the landfill contracts in the Vega district in Sevilla, Oris in Barcelona, and Colmenar Viejo in Madrid; and the construction and operation of waste treatment plants in Puertollano, Hostalets de Pierola, Guadalajara and Fuenlabrada.

Facility management

In 2004, Ferrovial reinforced its position as one of the leading facility management companies. In Spain alone, it manages 2,700 buildings (over 4.4 million square metres), including hospitals, museums, universities, prisons, shopping malls, sports facilities, factories, offices and landmark buildings.

The company performs the following services in facility management: comprehensive services (maintenance, cleaning, security, gardening, general services, energy, and property management); facility and special cleaning; and value-added administration services related to general services, human resources, customer care and information technology.

In 2004, the facility management area increased the number of bids by 6.7% and had a success rate of nearly 25%; as a result, its portfolio expanded by 21%.

The company continued to grow in the core maintenance market (where it is market leader) and facility management, boosted by new contracts including Ericsson's buildings in Spain and Portugal and the extension of the facility management contract with EDS to the rest of Spain (previously it managed only Cataluña) and Portugal.

In 2004, the company obtained a 30-year facility management contract for all the municipal sports centres in the Murcia region (the first PFI contract in leisure and sports). It also obtained the contract to operate the High Altitude Elite Sports Centre in Sierra Nevada.

The strategy in the cleaning business was focused more on improving margins than on growing. Even so, the company reinforced its presence in the healthcare sector, where it is now the leading company in Spain. There were also significant increases in the education and transport sectors. The main contracts were cleaning the commuter train stations in Madrid and Barcelona and the Puerta de Atocha station in Madrid. In 2004, there was a 13.7% increase in the number of tenders for cleaning contracts, and the company obtained close to 22% of them.

Infrastructure maintenance

With more than 25 years' experience, Grupisa is one of the leading Spanish companies in its sector. It specialises in full-service infrastructure maintenance, the manufacture and installation of marking and signage on roads and at airports and in cities, and road traffic management.

In 2004, the company provided comprehensive maintenance on 7,587 kilometres of roads in Spain; it used more than 3 million kg of paint for road marking and installed over 46,000 direction and airport signs and more than 12,000 square metres of traffic signs.

In addition to its core businesses, it entered other areas by developing and implementing traffic light controllers using proprietary technology.

The strategy to diversify into complementary businesses enabled it to advance in areas such as tunnel instrumentation, variable message panels, maintenance of lighting systems, deflecting baffles for airports, and infrastructure upkeep (gas and water works).

The main contracts in 2004 were the upkeep of the Somosierra section of the A1 highway; maintenance of the Arcos de Jalón section of the A2 highway; upkeep of the CN 111, 113, 122 and 234 roads in Soria; signage on the runways at Madrid Barajas and Torrejón de Ardoz airports; signage on roadworks in Calle 30; supply and installation of metal safety barriers in Alicante; and vertical signage on roads in Western Andalucía.

In Portugal, Ferrovial continued to reinforce its position as a leader in the markets in which it operates: road maintenance, machinery repair and maintenance, and the manufacture of bituminous emulsions.

The main contracts obtained in 2004 were the upkeep of roads in Coimbra, North Santarem, Setúbal (Alentejo and the metropolitan area) and San Pedro do Sul.

United Kingdom

In December 2004, Amey reached an agreement with Jarvis to buy the latter's 33% stake in Tube Lines, a company which holds a 30-year concession to maintain and renovate three lines of London Underground.

With this operation, which was signed in February 2005 at a cost of 146 million pounds, Amey strengthened its position in Tube Lines as it controls 66% of the consortium. Amey has also taken complete control of managing the contract to provide technical assistance in operating and maintaining the lines managed by Tube Lines; previously, it shared this activity 50:50 with Jarvis.

Tube Lines has a 30-year contract to manage the refurbishment and maintenance of London Underground's Jubilee, Northern and Piccadilly lines, representing a total projected investment 2.2 billion pounds. Tube Lines manages 100 stations and 335 km of track, which carry 246 trains and 1.75 million passengers every day.The company has 2,590 employees.

The main infrastructure maintenance contracts are:

- a 25-year streetlighting concession in Wakefield and Manchester for the installation of over 100,000 street lights;
- in February 2005, the company obtained a 7-year contract to maintain and manage road infrastructure in Cumbria (nearly 7,700 kilometres of road, 1,700 bridges and 44,000 streetlights, provision of related services and management of 1,000 vehicles);
- award by Network Rail of one of the first track replacement contracts since it in-sourced maintenance: Plain Line Track Renewals in southwest England;
- signature of a contract with the Scotland's National Driver Information and Control System (NADICS) in Glasgow under which Amey will advise on the operation, maintenance and improvement of equipment and systems for the next five years.

The following contracts are noteworthy in the support services area:

- Total Facility Management contracts for the offices of the Ordnance Survey, and with the Metropolitan Police to manage services in three buildings in the London area;
- closure of financing for the 30 year PFI contract to design, build and operate the Avon & Somerset courthouses;
- renewal of the facility management contract for the Police Stations of Northern Ireland (PSNI) after three years;
- selection as preferred bidder for the PFI contract to design, build and operate 20 schools in Northamptonshire.

In 2004, Amey began cooperating with Ferrovial's construction division to bid for and execute PFI projects in the UK, mainly in the area of healthcare and education.

The project to design, build and operate a complex of three hospitals in Peterborough is part of this initiative. This PFI is in the final stage of bidding and the preferred bidders are expected to be announced in the first quarter of 2005.

Financial statements



2004 management report

Grupo Ferrovial, S.A. and subsidiaries

I. Business performance in 2004

Figures are in million euro unless stated otherwise.

1. Key aggregates

Ferrovial's net income amounted to 556.8 million euro, a 63.5% increase on 2003.

Excluding the extraordinary income associated with the Cintra IPO in 2004 and the reversal of provisions in 2003, net income increased by 16.1% to 334.0 million euro.

EBIT grew by 24.5% to 765.8 million euro.

The performance of the key financial and operating variables is shown below:

Financials

	Dec-04	Dec-03	Chg. (%)
Net profit	556.8	340.6	63.5
Net profit excluding Cintra deal	344.0	296.2	16.1
EPS excluding Cintra deal	2.45	2.11	16.1
EBITDA	1.069.0	885.8	20.7
EBIT	765.8	614.9	24.5
Net sales	7.268.2	6.025.9	20.6
Net financial debt/(Cash)	(139)	591	
Leverage	-	34%	
Gross capital expenditure	389	862	

Operating figures

	Dec-04	Dec-03	Chg. (%)
Construction backlog	6,721	6,106	10.1
Completed work pending certification	258	254	1.8
Completed work pending certification (days' sales)	26	26	
Real estate pre-sales	694	720	-3.6
Real estate backlog	999	1,036	-3.6
Services backlog	4,973	5,177	-3.9
Toll road traffic			
Autema	18,326	16,962	8.0
Ausol I	19,340	18,199	6.3
Ausol II	16,565	14,915	11.1
407 ETR	271,860	258,832	5.0
M-45	80,280	80,296	0.0
Airport traffic (thousand pax)			
Sydney	27,617	24,572	12.4
Bristol	4,607	3,841	19.9
Belfast	2,064	1,943	6.2
Parking spaces	207,447	181,150	14.5

2. Analysis of income statement

2.1 Pro forma income statement

Note: In order to make the figures homogeneous and comparable between periods, the effect of the extraordinary income and expenses associated with the Cintra IPO in 2004 and the release of provisions in 2003 are not included. Annex II contains the *income statement statutory, which does include those effects.*

	Dec-04	Dec-03	Chg. (%)
NET SALES	7,268.2	6,025.9	20.6
Other revenues	69.9	39.1	78.8
Change in finished product and product-in-process inventories	235.5	226.7	3.9
Total operating revenues	7,573.6	6.291.7	20.4
External and operating expenses	4,965.5	4.322.1	14.9
Personnel expenses	1,539.1	1.083.8	42.0
EBITDA	1,069.0	885.8	20.7
EBITDA margin	14.7%	14.7%	
Period depreciation	166.7	121.0	37.8
Provision to Reversion Fund	33.7	23.3	44.9
Change in operating provisions	102.8	126.7	-18.8
EBIT	765.8	614.9	24.5
EBIT margin	10.5%	10.2%	
Financial revenues	140.1	76.2	83.8
Financial expenses	-223.3	-148.0	50.9
Financial result	-83.2	-71.8	15.9
Equity-accounted affiliates	11.0	4.8	130.9
Amortisation of goodwill in consolidation	-76.4	-44.2	72.6
ORDINARY INCOME	617.2	503.6	22.6
Extraordinary income	21.5	27.3	-21.2
EBT	638.7	530.9	20.3
Company tax	-206.8	-156.6	32.1
CONSOLIDATED INCOME	431.9	374.3	15.4
Minority interests	-87.9	-78.1	12.5
NET ATTRIBUTABLE INCOME	344.0	296.2	6.1

2.2 Net sales

Net sales increased by 20.6%. Excluding Amey and Cespa, net sales would have grown by 3.3%.

The individual business lines performed as follows:

Revenues	Dec-04	Dec-03	Chg. (%)
Construction	3,583.0	3,601.3	-0.5
Real Estate	768.1	728.7	5.4
Infrastructure	614.0	523.6	17.3
Services	2,458.7	1,358.1	81.0
Adjustments (*)	-155.6	-185.8	
Total	7,268.2	6,025.9	20.6

(*) This item relates to consolidation adjustments for intra-group sales.

The main reasons for the changes are as follows:

- *Construction: the slowdown in domestic activity was offset by improvements outside Spain and at Budimex;*
- Infrastructure: good revenue and traffic performance on all toll roads, the opening of the Scut Algarve road (January 2004) and the Radial 4 road (April 2004), and the inclusion of Belfast City Airport (full year);
- Services: addition of Amey and Cespa in the full year (vs. 7 and 3 months, respectively, in 2003).

The breakdown of sales by region is as follows:

	Dec-04		Dec-03		Chg. (%)
Spain	4,576	63%	4,055	67%	11.6
Other countries	2,692	37%	1,971	33%	36.6
Total	7,268	100%	6,026	100%	20.6

International sales grew 37% due mainly to the inclusion of Amey's revenues, which accounted for 50% of total international sales.

The foreign countries making the greatest contribution to group revenues were the UK (54%), Poland (19%), Canada (9%), Portugal (8%) and Chile (6%).

2.3 EBITDA

EBITDA grew 21% due mainly to increased revenues and a stable EBITDA margin. Excluding Amey and Cespa, EBITDA would have grown by 9.4%.

	Dec-04	Dec-03	Chg. (%)
Construction	292.6	323.2	-9.5
Real Estate	150.8	136.6	10.3
Infrastructure	381.4	316.7	20.4
Services	242.7	109.8	121.0
Other	1.5	-0.5	
Total	1,069.0	885.8	20.7

2.4 Depreciation, amortisation and provisions

This item increased by 12% with respect to 2003. Depreciation and amortisation increased while provisions decreased in the construction activity.

2.5 EBIT

The individual business lines performed as follows:

	Dec-04	Dec-03	Chg. (%)
Construction	169.5	167.9	1.0
Real Estate	146.0	132.7	10.0
Infrastructure	290.1	245.4	18.2
Services	161.4	71.2	126.7
Other	-1.3	-2.4	
Total	765.8	614.9	24.5

EBIT (+24.5%) grew considerably faster than revenues (+20.6%) due to wider margins at the divisions. Excluding Amey and Cespa, EBIT would have grown by 11.2%.

The EBIT margin was 10.5% (10.2% in 2003).

EBIT by division:

	Dec-04	Dec-03
Construction	22%	27%
Real Estate	19%	21%
Infrastructure	38%	40%
Services	21%	12%
Consolidated group	100%	100%

Recurring businesses (infrastructure and services) accounted for 59% of total EBIT.

2.6 Financial result

	Dec-04	Dec-03
Concession companies	-73.7	-49.4
Rest of group	-9.6	-22.4
Financing result	-23.7	-10.9
Other financial results	14.1	-11.5
Total	-83.2	-71.8

Concession companies

The concession companies' net financial expenses increased due mainly to financial expenses related to London Underground (11.8 million euro vs. 8.3 million euro in 2003); full-year operation of the Euroscut Algarve toll road (Portugal); and an increase in financial expenses at 407 ETR due to the inflation projections applied to the cost of Canadian inflation-linked real return bonds (RRBs) and to the fact that the refinancing of the bonds maturing in 2006 was brought forward.

Rest of group

The financing result increased with respect to December 2003 to -23.7 million euro due to a higher net debt balance in the year.

Other financial results (which include items such as default interest, surety expenses and mortgages) went from negative to positive. The main change was in default interest and other interest charged to customers since the group collected 26 million euro in 2004, compared with 12 million euro in 2003.

2.7 Equity-accounted affiliates

Equity-accounted affiliates contributed 11.0 million euro (4.8 million euro in 2003). The difference was due mainly to better results at Sydney Airport (from -8 million euro to -4 million euro), a positive contribution from Autopista Talca Chillán (2.4 million euro), and improved results at Europistas (9.3 million euro vs. 6.8 million euro in 2003).

2.8 Goodwill

	Dec-04	Dec-03
Construction	4.6	4.5
Real Estate	2.6	2.6
Infrastructure	14.7	13.3
Services	54.5	23.9
Amey	27.0	15.8
Other	27.4	8.0
Total	76.4	44.2

Goodwill amortisation increased from 44.2 million euro to 76.4 million euro due to the inclusion of Amey and Cespa for the full year. This goodwill was amortised in 2003 during seven and three months, respectively.

2.9 Extraordinary income

Extraordinary income totalled 21.5 million euro. In 2004, capital gains were generated on the sale of the water supply and distribution business to Aguas de Barcelona (35.3 million euro) and on the sale of own shares (16.0 million euro). Those results were partly reduced as a result of goodwill adjustments of Novipav, Portugal (12.6 million euro); provisions for customer balances at Cespa (6.2 million euro); and provisions for adjusting the value of assets in Portugal and Chile in the property business.

In the statutory income statement per mercantile legislation (Annex II), extraordinary income amounts to 295.1 million euro. The increase (compared with 21.5 million euro stated in the preceding paragraph) is due to capital gains on the Cintra IPO, broken down into three items:

- One: an increase in equity at consolidated level due to the difference between the book value of the assets received (fundamentally the cash received for the sale of own shares and the capital increase at Cintra, S.A.) and the book value of the assets in which the group reduced its stake, which amounted to 245.7 million euro.
- Two: the expenses associated with that transaction, which amounted to 22.2 million euro and were borne by Cintra, S.A.
- Three: the release of a provision booked by Grupo Ferrovial in 2002 (the year in which MIG acquired a stake in Cintra) in relation to Latin American investments by the Infrastructure division, amounting to 50 million euro.

The net impact on the income statement of those three items was 212.8 million euro, net of taxes and minority interests.

2.10 Taxes

The book expense for taxes totalled 206.8 million euro, which represents a tax rate of 32.4%, i.e. three percentage points higher than in 2003 (29.5%).

2.11 Net income

Pro forma net income amounted to 344 million euro, i.e. up 16.1% despite an increase in the tax rate of three percentage points.

Net income per statutory accounts amounted to 557 million euro in 2004, i.e. 63.5% more than in 2003 due to the inclusion of extraordinary income from the Cintra IPO.

3. Analysis by business area

3.1 Construction

	Dec-04	Dec-03	Chg. (%)
Revenues	3,583.0	3,601.3	-0.5
EBITDA	292.6	323.2	-9.5
EBITDA margin	8.2%	9.0%	
EBIT	169.5	167.9	1.0
EBIT margin	4.7%	4.7%	
EBT	224.7	216.6	3.7
EBT margin	6.3%	6.0%	
Backlog	6,721	6,106	10.1
Investment	31	26	
Completed work pending certification	258	254	1.8
Completed work pending certification (days' sales)	26	26	

Activity was stable in the year. The 7% increase in foreign activity offset the 3% decrease in domestic activity due to the delay in some projects.

The backlog increased by 10.1% and now accounts for 23 months' sales. Excluding the currency effect, the backlog would have grown by 8.8%. The domestic backlog accounted for 75% of the total and the foreign backlog for the other 25% (1.684 billion euro). Civil engineering accounted for 60% of the total, industrial construction for 10%, and the other 30% was evenly distributed between residential and non-residential building.

Sales by region:

	Dec-04		Dec-03		Chg. (%)
Spain	2,720	76%	2,794	78%	-2.6
Other countries	863	24%	807	22%	6.9
Budimex	489	14%	478	13%	2.3
Rest of international	373	10%	329	9%	13.6
Total	3,583	100%	3,601	100%	

The backlog by region:

	Dec-04		Dec-03		Chg. (%)
Domestic	5,037	75%	4,842	79%	4.0
Other countries	1,684	25%	1,263	21%	33.3
Budimex	617	9%	407	7%	51.7
Rest of international	1,067	16%	856	14%	24.6
Total	6,721	100%	6,106	100%	

Construction figures excluding Budimex

	Dec-04	Dec-03	Chg. (%)
Revenues	3,093,7	3,123,0	-0.9%
EBITDA	257,6	308,5	-16.5%
EBITDA margin	8,3%	9,9%	
EBIT	173,0	165,4	4.6%
EBIT margin	5,6%	5,3%	
EBT	225,5	208,2	8.3%
EBT margin	7,3%	6,7%	
Backlog	6,104	5,699	7.1%

Budimex figures

	Dec-04	Dec-03	Chg. (%)
Revenues	489.3	478.3	2.3%
EBITDA	35.0	14.7	138.1%
EBITDA margin	7.1%	3.1%	
EBIT	-3.5	2.5	-240.0%
EBIT margin	-0.7%	0.5%	
EBT	-0.8	8.4	-109.5%
EBT margin	-0.2%	1.8%	
Backlog	617	407	51.7%

The fall in EBT is due to extraordinary income in 2003 from the sale of Budimex's headquarters in Warsaw.

In local currency terms, sales increased by 0.6% and the backlog by 32% with respect to December 2003.

The Polish zloty depreciated by 1.7% against the euro in 2004.

3.2 Real estate

	Dec-04	Dec-03	Chg. (%)
Revenues	768.1	728.7	5.4
EBITDA	150.8	136.6	10.3
EBITDA margin	19.6%	18.7%	
EBIT	146.0	132.7	10.0
EBIT margin	19.0%	18.2%	
EBT	102.3	92.9	10.1
EBT margin	13.3%	12.7%	
Pre-sales	694	720	-3.6
Backlog	999	1,036	-3.6
Land sales	213	378	

Sales increased by 5.4% on 2003.

EBIT grew considerably faster than sales due to lower direct costs of advertising and marketing in 2004.

EBT grew 10% due to higher activity. The financial expense improved to 30.7 million euro (vs. 38.5 million euro) but was not passed on to EBT due to extraordinary losses (10.3 million euro) as a result of provisions in Portugal and Chile.

The backlog totalled 999 million euro, ensuring approximately 16 months' sales. There was a slight slowdown in commercial activity, which slightly reduced pre-sales for the first time in six years.

Land sales declined by 44% with respect to 2003.

Because of inflation in land prices, the company acquired land requiring longer development periods. Despite this, the sizeable backlog ensures stable activity.

The breakdown by business line is as follows:

	Dec-04	Dec-03	Chg. (%)
Total property development			
Revenues	571.3	553.0	3
EBITDA	145.3	132.9	9
EBITDA margin	25.4%	24.0%	
Land sales			
Revenues	61.7	84.3	-27
EBITDA	13.1	18.6	-30
EBITDA margin	21.2%	22.1%	
Realty brokerage (Don Piso)			
Revenues	108.4	91.4	19
EBITDA	14.4	15.1	-5
EBITDA margin	13.3%	16.5%	
Tertiary			
Revenues	26.8	12.8	109
EBITDA	6.8	4.0	70
EBITDA margin	25.4%	31.3%	
Intragroup adjustments			
Revenues	-0.1	-12.8	
EBITDA	0.0	-3.8	
Operating expenses	-33.6	-34.1	
EBIT	146.0	132.7	10
EBIT margin	19.0%	18.2%	

3.3 Infrastructure

The main events in 2004 were as follows:

- the Cintra IPO in October;
- two decisions (arbitrator and court) acknowledged 407 ETR's right to set tolls without government authorisation;
- entry into the US concession market through two major actions:
  - award of the Chicago Skyway
  - selection as "strategic partner" of the State of Texas for the development of an intermodal infrastructure corridor measuring 1,300 kilometres;
- award of the Ocaña-La Roda toll road;

- increase in the stake in Eguisa, from 42.96% to 100%;
- increase in the stake in Ausol, from 75% to 85%;
- increase in the stake in Sydney airport, to 20.90%.

	Dec-04	Dec-03	Chg. (%)
Revenues	614.0	523.6	17.3
EBITDA	381.4	316.7	20.4
EBITDA margin	62.1%	60.5%	
EBIT	290.1	245.4	18.2
EBIT margin	47.2%	46.9%	
EBT	225.0	190.4	18.2
EBT margin	36.6%	36.4%	
Investment	193	130	

All line-items improved due to greater activity in all areas, especially the start of toll collection at the Scut Algarve toll road in Portugal and the Radial 4 road in Spain, the full-year inclusion of Belfast City Airport (6 months in 2003), and strong performance by the principal toll roads.

Toll roads

	Dec-04	Dec-03	Chg. (%)
Revenues	452.6	388.6	16.5
EBITDA	325.5	272.6	19.4
EBITDA margin	71.9%	70.1%	
EBIT	256.6	217.6	17.9
EBIT margin	56.7%	56.0%	

Toll road revenues soared (+17%) as a result of good performance in Spanish toll roads and the inclusion of the Scut Algarve in Portugal (26 million euro).

Traffic grew rapidly in the year on all the Spanish toll roads: Ausol I (+6%), Ausol II (+11%) and Autema (+9%).

There was a significant increase in the EBITDA margin in local currency at the 407 ETR: up 16% to 72.4%. This is the widest margin to date and is based on containment of general expenses (-4%) and increased revenues (+12%).

Performance by the main toll roads was as follows:

407 ETR

	Dec-04	Dec-03	Chg. (%)	Chg. in local currency
Revenues	237.2	220.8	7.4%	11.6%
EBIT	142.5	131.1	8.7%	
EBIT margin	60.1%	59.4%		
CAD/EUR exchange rate	1.6147	1.5832	2.0%	
Traffic				
ADT	271,892	258,125	5.3%	
VKT (thousands)	1,959.5	1,823.6	7.5%	

Ausol

Ausol Total	Dec-04	Dec-03	Chg. (%)
Revenues	52.8	47.7	10.7%
EBIT	35.9	31.9	12.7%
EBIT margin	68.1%	66.9%	
Ausol I			
Revenues	43.0	39.3	9.4%
EBIT	30.8	27.8	10.7%
EBIT margin	71.6%	70.7%	
ADT	19,340	18,199	6.3%
Ausol II			
Revenues	9.8	8.4	17.0%
EBIT	5.2	4.1	26.3%
EBIT margin	52.7%	48.8%	
ADT	16,565	14,915	11.1%

Autema

	Dec-04	Dec-03	Chg.
Revenues	33.7	29.8	13.1%
EBIT	22.9	20.6	11.2%
EBIT margin	68.0%	69.1%	
ADT	18,326	16,962	8.0%

Chilean toll roads

	Dec-04	Dec-03	Chg.
Revenues	76.0	68.0	11.8%
EBIT	40.6	33.8	20.1%
EBIT margin	53.4%	49.7%	

M-45

	Dec-04	Dec-03	Chg.
Revenues	21.1	19.1	10.5%
EBIT	14.4	12.4	16.1%
EBIT margin	68.2%	64.9%	
ADT	80,280	80,296	0.0%

Scut Algarve

	Dec-04
Revenues	30.2
EBIT	19.4
EBIT margin	64.3%
ADT	17,959

R-4

	Dec-04
Revenues	8.4
EBIT	-0.7
EBIT margin	-8.5%
ADT	6,419

Airports

This division includes the full consolidation of 100% of Belfast City and Cerro Moreno (Chile) airports, the proportional consolidation of 50% of Bristol airport, and Sydney airport, which is equity-accounted.

	Dec-04	Dec-03	Chg. (%)
Revenues	60.0	46.1	30.2
EBITDA	22.8	17.8	28.2
EBITDA margin	38.1%	38.7%	
EBIT	13.1	11.6	12.9
EBIT margin	21.8%	25.2%	

Revenues and EBIT improved substantially due to the inclusion of Belfast City Airport for 12 months (6 months in 2003) and 7% traffic growth at Bristol Airport.

Airports contributed a net loss of 8.4 million euro, compared with a net loss of 9.8 million euro in 2003.

Main airports:

Sydney

	Dec-04	Dec-03	Chg (%)	Chg. in local currency
Revenues	337.6	297.4	14%	11%
EBITDA	272.5	228.0	20%	
EBITDA margin	81%	75%		
EBIT	186.2	143.2	30%	
EBIT margin	55%	48%		
EUR/AUD exchange rate	1.6905	1.7332	-2.5%	
Passengers (thousands)				
International	9,381	8,327	12%	
Domestic	18,235	16,245	13%	
Total	27,617	24,572	12%	

Bristol

	Dec-04	Dec-03	Chg. (%)	Chg. in local currency
Revenues	66.6	60.8	10%	7%
EBITDA	39.2	35.9	9%	
EBITDA margin	59%	60%		
EBIT	34.3	31.7	8%	
EBIT margin	52%	38%		
GBP/EUR exchange rate	0.6793	0.6931	-2.0%	
Passengers (thousands)				
International	3,300	2,783	19%	
Domestic	1,306	1,139	15%	
Total	4,607	3,922	17%	

Belfast City Airport (since 1/6/2003)

	Dec-04	Dec-03	Chg.
Revenues	24.6	13.6	81%
EBITDA	5.5	2.8	96%
EBITDA margin	22%	27%	
EBIT	0.5	0.9	-44%
EBIT margin	2%	14%	
GBP/EUR exchange rate	0.6793	0.6931	-2.0%
Passengers (thousands)			
International	-	-	-
Domestic	2,064	1,943	6.2%
Total	2,064	1,943	6.2%

Car parks

In September, subsidiary Cintra increased its stake in Estacionamientos Guipuzcoanos (Eguisa) from 42.96% to 100%. This increased stake and the change in consolidation method (from equity-accounting to full consolidation) took place in October 2004 for accounting purposes.

	Dec-04	Dec-03	Chg. (%)
Revenues	101.4	88.9	14.1
EBITDA	33.1	26.3	25.9
EBITDA margin	32.6%	29.5%	
EBIT	20.4	16.2	25.9
EBIT margin	20.1%	18.2%	
Parking spaces	207,447	181,150	14.5

Strong revenue growth (+14.1%) was due mainly to an improvement in parking meter revenues and the full consolidation of Estacionamientos Guipuzcoanos (Eguisa).

3.4. Services

In July 2004, the group sold its water business to Aguas de Barcelona for 43.3 million euro. This divestment was signed in September.

In December 2004, the company announced the acquisition of 33% of Tube Lines (London Underground), which was signed in January 2005.

	Dec-04	Dec-03	Chg. (%)
Revenues	2,458.7	1,358.1	81.0
EBITDA	242.7	109.8	121.0
EBITDA margin	9.9%	8.1%	
EBIT	161.4	71.2	126.7
EBIT margin	6.6%	5.2%	
EBT	85.2	18.0	373.3
EBT margin	3.5%	1.3%	
Backlog	4,973	5,177	-3.9
Investment	120	669	

Sales increased by 81% and EBIT by 127% due mainly to acquisitions in the year.

The EBIT margin improved overall due to good performance by all activities.

The backlog decreased slightly due to the divestment of the water business in 2004 and the transfer of railway maintenance contracts to Network Rail in June 2004.

Investment declined due to the acquisition of Amey and Cespa in 2003.

Amey

	Dec-04	Dec-03(*)	Chg. (%)
Revenues	1,382.9	800.4	72.8%
EBITDA	99.7	53.6	85.9%
EBITDA margin	7.2%	6.7%	
EBIT	74.8	35.0	113.7%
EBIT margin	5.4%	4.4%	
EBT	31.6	1.4	2,157.1%
EBT margin	2.3%	0.2%	
Backlog	2,822	2,780	1.5%

(*) Includes 7 months (June to December 2003)

EBITDA exceeded the 2004 target (50 million pounds, i.e. 70 million euro).

In 2004, non-recurring items amounted to 20 million euro due mainly to the gains on the refinancing of London Underground and the compensation received from Network Rail due to the loss of railway maintenance contracts after it decided to in-source those services. Consequently, non-recurring items increased EBITDA and EBIT.

EBT includes 27 million euro of goodwill amortisation.

The backlog increased by 1.5% despite the transfer of railway maintenance contracts to Network Rail in June 2004.

Services excluding Amey

	Dec-04	Dec-03	Chg. (%)
Revenues	1,075.8	557.7	92.9%
EBITDA	143.0	56.2	154.4%
EBITDA margin	13.3%	10.1%	
EBIT	86.6	36.2	139.2%
EBIT margin	8.0%	6.5%	
EBT	53.6	16.6	222.9%
EBT margin	5.0%	3.0%	
Backlog	2,151	2,397	-10.3%

The EBIT margin widened to 13.3%.

4. Consolidated balance sheet at 31-12-04 and other financial aggregates

	Dec-04	Dec-03
Due from shareholders for uncalled capital	0.2	5.1
FIXED AND OTHER NONCURRENT ASSETS	7,600.9	6,919.7
GOODWILL IN CONSOLIDATION	1,237.4	1,270.5
DEFERRED CHARGES	1,377.5	1,193.6
CURRENT ASSETS	6,429.6	5,163.0
Inventories	1,577.6	1,442.3
Accounts receivable	2,742.2	2,560.8
Cash and cash equivalents	2,031.5	1,098.5
Concession companies	609.9	421.0
Other companies	1,421.6	677.5
Accrual adjustments	77.8	60.8
TOTAL ASSETS	**16,645.7**	**14,551.7**
SHAREHOLDERS' EQUITY	2,253.1	1,753.9
MINORITY INTERESTS	1,236.7	907.6
NEGATIVE DIFFERENCE IN CONSOLIDATION	7.9	9.4
DEFERRED REVENUES	233.7	145.2
PROVISIONS FOR CONTINGENCIES AND EXPENSES	486.3	423.8
LONG-TERM DEBT	7,496.0	6,016.5
Interest-bearing debt	6,917.4	5,487.7
Toll road concession companies	5,956.8	5,038.5
Other companies	960.6	449.2
Trade accounts payable	578.6	528.7
CURRENT LIABILITIES	4,617.1	5,040.6
Interest-bearing debt	538.1	1,130.3
Concession companies	215.1	312.0
Other companies	323.0	818.3
Trade accounts payable	3,339.2	3,197.9
Other short-term debt	691.9	677.8
Accrual adjustments	47.9	34.7
OPERATING PROVISIONS	314.9	254.7
TOTAL LIABILITIES	**16,645.7**	**14,551.7**

The main impact in 2004 was the Cintra IPO, which increased cash as a result of the capital increase (348 million euro) and the sale of Cintra's own shares (153 million euro). As a result, there was also a strong increase in minority interests.

Fixed assets increased by 10% due mainly to further investments in toll roads under construction.

The 28% increase in equity was due mainly to earnings in the year (556.8 million euro), decreased as a result of the dividend payment (88.7 million euro).

Breakdown of concession companies' gross debt:

	2004	2003
Ausol	487.2	488.8
Autema	283.9	280.5
M-45	76.1	79.2
R-4	518.4	404.5
407ETR	2,661.4	2,516.0
Temuco- Rio Bueno	127.3	127.3
Collipulli-Temuco	183.0	181.0
Santiago Talca	474.4	360.3
Norte Litoral	142.1	1.8
Scut Algarve	266.7	256.5
Eurolink (N4/N6)	124.5	85.5
Tidefast (Bristol)	141.0	140.4
Belfast City Airport	54.1	52.9
Aeropuerto Cerro Moreno	3.5	4.1
Amey (London Underground)	627.6	371.8
Total	6,171.2	5,350.6

4.1 Net cash position at 31-12-04

	Ferrovial	Concession companies	Total
Debt	1,283.6	6,171.9	7,455.5
Long term	960.6	5,956.8	6,917.4
Short term	323.0	215.1	538.1
Cash and cash equivalents	1,422.6	609.9	2,032.5
Net balance	139.0	-5,561.9	-5,422.9
% of total	-3%	103%	100%

Leverage

Ferrovial ended 2004 with a net cash balance of 139 million euro. In the first quarter of 2005, payments were made for the Chicago Skyway concession (375 million euro) and the acquisition of another 33% stake in Tube Lines. With these acquisitions, leverage stood at nearly 20%.

Cash balance:

Debt at start of 2004	-590.5
Operating flow	650.4
Investment flow	-313.2
Investments	-433.8
Divestments	120.6
Capital flow (Cintra IPO)	481.5
Dividend payment	-88.7
Other	-0.5
Cash at 2004 year-end	139.0

The net balance went from debt of 591 million euro in 2003 to a net cash position of 139 million euro due to sizeable operating flow in 2004 (650 million euro) and lower investments with respect to 2003.

The main divestments were the water business for 43.3 million euro and the stake in ITA (the concession company of the southeast Mexican airports) for 23.7 million euro.

Also, the Cintra IPO generated a net cash influx of 481 million euro.

4.2 Cash flow by division (including equity-accounted affiliates)

	2004	2003	2002
Operating flow	650.4	516.4	292.2
Construction	269.8	380.4	355.3
Infrastructure	135.6	152.4	121.4
Real Estate	17.0	2.2	-184.8
Services	187.1	-8	0
Corporation/Other	40.9	-10.5	0.3
Net investment flow	-313.2	-792.5	324.1
Construction	-23.6	-29.1	-43.3
Infrastructure	-229.9	-113.7	370.4
Real Estate	4.5	-7.8	-1.6
Services	-52.7	-664.7	-10.9
Corporation/Other	-11.4	22.7	9.5
Activity cash flow	337.2	-276.1	616.3

The operating flow is net of taxes.

Cash flow in the Infrastructure division includes dividends and capital refunds received.

The main items were as follows:

	2004	2003	2002
407 ETR	31.0	29.7	25.3
Europistas	18.0	39.3	43.9
Autema	5.5	7.6	3.4
Ausol	5.3	6.4	5.3
M-45	3.5	-	-
Car parks	1.3	1.0	1.6
Sydney	33.7	14.5	4.7
Bristol	4.6	3.2	4.1
ITA	-	1.2	1.7
TOTAL	102.9	102.9	90.0

The car parks also generated an operating flow of 21 million euro.

4.3 Gross investments in the year

	Dec-04
Construction	30.5
Real estate (excluding land)	3.8
Infrastructure	192.8
Services	119.9
Telecommunications & other	42.3
Total	389.3

In Infrastructure, the main acquisitions were: an additional 10% of Ausol (50 million euro), an additional 57.1% of Eguisa (35 million euro), another 0.21% of Sydney airport (3.1 million euro), and outstanding payments for the R4, Scut Norte Litoral and Ocaña-La Roda.

The Real Estate division invested 213 million euro in land purchases.

4.4 Capitalisation of financial expenses on infrastructures in operation under the Ministerial Order dated 10 December 1998

Under Spanish accounting regulations, subject to certain conditions, toll road concession companies must capitalise part of the financial expenses accrued after the end of the construction period. This regulation is explained in detail in the notes.

At present, this method is not expressly regulated under International Accounting Standards, which will be obligatory for listed consolidated groups from 2005 onwards. The purpose of this note is to disclose the impact on the group's income in 2004 of not capitalising financial expenses accrued after the end of the construction period.

	Dec-04 a	Capitalised financial expenses b	Dec-04 (a+b)
Net sales	7,268.2		7,268.2
EBIT	765.8		765.8
Financial result - toll roads	-73.7	-254.6	-328.3
Financial result - other companies	-9.6		-9.6
Financial result	-83.1	-254.6	-337.8
Equity-accounted affiliates	11.0	-11.6	-0.6
Goodwill amortisation	-76.4		-76.4
Ordinary income	617.2	-266.2	351.0
Extraordinary result	295.1		295.1
EBT	912.2	-266.2	646.0
Corporate income tax	-267.2	81.4	-185.8
Income after taxes	645.0	-184.8	460.2
Minority interests	-88.2	105.9	17.7
Net income	556.8	-78.9	477.9

II. Business projections

In 2004, the world economy performed moderately and there were numerous uncertainties in the second half. The growth drivers continue to be the US and Japan (both over 4%, twice the growth rates in the euro zone), and China and India, which are still growing vigorously (both over 8%).

The euro zone economy has improved gradually, by around 1.8% in 2004. Growth was slower than expected due mainly to high oil prices, the euro's performance against the dollar, and lacklustre consumer spending in the main countries (Germany, France and Italy). The European Union is expected to grow at current rates or slightly faster in 2005 (1.9%-2%).

The Spanish economy grew slightly faster than in 2003; GDP increased by 2.6%. Spain continued to grow and create jobs faster than its EU counterparts and progressed towards real convergence but not without uncertainties. A certain slowdown in activity is expected in 2005, although it will be based on more balanced growth. As in 2004, the construction industry will contribute decisively to Spain's growth in 2005, albeit more moderately, due to the foreseeable weakening of the property cycle after a long period of strong growth.

In this European and worldwide context, in 2004 Ferrovial maintained its expansion and diversification strategy in all the sectors in which it operates, and it has started 2005 in a position to maintain its leadership and its growth and profitability trends.

In the Construction Division, bidding continued to grow and the backlog at 2004 year-end stood at a record of over 6.7 billion euro, which represents around 22 months of guaranteed sales.

In Spain, the new Transport Infrastructure Plan envisages annual investment by the Development and Environment Ministries of around 15 billion euro, which is very similar to current levels and ensures sector growth in line with GDP. As from 2006, when most of the cohesion funds will be allocated to the new EU countries, those projects are likely to be funded by private initiative.

In foreign markets, Ferrovial Agromán's growing experience in international diversification and the business resulting from expansion by the group's other divisions, especially in OECD countries and markets with high entry barriers, such as the US, also guarantee growth. The allocation of EU funds to Poland, where Ferrovial operates through Budimex, one of the country's largest construction companies, will clearly boost government contracts there.

In Infrastructure, Cintra's IPO in October 2004 has led the market to focus on its business model and enabled the company to obtain substantial funds for future projects. The main new contract obtained recently was the Chicago Skyway, which opens doors in the US market. Since many large infrastructure projects are in the initial phase and the more mature projects are performing well, there is considerable value creation potential in this area. In 2004, the R4 (Madrid) and Euroscut Algarve (Portugal) toll roads were opened to traffic.

The transport infrastructure sector is currently in a good situation. Although the government changeover in Spain seems to have delayed the award of some contracts, in OECD countries the number of tenders and the number of countries that are commencing tenders are gradually increasing. The main one is probably the US, which has opened the door to the private sector in view of the need to renovate its infrastructure.

In the US, Ferrovial has recently signed a 99-year concession for the Chicago Skyway and it has been designated as a strategic partner of the State of Texas for 50 years to design and plan a multimodal corridor in Texas, the largest in the country. These achievements enable Ferrovial to strengthen its strategy to diversify and operate in those countries, specifically the US.

In the airport infrastructure sector, where Ferrovial has a strong international presence through its airport subsidiary, after several complicated years in terms of traffic, in 2004 there was 11% growth in passenger numbers and a 10% rise in cargo traffic, according to IATA. Traffic is projected to grow 6% per year in the next four years.

After reinforcing the Services division with the acquisition of Cespa (Spain) and Amey (UK) in 2003, the integration of these two businesses is going well since they have already implemented the Group's philosophy and strategy. In their first full year, the Group has benefited from their sizeable contribution in terms of earnings and cash flow; this contribution is expected to grow in the coming years.

The municipal services area continues to expand as a result of the growing number of concessions granted to private-sector companies; over 10% average growth is expected in 2005. The waste treatment and management area will continue to be the most dynamic, boosted by the National Municipal Waste Plan. The street cleaning division is expected to grow 6% per year in the coming years.

In the UK, the PFI/PPP market in infrastructure and services is maturing. As a result of the still-significant growth prospects and the natural process of improvement and selection of competitors (evidenced by Amey's own restructuring compared with the problems encountered by other companies), the future bodes well for companies that can provide value through management.

An example of Ferrovial's strategy in this market is the agreement reached with Jarvis to acquire an additional 33% of Tube Lines, which maintains and renews London Underground lines. Ferrovial now owns 66% of Tube Lines, which will have an immediate positive effect on all the division's figures.

In Real Estate, growth continued in 2004 despite pessimistic messages about saturation in the sector and the argument that homes are overpriced. Nevertheless, the projections for 2005 are for a slowdown in that trend and a soft landing due to a rebound in inflation and a potential interest rate rise by the ECB in mid-year.

As a result of Ferrovial's strategy, which is focused on boosting property development based on an industrial approach to the business, risk control, efficient land selection, comprehensive sales management and diversification of marketing channels, especially Don Piso's extensive sales network, through which it has also focused on realty brokerage, Ferrovial Inmobiliaria is in a very favourable position to tackle new challenges and weather storms that may arise in 2005.

The committed sales portfolio of nearly 1 billion euro at 2004 year-end continues to be a good basis to ensure this division's favourable performance in the short term.

All the foregoing confirms Ferrovial's position as a highly diversified multinational, whose strategy and management so far lay the basis for the future, with good prospects for 2005, whose foreseeable results and earnings quality will be guaranteed mainly by the substantial contracts and sales already obtained by the group.

The group ended 2004 with a net cash position (excluding debt in concessions) which, combined with the cash flow expected in the current businesses, will enable the group to continue to take advantage of growth and investment opportunities without increasing leverage substantially.

III. Technology

In 2004, Ferrovial continued to develop technology in all its business areas:

- In Infrastructure, specifically toll road management, it developed various types of electronic toll systems and participated in related international projects. In 2004, it implemented a new electronic toll system called VIA-T in the concessions of Ausol, Autema and Autopista Madrid-Sur (R-4).

- Also in Infrastructure, Ferrovial introduced a new GPRS system to manage the on-street car park contract in Madrid and a new electronic system for its off-street car parks.

- In Construction, the technical department continued to develop new construction techniques and to work on water treatment issues, specifically via the R&D Department at Cadagua, S.A.

- In Services, specifically in waste management and treatment, Cespa undertook various projects relating to new computer technologies for contract management, biological assessment of waste and the re-use of hazardous and non-hazardous waste.

IV. Information on the share price, own shares and core shareholders

The Ibex-35 index appreciated 17% in 2004, exceeding the 9,000-point barrier (9,080.8 points), a level that was last reached in mid-2001. Therefore, after three years of declines, 2004 was the second consecutive year of gains; the Ibex-35 was the most profitable index in Europe, after overcoming numerous hurdles: in the world, uncertainties about an economic recovery and rising oil prices; in Europe, the euro's strength (it reached over $1.36); and in Spain, the 11 March train bombings in Madrid.

Ferrovial's share appreciated 42% in 2004, the highest in the sector. The share performed positively throughout the year, impacted only slightly by the aforementioned macroeconomic events and the volatility during the Cintra IPO process. The year-end capitalisation was 5.515 billion euro, placing Ferrovial in second place in the Spanish construction sector and third in Europe. In February 2005, Ferrovial obtained the Salmón prize for the best stock in 2004 from financial newspaper Expansión. It also obtained this award in 2002.

Since it was listed on the stock exchange in 1999, the share has appreciated 71%, compared to a 9% drop by the Ibex-35.

Performance 1999-2004

	1999	2000	2001	2002	2003	2004	1999-2004
Ferrovial	-37%	-6%	45%	23%	15%	42%	71%
Ibex-35	18%	22%	-8%	-28%	28%	17%	-9%
Sector	-26%	-7%	26%	4%	25%	27%	42%

(*) Ferrovial since the IPO in May 1999

2004 performance by Ferrovial, the Ibex-35 and sectorial index



41.5%
26.8%
17.4%
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Construction industry
Ibex 35
Ferrovial
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec



Share price
(euro)
Trading volume
(million euro)
41
39
37
35
33
31
29
27
200
180
160
140
120
100
80
60
40
20
0
3/5 1Q04 results
26/3 Shareholders' Meeting
22/7 1H04 results
22/7 Presentation on toll roads
27/10 Cintra IPO
11/11 9M04 results
11/3 Bombs in Madrid
14/3 General elections
1/3 2003 results
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Share price
Trading volume

Average daily trading volume*

*million euro


38.4
38.0
15.3
16.8
17.2
10.4
11.9
10.3
11.3
9.4
12.9
14.3
8.6
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Share data (in euro)

Ferrovial historical data	2004	2003	2002	2001	2000	1999
Year-end	39.32	27.78	24.15	19.69	13.60	14.40
High	39.80	28.29	28.95	22.00	18.35	23.55
Low	27.60	21.91	19.70	13.53	11.75	14.20
Weighted average	34.02	24.62	24.70	18.58	14.23	20.17
Trading volume (million euro)	4,307.48	3,007.60	2,539.49	1,587.50	1,144.80	1,143.90
No. of shares traded (year)	126,599,317	122,158,971	102,641,026	85,425,146	80,475,919	56,710,300
Average daily volume (million euro)	17.2	12.0	10.2	6.3	4.6	6.8
Capital stock turnover	90%	87%	73%	61%	57%	40%
Capitalisation (million euro)	5.515	3.897	3.387	2.762	1.908	2.047
No. of shares	140,264,743	140,264,743	140,264,743	140,264,743	140,264,743	142,132,147
Share par value	1 euro	1 euro	1 euro	1 euro	1 euro	1 euro
Gross dividend per share*	0.82	0.60	0.67	0.41	0.28	0.20
Share multiples						
Net earnings per share (EPS)*	3.97	2.43	3.25	1.56	1.14	0.78
Book value per share	16.06	12.50	10.66	8.54	7.48	6.53
Price/book value	2.45	2.22	2.27	2.31	1.82	2.21
P/E ratio*	9.90	11.44	7.43	12.62	11.93	18.41
Total return to shareholder (%)	44.5%	17.5%	26.1%	47.8%	-3.6%	-36.4%

*These values were significantly influenced in 2002, 2003 and 2004 by extraordinary income.

Dividend policy

The payment of dividends by Ferrovial is decided on the basis of the financial position and the Company's growth prospects. Upon completion of a normal business cycle, the dividend per share will be about 25% of the income per share, calculated on the basis of the year's net income.

Since the shares were listed on the stock exchange in 1999, the gross dividend has risen from 0.20 euro per share to 0.82 euro per share in 2004. The dividends paid to shareholders have thus quadrupled since 1999.


0.20
0.28
0.41
0.67
0.60
0.82
'99
'00
'01
'02
'03
'04

Own shares

The treasury stock situation at 31 December was as follows:

	2004	2003	2002
No. of shares	207,008	1,161,637	3,104,917
% of capital	0.15%	0.83%	2.22%
Cost per books (thousand euro)	3,209	14,949	47,234
Cost per share	15.50 euro	15.15 euro	15.21 euro

In 2004, 954,629 shares of treasury stock were sold, generating a gain of 16.0 million euro.

Shareholder structure*

Shareholder	Country	No. of shares	% of capital
Controlling shareholders	Spain	81,789,909	58.3%
Own shares	Spain	207,008	0.1%
Scottish Widows Investment Partnership Ltd.	UK	2,653,687	1.9%
Fidelity Management and Research Company	USA	2,444,842	1.7%
Schroder Investment Management Ltd.	UK	1,107,787	0.8%
SG Asset Management Ltd. (UK)	UK	1,068,597	0.8%
William Blair & Company, L.L.C.	USA	1,039,450	0.7%
American Century Investment Management Inc.	USA	945,761	0.7%
Axiom International Investors, L.L.C.	USA	891,300	0.6%
Julius Baer Investment Management, LLC	USA	688,240	0.5%
AIM Management Group, Inc.	USA	680,500	0.5%
BlackRock International, Ltd.	UK	656,353	0.5%
Barclays Global Investors, N.A.	USA	627,226	0.4%
Santiago Bergareche Busquets	Spain	604,285	0.4%
Total		95,401,025	68.0%

* Data supplied by Ilios (January 2005)

Breakdown of capital


Institutional other countries 19.8%
Institutional Spain 10.0%
Retail investors 11.8%
Own shares 0.1%
Controlling shareholders 58.3%

Ticker symbols

Bloomberg: FER SM
Reuters: FER.MC

Indexes in which Ferrovial is included

IGBM

Madrid Stock Exchange Construction index

IBEX-35

IBEX Industrial y Varios

Bloomberg European 500

Bloomberg European 500 Construction and Engineering

Bloomberg European Industrials Index

DJ Euro Stoxx Price Index

DJ Euro Stoxx Construction

DJ Stoxx 600

DJ Stoxx 600 Construction

Morgan Stanley Capital International (MSCI)

FTSE Eurotop 300

S&P 350

Corporate responsibility indexes

DJSI - Dow Jones Sustainability World Index

DJSI - Dow Jones Sustainability Stoxx Index

Ethibel

ASPI Eurozone®

V. Audit and Control Committee report

COMPOSITION AND FUNCTIONS

In 2004, there were no changes in the composition of the Audit and Control Committee, whose members are all external directors.

On 28 May 2004, the Board of Directors resolved to amend the Board of Directors Regulation of Grupo Ferrovial, S.A., approved on 25 July 2003, in order to concentrate all corporate governance powers in the Audit and Control Committee, except for the powers referring specifically to appointments or remuneration.

Therefore, that Committee obtained the powers that previously belonged to the Nomination and Remuneration Committee regarding being apprised of and advising on the corporate governance authorisation and exemption system, particularly regarding directors' duties.

The Committee met six times in 2004.

ACTIVITIES

Financial information

One of the Audit and Control Committee's functions is to assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically.

In 2004, the Committee analysed that information before reporting it to the Board of Directors and sending it to the authorities and markets; the analysis was performed in collaboration with the Finance and Internal Audit departments.

The external auditors attended certain Committee meetings.

International Accounting Standards

The Committee has received information on how the company and group plan to implement IAS, which are compulsory for listed consolidated groups as from 2005 and optional for unlisted consolidated groups and individual companies. The Committee has received information on the main differences between the Spanish National Chart of Accounts and IAS that affect Ferrovial.

Shareholders' Meeting Regulation

The Committee was informed of the draft Shareholders' Meeting Regulation.approved at the 2004 Shareholders' Meeting.

The Regulation establishes that the auditors must attend Shareholders' Meetings and requires a report by the Audit and Control Committee Chairman at ordinary Shareholders' Meetings.

Risk analysis and control systems

In 2004, the Committee continued its analysis, which began in 2003, of the risks and the systems in place for controlling them. The results of the analysis performed by the company of its risk coverage systems via insurance contracts were made known.

The Quality and Environmental Department reported to the Committee and updated the information on risks and their control systems, detailing the main actions performed in each business and corporate area.

In 2004, an insurance unit was created that reports to the Quality and Environmental Department.

Board of Directors Regulation

The Board of Directors Regulation was amended in 2004. Prior to this amendment, and in accordance with the Regulation, the Committee gave its approval in view of the report and draft amendment drawn up for that purpose.

Corporate governance

As a result of the amendment to grant powers in this area to the Committee, it was informed of directors' duties, such as transactions with the company, before these matters were referred to the Board of Directors.

The Committee also made proposals to the Board of Directors regarding the delegation of authorisation to buy shares in the scope of the IPO of Cintra, Concesiones de Infraestructuras de Transporte, S.A., in accordance with the Company's Internal Code of Conduct.

Monitoring of projects and companies

As a result of the Committee's suggestion to monitor new projects and companies added to Grupo Ferrovial, the senior managers of the corresponding areas reported on the integration process of the most recent acquisitions and projects.

Internal audit

The Internal Audit Department informed the Committee of its work (auditing, consultancy and arbitration), its organisation and its functions, detailing the action programmes in each area in 2004.

Consolidated Financial Statements

Grupo Ferrovial, S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 2003

Thousand euro

ASSETS	2004	2003
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	179	5,054
FIXED AND OTHER NONCURRENT ASSETS	7,600,898	6,919,696
Start-up expenses (Note 7)	9,185	10,988
Intangible assets (Note 8)	184,361	202,018
Intangible assets and rights	222,199	247,928
Provisions, depreciation and amortisation	(37,837)	(45,910)
Tangible fixed assets (Note 9)	602,782	561,001
Land and buildings	295,220	240,159
Plant and machinery	618,615	554,048
Other tangible fixed assets	337,754	355,568
Provisions, depreciation and amortisation	(648,807)	(588,775)
Concession company assets (Note 10)	5,835,647	5,257,218
Concession company assets	5,943,226	5,322,314
Depreciation and amortisation of concession company assets	(107,579)	(65,096)
Long-term financial investments (Note 11)	965,781	873,522
Investments accounted for by the equity method	237,531	331,724
Long-term investment securities	193,817	156,223
Loans to companies accounted for by the equity method	354	1,170
Other loans	548,802	399,824
Long-term loans to Group companies (Note 22)	1,019	1,019
Other	547,784	398,805
Provisions	(14,724)	(15,418)
Shares of the controlling company (Note 17)	3,141	14,949
CONSOLIDATION GOODWILL (Note 11)	1,237,411	1,270,465
DEFERRED EXPENSES (Note 12)	1,377,534	1,193,575
CURRENT ASSETS	6,429,646	5,162,956
Called-up share capital not paid	560	556
Inventories (Note 13)	1,577,562	1,442,324
Accounts receivable	2,742,209	2,562,274
Trade receivables for sales and services (Note 14)	2,295,892	2,121,161
Receivable from companies carried by the equity method	800	1,231
Other accounts receivable (Note 15)	600,916	578,074
Provisions (Note 16)	(155,400)	(138,193)
Short-term financial investments, cash and cash equivalents (Note 22)	2,031,506	1,097,022
Concession companies	609,939	420,955
Other companies	1,421,567	676,067
Accrual accounts	77,809	60,780
TOTAL ASSETS	16,645,668	14,551,747

LIABILITIES	2004	2003
SHAREHOLDERS' EQUITY (Note 17)	2,253,119	1,753,943
Capital stock	140,265	140,265
Share premium	193,192	193,192
Reserves for own shares	3,141	14,949
Other reserves of the parent company	602,159	536,675
Unrestricted reserves	572,158	506,674
Restricted reserves	30,001	30,001
Reserves at fully consolidated companies	909,879	647,686
Reserves at companies accounted for by the equity method	(61,832)	(20,608)
Translation differences	(55,481)	(68,153)
Interim dividend paid during the year	(35,045)	(30,646)
Income attributable to the parent company	556,841	340,584
Consolidated income	645,039	449,494
Income attributed to minority interests	88,199	108,910
MINORITY INTERESTS (Note 18)	1,236,666	907,567
NEGATIVE CONSOLIDATION DIFFERENCE (Note 19)	7,908	9,401
Fully consolidated companies	5,662	4,166
Companies carried by the equity method	2,245	5,235
DEFERRED REVENUES (Note 20)	233,745	145,206
Capital subsidies	111,688	35,914
Exchange gains	21,037	18,668
Other deferred revenues	101,020	90,624
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 21)	486,256	423,812
Reversion fund	117,560	70,936
Other provisions	368,696	352,876
LONG-TERM DEBT	7,495,973	6,016,459
Financial debt (Note 22)	6,917,374	5,487,714
Debentures and other marketable debt securities issued by toll road and airport concession companies	3,602,894	2,949,311
Payable to credit institutions	3,314,480	2,538,402
Concession companies	2,353,899	2,089,193
Other companies	958,916	443,882
Other financial debt at other companies	1,665	5,327
Non-financial debt (Note 23)	578,599	528,746
Other long-term debt	521,214	447,813
Uncalled capital payments payable	7,500	6,613
Associated companies	6,404	6,419
Other companies	1,096	194
Notes payable	49,885	74,319
CURRENT LIABILITIES	4,932,002	5,295,358
Financial debt (Note 22)	538,090	1,130,293
Debentures and other marketable debt securities issued by toll road and airport concession companies	80,047	202,433
Payable to credit institutions	458,043	927,860
Concession companies	135,019	109,587
Other companies	316,870	815,229
Other financial debt at other companies	6,154	3,045
Trade payables	4,031,139	3,875,645
Payable to associated companies (Note 24)	97,449	45,174
Trade payables (Note 24)	3,241,753	3,152,694
Other non trade payables (Note 24)	691,937	677,777
Operating provisions (Note 16)	314,920	254,748
Accrual accounts (Note 24)	47,853	34,672
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	16,645,668	14,551,747

Notes 1 to 43 are an integral part of the 2004 consolidated balance sheet.

2003 AND 2004 CONSOLIDATED INCOME STATEMENTS

Thousand euro

	2004	2003
Net sales (Note 27)	7,268,249	6,025,899
Increase in finished goods and work-in-process inventories	235,524	226,671
Capitalised expenses of group work on fixed assets	12,732	32,495
Capitalised inventories	828	165
Other operating revenues	56,310	6,425
TOTAL OPERATING REVENUES	7,573,644	6,291,655
Cost of materials used and other external expenses	4,118,072	3,534,094
Personnel expenses	1,539,132	1,083,769
a) Wages, salaries and similar expenses	1,253,070	913,994
b) Employee welfare expenses	286,063	169,774
Depreciation and amortisation expense and reversion fund	200,452	144,282
Variation in operating provisions	102,839	126,653
Other operating expenses	847,397	787,992
TOTAL OPERATING EXPENSES	6,807,892	5,676,790
OPERATING INCOME (Note 28)	765,752	614,866
Financial result at concession companies	(73,653)	(49,380)
Financial result at other companies	(9,576)	(22,416)
Financial result on financing	(23,690)	(10,950)
Other financial result	14,113	(11,466)
FINANCIAL RESULT (Note 29)	(83,229)	(71,796)
Share in income of companies carried by the equity method (Note 11.a)	11,003	4,765
Amortisation of goodwill in consolidation (Note 11.e)	76,358	44,247
INCOME FROM ORDINARY ACTIVITIES	617,167	503,588
Capital subsidies transferred to income for the year (Note 20)	3,187	225
Gains on fixed assets (Note 30)	61,036	25,629
Extraordinary revenues or income	316,299	110,357
TOTAL EXTRAORDINARY REVENUE	380,522	136,212
Variation in provisions for fixed assets (Note 11.b)	3,875	3,888
Losses on fixed assets (Note 30)	7,360	4,030
Extraordinary expenses and losses	74,221	25,777
TOTAL EXTRAORDINARY EXPENSES	85,457	33,695
EXTRAORDINARY INCOME (Note 30)	295,065	102,517
CONSOLIDATED INCOME BEFORE TAXES (Note 31)	912,232	606,104
Corporate income tax (Note 25)	267,193	156,611
CONSOLIDATED INCOME FOR THE YEAR	645,039	449,493
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 18)	88,199	108,910
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY (Note 32)	556,841	340,584

Notes 1 to 43 are an integral part of the 2004 consolidated statement of income.

Notes to the 2004 Consolidated Financial Statements

Grupo Ferrovial, S.A. and subsidiaries

1. Company activities and consolidated group

A. Companies composing the group and their business operations

The Ferrovial Group, hereinafter the Ferrovial Group or Ferrovial, comprises Grupo Ferrovial, S.A., which is the Parent Company, and its subsidiaries and associated companies, which are detailed in Annex V.

Through these companies, the Group engages in the following lines of business:

a) Construction and execution of all types of public and private works in Spain and abroad, operating mainly through Ferrovial Agromán, S.A., the company that heads this business division. As regards activities abroad, noteworthy are those carried on in Poland through Budimex, S.A. and its investees, the leading construction group in this market, in which the Group has a 59.06% holding. Budimex's shares are listed on the Warsaw Stock Exchange.

b) Infrastructure. This activity is carried on through the development and management of toll roads, car parks and airport concessions in Spain and abroad.

When Concesiones de Infraestructuras de Transportes, S.A. (Cintra, S.A.) was floated on the Madrid Stock Exchange on 27 October 2004, it was 60% owned by the Ferrovial group through subsidiary Ferrovial Infraestructuras, S.A.

After the flotation of Cintra, S.A., the Ferrovial Group's effective ownership interest rose to 62.03% (from 60.00%) as discussed below under variations in consolidation scope.

Currently, after the reorganisation of this area on the occasion of the flotation, Cintra, S.A. is the head of both the toll road and car park business, and Ferrovial Aeropuertos, S.A. heads the airport business.

c) Property development in Spain and abroad, condominium management and real estate brokerage, performed through Ferrovial Inmobiliaria, S.A. and its investees.

d) Services. This division is divided into the following areas:

- Infrastructure Maintenance. Conducted through Grupisa, S.A. in Spain and Amey, Plc. in the UK.
- Facility management. Conducted mainly through Ferrovial Servicios, S.A. in Spain and Amey, Plc. in the UK.
- Urban and waste management services. This activity is conducted basically through Cespa, S.A., into which the Ferrovial Group has integrated the activities previously performed by Ferrovial Servicios.
- A noteworthy part of the activities of Amey, Plc. is the 33% stake in Tube Lines, Ltd., the company which holds a 30-year administrative concession for the upkeep, maintenance and renovation of three lines of London Underground. That holding is proportionally consolidated. All these notes to the financial statements which refer to that holding include 33% of that company's balances.

B. Variations in consolidated group

The main changes in the scope of consolidation in 2004 were as follows:

Infrastructure

Before Cintra, S.A. debuted on the Madrid Stock Exchange on 27 October 2004, it was 60% owned by the Ferrovial Group through subsidiary Ferrovial Infraestructuras, S.A.

As part of the IPO, the following transactions were performed, leading to changes in Ferrovial's consolidated group:

Before the IPO, Cintra, S.A. agreed to give Macquarie 13.87% of 407 ETR International Inc. in exchange for 11.99% of Cintra shares, so Cintra owned 53.23% of 407 ETR as a result (previously 67.10%).

Cintra also agree to give Ferrovial Infraestructuras, S.A. 7.72% and 0.15% of own shares in exchange for 99.92% of Cintra Aparcamientos, S.A. and subsidiaries (the Cintra Aparcamientos group) and 50% of Inversora de Autopistas del Levante, S.L. (the Ocaña-La Roda toll road), respectively.

Cintra, S.A. sold the other 4.12% of own shares from the aforementioned transactions through a secondary public offering and it performed a primary public offering equivalent to 8.60% of capital.

As a result of the Cintra IPO, the following changes took place in Ferrovial's consolidated group:

- The Ferrovial group increased its stake in Cintra, S.A. from 60% to 62.03%.
- The Ferrovial group's stake in Cintra Aparcamientos, S.A. decreased from 100% of 99.92% held via Ferrovial Infraestructuras, S.A. to 62.03% of 99.92% held via Cintra, S.A.
- The controlling interest in 407 International, Inc. decreased because the percentage owned by Cintra, S.A. declined from 67.10% to 52.23%.

Additionally, the following changes took place in the consolidation scope:

First-time consolidation of the company Autopista Madrid Levante, C.E.S.A., which manages the Ocaña-La Roda toll road concession. The Ferrovial Group controls 63.70% of that company through Cintra, S.A.

In April 2004, the stake in Sydney airport was increased by 0.22% for 3,026 thousand euro, bringing the total stake to 20.89%.

Also in April 2004, the Ferrovial Group's 24.5% stake in Inversiones Técnicas Aeroportuarias, S.A., the company holding the concession for the airports in southeast Mexico, was sold for 23,660 thousand euro.

In July 2004, Cintra Concesiones de Infraestructuras de Transporte, S.A. acquired a 10% stake in Autopista del Sol, C.E.S.A. from Europistas, S.A. The price was 50 million euro plus Cintra, S.A.'s 30% stake in Túneles de Artxanda, S.A.

In September 2004, Cintra, Concesiones de Infraestructuras de Transporte, S.A. increased its holding in Estacionamientos Guipuzcoanos from 42.96% to 100%. This increased stake and the change in consolidation method (from equity-accounting to full consolidation) took place in October 2004 for accounting purposes.

Services

In January 2004, the company Trasa, S.A. was acquired for 14,561 thousand euro as a continuation of the process of acquisition of the Cespa Group. That company owns 25% of Ecocat, S.L., a company specialised in special industrial waste management. As a result, the Ferrovial Group's combined direct and indirect holding in that company increased to 50%, and the holding is now proportionally consolidated (formerly equity-accounted).

In July 2004, the water supply and distribution business (held through Helguina, S.A. and Aguanorbe, S.L.) was sold to Grupo Aguas de Barcelona, S.L. for 43,303 thousand euro. That sale was finalised in September 2004, when the two companies were deconsolidated.

In 2004, this division was restructured so that the long-standing urban services business of Ferrovial Servicios, S.A. was transferred to Cespa, S.A. by merging Marliara, S.A. into Cespa on 22 June 2004.

2. Basis of presentation and consolidation

A. Accounting principles

The accounting principles and standards established by current Spanish corporate law were applied in preparing the consolidated Financial Statements.

As in previous years, these notes include more information than that required by Spanish mercantile regulations in order to provide information on specific data and policies considered useful for a better understanding of these Financial Statements.

This information includes:

- Details by business segment and region which are complemented in these Financial Statements by providing a balance sheet and income statement by business division and presenting a breakdown of the main balance sheet and income statement line-items by business division in these notes and in note 33 on cash flow. Also, a detailed explanation is provided of the methods used in the recognition of the revenues and expenses by each of the group's business divisions (see Note 4.w).
- The cash flow statement which is presented in Note 33.
- Statement of changes in equity which is presented in Note 17.
- Information relating to financial risks and hedging which is presented in Notes 5 and 22.
- Information on remuneration systems linked to the share price and stock option plans are presented in notes 36 and 37, respectively.

- Information on transactions with related parties, which is presented in Note 39. In addition, Note 40 includes the information required under Article 127.ter.4 of the Spanish Corporations Law relating to stakes owned by directors in companies with similar activities to those of Ferrovial.
- Information on existing pension plans is disclosed in note 21 "Provisions for contingencies and expenses".

B. True and fair view

The consolidated financial statements, which were prepared from the 2004 accounting records of Grupo Ferrovial, S.A. and its subsidiaries, are presented in accordance with generally accepted accounting principles and, accordingly, give a true and fair view of the consolidated Group's net worth, financial position and results of its operations.

These financial statements were approved by the Board of Directors on 25 February 2005 and they are expected to be approved by the Shareholders' Meeting on 18 March 2005 without any changes.

C. Consolidation principles

The consolidated financial statements were drafted based on the following criteria:

The companies directly or indirectly more than 50% owned by Grupo Ferrovial, S.A. and/or whose management is effectively controlled by it were fully consolidated.

The equity of minority interests in the net worth and earnings for the year of the fully consolidated subsidiaries is presented under the Minority Interests caption in the consolidated balance sheet and the Income Attributed to Minority Interests caption in the consolidated income statement, respectively.

The financial statements of consolidated subsidiaries whose accounting records are denominated in a currency other than the euro are translated to euro by applying the year-end exchange rates to the assets and liabilities, except for the equity of, and investments, in group and associated companies, which are stated at the exchange rate prevailing when they joined the group. Earnings are translated at the average exchange rate for the year. The difference resulting from the translation process as described above is recorded under Shareholders' Equity as Translation Differences.

The companies directly and indirectly not more than 50% owned and over which there is significant management influence (associated companies) are accounted for by the equity method in the consolidated balance sheet, differentiating the ownership interest in the equity of these companies, which is recorded under Reserves in Associated Companies, and the share in results for the year, which is reflected as Share in Income of Companies carried by the Equity Method.

Those companies which are jointly managed by the Group and a third party are proportionally consolidated.

Lastly, those minority-owned companies over which the Parent Company is not deemed to have significant management influence, and those which are not material or in which the investment is not held on a long-term basis (see Note 11), are carried at cost, and an allowance for diminution in value is recorded on the basis of the underlying book value of the holdings, adjusted by the amount of the unrealised gains disclosed at the time of acquisition and still existing at the subsequent valuation date. Should the estimated realizable value of these holdings be lower than the book value, the appropriate provision is recorded for the difference.

Balances and transactions between group companies are eliminated upon consolidation, in accordance with Royal Decree 1815/91, dated 20 December, on Rules on Drafting Consolidated Financial Statements

Nevertheless, balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation since, in accordance with article 38 of the Consolidation Decree, those transactions were performed for third parties as the work was being carried out.

This treatment is based on the classification of contracts of this type, at consolidated level, as contracts for construction in which the Group performs work for the granting administration in exchange for a right to operate the infrastructure based on conditions pre-set by the grantor (see note 4.g). Accordingly, the administration controls the asset from the outset, and grants the aforementioned right in exchange for the construction work, so that, at Group level, the work is classified as being performed for the administration (therefore, for third parties).

This is the approach adopted by the IFRIC (International Financial Reporting Interpretation Committee), which interprets IFRS, in the draft interpretation on the concession business that is currently being discussed.

Regarding the aforementioned transactions in 2004, Grupo Ferrovial's construction division billed the infrastructure division a total of 465,970 thousand euro for the work performed and for advances related to that work and recognised 444,774 thousand euro as revenue for that work.

The profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, net of taxes and minority interests, amounted to 13,982 thousand euro.

The 2004 individual financial statements of the consolidated companies and the accompanying consolidated financial statements have not yet been approved by the respective Shareholders' Meetings. However, the companies' directors expect them to be approved without any changes.

Details of the method used to consolidate each of the companies of the Ferrovial Group are set out in Annex V.

D. Comparability

For purposes of comparison, the figures for 2003 are included in these Notes. The necessary reclassifications have been made to ensure comparability with the current year's figures; specifically, the concession assets are disclosed in a separate balance sheet item, as described in note 4.g).

3. Distribution of earnings

On 29 October 2004, the Board of Directors of the parent company declared an interim dividend of 0.25 euro per share out of 2004 income. This dividend, which amounted to 35,045 thousand euro, was paid on 15 November 2004, excluding own shares at the time of payment. For this purpose, the liquidity statement stipulated in Article 216 of the revised Corporations Law was prepared.

The proposal to distribute 2004 income also includes:

- The distribution of a supplementary dividend of 0.57 euro per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting.
- The remaining income will be appropriated to voluntary reserves.
- No appropriation has been made to the Legal Reserve as the balance of this reserve is equivalent to 20% of the company's capital.

Consequently, a total dividend of 0.82 euro per share will have been distributed.

4. Valuation principles

A. Consolidation goodwill

Goodwill is defined as the positive difference between the cost of an investment and the underlying book value at the date of the subsidiary's inclusion in the Group, net of the amount of asset revaluations or liability value adjustments directly allocated to the subsidiary's or associated company's assets and liabilities. Goodwill is amortised on a straight-line basis as and in the period during which it contributes to the obtainment of revenues, over a maximum period of 20 years.

B. Negative consolidation difference

Negative consolidation difference is defined as the negative difference between the cost of an investment and the underlying book value at the date of the subsidiary's inclusion in the Group, net of the asset revaluations or liability value adjustments directly allocated to the subsidiary's or associated company's assets and liabilities.

Negative consolidation difference is recorded in the income statement when the capital gains that gave rise to it are realised.

C. Homogenisation

In order to uniformly present the items included in the accompanying consolidated financial statements, uniform criteria were applied to the individual financial statements of the consolidated companies.

The main uniformity adjustments relate to the adaptation of the toll road concession-holders abroad to the Ministerial Order dated 10 December 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders. The effect of applying that Ministerial Order is disclosed in the corresponding note, when material.

D. Start-up expenses

Start-up expenses basically include incorporation, pre-opening and capital increase expenses. They are stated at the acquisition price of the services involved. Start-up expenses are amortised on a straight-line basis over five years.

E. Intangible assets

The Concessions, Licences, Brands and Similar caption in the consolidated balance sheet includes mainly payments made by Cintra Chile for assets and rights arising from its subsidiaries' concession contracts, which are amortised by applying the percentage resulting from dividing the actual toll road revenues in the year by the total projected revenues for the concession period.

Intangible assets are recorded at acquisition cost or production cost.

Other intangible assets are amortised on a straight-line basis, in the case of administrative concessions over the concession period, and in the case of rights on leased assets and other items over their useful lives, capped at five years.

F. Tangible fixed assets

Some Group assets may have been revalued under Royal Decree-Law 7/1996, Vizcaya Regulation 3/1991, dated 21 March, which adapted the Vizcaya tax system to the new Economic Agreement between the State and the Basque Autonomous Region, and Vizcaya Regulation 6/1996, dated 21 November 1996, on asset revaluation.

The net increase in value resulting from the 1996 revaluation is being depreciated over the tax periods remaining in the useful lives of the revalued assets. The effect on depreciation of each year is not material.

Regular upkeep, maintenance and repair expenses are expensed currently. The costs of tangible fixed asset renewals, expansion or improvements are capitalised only if they lead to increased capacity or productivity or to a lengthening of the useful lives of the assets.

In-house work on tangible fixed assets is valued, for each investment, by adding to the price of the materials used the direct or indirect costs allocable to the investment.

The Group companies depreciate machinery, plant and tools by the declining-balance method (mainly in the Construction division and for certain assets in the Services division). Other consolidated tangible fixed assets are depreciated on a straight-line basis over their estimated useful lives.

The consolidated companies depreciate their tangible fixed assets basically over the following years of useful life:

	Years of useful life
Buildings and other structures	10-50
Machinery, fixtures and tools	3-20
Furniture and fixtures	3-15
Transport equipment	3-20
Other tangible fixed assets	3-20

G. Concession company assets

This caption includes investments made by concession companies in relation to infrastructure in operation (basically toll roads and airports) including the cost of construction and related costs (technical studies, expropriations and financial expenses accrued in the construction period).

Those investments are differentiated in the accompanying balance sheet since they have some special features that distinguish them from other fixed assets:

- These assets are mostly owned by the grantor from the time of construction.
- In principle, the grantor controls and/or regulates the service to be provided by the concession company in relation to the infrastructure, to whom it may provide the service, and in what conditions (fundamentally, the price) the service should be provided.
- The concession company manages the assets in accordance with the grantor's criteria during the operating period; upon expiry, the assets have a significant value, which is controlled by the grantor, while the concession company does not hold any rights over them.

Based on those characteristics, the concession company is often considered to undertake infrastructure for the grantor and receives, in exchange, a right to operate it based on conditions pre-set by the grantor.

As a result of this consideration, the IFRIC (International Financial Reporting Interpretation Committee), which interprets IFRS, is considering classifying this type of asset as intangible assets in the draft interpretation on the concession business that is currently being discussed.

Another point to consider when identifying these assets separately in the balance sheet is the fact that they produce the cash flow for the project finance identified separately in the balance sheet (see Note 22 on the net cash position).

H. Long-term financial investments

This caption includes the valuation of stakes in companies carried by the equity method in accordance with Note 2.c) and financial holdings in unlisted non-consolidated companies, which are carried at acquisition cost. Unrealised losses on these investments, disclosed by a positive difference between acquisition cost and the lower of underlying book value (net of unrealised gains) or realizable value, are expensed currently and a balancing entry is recorded under the Long-Term Investments - Allowances caption in the consolidated balance sheet.

Also, loans maturing at over 12 months, mainly relating to collateral for bond issues by certain concession companies.

I. Deferred charges

This caption includes mainly:

- The amount of interest incurred on the financing of the investment in toll roads already in operation that exceeds the amount effectively allocated to income as described in section 4.w.2.1.
- The deferred interest expenses on bonds issued at a discount. They are stated as the difference between the reimbursement value and the amount received on the issue of such debts and, in the case of toll road concession-holders, are allocated to income by the method described in section 4.w.2.1.
- Expenses for loan arrangement and debt refinancing are recognised in the income statement over the concession period in accordance with the rules detailed in note 4.w.2.1.

J. Cash and cash equivalents

This caption records short-term investments, which basically include investments in government debt securities and euro and foreign currency deposits, are carried at cost and are realizable on demand. The revenues earned thereon are recognised by the interest method as they accrue.

Cash balances on hand and at financial institutions are also included.

The balances at concession companies, which are usually subject to certain restrictions, are distinguished from those at other Group companies.

K. *Trade accounts receivable and payable*

Short- and long-term trade accounts receivable and payable are recorded at face value. Interest on interest-bearing debt is recorded on an accruals basis.

L. Inventories

Inventories are valued at the lower of cost or market value, except for certain land and sites which are carried at acquisition cost, revalued in accordance with Royal Decree-Law 7/1996. The cost price is determined as follows:

- Raw and other materials acquired from third parties are valued at the lower of average acquisition cost or net realizable value.
- Ancillary project facilities are valued at acquisition cost less the depreciation taken on the basis of the amount of work completed.

The main investment under the Inventories caption relates to real estate developments. Below is a detailed description of the methods followed for the inclusion of the main cost items in the value of real estate inventories.

Land

Land is recorded at cost which, apart from the price paid for the land, includes the expenses incurred in the purchase (notary, registration, taxes, etc.), preparation expenses such as enclosure, earthwork, sewer and demolition work when required to perform new construction work from scratch and also expenses relating to inspection and surveying when carried out prior to land acquisition.

Construction

Production cost includes certificates and invoices relating to the construction work (including all permanent fixtures and elements), rates inherent in construction work, design and site management fees and settlement of expenses required for the declaration of new construction work and horizontal division.

Financial expenses

The capitalization of interest expenses accrued in relation to the acquisition of land and the construction of housing is permitted provided that the following conditions are complied with:

- Such capitalization is only permitted during the construction period, and, accordingly, it may only commence on application for the construction permit (which requires the prior approval of the basic project) and will end on completion of the construction work. Financial expenses on land and sites that are not under construction may not be capitalised in any case.
- Capitalisation of interest expenses is only permitted provided that specific external financing exists, and only up to the limit of the financial loss incurred by the Company carrying out the real estate development.

Commercial expenses

As a general rule, any commercial expenses, including advertising expenses or those relating to sales management, are recorded in the statement of income on an accruals basis and, accordingly, are not treated as an addition to inventories.

The recognition of sales fees in the statement of income may only be deferred to the time of delivery of the housing unit if these fees consist of a fixed sum per unit sold and there are sufficient guarantees as to their recovery should the asset not be delivered.

M. Shares of the Parent Company

The Parent Company shares are valued at the lower of acquisition cost or market value. Market value is defined as the lower of average market price in the last quarter of the year or year-end price. The related restricted reserve is recorded under the Shareholders' Equity caption (see Note 17).

Similarly, in accordance with query 9 set out in Official Gazette of the Institute of Accountants and Auditors No. 48 of December 2001, the appropriate provision is recorded by a charge to reserves in the event that the cost value is higher than the underlying book value in the Consolidated Group, in order to cover the effect of a possible capital reduction.

The result of the sale of Parent Company shares is recorded in the statement of income as Extraordinary Income or Expense for the year (see Note 30).

N. Subsidies and deferred revenues

This caption contains mainly financial expenses arising from exchange differences in the financing of certain concession companies which are recognised in income based on the validity period of the corresponding asset or liability.

The Infrastructure division also includes, under this heading, service area revenues collected by the concessions that are recognised in income over the concession term.

Subsidies are valued at the amount received. Capital subsidies granted and collected are allocated to period income in proportion to the depreciation of the subsidised assets.

Ñ. Obligations to employees

Under current labour regulations, the consolidated companies are required to pay severance indemnities to employees with certain types of contracts if they are terminated under certain conditions. In those cases, the companies record a provision for those payments.

O. Provisions for contingencies and expenses

Provisions are recorded for contingencies and other expenses at the estimated amount required for probable or certain third-party liability arising from litigation in progress and from outstanding indemnity payments or obligations of undetermined amount and sureties and other similar guarantees. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

Also, estimated losses in value arising in the operations of fully or proportionally consolidated companies are recorded under this caption.

P. Provisions for pension funds

For the purposes of their accounting treatment, defined contribution plans (under which the company's obligation consists solely of contributing an annual amount) must be differentiated from defined benefit plans (under which employees are entitled to a specific benefit on the accrual of their retirement).

Under defined contribution plans, the amounts accrued are recognised annually; under defined benefit plans, in addition to recognising the expense accrued in the year, an item is recorded in the provisions for contingencies and expenses account to cover the difference between the present value of the assets invested in the plan and the present value of the obligations defined in the plan.

The differences resulting from variations in this provision are recognised in income systematically over the remaining years of service of the plan participants.

Q. Reversion fund

Concession companies are required to record an annual provision to the reversion fund to cover, on the concession expiration date, the net book value of the revertible assets that by their nature are nondepreciable or whose useful life exceeds the concession term, or those that must be renewed, plus the estimated expense required to enable these assets to be returned in working condition as established in the concession contracts.

Pursuant to a Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders, the annual provision to the reversion reserve has been recorded uniformly and systematically in proportion to expected revenues (see Note 4.w.2.1).

In contrast, car park companies record the provisions to the reversion fund on a straight-line basis.

R. Classification of short- and long-term debt

In the accompanying balance sheets, debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are valued at repayment value, including the unmatured interest payable, which has a balancing entry in asset accounts and is classified on the same basis as the principal amount. Interest is recorded in the year in which it is incurred.

S. Corporate income tax

The Ferrovial Group has been filing consolidated tax returns since 1993.

The corporate income tax expense for each company included in the consolidated tax return is calculated at each company on the basis of its individual book income before taxes, increased or decreased, as appropriate, by the permanent differences arising from the application of tax criteria and the elimination of any adjustments in tax consolidation; and considering tax credits and deductions.

The corporate income tax expense reflected in the consolidated accounts is calculated by aggregating the expense registered for each company that belongs to the consolidated group, increased or decreased, as appropriate, by elimination of adjustments in accounting consolidation.

The group's balance sheet reflects the deferred or prepaid tax arising from the application of tax recognition criteria.

T. Foreign currency transactions

Transactions in foreign currencies are translated to euro at the exchange rates ruling at the transaction date. The balances payable and receivable in foreign currencies at year-end were translated at the exchange rates then prevailing.

Unrealised exchange gains are recorded under Deferred Revenues in the balance sheet. Exchange losses are recorded under Exchange Losses in the income statement.

U. Derivatives

Transactions carried out by the Ferrovial Group using derivatives are generally regarded as hedging transactions.

The accounting treatment of these transactions classified as risk hedging arrangements is as follows:

- Transaction costs: They are recognised in the income statement in the year in which they are incurred.

- Profit/loss on the hedge: This is generally recognised in the income statement when the transaction takes place and the impact is recorded in the income statement under the same caption as the hedged risk.

Any transaction not considered a risk hedging arrangement is recognised directly in the income statement at the time of accrual.

V. Joint ventures

The financial statements of the Parent Company and its subsidiaries include the effect of the proportional consolidation of the joint ventures in which they participate.

The joint ventures were proportionally consolidated in each Group company's relevant balance sheet and income statement captions, based on each company's percentage of ownership.

The main amounts contributed by the joint ventures to the consolidated balance sheet and statement of income were as follows:

	Thousand euro
Total assets	202,673,403
Fixed assets	826,141
Current assets	201,847,262
Total liabilities	202,673,403
Long-term liabilities	440,257
Current liabilities	202,232,876
Net sales	196,263,052
Net income	95,696

W. Revenues and expenses

Revenues and expenses are recognised on an accruals basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the companies only record income realised at 31 December, whereas foreseeable contingencies and losses are recorded as soon as they become known.

Below is a specific detail of the method followed for the recognition of revenues and expenses in each of the areas of activity in which the Ferrovial Group operates.

W.1 Construction

General method of recognition

The consolidated companies in the construction business use the so-called "construction priced listing method" to recognise the result on construction projects, within the general percentage-of-completion method established in the adaptation of the Spanish National Chart of Accounts for the construction industry.

This method may be used since all contracts include:

- a definition of each project unit that must be executed to complete the whole project;
- measurement of each of these project units, and
- the price at which each unit is certified

The practical application of this method at the end of each month is as follows. In each construction project, the units completed are measured and valued at the price contracted for each. The resulting total is the amount of the construction work performed at the contractual price that should be recognised as project revenue from inception. The difference with respect to the corresponding figure a month earlier gives the production for the month, which is the figure that is recorded as revenue.

Work execution costs are recognised on an accruals basis; the costs really incurred in execution of the work performed, and those that may be incurred in the future and must be allocated to the project units now completed, are recognised as expense.

The application of this income recognition method is combined with the preparation of a budget for each construction contract by project unit; this budget is used as a key management tool for detailed monitoring, project unit by project unit, of deviations between actual and budgeted figures.

This budget also serves to anticipate possible future losses that may arise in unrealized project units. Any losses on the contract are provisioned when they are foreseen, regardless of whether or not the project units have been executed yet.

In exceptional cases where it is not possible to estimate the margin on the complete contract, the total costs incurred on the contract will be recognised as expenses and the reasonably assured sales of work actually performed will be recognised as revenues.

Recognition of changes to the main contract

During performance of construction work, unforeseen events not envisaged in the main contract may occur that increase the volume of work to be performed.

These changes to the contract initially entered into require the customer's technical approval and subsequent economic approval, enabling the certification and payment for this additional work from that point onward.

The method adopted by the Ferrovial Group in this connection is not to recognise revenues arising from this additional work until approval thereof by the customer is reasonably assured.

However, the costs associated with these project units are recognised when they arise regardless of the degree of customer approval of the work.

Late-payment interest

Late-payment interest arises from delays in the collection of certification; current legislation provides for the right to recognise the collection of this interest. However, normally the procedure for recognition and collection of this interest is complicated and in many cases collection occurs when the project has been completed.

On the basis of the principle of prudence, the Ferrovial Group recognises late-payment interest as revenues when there is absolute assurance as to its collection.

Such interest is recognised in the statement of income as financial revenues.

Depreciation of machinery

As regards the depreciation of site machinery, the Ferrovial Group distinguishes between the following:

- Machinery and other fixed assets acquired for a construction project whose useful life is confined to the duration of the project. These assets are depreciated over the life of the construction project based on the work executed; this caption includes mainly small site machinery, hand and machine tools and fixed on-site facilities. If the repurchase of the asset at a fixed price is contractually assured, that price is treated as the residual value.
- Machinery acquired for central management from the machinery pool. This heading includes mainly large-scale civil engineering machinery. These assets are basically depreciated by the accelerated declining-balance method and, accordingly, the depreciation is greater in the initial years of asset life.

Other provisions

These include most notably:

- provisions for deferred charges
- provisions for contingencies and expenses
- provisions for doubtful customer receivables.

Deferred charges are those normally incurred and paid on completion of construction work, such as those for removal of facilities and machinery. The Ferrovial Group estimates these expenses on commencement of the work and from that time onwards begins to provision these expenses based on the work performed, so that on final completion of the project the recorded allowance is equal to the total amount considered necessary.

The method used by the Ferrovial Group to recognize provisions for contingencies and expenses consists of recording the amount considered necessary to cover any liability which may be incurred at precisely the time when it arises.

The method to record allowances for customer receivables is as follows:

- Private-sector customers: allowance equal to 100% of the debt in the case of protection from creditors, bankruptcy, legal claims or default of bills, promissory notes or checks. In other cases, debts more than six months old are analyzed individually and the required allowance is recorded to cover the estimated risk.
- Public-sector customers: in the case of past-due debts expressly agreed as being free from late-payment interest, the debt is written down by the amount obtained from applying to it the market interest rate for the time elapsed since maturity.

W.2. Infrastructure

The three industries in which Ferrovial's Infrastructure Division operates are toll roads, airports and car parks.

W.2.1. Toll roads

Only in the area of toll roads has Spanish accounting legislation laid down specific regulations, which were included in the Ministerial Order dated 10 December 1998, enacting the rules for the adaptation of the Spanish National Chart of Accounts for toll roads.

These regulations focus mainly on the treatment of financial expenses incurred in the operating period and on the depreciation of investments made and provisions to the reversion fund.

These specific regulations are based on the characteristics of this industry, which are summarised as follows:

- This is a highly regulated industry. Prices are established by the Government in accordance with an Economic and Financial Plan which includes a forecast of all material financial variables of the project over the total life of the concession (investments to be made, financing thereof, projected revenues from toll road traffic, operating costs, financial expenses, etc.), as well as the assumptions and hypotheses applied in the calculation.

- In most cases the principle of risk and business venture on the part of the concession-holder coexists with the principle of assurance of the concession's economic and financial equilibrium on the part of the Government.

- The infrastructure projects generally require high volumes of investment (both initially and, to a lesser extent, for replacement purposes) and always give rise to negative cash flows in the construction years and in the first years of operation; consequently, a net contribution of funds by shareholders and lenders is required in this period, which gives rise to initial high financial leverage of the project and to a significant temporary mismatch between financial costs (which decrease during the concession term as leverage decreases) and operating revenues (which increase during the concession term).

Financial expenses

A major factor in the financial expenses of toll road concession-holders is the differing treatment given to those incurred during toll road construction and those incurred once the road is operational.

Financial expenses incurred during the construction period:

These expenses are capitalised in the value of the concession asset, in the same way as with any financial expense related to the financing of a fixed asset under construction or assembly.

Financial expenses incurred after completion of construction:

In accordance with the special characteristics of the industry, the Spanish National Chart of Accounts stipulates that financial expenses accrued after completion of the construction period must be charged to income in proportion to the projected revenues over the concession term.

As an essential prerequisite for the use of this method, reasonable evidence must exist that these expenses will be recovered through the tolls charged in future years.

In this connection, the regulations deem there to be reasonable evidence that these expenses will be recovered through future years' tolls if, apart from inclusion in the Economic and Financial Plan, the following two conditions are met:

- *The possibility exists of obtaining future revenues of an amount which is at least equal to the financial expenses capitalized* through inclusion of these expenses as costs permitted for the purpose of determining the tolls.

- Evidence is furnished that future revenues will permit the recovery of past costs. On this point, the regulator's intention must clearly be that future revenues should enable the recovery of at least the capitalised amounts.

If these conditions are met, the method used to record these financial expenses in the statement of income is as follows:

- The proportion of each year's projected toll road revenues to total projected revenues (on the basis of the concession's Economic and Financial Plan) is calculated. If actual revenues for the year exceed projected revenues for the year, this proportion will be calculated by taking the actual revenue as the numerator.

- This proportion is applied to the total projected financial expenses during the concession period to determine the amount of financial expenses that should be recognised in income in the year.

- For each year the positive difference between the amount of the projected financial expense for the year per the accrual method and that resulting from the preceding calculation is capitalised as Deferred Expenses. Also, if the amount of the financial expenses in a given year differs from that envisaged in the Economic and Financial Plan for that year, the difference is treated as an increase or decrease of the financial expense for the year.

- These deferred charges are recorded in the statement of income as a financial expense from the time that the projected expense per the accrual method falls below that calculated by applying, to the total projected financial expenses, the ratio between revenues in the year and total projected revenues.

The regulations establish that, should changes occur in the Economic and Financial Plan due to extraordinary events that significantly modify the initial circumstances considered in the preparation of this plan, the effects of the change will be handled *without adjusting the financial expenses charged to results in prior years. In this case, the aforementioned method of recognition* will be applied to the period remaining after approval of the new Economic and Financial Plan, taking into account that the amount of the capitalised financial expenses not yet recognised in income must form part of total projected financial expenses.

Depreciation and amortisation of concession company assets and the Reversion Fund

Another basic characteristic of these companies is that they have to make significant investments in fixed assets, which are then subject to future reversion to the granting government (see note 4.g).

The fixed assets consist primarily of the infrastructure itself, whose useful life often exceeds the concession period, as well as nondepreciable assets. The full amount of the investment in the toll road must have been fully depreciated upon expiration since, at the end of this period, it has to be delivered to the granting administration for no consideration.

This means that different treatment is needed for recognition of the following:

- Depreciable assets are depreciated on a straight-line basis over their useful life.
- Investments in assets whose useful life exceeds the concession term, nondepreciable assets, and assets whose useful life is shorter than the concession term but which have to renewed during the period. In this case, upon expiration of the concession, the amount of the net investment (net of depreciation based on the aforementioned criterion) projected at the end of the concession period must be included as Reversion Reserve on the liability side of the balance sheet. This reserve is recognised in the income statement over the concession term in the proportion of the revenues in each year to the total projected revenues in the concession period, following the same method as above for the recognition of financial expenses. This method seeks to reflect more appropriately the consumption of the economic benefits of an asset which, as indicated in note 4.g, consists fundamentally of a right to collect an amount per user of the infrastructure in a specific period.

W.2.2. Airports

Unlike the toll road business, no specific accounting regulations have been established for the airport business.

Accordingly, in the case of airport companies, income is recorded for accounting purposes in accordance with general accrual methods:

- Financial expenses are charged to the statement of income based on their accrual by the interest method, except for those expenses accrued during the construction period, which may be capitalised.
- Fixed assets are depreciated on the basis of the useful life of the asset.

W.2.3. Car parks

The car park business division is divided as follows:

- Car parks for local residents
- On-street parking
- Off-street parking

Car parks for local residents

This business involves the construction of car parks whose spaces are sold directly to the end customer.

The sale and costs are not recognised until the parking space is delivered, which tends to coincide with the signature of the public deed of sale.

On-street parking

This is a public service, normally operated under a concession system.

The revenues are usually the hourly parking rates paid or the price paid for the public service by the municipal government, and they are recorded when those revenues are payable.

In the case of concessions, the amount paid to obtain the concession is charged to income over the concession period.

Off-street and mixed parking

In this case, revenues arise from the use of parking spaces owned by the company or held under an administrative concession. Off-street car park revenues are recorded when the hourly parking rate is paid and, in the case of season ticket-holders, on an accrual basis.

Mixed car parks (with public and private spaces) record revenues as follows: in the case of public spaces, in the manner described in the preceding paragraph; and, in the case of private spaces, the amount received is recorded as deferred revenues and recognised in income on a straight-line basis over the concession period.

The fixed asset (car park) is depreciated on a straight-line basis over its useful life. For the nondepreciable part of the investment or the part whose useful life exceeds the concession term, a reversion reserve is recorded on a straight-line basis in order to recover the total amount invested upon expiration of the concession.

W.3. Real Estate

Real estate development companies differ from companies in other sectors in the form of recognising the sale and income, which is due to the time lag between the signature of the private sale agreement (normally while the property is under construction) and the completion of the property and its delivery to the customer, which generally coincides with the signature of the public deed of sale.

This is due to the fact that the private sale agreement creates an obligation on the part of the buyer to pay the stipulated price and on the part of the seller to deliver the property to the agreed specifications. However the property is not delivered to the buyer, with the appurtenant risks and benefits, until the public deed is signed.

This peculiarity is included in the Adaptation of Valuation Standards of the Spanish National Chart of Accounts for real estate companies.

These regulations establish a minimum limit (80% completion of construction work) above which the income from sales made under a private agreement may be recognised. Above this threshold of 80% completion, the Spanish National Chart of Accounts permits the company to decide the moment of recognition and it can decide to recognise the result when all construction work has been completed and the property has been delivered to the owner (the general rule applicable to any sale of goods in accordance with the accruals principle).

Ferrovial Group companies engaging in real estate development activities recognize the sales and results of real estate developments when title is delivered to the buyer, which usually coincides with the formalization of the transaction in a public deed.

This approach implies that the development has been completed and, therefore, that practically all the costs have been incurred. Consequently, the income on the sale is readily calculated without the need for additional cost estimates.

As a balancing entry to the recognition of the sale, at this time the expense is recognised through the retirement of the value of the inventories being sold. The main items included in real estate development inventories are described in Note 4.I.

W.4 Services

Recognition of revenues

From the point of view of the result, the timing of recognition varies according to the type of services provided to third parties.

The main aspects of this accounting entry are detailed below for each type of service provided:

- Urban Services include mainly contracts and concessions at fixed prices. Revenues are recorded on the basis of the services provided. In the case of billings made less than once a month, the appropriate estimates of the services provided under these agreements are made, and the related revenues are recognized, regardless of whether or not the services have been billed. When services additional to those envisaged in the original contract are performed, they are only recorded when there is reasonable certainty as to their subsequent billing and collection, whereas expenses relating to these services are recorded as soon as they are incurred.

- In the area of Facility Management, the method is as above except that, in the case of additional services, a formal order is required to recognise the revenues.

- In the case of Infrastructure Maintenance, due to the nature of such projects, the method of recording sales is similar to that used in construction projects: priced listing of the completed work detailing the units executed, to which the contractually agreed prices are applied. A peculiarity of infrastructure upkeep contracts is that they usually include the obligation to perform extraordinary work at the request of the customer, for which there is also a budget allocation within the contract itself. These projects are recognised as revenues only when approval of the work is considered to be assured.

Provisions, depreciation and amortisation

- In the specific case of maintenance contracts that include a total warranty of a building's fixtures, an estimate of the potential risk is made at the beginning of the contract and a monthly warranty provision is recorded in order to cover the total estimated amount by the end of the contract. These estimates are reviewed periodically and the monthly provision is adjusted accordingly.

- Provisions for contingencies and expenses and allowances for customer receivables are recorded by the same method as in the Construction business.

- Provisions for loss-making contracts and for the closure and post-closure of landfills in the municipal solid waste management business are recorded under provisions for contingencies and expenses.

- Some Cespa Group companies depreciate certain fixed assets acquired on or before 31 December 1999 by the declining-balance method. Other tangible fixed assets are depreciated on a straight-line basis.

- The straight-line depreciation of facilities associated with landfills is compared at year-end with the actual depreciation based on the degree of filling. If actual depreciation exceeds the amount taken on a straight-line basis, the difference is corrected by recognising additional depreciation up to the actual figure.

- Provisions for customer receivables are recorded by the same method as that used in the construction business.

5. Exchange rate and interest rate risk-hedging policies

In 2004, the Ferrovial Group maintained its policy of avoiding speculative positions while limiting both interest and exchange rate risks arising in the ordinary course of business.

Exposure to interest rate variations

It is important to distinguish between the interest rate risk relating to the financing of infrastructure projects and that relating to the Group's other activities.

The financing of infrastructure concession projects is characterised by being related to project cash flows. In this connection, when the project enters the operational phase, the objective is to attempt to establish as far as possible a fixed interest rate or assure such a rate through hedging against possible interest rate variations, thereby avoiding possible subsequent modifications in the project's profitability as a result of such variations. These hedging mechanisms are included within the obligations frequently imposed by financial institutions; they are detailed in note 22 on the net cash position.

Exposure to exchange rate variations

The hedges of this type in place at 31 December 2004 are detailed below and classified by type. Where amounts are in currencies other than the euro, the euro amount is calculated using the hedged exchange rate.

<u>Fair value hedges</u>

The risk that is covered is the exposure to changes in the value of an asset or liability recognised in the balance sheet or part of that asset or liability that is attributable to a specific risk.

- In 2004, Cintra S.A. performed four hedging transactions to cover possible fluctuations of the euro against the Polish zloty totalling 8,995 thousand zlotys (2,167 thousand euro), all maturing in 2005. The purpose of these hedges is to assure the exchange rate on the loan received from subsidiary Autoestrada Poludnie, S.A.

<u>Cash flow hedges on transactions to be made on the basis of firm or highly likely commitments.</u>

The risk that is covered is the exposure to changes in the value of transactions to be made on the basis of commitments that are firm or highly likely, in that there is reasonable evidence of their being met in the future, and they are attributable to a specific risk.

- In November 2004, Cintra arranged a number of forward and collar hedges to cover 475 million US dollars related to the investment planned in the Chicago Skyway (USA) in January 2005.

- As of 31 December 2004, Cadagua S.A. had two forward contracts to hedge fluctuations in the euro against the U.S. dollar, the currency in which the collection and payment flows of a contract for the construction of a desalination plant in Saudi Arabia are denominated. The hedged amounts total 3,904 thousand US dollars (3,491 thousand euro) and fall due in December 2005.

- Cadagua has hedged the possible award of a contract in Poland using forwards to partly cover fluctuations in the euro against the zloty. The hedged amounts are 5,378 thousand euro (23,424 thousand zlotys).

- Finally, Cadagua has hedged the payment in dollars to suppliers with a hedge arranged in December 2004 which ends in September 2006. That contract covers 6,200 thousand dollars (4,637 thousand euro).

- Additionally, there are forward contracts in the Ferrovial Agromán - Budimex consortium for the collections envisaged on the S1 Expressway in Poland amounting to 8,634 thousand euro (currency in which the collections are denominated) against fluctuations in the zloty.

- The Budimex Group has arranged hedges to cover possible fluctuations of the zloty against both the euro and dollar linked to certain contracts denominated in that currency. Euro/zloty purchase and sale contracts have been arranged for a total of 166,798 thousand euro. The contracts were mainly arranged in 2004 and most mature in 2005.

- Ferrovial Agromán, S.A. and Budimex, S.A. have forward contracts in proportion to their share in the Warsaw Airport project in Poland (60% and 40%, respectively) amounting to 35,746 thousand euro and 122,635 thousand zlotys, against fluctuations in the US dollar, in order to hedge the risk under that contract deriving from collection flows in US dollars and payment flows in zlotys. Those hedges expire in January and March 2005.

Hedges of net investments at foreign consolidated companies

The risk to cover is the exposure to changes in the value of the flows from investments in consolidated foreign subsidiaries that are attributable to exchange rate fluctuations.

- Using forward sale contracts, Cintra, Concesiones de Infraestructuras de Transporte, S.A. has partially or fully hedged against fluctuations in the Canadian dollar the amount of the transfers for the refund of equity expected to be received until 2006 from the concession company 407 ETR International Inc. The amount hedged as at 31 December 2004 was 60,744 thousand Canadian dollars (38,180 thousand euro). Of this amount, 40,744 thousand Canadian dollars (25,586 thousand euro) mature in 2005 and 20,000 thousand Canadian dollars (12,594 thousand euro) in 2006.

- Ferrovial Infraestructuras S.A. has implemented a hedging policy to assure the exchange rate of future dividends from Sydney Airport Corporation Ltd. At December 2004, a hedge of 7,582 thousand Australian dollars (4,382 thousand euro) was in force to partly cover the expected dividend for 2005, expiring early in that year.

The accounting treatment of the exchange and interest rate hedges is described in Note 4.u.

6. Impact of exchange rates on assets and liabilities

Except in those significant cases expressly referred to in these notes to the financial statements, the assets and liabilities of each Group company are generally denominated in the currency of the country in which its registered office is located. In this respect, the companies that contribute assets and liabilities denominated in currencies other than the euro are those in the table below:

Company	Activity	Stake (%)	Currency
407 International, Inc (a)	Infrastructure	53.23%	Canadian dollar
Grupo Budimex	Construction	59.06%	Polish zloty
Autoestrada Poludnie, S.A (a)	Infrastructure	50.98%	Polish zloty
Cintra Chile, Ltda (a)	Infrastructure	100%	Chilean peso
Autopista Collipulli Temuco (a)/(b)	Infrastructure	100%	Chilean peso
Autopista Temuco Rio Bueno (a)/(b)	Infrastructure	75%	Chilean peso
Autopista Santiago Talca (a)/(b)	Infrastructure	100%	Chilean peso
Talca Chillán, S.A. (a)	Infrastructure	33.55%	Chilean peso
Aeropuerto Cerro Moreno	Infrastructure	100%	Chilean peso
Ferrovial Inmobiliaria Chile, Ltd	Real Estate	100%	Chilean peso
Ferrovial Agromán EC, Ltda	Construction	100%	Chilean peso
Ferrovial Agromán Chile, S.A.	Construction	100%	Chilean peso
Delta Ferrovial Limitada	Construction	50%	Chilean peso
Grupisa, S.A Chile	Services	69.23%	Chilean peso
Sydney Airport	Infrastructure	21.74%	Australian dollar
Ferr Sydney Airport Inv.Trust	Infrastructure	100%	Australian dollar
Cintra Airports Limited (CAL)	Infrastructure	100%	Pound sterling
c.b.	Infrastructure	50%	Pound sterling
Bristol International Airport	Infrastructure	50%	Pound sterling
Belfast City Airport	Infrastructure	100%	Pound sterling
Grupo Amey	Services	100%	Pound sterling
Estacionamientos Ríos Piedras, Inc	Infrastructure	74.94%	US dollar

a) Ownership interest pertaining to Cintra, S.A., which is 62.03% owned by the Ferrovial Group.

b) The concession companies are Ruta de los Rios Sociedad Concesionaria, S.A. (Temuco Río Bueno toll road), Ruta de Araucania Sociedad Concesionaria, S.A. (Collipulli Temuco toll road) and Autopista del Maipo, S.A. (Santiago Talca toll road). In these notes to consolidated financial statements, these three companies will be referred to by the names listed in the table above.

An analysis of the variation with respect to the euro in the main currencies with an impact on the Group is as follows:

Year-end exchange rate: 1 euro=currency

	31/12/04	31/12/03	Change
Canadian dollar	1.6296	1.6280	0.10%
Chilean peso	753.0700	745.0610	1.07%
Polish zloty	4.0622	4.6869	-13.29%
Pound sterling	0.7076	0.7024	0.74%
US dollar	1.3556	1.2563	7.90%
Australian dollar	1.7316	1.6705	3.66%

The above variation entailed a decrease in the asset and liability items in the Group's balance sheet, particularly in those companies resident in Canada, Chile, Australia and the United Kingdom, and an increase in such items in the Ferrovial Group's activities in Poland. The tables in the following notes to financial statements which explain the variation in assets and liabilities include a column relating to the effect of the exchange rate in those cases in which its impact is material.

The net impact of the change in assets and liabilities, decreased due to the impact on minority interests, is contained in equity, specifically Translation Differences (see Note 17). This led to an increase in equity of 12,672 thousand euro in the year.

Set out below is the equity (in euro million) expressed in foreign currency together with the type of currency and its significance with respect to the book value of consolidated equity:

	Consolidated equity	% of total Group equity
Canadian dollar	222,611	9.9%
Chilean peso	119,549	5.3%
Polish zloty	66,817	3.0%
Pound sterling	-267,945	-11.9%
Australian dollar	172,327	7.6%
Total	313,359	13.9%

7. Start-up expenses

The variations in 2004 were as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions/ Retirements	Amortisation	Effect of exchange rate	Balance at 31/12/04
Start-up and capital increase expenses	10,988	73	2,433	-4,313	4	9,185

The main additions in the year relate to capital increase expenses at Autopista R-4 Madrid-Sur, C.E.S.A. (1,583 thousand euro), and Autopista del Sur, S.L. (617 thousand euro).

The changes in consolidation scope are due to the deconsolidation of Aguanorbe, S.L. as part of the sale of the Integrated Water Business and to the change in method of carrying Estacionamientos Guipuzcoanos, S.A., which is now fully consolidated (previously equity-accounted).

8. Intangible assets

The variations in 2004 in the balance of this caption in the consolidated balance sheet were as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Effect of exchange rate	Balance at 31/12/04
Infrastructure	128,266	31,866	4,671	-1,549	-1,000	162,253
Services	43,084	-37,261	7,009	0	0	12,833
Other	3,269	0	121	-86	144	3,448
Administrative concessions	**174,619**	**-5,395**	**11,800**	**-1,635**	**-856**	**178,534**
Services	44,308	0	114	-34,160	11,805	22,067
Other	1,720	0	0	-1,141	0	579
Rights on leased assets	**46,028**	**0**	**114**	**-35,301**	**11,805**	**22,646**
R&D expenses	1,395	0	527	-28	0	1,893
Computer software and other assets	25,886	98	1,911	-3,916	-4,854	19,126
Total investment	**247,928**	**-5,297**	**14,353**	**-40,880**	**6,095**	**222,199**
Amortisation	**-45,910**	**9,802**	**-6,101**	**4,153**	**218**	**-37,838**
Total	**202,018**	**4,505**	**8,252**	**-36,728**	**6,314**	**184,361**

The variations in consolidation scope are due to the deconsolidation of the water supply and distribution business (Helguina, S.A. and Aguanorbe, S.L.) for 37,261 thousand euro due to the sale of those companies in July 2004 to Grupo Aguas de Barcelona, S.A. That sale was finalised in September 2004, as discussed in note 1.b. Conversely, the change in method of consolidating Estacionamientos Guipuzcoanos, S.A., from the equity method in 2003 to full consolidation in 2004, led to an increase of 31,866 thousand euro.

There was also a total increase of 4,671 thousand euro at the companies Cintra Aparcamientos, S.A. and Estacionamientos Alhóndiga, S.A. due to payments by those companies as consideration for certain administrative concession contracts. The main balance included under Administrative Concessions relates to goods and rights associated with toll road concessions in Chile whose cost, net of amortisation, amounted to 90,311 thousand euro at 31 December 2004.

The main addition of administrative concessions in the Services division was at the company Helguina, S.A. amounting to 4,352 thousand euro, which took place in the first nine months of 2004, prior to that company's deconsolidation.

The Rights on Leased Assets item includes, under retirements, the amount of 27,981 thousand euro at Amey due to updating the amounts of that company's leasing contracts.

9. Tangible fixed assets

The detail of tangible fixed assets and of the related accumulated depreciation as of 31 December 2004 is as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Land and buildings	**240,159**	39,090	26,190	-13,740		3,521	**295,220**
Plant and machinery	**554,048**	4,945	59,387	-3,213		3,448	**618,615**
Other fixtures, tools and furniture	**355,568**		22,288	-41,504		1,402	**337,754**
Total investment	**1,149,775**	**44,035**	**107,865**	**-58,459**		**8,371**	**1,251,589**
Depreciation	**-576,951**	**-9,355**	**-99,771**	**56,313**		**-4,886**	**-634,650**
Provisions	**-11,822**	**1,852**	**-4,186**				**-14,156**
Total	**561,002**	**36,532**	**3,908**	**-2,144**		**3,485**	**602,782**

The following table shows the balances of and variations in the other tangible fixed assets, by business, and in the related depreciation:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Construction	**315,287**		8,511	-57,277		11,262	**277,783**
Infrastructure	**185,277**	44,035	14,883				**244,195**
Real Estate	**26,820**			-1,182			**25,638**
Services	**602,554**		82,768			-2,891	**682,431**
Other	**19,837**		1,702				**21,540**
Tangible fixed assets	**1,149,775**	**44,035**	**107,865**	**-58,459**		**8,371**	**1,251,587**
Depreciation	**-588,773**	-7,503	-103,957	56,315		-4,886	**-648,804**
Net total	**561,002**	**36,532**	**3,908**	**-2,144**		**3,485**	**602,782**

The variations during the year were for the following reasons:

Changes in consolidation

Changes in consolidation scope relate to the assets of Estacionamientos Guipuzcoanos, S.A. which was equity-accounted until Cintra, S.A. acquired the other 57.1% in September 2004, since when it has been fully consolidated.

Additions

The additions in infrastructure are due basically to new investment in off-street car parks and in on-street parking control machinery.

The additions in the Services division are due basically to the Cespa Group, because of investments in waste processing plants, landfills and machinery for its business.

Finally, the additions in the Construction area are due to the acquisition in 2004 of machinery for its activities.

Retirements

The main retirements in the Construction division are due to items attached to projects that were retired in 2004 and were fully depreciated (30,690 thousand euro) and the classification as long-term financial investment of plants built for the administration (9,682 thousand euro).

Fully-depreciated assets amounted to 260,536 thousand euro.

The tangible fixed assets not used in operations in 2004 were nonmaterial with respect to the consolidated ending balances.

Tangible fixed assets located outside Spanish territory amounted to 99,325 thousand euro, net of depreciation.

10. Concession company assets

This caption includes the investments in assets at transport infrastructure concession companies (mainly toll roads and airports). These assets are used directly in operations and have sufficient risk coverage through the related insurance policies.

Most concession company assets are tied to administrative concession contracts. As indicated in Note 4.g, in most cases, the assets are owned by the granting government from inception and the concession holder has a right to exploit them in order to recover the investment over the concession period, in accordance with the terms and conditions laid down by the granting government. Under the concession contract, these assets must revert to the government at the end of the concession period.

The following table shows the balances of and variations in the investment in concession companies, by company:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
407 ETR International, Inc.	2,455,055		32,958			-2,712	2,485,301
Autopista del Sol, C.E.S.A.	668,276		1,468				669,744
Autopista Terrasa-Manresa, S.A.	216,432		1,662				218,094
Autopista Temuco Río Bueno	161,773		243			-1,718	160,298
Autopista Collipulli Temuco	185,145		8,181			-1,882	191,444
Autopista Santiago Talca	355,510		76,509			-2,974	429,045
Autopista R-4 Madrid-Sur, C.E.S.A.(a)	513,610		133,452				647,062
Euroscut Norte Litoral, S.A.	65,116		164,740				229,856
Autopista Trados M-45, S.A.	97,203		59				97,262
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	272,194		2,608				274,802
Eurolink Motorway Operation	127,294		115,557				242,851
Bristol International Airport, Plc (b)	125,502		4,536			-1,103	128,935
Belfast City Airport	49,116		16,636			-1,026	64,726
Aeropuerto Cerro Moreno Soc Conc, S.A.	5,933		42			-63	5,912
Autopista Madrid Levante (d)			66,803				66,803
Tube Lines (c)	24,155		7,410			-474	31,091
Total investment	**5,322,314**		**632,864**			**11,954**	**5,943,226**
Depreciation	**-65,096**		**-43,498**			**1,015**	**-107,579**
Total net investment	**5,257,218**		**589,366**			**-10,939**	**5,835,647**

(a) Includes the balances of Inversora de Autopistas del Sur, S.L.
(b) Includes the balances of Tidefast, Ltd.
(c) Relates to the London underground upkeep contract Tube Lines Ltd. in which Amey, Plc has an ownership interest.
(d) Includes the balances of Inversora de Autopistas de Levante, S.L.

The main additions in the reporting period relate to toll roads under construction in 2004. In the case of Autopista Madrid Levante, a company created in 2004, the additions in the year relate basically to expropriated land.

As discussed in note 6, the variations in 2004 in the exchange rate of the euro against the currencies of countries with significant fixed asset balances relating to toll roads and airports (mainly Canada, Chile and the United Kingdom) led to a decrease in the balances of these assets.

The following table shows the breakdown, by company, of the ending balance of investment in concession companies and the interest capitalised since the beginning of the construction period (see Notes 4.w.2.1 and 29) and the amount capitalised in the year. The table also shows the percentage of completion of this construction work as at 31 December 2004.

Thousand euro

	Concession company assets					Capitalised interest	
	Sections in operation	Sections under construction	Other	Total	Degree of completion	Since inception	In 2004
407 ETR International, Inc.	2,485,301	-	-	2,485,301	-	108,829	1,683
Autopista del Sol, C.E.S.A.	669,744	-	-	669,744	-	26,147	-320
Autopista Terrasa-Manresa, S.A.	218,094	-	-	218,094	-	16,335	-
Autopista Temuco Río Bueno	160,298	-	-	160,298	-	12,072	51
Autopista Collipulli Temuco	191,444	-	-	191,444	-	17,747	75
Autopista Santiago Talca	429,045		-	429,045		47,482	12,431
Autopista R-4 Madrid-Sur, C.E.S.A. (a)	647,062		-	647,062		23,597	5,095
Euroscut Norte Litoral, S.A.	-	229,856	-	229,856	54.90%	14,225	10,058
Autopista Trados M-45, S.A.	97,262	-	-	97,262	-	4,293	666
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	274,802		-	274,802		34,436	1,231
Bristol International Airport, Plc. (b)	128,935	-	-	128,935		-	
Eurolink Motorway Operation		242,851	-	242,851	66.50%	10,441	10,441
Belfast City Airport	64,726		-	64,726		4,529	
Aeropuerto Cerro Moreno Soc. Concesionaria, S.A.	5,912	-	-	5,912	-	101	
Autopista Madrid Levante (d)		66,803		66,803	0.11%	193	193
Amey, Plc (Tube Lines Plc.) (c)	-	-	31,091	31,091	-	-	
Total	**5,372,625**	**539,510**	**31,091**	**5,943,226**		**320,427**	**41,604**

(a) Includes the balances of Inversora de Autopistas del Sur, S.L.
(b) Includes the balances of Tidefast, Ltd.
(c) Relates to the London underground upkeep contract Tube Lines in which Amey, Plc has an ownership interest.
(d) Includes the balances of Inversora de Autopistas de Levante, S.L.

The concession company assets located outside Spain amount to 4,127,503 thousand euro net of depreciation and relate to toll road and airport concession companies.

The variations in the year in the balances comprising this caption, by type of asset constructed for the government, are as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Land and buildings	4,279,662		381,447		755,618	-9,855	**5,406,872**
Plant and machinery	24,690		7,502			-476	**31,716**
Other fixtures, tools and furniture	46,588		5,050			-515	**51,123**
Advances and construction in progress	918,934		221,929		-755,618	-74	**385,170**
Other tangible fixed assets	52,440		16,936			-1,034	**68,342**
Depreciation and amortisation of concession companies assets	-65,096		-43,498			1,015	**-107,579**
Net concession company assets	**5,257,218**		**589,366**		**-**	**-10,939**	**5,835,647**

11. Long-term financial investments

A. Holdings in equity-accounted companies

This item includes companies over which the company has a significant influence, i.e. it has the power to influence their financial and operating policy but does not control them.

The detail of the investments in the companies accounted for by the equity method as at 31 December 2004 is as follows:

Thousand euro

Companies	Balance at 31/12/03	Changes in consolidated group	Additions (increase in stake)	Retirements (decrease in stake)	Income/ Loss for the year	Dividend/ Dist. of Equity	Effect of exchange rate	Balance at 31/12/04
Infrastructure								
Europistas Concesionaria Española, S.A.	20,323		6,888		4,507	-17,982		13,736
Túneles de Artxanda, S.A.	9,396			-4,934	-234			4,228
Estacionamientos Guipuzcoanos, S.A.	7,431	-8,908			1,477			0
S. Munic. de Aparc. y Serv. De Málaga, S.A.	3,969				534	-295		4,208
Inversiones Técnicas Aeroportuarias, S.A.	30,892	-30,892						0
Talca Chillán, Sociedad Concesionaria, S.A.	15,082			-1,624	2,092		-293	15,257
Infoser Estacionamientos, A.I.E.	55				16			71
Est. Urbanos de León, S.A.	745				234	-158		821
Sydney Airport Corporation, Ltd.	215,046		3,026		-3,881	-33,641	-7,835	172,715
Real Estate								
Lusivial Promoçao e Gestao Imobiliaria, S.A.	5,256	-5,256						0
Inmobiliaria Urbecentro Dos, S.A.	329				-56		-7	266
MSF Madrid Holding Holanda, B.V.	-226				-9			-235
Promovial, Promoçao Inmobiliaria, Ltda	17				-1			16
Services								
Necrópolis Valladolid, S.A.	3,194			-126	-71			2,997
Subsidiaries of Amey Plc.	69			-43				26
Subsidiaries of Cespa, S.A.	11,527			-1,995	246			9,778
Construction								
Urbs. Iudex Et Causi., S.A. (Ciudad de la Justicia de Barcelona)	8,451				31			8,482
Subsidiaries of Budimex		4,632			365			4,997
Other companies accounted for by the equity method	168							168
Total	**331,724**	**-40,424**	**9,914**	**-8,722**	**5,250**	**-52,076**	**-8,128**	**237,531**

The share in income (loss) shown in the foregoing table is net of taxes. Corporate income tax amounted to 5,753 thousand euro and is recorded under the Corporate Income Tax caption in the accompanying 2004 consolidated statement of income.

The main variations in 2004 were as follows:

- Infrastructure:
  - Increase in the ownership interest in Sydney Airport Corporation, Ltd. from 20.68% to 20.90%, which represents an increase in the holding accounted for by the equity method of 3,026 thousand euro. Additionally, that company distributed 33,641 thousand euro in dividends.
  - Reduction in the holding in Túneles de Artxanda, S.A. from 21.90% to 10.08%, i.e. a reduction of 4,934 thousand euro in equity-accounted investments.
  - Distribution of dividends by Europistas, Concesionaria Española, S.A., amounting to 17,982 thousand euro.
  - Retirement of Inversiones Técnicas Aeroportuarias, S.A. amounting to 30,892 thousand euro, which was sold for 23,660 thousand euro, as discussed in note 1.b on changes in consolidation.
  - Change in method of carrying Estacionamientos Guipuzcoanos, S.A. from equity-accounting to full consolidation as the percentage of ownership rose from 42.86% to 61.98%, i.e. a reduction in this item of 8,908 thousand euro, including period income.
- Real Estate:
  - Sale of Lusivial Promoçao e Gestao Inmobiliaria, S.A. for 5,256 thousand euro.
- Construction:
  - Variation in consolidation scope in the subsidiaries of Grupo Budimex S.A. amounting to 4,997 thousand euro.

B. Long-term investment securities

The variations in the net book value of these securities as of 31 December 2004 were as follows:

	% ownership	Balance at 31/12/03	Additions	Changes in consolidated group	Retirements	Effect of exchange rate	Balance at 31/12/04
Telecommunications		94,799					94,799
Grupo Corporativo ONO, S.A.	10.41%	94,799					94,799
Construction		12,750	19		-1,115		11,654
Parque temático de Madrid, S.A.	2%	3,515					3,515
Build2Edifica	15.48%	2,053					2,053
Terra Mítica-Parque Temático de Benidorm, S.A.	0.64%	1,352					1,352
Budimex		5,399			-1,887	796	4,308
Other construction		431	19		-24		426
Services		1,062			-985		77
Subsidiaries of Cespa, S.A.		1,062			-985		77
Other		47,612	43,151		-1,854		88,909
* Total long-term investment securities		156,223	43,170		-2,896	796	193,817
Total provisions		-15,418			694		-14,724
Net cost of long-term investment securities		140,805	43,170		-2,202	796	179,093

The Other item relates basically to the Ferrovial Group's investment in 8 Economic Interest Groupings whose activity is asset rental and which have availed themselves of the special regime provided by additional provision 15 of the Corporate Income Tax law (as discussed in note 25 on tax matters).

The results of these groupings, taking into account their nature, have been recorded in the corporate income tax caption in the accompanying statement of income.

Ferrovial owns 49% of these groupings.

These holdings are treated as long-term financial investments as they are treated as a closed-end transaction with a given return and Ferrovial is not involved in management.

The additions in the year relate to the investment in another three Economic Interest Groupings, in addition to the five existing in 2003, for an amount of 40,530 thousand euro.

C. Loans to companies accounted for by the equity method

The balance of this heading relates to a loan granted to MSF Madrid Holding Holanda, B.V., which is 25% owned by the Group.

D. Other loans

The variations in this caption in 2004 were as follows:

	Balance at 31/12/03	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Deposits as collateral for bond issues	182,027	72,616	-1,199		-1,871	**251,573**
Long-term loans	204,564	7,896	-7,060			**205,400**
Prepaid tax assets	-	17,420		63,656		**81,076**
Long-term loans to personnel	3,940	2,257	-2,222			**3,975**
Long-term guarantees and deposits provided	7,179	1,255	-2,145			**6,289**
Other	2,114		-1,625			**489**
Total	**399,824**	**101,444**	**-14,251**	**63,656**	**-1,871**	**548,802**

The largest item in the Deposits as collateral for bond issues account relates to 407 ETR International Inc. (250,759 thousand euro). The balances relating to concession companies are mainly restricted and must remain in the companies' assets as collateral for bond and debenture issues by the concession companies.

The main addition to the Deposits as collateral for bond issues item is the increase in long-term deposits at 407 ETR International Inc. as collateral for bonds issued by it, amounting to 72,375 thousand euro.

The main item in the Long-term loans relates to Tube Lines (162,144 thousand euro). This amount represents the sums to be recovered in the long term from the granting entity in order to compensate for the obligations assumed by Tube Lines in relation to finance lease contracts for the supply of rolling stock (carriages and engines) to the underground lines under concession. The balancing entry for this long-term receivable is recorded in the balance sheet under amounts owed to credit institutions, specifically in respect of finance leases.

The addition in the year to Pre-paid taxes is the recognition of a prepaid tax asset relating to deferred taxes that arose in 2002 as a result of the acquisition by Macquarie Infrastructure Group of an interest in Cintra, S.A. (17,420 thousand euro).

In that item, prepaid taxes at Chilean companies were reclassified from Deferred Expenses to Deferred Tax Assets (63,012 thousand euro).

E. Goodwill in consolidation

The variations in this caption in 2004, by business division and company, were as follows:

Thousand euro

	2003		Changes in the year			2004	
	Investment	Amort.	Addition/ Retirement	Amort.	Exchange rate	Investment	Amort.
Construction	82,478	-14,552	1,378	-4,596	2,252	86,108	-19,148
Budimex, S.A.	82,478	-14,552	1,378	-4,596	2,252	86,108	-19,148
Infrastructure	253,338	-33,784	25,675	-14,687	-711	278,302	-48,472
Cintra Aparcamientos, S.A.	36,068	-6,331		-2,089		36,068	-8,420
Dornier, S.A.	10,155	-2,520		-838		10,155	-3,359
Balsol 2001, S.A.	801	-94		-40		801	-134
Otros (Aparcamientos)	1,187	-65				1,187	-65
407 ETR International Inc.	92,110	-9,628		-4,598	-339	91,771	-14,226
Autopista Santiago Talca	13,534	-1,618		-657	-134	13,400	-2,275
Autopista del Sol Conces. Española, S.A.	22,278	-2,265	25,675	-2,398		47,953	-4,663
Europistas, Concesionaria Española, S.A.	13,381	-2,049		-829		13,381	-2,878
Tidefast, Ltda.	57,455	-9,005		-2,936	-238	57,217	-11,941
Aeropuerto de Belfast, S.L.	5,576	-163		-279		5,576	-442
Other	793	-46		-23		793	-69
Real Estate	28,353	-4,099	0	-2,595	0	28,353	-6,694
Grupo Don Piso	20,499	-2,529		-1,025		20,499	-3,554
Lar 2000, S.A.	7,854	-1,570		-1,570		7,854	-3,140
Services	984,659	-25,928	14,754	-54,481	-42	999,371	-80,409
Grupisa Infraestructuras, S.A.	14,369	-2,294		-757		14,369	-3,051
Grupo Eurolimp	7,703	-769		-384		7,703	-1,153
Grupisa Chile	90	-40		-50		90	-90
Grupo Novipav	11,548	-712	-10,092	-744		1,456	-1,456
Amey	540,840	-15,775	1,180	-27,042	-42	541,978	-42,817
Cespa	410,109	-6,338	23,666	-25,504		433,775	-31,842
Total	**1,348,828**	**-78,363**	**41,807**	**-76,359**	**1,499**	**1,392,134**	**-154,723**

The main variations in 2004 were as follows:

- Services

- In the Novipav Group, the variation was due basically to impairment of the goodwill at that company against extraordinary income following the latest valuation of that group of companies.

The following movements were notable among the companies in the Cespa Group:

- As a continuation of the process of acquisition of the Cespa Group, Grupo Ferrovial, S.A. acquired the company Trasa, S.A., which owns 25% of Ecocat, S.L., a company that engages in special industrial waste management, generating 10,991 thousand euro of goodwill.

- Recalculation of the goodwill on the initial acquisition of Cespa, S.A. following determination of the final price in 2004, with an impact of -6,850 thousand euro.

- Increase in goodwill at the company Cespa GTR, acquired by Cespa in 1999, which owns the Pierola landfill, due to review of that company's contract, leading to an increase in goodwill of 18,841 thousand euro.

- Infrastructure

The main variations within this business division were as follows:

- Acquisition by Cintra, S.A. of an extra 10% of Autopista del Sol Concesionaria Española, S.A., which generated 25,676 thousand euro of consolidation goodwill.

12. Deferred expenses

The variations in 2004 were as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions		Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
			Financial expenses capitalised after construction	Other				
Concession companies	1,178,166		260,233	25,094	-43,736	-68,537	-3,605	1,347,617
Other companies								
Construction	128				-120			8
Infrastructure	14,268			776	-1,462			13,582
Real Estate	53				-53			-
Services	957			15,370				16,327
Other	3				-3			-
Closing balance	**1,193,575**	**5,625**	**254,608**	**41,240**	**-45,374**	**-68,537**	**-3,605**	**1,377,534**

Concession companies

The balance under this caption arose mainly as a result of the following:

- Financial expenses capitalised on the expiration of the construction period pursuant to the Ministerial Order dated 10 December 1998, which enacted the regulations for adaptation of the Spanish National Chart of Accounts for concession companies (See Notes 4.g. and 4.w.2.1).
- Differences between the face value of certain bonds issued at a discount and the cash amount received. This amount reflects the financial expenses that will be incurred over the term of the issue.
- Expenses for loan arrangement and debt refinancing related to concession company assets. The most significant balances are at Autopista del Maipo (52,347 thousand euro) and 407 ETR (30,583 thousand euro).

Variations in the year at concession companies relate to the following:

Thousand euro

	Balance at 31/12/03			Changes			Balance at 31/12/04		
	Financial expenses capitalised after const.	Financial expenses on discounted bonds	Other	Financial expenses capitalised after const.	Financial expenses on discounted bonds	Other	Financial expenses capitalised after const.	Financial expenses on discounted bonds	Other
Toll roads	938,449	83,054	79,245	254,609	-68,537	-28,107	1,193,058	14,517	51,138
407 ETR International Inc,	622,213	83,054	-29,283	159,161	-68,537	-2,542	781,374	14,517	-31,824
Autopista Terrasa Manresa, S.A.	163,685		676	8,465		-198	172,150		478
Autopista del Sol, C.E.S.A.	77,387		5,106	14,855		19	92,242		5,125
Autopista Temuco Río Bueno	18,415		13,890	5,700		-11,065	24,115		2,825
Autopista Collipulli Temuco	25,112		38,193	14,797		-27,545	39,909		10,648
Autopista Trados M-45, S.A.	2,694		850	932		-19	3,626		831
Euroscut-Soc Concs Da Escut do Algarve, S.A.			2,598	10,135		-110	10,135		-2,497
Euroscut Norte Litoral S.A.			2,830						2,830
Autopista Santiago Talca	28,940		36,608	20,424		22,746	49,364		59,354
Autopista R-4 Madrid-Sur, C.E.S.A			7,777	20,140		-1,673	20,140		6,104
Autopista Madrid-Levante						5,625			5,625
Airports			681			-592			89
Aeropuerto Cerro Moreno Soc Concesionaria, S.A.			681			-592			89
Services			76,737			-1,271			75,466
Tube Lines			76,737			-1,271			75,466
Total	**938,449**	**83,054**	**156,663**	**254,609**	**-68,537**	**-16,625**	**1,193,058**	**14,517**	**140,041**

Noteworthy variations in the year were as follows:

- Expenses capitalised after construction: the increase relates to financial expenses capitalised in the year in accordance with the Spanish National Chart of Accounts relating to concession companies, as discussed in Note 29.

- Financial expenses relating to discounted bonds:

The main impact in 2004 was due to the lower bond discount expenses at 407 International Inc. relating to the bonds issued at a discount.

The reduction in these expenses in 2004 is due mainly to the combined effect of new bonds issued at a more favourable rate and longer terms, and the inflation estimate for the RRBs (real return bonds), which are linked to Canadian inflation.

- Other

The changes in these expenses in 2004 are due primarily to:

- The main impact is the reduction in Deferred Charges at Chilean companies due to reclassification of prepaid tax assets under this heading to Other Loans, amounting to 63,012 thousand euro. At the Santiago-Talca toll road, this effect was offset by higher debt arrangement expenses (20,329 thousand euro) in October due to the issuance of a new bond amounting to 139,710 thousand euro maturing in 2025 at 4.85%, as discussed in note 22 on the net cash position.

- The balance of Tube Lines, in which Amey, Plc has an ownership interest, relates in full to tender expenses and loan arrangement expenses which, it is considered, can be recovered from the client. The variation in this account in 2004 is due basically to the exchange rate of the pound sterling (-534 thousand euro).

Other companies

The additions under Other companies are due basically to the recognition of the pension plan deficit at Amey at 31 December 2004 which will be charged to income in future years as described in note 4.p) on valuation standards.

13. Inventories

The variations in inventories as at 31 December 2004 and the comparison with 2003 are as follows (amounts in thousand euro):

	Balance at 31/12/04	Balance at 31/12/03	Change
Land and sites	267,347	236,089	31,258
Raw materials and other purchases	96,645	79,088	17,557
Property developments in progress	1,021,837	910,522	111,314
Completed property developments and buildings	129,782	181,009	-51,227
Initial expenses and site facilities	42,287	25,432	16,855
Advances	21,327	12,098	9,229
Provisions	-1,662	-1,914	252
Total	**1,577,562**	**1,442,324**	**135,238**

The detail of inventories, by business line, is as follows (amounts in thousand euro):

	Balance at 31/12/04	Balance at 31/12/03	Change
Construction	146,191	102,802	43,389
Infrastructure	19,376	16,765	2,611
Real Estate	1,396,390	1,308,591	87,799
Land	909,902	866,287	43,615
Construction	486,488	442,304	44,184
Services	15,256	13,653	1,603
Other	349	513	-164
Total	**1,577,562**	**1,442,324**	**135,238**

The increase in the Inventories balance in the year was mainly due to the Real Estate business. In 2004 this business line acquired land for a total of 212,500 thousand euro.

As of 31 December 2004, 18,238 thousand euro of specific financial expenses of real estate developments were capitalised in inventories, as indicated in Note 4.w.3.

14. Trade receivables for sales and services

The breakdown of the balance of the Trade Receivables for Sales and Services caption as at 31 December 2004 is as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Trade receivables	1,722,329	1,549,600	172,729
Notes receivable	238,612	248,488	-9,876
Warranty withholdings	76,968	69,531	7,437
Work completed pending certification	257,983	253,542	4,441
Total	**2,295,892**	**2,121,161**	**174,731**

The breakdown of Trade receivables for sales and services at 31 December 2004 is as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Construction	1,120,213	1,114,013	6,200
Infrastructure	136,793	106,434	30,359
Real Estate	68,291	82,775	-14,484
Services	962,510	811,678	150,832
Other	8,085	6,261	1,824
Total	**2,295,892**	**2,121,161**	**174,731**

The increase in the balance of Services is due mainly to Tube Lines because the work is being performed faster than the schedule of payments agreed upon with the government; the balance of this item was 139,275 thousand euro at 31 December 2004, compared with 61,117 thousand euro in 2003. The rest of the increase in this item is due to other areas of the division.

Trade receivables are reduced by 114,949 thousand euro relating to certificates and other collection documents assigned without recourse to financial institutions.

The percentage distribution of trade receivables by customer type for 2004 is as follows:

	Central government	Autonomous regional governments	Local governments	Private customers	Other and foreign	Total
Construction	28.99%	15.03%	9.93%	46.05%		100%
Infrastructure	0.63%	0.06%	15.06%	5.78%	78.48%	100%
Real Estate				92.6%	7.4%	100%
Services	7.77%	0.25%	31.87%	35.06%	25.05%	100%
Other divisions					100%	100%
Total	**6.23%**	**2.56%**	**9.48%**	**29.92%**	**51.81%**	**100%**

The average age of the total Public Authorities' debt in Construction in Spain, which accounts for 36.38% of the trade receivable balance of the Ferrovial Group, is as follows:

	Months
Central government	4
Autonomous regional governments	5
Local governments	4

15. Other receivables

The following table shows the breakdown of the balance of the Other Receivables caption, distinguishing the Receivable from Public Authorities caption from the rest.

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Other receivables	205,390	171,041	34,349
Receivable from public authorities	395,526	407,033	-11,507
Total	**600,916**	**578,074**	**22,842**

The Other Receivables caption includes balances receivable arising outside the ordinary course of business carried on by each business and Prepayments to Suppliers amounting to 73,214 thousand euro.

The Receivable from Public Authorities caption includes the balances receivable from public authorities for various items. The main balances are VAT refundable (168,110 thousand euro), and Corporate Income Tax receivable (212,231 thousand euro) mainly for prepayments made on account of this tax during the year, and prepaid corporate income tax amounting to 63,600 thousand euro.

16. Operating provisions

The detail of the operating provisions balance on both the asset and the liability sides of the balance sheet is as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
ASSETS			
Provision for doubtful customer receivables	131,878	129,962	1,916
Other provision for receivables	23,522	8,231	15,291
Total	**155,400**	**138,193**	**17,207**
LIABILITIES			
Provisions for completion of construction work	232,325	230,966	1,359
Other provisions	82,595	23,782	58,813
Total	**314,920**	**254,748**	**60,172**
Final balance	**470,320**	**392,941**	**77,379**

The following table shows the Operating Provisions balance, both assets and the liabilities, by business:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Construction	375,137	305,742	69,395
Infrastructure	50,085	42,179	7,906
Real Estate	3,640	1,229	2,411
Services	40,405	43,537	-3,132
Other	1,053	254	799
Total	**470,320**	**392,941**	**77,379**

The main operating provision balances are in the Construction division and relate to Provisions for Completion of Construction Work amounting to 191,361 thousand euro and Provisions for Doubtful Customer Receivables amounting to 71,267 thousand euro recorded in accordance with the methods indicated in Note 4.w.1.

The main variations are due to operating provisions in Construction as discussed in note 4.w.1 under the general method of recognising income in the Construction division.

17. Shareholders' equity

The breakdown of, and variations, in consolidated equity in 2004 are as follows:

Thousand euro

			Reserves of the parent company								
	Capital	Share premium	Legal reserve	Reserve for treasury stock	Other reserves	Reserves at consolidated companies	Reserves for parent company shares	Translation differences	Interim dividend	Income	Total shareholders' equity
Balance at 31 December 2003	**140,265**	**193,192**	**28,053**	**12,060**	**508,622**	**627,077**	**2,890**	**-68,154**	**-30,646**	**340,584**	**1,753,943**
Distribution of earnings											
Dividends									30,646	-83,907	-53,261
Reserves					52,132	204,545				-256,677	0
Reserves for Parent Company shares				-13,352	13,352	1,091	-1,091				0
Release of provision for treasury stock				2,634							2,634
Translation differences								12,672			12,672
Other						15,335					15,335
Interim dividend									-35,045		-35,045
2004 income										556,841	556,841
Balance at 31 December 2004	**140,265**	**193,192**	**28,053**	**1,342**	**574,106**	**848,048**	**1,799**	**-55,481**	**-35,045**	**556,841**	**2,253,119**

Capital stock and share premium

As of 31 December 2004, Grupo Ferrovial, S.A.'s capital stock consisted of 140,264,743 fully subscribed and paid registered shares of 1 euro par value each, all carrying equal rights.

The share premium amounted to 193,192 thousand euro and is unrestricted.

As of 31 December 2004, the shareholders owning more than 10% of Grupo Ferrovial, S.A.'s capital stock were Casa Grande de Cartagena, S.L. with 17.775 % and Portman Baela, S.L. with 40.536%.

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock and Reserve for parent company shares

These are restricted reserves which are equivalent to the net book value of treasury stock and Parent Company shares on the asset side of the balance sheet and which must be maintained as long as the shares are not disposed of or retired.

Reserve for treasury stock

As of 31 December 2004, Grupo Ferrovial, S.A. owned 83,531 shares of treasury stock representing 0.6% of capital stock and had set up the reserve required under corporate legislation in the event of ownership of treasury stock.

In 2004, Grupo Ferrovial, S.A. sold 879,796 shares of treasury stock, generating gains of 14,709 thousand euro on these sales.

These variations gave rise to a decrease of 13,352 thousand euro in the Reserve for treasury stock and to an increase of the same amount in Consolidation Reserves.

Reserve for Parent Company shares

Betonial, S.A. owns 123,477 Parent Company shares, representing 0.09% of its capital stock and has set up the mandatory reserve required by corporate legislation in the event of ownership of Parent Company shares. In 2004, Betonial, S.A. sold 74,833 Grupo Ferrovial, S.A. shares, giving rise to net gains of 1,297 thousand euro.

These variations gave rise to a decrease in the Reserve for Parent Company Shares amounting to 1,091 thousand euro and to an increase of the same amount in Consolidation Reserves.

Provision for treasury stock

Also, as described in note 4.m, during the year 2.634 thousand euro were released from the provision for treasury stock that had been recorded the previous year in amount of 2,652.

Revaluation reserve (Royal Decree-law 7/1996)

As permitted by the legislation in force as of 31 December 1996, certain Group companies revalued their tangible fixed assets.

The balance of the revaluation reserve, which amounts to 1,948 thousand euro at the Parent Company, was approved by the tax authorities in 1998 and can now be used, free of tax, as follows:

- To offset prior years' losses
- To increase capital stock
- It can be taken to unrestricted reserves from 31 December 2006, but this balance cannot be distributed until the monetary capital gain has been realised. The gain will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been sold or retired from the accounting records.

Reserves at fully consolidated companies, reserves at companies accounted for by the equity method and translation differences

A breakdown by company and division of reserves at fully consolidated companies and at companies accounted for by the equity method is set out in Annex V.

The main variation in the Other caption refers to the increase in equity due to an exchange of assets between Ferrovial Infraestructuras S.A. and Cintra group amounting to 18,590 thousand euro, as discussed in note 1.b on consolidation changes.

The impact on group shareholders' equity of the exchange rate fluctuations discussed in Note 6 was an increase of 12,672 thousand euro therein (this increase is reflected in the variation in the balance of Translation Differences, which amounted to -68,154 thousand euro in December 2003 and -55,481 thousand euro in December 2004).

Part of the change in translation differences is due to consolidation changes, most notably the 8,395 thousand euro relating to the sale of the company Inversiones Técnicas Aeroportuarias, S.A. There was also a change amounting to 7,373 thousand euro at 407 ETR International Inc. due basically to the change in the stake in that company, as discussed in notes 1.a and 1.b, and to capital refunds by that company.

Set out below is the breakdown by company and business division of translation differences at 31 December 2004 together with a comparison with the previous year (thousand euros):

Companies	31/12/04	31/12/03	Change
FULLY CONSOLIDATED COMPANIES			
Construction			
Budimex, S.A.	1,681	-6,383	8,064
Ferrovial Agromán Internacional Canadá, S.A.	-299	-263	-36
Ferrovial y Agromán Empresa Constructora, Ltda.	7,618	7,094	524
Ferrovial Agromán Chile, S.A.	-863	-683	-180
Ferrovial Agromán Puerto Rico, S.A.	263	369	-106
Delta Ferrovial, Ltd.	-4,224	-4,052	-172
Other	-261	-262	1
Infrastructure			
Autopista Collipulli Temuco	-16,393	-15,369	-1,024
Autopista Temuco Río Bueno	-6,584	-6,097	-487
Cintra Chile, Limitada	-2,882	-3,162	280
Autopista Santiago Talca	-21,042	-19,631	-1,411
407 ETR International Inc.	-1,683	-9,056	7,373
Cintra Aparcamientos, S.A.	-65	284	-349
Autostrada Poludnie, S.A.	-113	-1,142	1,029
Aeropuerto de Bristol	-1,738	-1,661	-77
Other	-2,022	-1,882	-140
Real Estate			
Ferrovial Inmobiliaria Chile Limitada	-4,305	-3,795	-510
Services			
Amey	1,992	2,749	-757
Other	3	3	0
SUBTOTAL FULLY CONSOLIDATED COMPANIES	-50,917	-62,939	12,022
COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD			
Infrastructure			
Inversiones Técnicas Aeroportuarias, S.A.	0	-8,360	8,360
Talca Chillán Sociedad Concesionaria, S.A.	-1,874	-1,818	-56
Sydney Airport Corporation Ltd.	-2,007	5,564	-7,571
Other	-683	-672	-11
Other	0	72	72
SUBTOTAL COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	-4,564	-5,214	650
Total	**-55,481**	**-68,153**	**12,672**

18. Minority interests

This caption in the consolidated balance sheet includes the proportional share in the equity of fully consolidated companies in which shareholders other than the Ferrovial Group have ownership interests.

The detail of the variations in this caption is as follows:

	Thousand euro
Opening balance	**907,567**
Inclusion in the consolidation scope	791
Dividends	-30,351
Income	88,199
Translation differences	5,023
Subscription and capital increases	206,547
Change in percentage of ownership and other	58,890
Closing balance	**1,236,666**

Noteworthy in the Subscription and Capital Increase account is the increase in minority interests as a result of the capital increase at Cintra, S.A. amounting to 132,169 thousand euro, at Inversora Autopista del Sur amounting to 45,593 thousand euro and at Euroscut Norte, S.A. totalling 16,766 thousand euro, and the minority interests balance arising on the incorporation of Autopista Madrid Levante, amounting to 12,020 thousand euro.

The Change in percentage of ownership and other item reflects changes in the minority interests balance due to the flotation of Cintra, S.A., as discussed in note 2.b, the main changes being at Grupo Cintra Aparcamientos, S.A. for 48,962 thousand euro, at 407 ETR international Inc. for 50,722 thousand euro, and at other investees of Cintra, S.A. for –17,646 thousand euro. This item also includes the reduction in minority interests at Autopista del Sol, C.E.S.A. for -18,158 thousand euro due to the additional 10% of this company acquired by Cintra, S.A.

The breakdown of minority interests, by company and line of business, as of 31 December 2004 is as follows:

Thousand euro

Companies	Capital and reserves	Income	Total
FULLY CONSOLIDATED COMPANIES			
Construction			
At Valivala Holdings, B.V. For:			
Budimex, S.A.	48,007	696	48,703
Infrastructure			
At Cintra, Concesiones de Infraestructuras de Transporte, S.A. For:			
Autopista de Toronto, S.L.	41,218	-15,995	25,223
Autopista del Sol, C.E.S.A	26,179	10,337	36,516
Autopista Terrasa Manresa, S.A	22,722	7,548	30,270
Euroscut-Sociedade Concessionaria da Scut do Algarve, S.A.	6,824	4,514	11,338
Euroscut Norte Litoral, S.A.	16,080	0	16,080
Inversora de Autopistas del Sur, S.L.	102,998	-766	102,232
Cintra Chile, Ltda	-6,040	-1,297	-7,337
Inversora de Autopistas de Levante, S.L.	9,569	0	9,569
Autopista Trados 45, S.A.	680	1,503	2,183
Cintra Aparcamientos, S.A.	50,346	800	51,146
At Cintra Chile, Ltda For:			
Autopista Temuco Río Bueno	12,761	3,628	16,389
Autopista Santiago Talca	-5,040	5,024	-16
Autopista Collipulli Temuco	-7,878	1,640	-6,238
At Ferrovial Infraestructuras, S.A. For:			
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	535,560	20,062	555,622
At Toronto Highway B.V. For:			
ETR International Inc.	295,042	45,602	340,644
Real Estate			
At Ferrovial Inmobiliara, S.A. For:			
Nueva Marymontaña, S.A.	655	1,747	2,402
Services			
Cespa, S.A. for its subsidiaries	3,609	178	3,787
COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD			
Infrastructure			
At Cintra, Concesiones de Infraestructuras de Transporte, S.A. For:			
Europistas, C.E.S.A.	161	1,444	1,605
OTHER	-4,986	1,534	-3,452
TOTAL	1,148,467	88,199	1,236,666

Non-group companies with significant holdings in subsidiaries

The companies having ownership interests of 10% or more in the capital stock of the Group companies as at 31 December 2004 were as follows:

Companies	Stake	Shareholder
Infrastructure		
407 International Inc.	16.77%/30%	SNC Lavalin/Macquarie Infraestructure Group
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	37.97%	Listed on Madrid Stock Exchange
Autopista del Sol, C.E.S.A.	15%	Unicaja
Autopista Terrasa Manressa, S.A.	22.33%	Abertis
Autopista Trados-45, S.A.	50%	Abertis
Tidefast Limited	50%	Macquarie Airports (UK) Limited
Autopista Temuco Río Bueno.	25%	Fondo Las Américas
Inversora de Autopistas del Sur, S.L.	10%/10%/10%	E.N.A./Unicaja/Caja Castilla La Mancha
Estacionamientos Alhondiga, S.A.	25%/25%	Construcciones Lauki/Construcciones Bazola
Guadiana Park	25%	Iniciativas Pacenses/BBK
Eurolink Motorway Operation, Ltd.	7%	SIAC
Real Estate		
Habitaria, S.A.	50%	Grupo Lucsick
Nueva Marymontaña, S.A.	44.9%	Edificaciones Calpe S.A.
Setecampos Sociedade Inmobiliaria, S.A.	50%	Caja de Madrid
FLG Omega, B.V.	50%	Donizzeti Offices, B.V.
Malilla 2000	11.25%/11.25%/11.25%/11.25%	Edificios de Valencia, S.A., Cabilga, S.A., Actura, S.L., Maderas Jose María Ferrero Vidal, S.A.

(*Continues*)

(Continuation)

Companies	Stake	Shareholder
Services		
Grupisa Chile	30.77%	Inversiones los Toldos
Empresa Mixta de Almendralejo, S.A.	49%	Ayuntamiento de Almendralejo
Cespa Nadafa Sarl	25%	Abdellatif Bouhout
Ingenieria Ambiental Granadina, S.A.	12.65%	Ayuntamiento de Granada
Tratamientos, Residuos y Energías Valencianas, S.A.	22.5%/22.5%	Naucratis, S.L./ Luis Batalla,S.A.
Ecocat, S.L.	50%	Teris, S.A.
Ecoenergía de Can Mata A.I.E.	25%	Endesa Cogeneración y Renovables, S.A.
EduAction (Waltham Forest) Limited	50%	Waltham Forest Council
Amcroft Limited	33%/33%	CBRE Limited, Arrowcroft Properties Limited
Jubilee Rail Limited	50%	Jarvis plc
Amey Irish Facility Managers Limited	27%/18%/22%	James Buckley, Nora Buckley, John Hensey
Amey Roads (North Lanarkshire) Limited	33%	North Lanarkshire Council
BCN Data Systems Limited	50%	Ben Meters International II LLC
Tube Lines (Holdings) Limited	33%/33%	Jarvis JNP Limited, UIC Transport (JNP) Limited
Tramtrack Croydon Limited	10%/20%/20%/20%/20%	Sir Robert McAlpine Holdings Limited, Prorail Limited, Centrewest Limited, Royal Bank Project Investments Limited, 3i Group plc
AHL Holdings (Manchester) Limited	50%	Laing Roads Limited
AHL Holdings (Wakefield) Limited	50%	Laing Roads Limited
Services Support (Avon & Somerset) Holdings Limited	40%/40%	Equion Limited,Uberior Infrastructure Investments Ltd
Yarls Wood Immigration Limited	50%	GSL Joint Ventures Limited
MNN Holdings Limited	49%	Crown Employee Benefit Trustee Limited, Monique Haavelaar, Richard Gill, Nicholas Lamb, Gillian Anne Kavanagh, Paul Querfurth, Paul Terry and Stephen Webb
Construction		
Constructora Delta Ferrovial Limitada	50%	Delta, S.A.

19. Negative consolidation difference

The main items in this caption are negative consolidation differences arising in the acquisition of Ruta-5 Talca Chillán Sociedad Concesionaria, S.A. amounting to 2,062 thousand euro, in the acquisition of companies by Budimex amounting to 4,223 thousand euro, in the acquisition of Grupo Cespa, S.A. and its subsidiaries amounting to 1,034 thousand euro, and in the acquisition of Sydney airport, amounting to 183 thousand euro.

20. Deferred revenues

The variations in this caption in 2004 were as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Subsidies and other deferred revenues	126,538	4,024	104,210	-6,899	-15,083	-82	227,791
Exchange gains	18,668	0	973	-13,953	15,083	266	5,954
Total	**145,206**	**4,024**	**105,183**	**-20,852**	**0**	**184**	**233,745**

A. Subsidies and other deferred revenues

Subsidies are recognised in income over the useful life or concession period of the subsidised assets or in proportion to the depreciation taken on the subsidised assets.

The changes in consolidation are due to the change of method of consolidating Estacionamientos Guipuzcoanos, S.A. (4,024 thousand euro) from equity-accounting to full consolidation in 2004, as discussed in note 2 on consolidation scope.

Most of the additions in the year were at Eurolink Motorway Operation Ltd. in the amount of a capital subsidy of 75,000 thousand euro received in the year from the concession-granting administration, and the accumulated balance was 120,000 thousand euro. The Cespa Group received two subsidies for an amount of 2,149 thousand euro for the sludge treatment and biogas plants in Murcia.

B. Exchange gains

This account records unrealised gains in the translation to euro of credit and debt balances denominated in foreign currency as a result of the exchange rate fluctuations during the year.

The main retirements in the year were in Construction, particularly at the branches in the Dominican Republic (7,662 thousand euro) and Chile (2,738 thousand euro) and at the branch of Budimex in Germany (2,237 thousand euro) relating to exchange differences realised in the year.

21. Provisions for contingencies and expenses

The detail of the balance of this caption as at 31 December 2004 is as follows:

Thousand euro

	Balance at 31/12/03	Changes in consolidated group	Additions	Retirements	Reclassifications	Effect of exchange rate	Balance at 31/12/04
Reversion fund	70,936	12,443	35,279	-894	0	-204	117,560
Pension provision	90,205	24	19,208	-778	0	-1,179	107,480
Other provisions	262,671	-3	67,310	-67,132	-1,730	100	261,216
Total	**423,812**	**12,464**	**121,797**	**-68,804**	**-1,730**	**-1,283**	**486,256**

Reversion fund

The additions relate to the provisions in the year, mainly by the toll road concession companies, in accordance with the criterion in Note 4.w.2.1.

Pension provision

This provision is recognized in the caption Provision for pensions, as indicated in note 4.p) on the valuation rules applied by the Ferrovial Group for recording Provisions for contingencies and expenses.

The Group companies in which there are obligations relating to Pension Plans are as follows:

- Within the group as a whole, Amey is the company which has the largest pension plans. The companies of the Amey group have thirteen pension plans, eight of which are defined benefit plans and five are defined contribution plans, affecting 8,942 workers. These plans include the defined benefit plan of Tube Lines, which covers a total of 1,845 workers.

  At 31 December 2004, a provision had been recognized amounting to 103,335 thousand euro which records the difference between the present value of the legal or contractual obligations deriving from the pension plan, according to actuarial calculations, and the value of the assets linked to this plan; of the total provision, 16,442 thousand euro relate to the proportional consolidation of Tube Lines.

- As regards the Budimex group, the provision for pensions amounting to 1,465 thousand euro relates to the bonus in the form of anniversary and retirement indemnity bonuses to which a group of 3,108 workers of the Budimex group is entitled.
- The defined contribution plan of Belfast City Airport Ltd. covers a total of 78 workers.
- Bristol International Airport Plc., as indicated in the table below, has a defined contribution plan which covers a group of 29 workers and two defined benefit plans which include 137 workers, relating to both pension supplements and indemnities receivable at the time of retirement.
- The Cespa Group has a defined contribution plan consisting of a number of anniversary and retirement indemnity bonuses to which 13,211 workers are entitled. These are arranged through a fixed annual single premium for the services provided. In 2004, the actuarial depreciation provision amounted to 544 thousand euro (see table).

Thousand euro

Company	Type of plan	Salary increase rate	Discount rate	Projected inflation rate	Impact on results	Provision for pensions
Belfast City Airport Ltd.	Defined contribution	N/A	N/A	N/A	577	-
Bristol Int. Airport Plc.	Defined contribution	N/A	N/A	N/A	-31	-
Bristol Int. Airport Plc.	Defined benefit	3.8%	5.4%	2.8%	-553	2,135
Budimex S.A	Defined benefit	3.5% - 4.5%	5.1% - 6.6%	2.5% - 3.5%	-186	1,465
Grupo Cespa	Defined contribution	N/A	N/A	N/A	-7	544
Amey Plc.	Defined benefit	4% - 4.1%	5.4% - 5.6%	2.5% - 2.6%	-542	103,335
Total					**-742**	**107,480**

Other provisions

The following additions took place during the year:

- Two provisions recorded at Ferrovial Inmobiliaria, S.A. for the loss in the value of the assets inherent to its business in Chile (4,303 thousand euro) and Portugal (4,735 thousand euro), as described in note 30.
- A provision of 29,075 thousand euro by Autopista del Maipo arising from the exchange rate hedging mechanism that the company has arranged with the Chilean Ministry of Public Works in connection with bonds issued by the company in US dollars.

  Under that mechanism, at the time of the bond issuance, a Chilean peso-US dollar exchange rate was set as mid-point of a range within which any variation of over 10% will be covered by the concession company (which is the cause of the provision in 2004).
- Provisions by the Cespa Group amounting to 7,531 thousand euro in connection with the closure and post-closure of several landfills.

The main retirements are as follows:

- An amount of 4,484 thousand euro for release of the provision booked by Autopista Terrasa-Manrèsa in 2003 referring to the dispute with the Administration for a 95% rebate on property tax, on which the final decision was favourable to the company in 2004.
- Release of a provision booked by Grupo Ferrovial in 2002 (the year in which Macquarie Infrastructure Group acquired a stake in Cintra) in relation to Latin American investments by the Infrastructure division, amounting to 50,000 thousand euro, as described in note 30.
- Release of a provision for 8,647 thousand euro at Ferrovial Aeropuertos, S.L. for the company Inversiones Técnicas Aeroportuarias, S.A., which was divested in 2004, as described in note 2.

22. Net cash position

To provide an overall analysis of the Group's indebtedness situation, the following table shows the breakdown by business division of the asset accounts (Cash and cash equivalents) and liability accounts (debentures and short- and long-term payables to credit institutions) reflecting the Group's net cash position. It also contains a breakdown of the net cash position at the Budimex Group (Poland) and the Amey Group (United Kingdom) because of their importance within Ferrovial's international activities.

In this table, the cash position of infrastructure concession companies (toll road, airport and London Underground) is shown separately from that of the other Group companies.

The cash position of each business division includes its loans or financial debt maintained with the others in the Group, which are fully eliminated in consolidation.

	ASSETS		LIABILITIES					
	Intragroup loans	Cash and cash equivalents	Debentures		Payable to credit institutions		Intragroup debt	Adjusted net cash balance
	Long and short term		Long term	Short term	Long term	Short term	Long and short term	
Concession companies (1)		609,939	3,602,894	80,047	2,353,899	135,019		-5,561,921
Other companies	4,889	1,417,696			958,916	316,870	7,819	138,981
Corporation	1,066,184	98,744			400,000	203,862	1,169,758	-608,692
Construction	1,169,191	648,513			14,902	20,217	121	1,782,465
Construction excl. Budimex (2)	1,169,191	557,282			11,987	12,368	121	1,701,998
Budimex Group		91,231			2,915	7,849		80,467
Infrastructure	9,219	574,206			114,808	33,186	14,500	420,932
Real Estate	655	25,881			348,346	28,618	379,570	-729,999
Services	961	70,294			80,860	30,987	656,095	-696,686
Services excl, Amey	961	35,475			33,256	30,987	656,095	-683,902
Amey, Plc		34,819			47,604	-		-12,784
Telecommunications		58					29,096	-29,038
Adjustments	-2,241,321						-2,241,321	
Group total	4,889	2,027,635	3,602,894	80,047	3,312,815	451,889	7,819	-5,422,939

1. The net cash position of concession companies includes the contract for the upkeep of Tube Lines in which Amey, Plc. has an ownership interest.
2. The balance of Construction excluding Budimex includes the finance tied to Boremer's project to build and operate a sludge drying and cogeneration facility at the Madrid South sewage plant, amounting to 7,382 thousand euro at long term and 769 thousand euro at short term. That company has 1,453 thousand euro in cash and cash equivalents.

The variations in the net cash position between 2003 and 2004 were as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Concession companies	-5,561,921	-4,929,569	-632,352
Other companies	138,981	-590,483	729,464
Corporation	-608,692	-697,355	88,663
Construction	1,782,464	1,617,689	164,775
Infrastructure	420,932	34,715	386,217
Real Estate	-729,999	-708,081	-21,918
Services	-696,686	-807,855	111,169
Telecommunications	-29,038	-29,596	558
Total	**-5,422,939**	**-5,520,053**	**97,114**

The change in the net cash position with respect to 2003 is explained in note 35, through the cash-flow statement.

Cash and cash equivalents

This caption records short-term investments, which basically include investments in government debt securities and euro and foreign currency deposits and cash balances and balances with financial institutions, as well as balances at concession companies, which are normally subject to restrictions.

Set out below is a detailed analysis of cash and cash equivalent balances in the concession companies:

	Balance at 31/12/04			Balance at 31/12/03			
	Cash and cash equivalents			Cash and cash equivalents			
Company	**Cash equivalents**	**Cash**	**TOTAL**	**Cash equivalents**	**Cash**	**TOTAL**	**Change**
Concession companies							
Autopista Collipulli Temuco	22,921	447	23,368	22,556	581	23,137	231
Autopista Temuco Río Bueno	20,566	638	21,204	13,526	287	13,813	-7,391
Autopista Santiago Talca, S.A	116,830	924	117,754	74,553	824	75,377	42,377
407 ETR International Inc.		75,451	75,451		40,785	40,785	34,666
Autopista del Sol, C.E.S.A.	41,504	1,983	43,487	33,000	3,443	36,443	7,044
Autopista Terrasa-Manresa, S.A.		182	182		285	285	-103
Autopista Trados M-45, S.A.	4,620	2,226	6,846	7,650	1,501	9,151	-2,305
Autopista Madrid-Sur (a)		7,777	7,777		4,345	4,345	3,432
Autopista Madrid-Levante (b)		9,234	9,234				9,234
Euroscut Norte Litoral, S.A.	21,191	1,796	22,987	11,901	2,622	14,523	8,464
Algarve internacional, B.V.		1,317	1,317	27,957	1,092	29,049	-27,723
Euroscut Algarve, S.A.	25,509	11,186	36,695				36,695
Eurolink Motorway	20,500	696	21,196		24,046	24,046	-2,850
Aeropuerto Cerro Moreno	632	38	670	304	92	396	-274
Bristol International Airport, P.L.C. (c)		4,056	4,056		5,281	5,281	-1,225
Aeropuertos de Belfast		18,762	18,762	2	18,895	18,897	-135
Tube Lines	198,893		198,893	125,427		125,427	73,466
Other		60	60				60
Total	**473,166**	**136,773**	**609,939**	**316,876**	**104,079**	**420,955**	**188,984**

a) Includes the balances of Inversora de Autopistas del Sur, S.L.

b) Includes the balances of Inversora de Autopistas de Levante.

c) Includes the balances of Tidefast, Ltd. and Bristol Airport.

The most significant changes were as follows:

- Tube Lines increased its cash and cash equivalents balance with respect to 2003 due to additional restricted cash which the company must retain due to the new bond issue discussed below.
- The balance of cash and cash equivalents at Santiago Talca and 407 International Inc. increased due to the obligation to keep a reserve fund as collateral for new bonds issued in 2004.

Set out below is a detailed analysis of cash and cash equivalent balances at the other companies:

	Cash at banks	Cash	Short-term deposits	Other short-term loans	TOTAL
Corporation	1,451	223	97,047	23	98,744
Construction	172,021	374	472,692	3,425	648,512
Construction excluding Budimex (*)	89,216	374	464,266	3,425	557,281
Budimex Group	82,805		8,426		91,231
Infrastructure	10,654	2,365	560,672	514	574,205
Real Estate	14,930	50	10,844	57	25,881
Services	55,980	64	2,806	11,444	70,294
Services excluding Amey	21,161	64	2,806	11,444	35,475
Amey	34,819				34,819
Telecommunications	58				58
Total	255,094	3,076	1,144,062	15,463	1,417,696

(*) The balance of Construction excluding Budimex contains the cash and cash equivalents balance at Boremer: 528 thousand in cash at banks and 925 thousand euro in short-term deposits.

Payable to credit institutions

Set out below is a detailed analysis of the development of amounts owed to credit institutions and the main conditions applicable to the same, separating the amount owed by concession companies from that owed by other companies.

Concession companies

Thousand euro

	Balance at 31/12/04			Balance at 31/12/03			
Company	Long term	Short term	TOTAL	Long term	Short term	TOTAL	Change
Concession companies							
Autopista Collipulli Temuco		5,622	5,622		5,551	5,551	71
Autopista Temuco Río Bueno	25,096	2,218	127,314	124,857	2,474	127,331	-17
407 ETR International Inc.	-		-	26,536		26,536	-26,536
Autopista del Sol, C.E.S.A.	486,822	388	487,210	486,825	1,975	488,800	-1,590
Autopista Terrasa-Manresa, S.A.	219,333	64,610	283,943	196,661	83,826	280,487	3,456
Autopista Trados M-45, S.A.	73,943	2,142	76,085	75,979	3,202	79,181	-3,096
Autopista Madrid- Sur (a)	436,575	18,221	454,796	402,369	2,102	404,471	50,325
Autopista Madrid Levante (b)	62,750	804	63,554				63,554
Euroscut Norte Litoral, S.A.	130,000	12,067	142,067	1,736	79	1,815	140,252
Algarve International, B.V	130,000	702	130,072	130,000		130,000	702
Euroscut Algarve, S.A.		10,153	10,153				10,153
Eurolink Motorway	124,500		124,500	85,500		85,500	39,000
Aeropuerto Cerro Moreno	2,753	796	3,549	3,488	596	4,084	-535
Bristol International Airport, P.L.C. (c)	140,950		140,950	140,368		140,368	582
Aeropuertos de Belfast	52,444	1,704	54,148	52,877	6	52,883	1,265
Tube Lines	368,733	15,592	384,325	361,997	9,776	371,773	12,552
Total	2,353,899	135,019	2,732,189	2,089,780	109,587	2,198,780	290,138

a) Includes the balances of Inversora de Autopistas del Sur, S.L.

b) Includes the balances of Inversora de Autopistas de Levante.

c) Includes the balances of Tidefast, Ltd. and Bristol Airport

The main variations are due to the following:

- Cancellation of 407 ETR's bank debt due to refinancing, with long-term bonds, of the credit line it had open for new investments.
- Increase in debt at toll roads that were under construction in 2004: Euroscut Norte Litoral, S.A., Autopista Madrid-Sur, Eurolink Motorway and Autopista Madrid Levante (recently created).
- The balance of debt at Tubelines as at 31 December 2004 is due to three items:
  - Equity bridge loan amounting to 67,963 thousand euro.
  - Financial lease debts to financial institutions amounting to 156,459 thousand euro.
  - A loan granted in 2004 by the European Investment Bank amounting to 141,309 thousand euro.

The Senior and Mezzanine debt at Tube Lines was replaced by bonds and debentures issued as detailed below under Issuance of Debentures and Bonds.

This type of loan, which is generally guaranteed solely by the project cash flow, is normally hedged in order to cover interest rate fluctuations on at least part of the finance.

The hedges at 31 December 2004 in connection with this type of finance were as follows:

- As at 31 December 2004, Autopista Terrasa-Manresa, S.A. had interest rate swap contracts to hedge the interest rate risk on 44.72% of its debt which ensured rates of between 2.94% and 5%.
- Autopista del Sol, C.E.S.A. had arranged interest rate swaps to hedge 35.95% of the total debt of at a fixed interest rate of between 3.04% and 5.1%.
- In 2004, Norte Litoral signed an interest rate hedge contract which covers 75% of the Facilities Agreement at a fixed interest of 3.65%.
- Inversora del Sur hedged 100% of the interest rate for Tranche A and the EIB tranche (456,600 thousand euro) at a rate of 3.83% and Tranche B at 4.18%.
- Inversora Autopistas de Levante has an interest rate hedge for its entire debt at a rate of 4.39%.
- Eurolink Motorway has partial interest rate hedge contracts at different terms that ensure a range of between 3.44% and 5.39%.
- Tidefast Airport has hedged 120,000 pounds sterling, equivalent to 169,587 thousand euro. This hedge expires in 2006.
- Tube Lines Limited Holdings has interest rate swaps at a fixed rate of 7.28% on an amount of 254,381 thousand euro maturing in March 2010.

The collateral provided for the debt at concession companies at 31 December 2004 is as follows:

- Concerning the equity bridge loan of Eurolink Motorway, Cintra, S.A., has granted guarantees amounting to 39,525 thousand euro which relates to the proportional part attributable to Cintra, S.A. of the equity bridge loan drawn on the basis of the ownership percentage in the company.
- For the financing of Tube Lines, Grupo Ferrovial, S.A. has provided guarantees arranged through letters of credit amounting to 84,144 thousand euro related to the equity bridge loan for an amount of 67,963 thousand euro mentioned above in the section on amounts payable to credit institutions by concession companies.

This financing sometimes requires the concession companies to create pledges on various concession assets.

Payable to credit institutions by other companies

Thousand euro

	Balance at 31/12/04			Balance at 31/12/03			
	Long term	Short term	TOTAL	Long term	Short term	TOTAL	Change
Other companies							
Construction	14,903	20,217	35,120	16,696	52,530	69,226	-34,106
Construction excl. Budimex	11,987	12,367	26,967				
Budimex Group	2,915	7,849	8,151				
Infrastructure	114,807	33,186	147,993	39,947	21,443	61,390	86,603
Real Estate	348,346	28,618	376,964	334,346	36,403	370,749	6,215
Services	80,860	30,987	111,847	52,891	215,402	268,293	-156,446
Corporation	400,000	203,862	603,862	2	489,451	489,453	114,409
Total	**958,916**	**316,870**	**1,275,784**	**443,882**	**815,229**	**1,259,111**	**16,673**

The most significant variations in this heading are as follows:

- Services:

The short-term debt in Services contains the reduction due basically to the maturity in July of the short-term debt at Amey, Plc. amounting to 148,116 thousand euro.

- Infrastructure

The main increase is due to financing with bank debt the outstanding amount payable by Cintra Chile for 40% of the shares of the company which owns Autopista del Maipo, amounting to 73,204 thousand euro (see note 23).

- Corporation

In 2004, Grupo Ferrovial, S.A. obtained a syndicated loan for the amount of 600,000 thousand euro. That loan replaced a bridge loan for the same amount obtained in 2003 against which it had drawn 488,000 thousand euro at that date for use in financing acquisitions in the Services division in 2004. Of the loan principal, 400,000 thousand euro mature in 2009 and the remainder in 2005, accruing interest at Euribor plus a spread, and the company has not granted any real rights as collateral.

With respect to the other companies' accounts payable to credit institutions, the limits and the amounts drawn down of credit facilities and mortgage loans as of 31 December 2004 is as follows:

Thousand euro

	Limit	Drawn down	Undrawn
Credit facilities			
Maturing at short term	990,380	383,200	607,180
Maturing at long term	874,630	512,600	363,030
Total	**1,865,010**	**895,800**	**969,210**
Mortgage loans	488,570	352,000	136,570
Financial lease contracts		18,600	
Other debt		9,384	
Total	**2,353,580**	**1,275,784**	**1,105,780**

Obligations of concession companies

The following table shows the variation with respect to December 2003 in financial debt due to the issuance of debentures; it refers exclusively to concession companies:

Thousand euro

	Balance at 31/12/04			Balance at 31/12/03			
COMPANY	Long term	Short term	TOTAL	Long term	Short term	TOTAL	Change
Concession companies	3,602,894	80,047	3,682,941	3,084,442	67,302	3,151,744	531,197
Autopista Collipulli Temuco.	165,092	12,317	177,409	163,292	12,199	175,491	1,918
407 ETR International Inc.	2,623,035	38,362	2,661,397	2,323,990	165,496	2,489,486	171,911
Algarve Internacional, B.V.	126,500		126,500	126,500		126,500	-
Autopista Santiago Talca.	444,996	29,368	474,364	335,529	24,738	360,267	114,097
Tube Lines	243,271		243,271				243,271
Total	**3,602,894**	**80,047**	**3,682,941**	**2,949,311**	**202,433**	**3,151,744**	**531,197**

The variations arose for the following reasons:

- The variation in the balance of outstanding bonds and other marketable securities at 407 ETR is due basically to new issues of bonds to replace bonds that matured in the year and bank debt at that company.
- The increase in debt at Santiago Talca is due to the issuance of a new bond in UF, maturing in 2025, for an amount of 139,710 thousand euro at 4.85%, which was used basically to finance additional work undertaken as consideration for the contract signed early in the year under which the concession term was made variable until the concession company attained certain levels of return.
- In 2004, Tube Lines completed refinancing in which it replaced part of its bank debt (senior and mezzanine debt) with long-term bonds and debenture while increasing the available credit and reducing the cost of funding. The balance in the foregoing table, 243,271 thousand euro, is the amount drawn at 31 December 2004. Part of the bonds were issued at fixed rate and part at floating rates. At the same time, Tube Lines arranged interest rate hedges until 2010 to cover fluctuations in refinancing the floating rate bonds.

Intragroup loans and debt

The cash position of each business division includes its loans or financial debt with the others in the Group. Annex VI presents a detail by business division.

23. Long-term non-financial debt

Long-term non-financial debts are analysed below:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Other long-term creditors	100.000	176.507	-76.507
Deferred corporate income tax	421.214	271.306	149.908
Uncalled capital payments payable	7.500	6.613	887
Notes payable	49.885	74.320	-24.435
Total	**578.599**	**528.746**	**49.853**

The Other long-term creditors item includes long-term payables for fixed asset totalling 25,487 thousand euro, most notably the maturity of a payment deferred via bank debt for the amount payable by Cintra Chile for 40% of the shares of the company that owns Autopista del Maipo (73,204 thousand euro). This item also includes subsidised long-term loans, i.e. the participation loan from the State to Autopista del Sol for the construction of the Estepona-Guadiaro road, amounting to 68,705 thousand euro at 31 December 2004.

The Deferred corporate income tax item had a balance of 421,214 thousand euro at year-end, mainly due to homogenisation at toll road companies. The changes in this item in 2004 relate to the deferred corporate income tax arising in the reorganisation prior to the Cintra, S.A. flotation, amounting to 77,830 thousand euro, and that resulting from homogenisation within the concession business, amounting to 69,149 thousand euro.

The main balances under Debts represented by bills payable at long-term are in the Real Estate division amounting to 49,788 thousand euro mainly relating to the purchase of land; this deferral does not incur interest.

The main amount in the Uncalled capital payments payable account relates to the Construction division for its stake in the company owning the concession to the Barcelona Courthouse Complex (6,419 thousand euro).

24. Other short-term debt

The detail of the other nonfinancial current liabilities is as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Payable to associated companies	97,449	45,174	52,275
Trade accounts payable	3,241,753	3,152,694	89,059
Other nontrade payables	621,854	610,863	10,991
Deferred corporate income tax	70,083	66,914	3,169
Accrual adjustments	47,853	34,672	13,181
Total	4,078,992	3,910,317	168,675

The Other Nontrade Payables account includes taxes payable, with a balance of 448,075 thousand euro as at 31 December 2004, of which 70,083 thousand euro are deferred corporate income tax.

The detail of the Trade Accounts Payable by business is as follows:

Thousand euro

	Balance at 31/12/04	Balance at 31/12/03	Change
Trade accounts payable	3,241,753	3,152,694	89,059
Construction	2,149,687	1,990,407	159,280
Infrastructure	121,134	84,182	36,952
Real Estate	366,565	378,617	-12,052
Services	508,527	554,868	-46,341
Other	95,840	144,620	-48,780

The Trade accounts payable account includes 735,566 thousand euro of Customer advances of which 496,502 thousand euro relate to Construction and 132,320 thousand euro to Real Estate, mainly deferred payments for land purchases, which bear interest.

25. Tax matters

The Ferrovial Group has been filing consolidated tax returns since 1993. The companies indicated in Annex V are taxed under the consolidated taxation system along with Grupo Ferrovial, S.A. (parent company). Cintra, S.A. and Autopistas del Sur, S.L. are the parent companies of their own tax consolidation groups.

The reconciliation of the consolidated income for the year per books to the taxable income for corporate income tax purposes is as follows:

			Thousand euro
	Increase	Decrease	Total
Consolidated income for the year per books before taxes			912,232
Permanent differences:			
At individual companies (Spain)	52,619	-1,172	51,447
At individual companies (other countries)	14,901	-1,350	13,551
Consolidation adjustments		-122,675	-122,675
Timing differences:			
Arising in the year	111,289	-458,574	-347,285
Arising in previous years	27,595	-15,029	12,566
Prior years' tax loss carryforwards			-7,256
Taxable income			512,580

The corporate income tax expense is calculated at the rates in force in each country: Spain 35%, Portugal 27.5%, Canada 36.12%, Chile 17%, Poland 19% and the United Kingdom 30%. In accordance with International Accounting Standards and standard practice in Spain, provision is also made for the tax deriving from the repatriation of profits generated abroad provided that such repatriation is expected to take place within a reasonable future period.

The corporate income tax expense recorded by the Ferrovial Group in 2004 amounted to 267,193 thousand euro, which represents a tax rate of 29.28%. The tax rate in prior years amounted to 25.92% in 2003 and 30.29% in 2002.

The tax rate for the year is lower than the general Spanish corporate income tax rate (35%) mainly due to the following:

1. The Group recorded an extraordinary gain of 245.6 million euro for the flotation of Cintra, S.A. which led to a deferred tax liability of 77.8 million euro, i.e. a tax rate of 28%, which is lower than the general rate since part of the gain was obtained in other countries and was, therefore, tax-exempt. The Group also recorded a revenue item amounting to 17.4 million euro as a result of regularising deferred tax recorded in 2002.

2. The Group recorded as revenue the release of provisions recorded to cover the potential loss in value of investments in Latin America, which had originally been treated as a permanent difference and, therefore, had not generated a tax expense.

3. The Ferrovial Group owns 49% of several Economic Interest Groupings which have availed themselves of the special tax regime envisaged in Additional Provision Fifteen of the Corporate Income Tax Law. These entities have generated tax losses which reduced the corporate income tax expense recorded in the Ferrovial Group in 2004 by 2.7 million euro. This investment is classified as a financial transaction and the estimated net result on the same is recorded on a straight-line basis over the term of the transaction.

The period corporate income tax expense includes the positive impact (which also affects the tax rate) of tax credits (11.7 million euro), lower tax rates in certain countries (Chile and Portugal) where the Group obtains earnings (11.9 million euro), and the regularisation of the 2003 corporate income tax expense, leading to a revenue of 5.7 million euro.

Permanent differences mainly relate to expenses and provisions deemed not deductible for tax purposes, and consolidation adjustments.

The variations in prepaid and deferred tax in the year were as follows:

	Prepaid tax	Deferred tax
Balance at 31.12.03	92,021	338,219
Regularisation of previous year's tax	1,545	2,234
Prepaid tax	38,951	
Deferred tax		160,501
Reversal of prepaid tax	-5,260	
Reversal of deferred tax		-9,658
Balance at 31.12.04	127,257	491,296

Deferred taxes are recorded taking into account the tax rate envisaged at the time they are expected to be realised in accordance with tax legislation in force at year-end, and they relate basically to the tax effect of homogenizing the results of toll road concession companies in other countries.

The Group booked as prepaid taxes basically the tax credit as a result of losses at companies domiciled outside Spain which turn into profit upon application of standardised accounting criteria, and timing differences that arise due to the difference between accounting and tax criteria for the recognition of earnings at joint ventures.

The detail of unused tax losses, rebates and deductions is as follows:

- Certain companies in the consolidated tax group have tax losses available for carryforward amounting to 34,275 thousand euro. The detail of these tax losses is as follows:

Year	Thousand euro
1992	6
1993	49
1994	212
1995	62
1996	16
1997	63
1998	11,675
1999	10,374
2000	153
2001	2,676
2002	3,155
2003	1,421
2004	4,413
Total	**34,275**

The tax losses corresponding to toll road companies outside Spain whose results are homogenized for accounting purposes are logically not included in the above; they amount to 105,377 thousand euro.

- The tax groups have generated tax losses available for carryforward amounting to 76,551 thousand euro. The detail of these tax losses is as follows:

Year	Thousand euro
2002	33,435
2003	15,843
2004	27,273
Total	**76,551**

Additionally, the Group has unused investment tax credits and other tax deductions amounting to 99,745 thousand euro.

The Group only records unused tax losses, credits and deductions if a reasonable projection of the performance of the company that earned them indicates that they may be used in the future.

In June 2003, the companies included in the consolidated tax group were notified of the commencement of inspection proceedings for the years 1998 to 2001. Depending on the approach adopted by the tax authorities with respect to the years open to inspection, contingent tax liabilities may arise which cannot be objectively quantified . However, the parent company's directors consider that the liabilities arising in this connection will not be material.

26. Contingent liabilities

The companies' contingent liabilities include those normally encountered at construction companies for the performance and completion of contracts entered into by the companies themselves or by the joint ventures in which they participate.

As of 31 December 2004, the companies had provided guarantees totalling 2,849,891 thousand euro, most of which related to guarantees required for the award of construction contracts.

The table below sets out a breakdown of the guarantees provided by business division together with a comparison with the previous year (in thousand euro):

	2004	2003
Construction	1,824,587	1,354,385
Infrastructure	311,086	270,755
Real Estate	426,603	594,770
Services	199,286	144,811
Other	88,329	103,928
Total	**2,849,891**	**2,468,649**

In the Construction division, all the guarantees relate to the normal liability of construction companies for the performance and completion of work contracts entered into by the companies themselves or by the joint ventures in which they participate.

In the Infrastructure division, the guarantees mainly relate to those submitted for bidding, payment of rights and compliance with other obligations.

In the Real Estate division, the guarantees are either technical, arising from contracts for the construction and sale of developments, guarantee and amounts prepaid by customers, amounting to 266,267 thousand euro, and financial, amounting to 160,336 thousand euro, mainly for deferrals on land purchases, which are detailed in notes 23 and 24.

In the Services division, the guarantees mostly relate to those submitted to public bodies and private customers in order to ensure the successful completion of the urban cleaning work and contracts.

In other divisions, guarantees are mainly those provided by Grupo Ferrovial, S.A. to Tube Lines, as discussed in note 22 on the net cash position.

Also, the companies are the defendants in certain legal proceedings. The directors consider that the possible effect of these matters on the accompanying consolidated financial statements would in no case be material.

Notably, Cintra, S.A. has a number of legal disputes with the Province of Ontario in relation to 407 ETR, as described in subsequent events (note 42).

27. Revenues

The breakdown, by line of business, of net sales in 2004 and the variations therein with respect to the previous year are as follows:

Thousand euro

	2004	2003	Change %
Construction	3,583,017	3,601,250	-0.51%
Spain	2,628,883	2,702,843	-2.74%
Civil engineering	1,222,950	1,382,510	-11.54%
Residential building	790,514	677,948	16.60%
Nonresidential building	615,419	642,385	-4.20%
Other countries	366,492	326,895	12.11%
Budimex Group	489,265	478,329	2.29%
Industrial	98,378	93,183	5.58%
Infrastructure	614,033	523,580	17.28%
Real Estate	768,140	728,656	5.42%
Services	2,458,700	1,358,063	81.04%
Other	46,99	38,9248	20.74%
Elimination of intragroup transactions	-202,639	-224,574	-9.77%
Total	7,268,249	6,025,899	20.62%

In 2004, sales increased in all business divisions, except for Construction, where a decline in domestic business was offset by growth in other countries.

The increase in Services was due primarily to full-year consolidation of revenues at the Amey Group (1,382,867 thousand euro, of which 388,655 thousand euro are at Tube Lines) and the Cespa Group (701,288 thousand euro), whereas in 2003 only the revenues since consolidation of those companies were included (seven and three months, respectively).

The largest increase in revenues in the Infrastructure division was in the toll road business due to higher traffic on 407 ETR, Autopista del Sol and Autopista Terrasa-Manresa and to the entry into service of Euroscut Algarve and Autopista Madrid Sur.

The detail of billings by division and by the main countries in which the Ferrovial Group carries on its activities is as follows (figures in thousand euro):

	Spain	Poland	Chile	Canada	Portugal	UK	Other	Total
Construction	2,729,362	498,505	82,111	6	151,987		121,046	3,583,017
Infrastructure	207,392		78,257	237,172	32,995	57,915	302	614,033
Real Estate	737,791		6,103		24,246			768,140
Services	1,057,557				18,276	1,382,867		2,458,700
Other	-155,641							-155,641
Total	4,576,461	498,505	166,471	237,178	227,504	1,440,782	121,348	7,268,249

The revenues recorded in each of the countries relate basically to transactions carried out in local currency. Of the total billings, 66.0% are in euro.

Backlog

As at 31 December 2004, the total Group's construction backlog amounted to approximately 6,721,173 thousand euro.

The detail of the construction backlog and of the variations therein with respect to the previous year are as follows:

ACTIVITY	2004	2003	Change	Change %
Construction in Spain	4,359,513	4,154,931	204,582	4.92%
Civil engineering	2,530,793	2,235,106	295,687	13.23%
Residential building	1,059,327	982,903	76,424	7.78%
Nonresidential building	769,393	936,922	-167,529	-17.88%
Construction in other countries	1,066,907	856,435	210,472	24.58%
Civil engineering	898,599	758,730	139,869	18.43%
Residential building	21,548	31,579	-10,031	-31.76%
Nonresidential building	146,760	66,126	80,634	121.94%
Industrial construction	677,555	687,500	-9,945	-1.45%
Construction	174,737	165,700	9,037	5.45%
Maintenance	502,818	521,800	-18,982	-3.64%
Budimex	617,198	406,866	210,332	51.70%
Total	**6,721,173**	**6,105,732**	**615,441**	**10.08%**

28. Operating income

The variations in Operating Income and Operating Margin, by business division, and those of the Budimex Group (Poland) and Amey Group (United Kingdom), because of their importance within Ferrovial's international business, are as follows:

Thousand euro

	2004		2003		Change %
	Income	Margin	Income	Margin	
Construction	169,548	4.73%	167,938	4.66%	0.96%
Budimex	-3,538	-0.72%	2,451	0.51%	-244.37%
Construction excluding Budimex (*)	173,086	5.59%	165,487	5.30%	4.59%
Infrastructure	290,103	47.25%	245,405	46.87%	18.21%
Real Estate	146,017	19.01%	132,691	18.21%	10.04%
Services	161,386	6.56%	71,240	5.25%	126.54%
Amey	74,795	5.41%	35,034	4.38%	113.49%
Services excluding Amey	86,591	8.05%	36,206	6.49%	139.16%
Corporation and Other	-1,302	-2.77%	-2,408	-3,664.65%	-45.93%
Total operating income	765,752	10.54%	614,866	10.20%	24.54%

(*) Includes operating income from Boremer, S.A., amounting to 1,134 thousand euro in 2004, with an operating margin of 14.36%.

The operating margin in the Services division varied in 2004 due mainly to the full-year consolidation of Cespa, S.A. and Amey, Plc. since in 2003 they were consolidated for three and seven months, respectively. The variations in operating income and operating margin by business are discussed in detail in the accompanying Management Report.

The detail of operating income by division and by the main countries in which the Ferrovial Group operates is as follows (figures in thousand euro):

	Spain	Poland	Chile	Canada	Portugal	UK	Other	Total
Construction	139,777	-7,637	9,861	-208	17,367		10,387	169,548
Infrastructure	70,958		41,954	142,387	19,407	15,778	-381	290,102
Real Estate	141,993		-793		4,868		-50	146,017
Services	86,181				411	74,795		161,386
Other	-1,302							-1,302
Total	**437,607**	**-7,637**	**51,022**	**142,180**	**42,052**	**90,573**	**9,956**	**765,752**

The operating income recorded in each of the countries relates basically to transactions carried out in local currency. Of the operating income, 63.0% is in euro.

Gross operating income (before depreciation and variations in provisions) by business division in 2004 compared with 2003, together with that of the Budimex Group (Poland) and the Amey Group (United Kingdom) because of their importance within Ferrovial's international activities, is set out below:

Thousand euro

	2004	2003	Change
Construction	292,558	323,173	-30,615
Budimex	34,963	14,685	20,278
Construction excluding Budimex (*)	257,596	308,488	-50,893
Infrastructure	381,436	316,679	64,756
Real Estate	150,760	136,629	14,131
Services	242,688	109,840	132,849
Amey	99,699	53,618	46,081
Services excluding Amey	142,990	56,222	86,767
Corporation and Other	1,506	-521	2,027
Total gross operating income	**1,068,949**	**885,800**	**183,149**

(*) Includes gross operating income contributed by Boremer, S.A. amounting to 1,730 thousand euro in 2004.

29. Financial result

The following table shows the detail of financial income, distinguishing between concession companies and other companies:

Thousand euro

	2004	2003	Change %
Financial result of concession companies	-73,653	-49,380	49.16%
Financial result of other companies	-9,576	-22,416	-57.28%
Construction	61,075	41,342	47.73%
Infrastructure	-1,150	-4,708	-75.57%
Real Estate	-30,743	-38,468	-20.08%
Services	-26,020	-17,513	48.58%
Other	-12,738	-3,069	315.05%
Total	**-83,229**	**-71,796**	**15.92%**

The following table shows the detail and variation of financial revenues and expenses:

Thousand euro

	2004	2003	Change %
Interest revenues from investments	86,864	42,815	102.88%
Concession companies	71,459	22,842	212.84%
Other companies	15,405	19,973	-22.87%
Other financial revenues	53,201	33,371	59.42%
Total financial revenues	**140,065**	**76,186**	**83.85%**
Interest expenses on financing	184,206	103,145	78.59%
Concession companies	145,111	72,222	100.92%
Other companiess	39,095	30,923	26.43%
Other financial expenses	39,088	44,837	-12.82%
Total financial expenses	**223,294**	**147,982**	**50.89%**
Total financial result	**-83,229**	**-71,796**	**15.92%**

With respect to the financial result from concessions, the following table shows the detail by concession company. The table indicates which part of financial result is capitalised in the toll roads in the construction phase and which part is capitalised in the toll roads in operation pursuant to the Ministerial Order dated 10 December 1998 (see Notes 4.w.2.1. and 12).

	Financial revenues and expenses capitalised following construction in Deferred expenses	Financial income and expense capitalised during construction in Fixed Assets	Financial revenues and expenses in P&L	Accrued financial revenues and expenses
Financial income of concession companies				
407 ETR International Inc.	-159,161		-24,546	-183,707
Autopista del Sol, S.A.	-14,855		-2,675	-17,530
Autopista Terrasa-Manresa, S.A.	-8,465		-1,270	-9,735
Autopista Trados M-45, S.A.	-932		-1,356	-2,288
Autopista R-4 Madrid Sur, C.E.S.A.	-20,140	-6,167	-521	-26,828
Autopista Temuco Río Bueno	-5,700		-1,296	-6,996
Autopista Collipulli Temuco	-14,797		-2,099	-16,896
Autopista Santiago Talca	-20,424	-12,362	-7,389	-40,175
Euroscut Norte Litoral, S.A.		-6,811		-6,811
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	-10,135		-5,736	-15,871
Aeropuerto de Cerro Moreno Soc. Concesionaria, S.A.			-156	-156
Aeropuerto de Bristol			-11,203	-11,203
Aeropuerto de Belfast			-2,847	-2,847
Inversora de Autopistas de Levante, S.L.		-193	-1,254	-1,447
Algarve Internacional BV			-657	-657
Eurolink Motorway		-5,910		-5,910
Tube Lines			-11,778	-11,778
Other			-184	-184
Total	**-254,609**	**-31,443**	**-73,653**	**-359,705**

The table below sets out the detail of financial income at Other Companies, distinguishing pure interest income / expenses relating to debts and other items which make up financial income:

Thousand euro

	2004	2003	Change %
Interest result	-23,690	-10,950	116.35%
Total other financial income/loss	14,113	-11,466	-223.09%
Default interest and other expenses charged to customers	26,139	12,120	115.66%
Prompt payment discount on purchases	4,879	3,925	24.31%
Exchange differences	9,871	-1,568	-729.53%
Mortgage expenses	-5,682	-9,263	-38.67%
Expenses of deferred payment for land	-4,840	-4,681	3.40%
Deposits	-6,464	-5,524	17.03%
Other	-9,790	-6,476	51.17%
Total	**-9,577**	**-22,416**	**-57.28%**

30. Extraordinary result

The main component of extraordinary income is related to the flotation of Cintra, S.A., which can be broken down into three items:

- One: an increase in equity at consolidated level due to the difference between the book value of the assets received (fundamentally the cash received for the sale of own shares and the capital increase at Cintra, S.A.) and the book value of the assets in which the group reduced its stake, which amounted to 245,710 thousand euro.
- Two: the expenses associated with that transaction, which amounted to 22,181 thousand euro and were borne by Cintra, S.A.
- Three: the release of a provision booked by Grupo Ferrovial in 2002 (the year in which Macquarie Infrastructure Group acquired a stake in Cintra, S.A.) in relation to Latin American investments by the Infrastructure division, amounting to 50,000 thousand euro.

The net impact on the income statement of those three items was 212,833 thousand euro, net of taxes and minority interests.

In addition to that extraordinary result, the following impacts are noteworthy in 2004:

Services:

- Capital gain on the sale of the integrated management of water business, amounting to 35,348 thousand euro, net of the associated expenses.
- Capital loss due to impairment of the goodwill at Novipav, a company engaging in infrastructure maintenance in Portugal (12,593 thousand euro).
- Extraordinary loss due to impairment of long-standing customer receivables at Cespa (6,178 thousand euro).

Real Estate:

- Impairment of the value of assets in Portugal and Chile (12,556 thousand euro).

Corporation:

- Gain on the sale of treasury stock (16,006 thousand euro).

31. Income before taxes

The detail, by business division, of Income Before Taxes and of the variations therein is as follows:

Thousand euro

	2004		2003		Change %
	Income	Margin	Income	Margin	
Construction	224,663	6.27%	216,623	6.02%	3.71%
Infrastructure	498,522	81.19%	265,963	50.80%	87.44%
Real Estate	102,282	13.32%	92,923	12.75%	10.07%
Services	85,196	3.47%	17,956	1.32%	374.47%
Other and adjustments	1,569		12,640		
Total	**912,232**	**12.55%**	**606,105**	**10.06%**	**50.51%**

32. Net income

The detail, by business division, of Net Income and of the variations therein is as follows:

Thousand euro

	2004		2003		Change %
	Income	Margin	Income	Margin	
Construction	145,742	4.07%	138,551	3.85%	5.19%
Infrastructure	288,780	47.03%	115,894	22.13%	149.18%
Real Estate	66,739	8.69%	62,549	8.58%	6.70%
Services	58,661	2.39%	9,602	0.71%	510.93%
Other and adjustments	-3,081		13,988		
Total net income	**556,841**	**7.66%**	**340,584**	**5.65%**	**63.50%**

33. Cash flow

This cash flow statement consists of a first table which explains the changes in the Group's net cash position, excluding that of Infrastructure concession companies (toll roads, airports and the London Underground - Tube Lines). It has been prepared from consolidated financial statements in which all the aforementioned companies are carried by the equity method, regardless of the percentage ownership or degree of control over them (the corresponding balance sheet and income statement are attached as Annex IV). Accordingly, the resulting cash flow classifies dividends and capital refunds from these companies as operating cash flow, and capital increases or acquisitions of additional stakes as investment cash flow.

The second table details trends in the net cash position of the concession companies, setting out the activity and financing cash-flows derived from the operations recorded at all those that are fully or proportionally consolidated in Grupo Ferrovial's consolidation scope. Where pre-existing concession companies were acquired, the net debt is that existing at the company in question at the time of acquisition, and the activity and financing cash-flows are recorded from that date onwards.

Million euro

	31/12/2004	31/12/2003
Cash-flow from operations	650.384	516.430
Investment	-433.776	-856.879
Divestment	120.582	64.392
Cash-flow from investing activity	-313.194	-792.487
Activity cash-flow	337.190	-276.057
Capital and minority interests proceeds	481.491	
Dividends paid	-88.729	-95.274
Other changes in equity	13.720	-9.339
Cash-flow from shareholders equity and minority interests	406.482	-104.613
Interest result	-23.690	-10.923
Net debt added / excluded	9.485	-501.743
Change in net cash position	-729.466	893.336
Cash-flow from financing activity	-337.190	276.057
Beginning net cash position	-590.484	302.852
Ending net cash position	138.982	-590.484
Change in net cash position	-729.466	893.336

In 2004, the main impact on the change in the Group's net cash position (excluding concession companies) was the flotation of Cintra in October, shown in the line of cash-flow from minority interests, which provided a net cash inflow of 481.5 million euro. This inflow was from the capital proceeds from (348.1 million euro) and the sale of treasury stock (152.5 million euro), net of the related expenses corresponding to 2004 (-19.1 million euro).

Additionally, the company's activities generated 337.2 million euro, much more than in 2003, due to greater operating cash-flow and a lower volume of net investment in the year.

Cash-flow from operations

The trend in the cash-flow from operations by business area in 2004 compared with 2003 is shown in the following table, where these cash-flows are also compared with the EBITDA (earnings before interest, taxes, depreciation and amortisation), excluding concession companies, for uniformity:

Million euro

	Cash-flow from operations			EBITDA		
	31/12/04	31/12/03	Change	31/12/04	31/12/03	Change
Construction	269,8	380.4	-110.5	292.6	323.2	-30.6
Infrastructure (*)	135.6	152.4	-16.8	22.0	22.9	-1.0
Real Estate	17.0	2.2	14.8	150.8	136.6	14.1
Services (*)	187.1	-8.0	195.0	192.1	76.2	115.9
Other	40.9	-10.5	51.4	1.5	-0.5	2.0
Group total	**650.4**	**516.4**	**134.0**	**658.9**	**558.4**	**100.5**

(*) Excluding concession companies' EBITDA.

The operating cash-flow bears a relationship with EBITDA (from which it differs, basically, in the change in working capital, among other items) in the Construction and Services divisions, but it is unrelated in the Real Estate and Infrastructure divisions because of the characteristics of those businesses, as detailed below.

The Construction division's operating cash-flow in 2004 was lower than in 2003 due basically to the positive impact in 2003 of the large amount collected in advance on certifications by the R-4 toll road concession company, amounting to 164.4 million euro.

	Million euro
	31/12/04
EBITDA	292.6
Tax payments	-73.8
Change in working capital	51.0
Operating cash-flow	269.8

In the Infrastructure Division, the operating cash-flow includes an amount of 102.9 million euro derived from dividends and refunds of equity from toll road and airport concession companies, as detailed in the table shown below. The rest of the cash-flow is mainly from: the car park business (approximately 21.0 million euro), taxes collected and other collections and payments relating to the parent companies in the division. The taxes collected relate to the amount received by Cintra from Autema and Ausol in exchange for tax losses.

Dividends and capital refunds		Million euro
	31/12/04	31/12/03
Europistas	18.0	39.3
ETR-407	31.0	29.7
Sydney	33.7	14.5
Autema	5.5	7.6
Ausol	5.3	6.4
ITA		1.2
Bristol	4.6	3.2
Aparcamientos	1.3	1.0
M-45	3.5	
Total	**102.9**	**102.8**

The Real Estate division's operating cash-flow (which includes payments for land purchases) increased due to greater activity in the division and to lower payments for land in the year. In 2004, the investment in land totalled 212.5 million euro, of which 122.8 million euro were paid in the year, leaving 78.9 million euro outstanding for subsequent years (the remainder is exchanges or payments made prior to 2003).

Total payments for land in 2004 as part of period cash flow amounted to 261.2 million euro, of which 122.8 million euro related to investments in the year, 126.3 million euro to deferred payments on investments made in previous years, and 12.1 million euro to advances paid for future years. In 2003, the payments for land purchases totalled 272.8 million euro.

Excluding these payments, the operating cash-flow would be 278.2 million euro.

In Services, the improvement in operating cash-flow with respect to 2003 is due to the full-year contribution of cash flow by Amey and Cespa, which were acquired in 2003 and only contributed seven and three months, respectively, in that year. Cespa contributed 99.4 million euro, compared with 22.4 million euro in 2003, while Amey contributed 51.0 million euro in 2004, contrasting with negative cash flow in 2003 because of its restructuring process.

The operating cash-flow also contains 12.7 million euro collected by this division as a dividend from the London Underground concession company, Tube Lines, owned 33.3% by Amey. Below are details of the operating cash-flow of the main activities of this division:

				Million euro
	Urban and Waste	Amey (*)	Other Services	Services
EBITDA	112.6	49.1	30.4	192.1
Tax payments	-4.9	-2.0	2.7	-4.2
Tube Lines dividend payment		12.7		12.7
Change in working capital	-4.1	-8.7	-0.7	13.5
Operating cash-flow	103.6	51.0	32.5	187.1

(*) Tube Lines (London Underground) carried by the equity method

Deducting the cash flow of Amey and Cespa, the division's operating cash-flow was 36.7 million euro, compared with 1.3 million euro in 2003, as a result of growth in the other business areas and the improvement in their average debt collection periods.

Finally, the positive operating cash-flow stated as 'others', apart from that coming from the business decisions was generated in corporate area and related to deferred tax payment as a result of financial investing operations involving several Economic Interest Groupings which have availed themselves of the special tax regime envisaged in Additional Position Fifteen of the Corporate Income Tax Law.

Cash-flow from investing activities

The following table shows details by business area of the cash flow from investment activities, detailing separately the payments for investments and the collections for divestments.

Million euro

	Investment	Divestment	Investment flow
Construction	-33.8	10.2	-23.6
Infrastructure	-255.1	25.1	-229.9
Real Estate	-3.0	7.5	4.5
Services	-100.3	47.6	-52.7
Other	-42.0	30.5	-11.4
Total	**-434.2**	**121.0**	**-313.2**

The main investments include the investing cash-flow in long-term financial investments by the Infrastructure division (-239.6 million euro), as detailed in the table.

Investment flow at concession companies — Million euro

	31/12/04	31/12/03
R-4	30.6	39.8
Belfast		22.7
Euroscut Norte	29.3	12.4
Euroscut Algarve		3.2
Sydney	3.0	10.4
Ausol	50.0	
Madrid Levante	14.0	
Eguisa	35.1	
Autopista del Maipo	76.8	
Other	0.9	
Total	**239.6**	**88.4**

The main payments made by this division in 2004 were the acquisition of an additional 57.1% of car park company Eguisa, which is now fully consolidated, an additional 10.0% of Ausol in exchange for cash plus Cintra's stake in Túneles de Artxanda, an additional 0.21% of Sydney, and the capital increases at Inversora de Autopistas del Sur, Inversora Autopista Madrid-Levante and Euroscut Norte Litoral.

Another major item in 2004 was the maturity in December of the payment, deferred in 2001 by Cintra Chile, for 60% of the shares of Autopista del Maipo, which has been refinanced with bank debt.

The main investments in the Services division were the outstanding payment for Cespa linked to net profit from January to September 2003: -21.4 million euro), the acquisition of Trasa (-14.6 million euro) and the outstanding payments for the acquisition of Novipav in 2002 (-5.6 million euro).

In the other divisions, investments related mainly to tangible fixed assets, principally machinery in the Construction division, investments in off-street and on-street car parks, and investments in machinery and other items to fulfil contracts in the Services division. In the Corporate area, there was an investment in economic interest groupings (-40.5 million euro), discussed in note 11b.

The divestment item includes most notably the positive cash-flow from the sale in September of the water business (GIAS) in the Services division (+43.3 million euro), the sale of the stake in Instalaciones Técnicas Aeroportuarias (+23.7 million euro) and, in the Corporate area, the sale of part of treasury stock, which contributed 30.5 million euro to the Group.

Cash-flow from shareholders equity and minority interests

The cash-flow of capital and minority interests is reflected in the influx of 481.5 million euro from the Cintra flotation, as detailed earlier.

The dividend flow reflects dividends paid to the shareholders of Grupo Ferrovial, S.A. in 2004 (-88.7 million euro).

Other impacts on equity include the exchange rate effect as it impacts cash or debt in foreign currency; this was positive in 2004 (negative in 2003) due to the euro's appreciation against certain currencies, leading to lower net debt.

Debt added

The net Debt Added/Excluded basically refers to the retirement of the net debt at business, GIAS (+19.9 million euro), which was sold in 2004, and this effect was partly offset by net debt contributed by other companies that joined the Group in 2004 (Trasa, Ecocat and Eguisa, among others).

Cash flow at concession companies

In the cash flow of the concession companies, only those that are fully or proportionally consolidated in the Group balance sheet are considered; the entire cash flow is stated for fully-consolidated companies, while the related proportion is stated for proportionally-consolidated companies. Below are detailed the main items that explain the change in net cash position:

Million euro

Cash flow statement of concession companies	31/12/04	31/12/03
Cash-flow from operations	248.5	220.1
Investment in concession company assets	-548.9	-645.9
Investment in long-term financial investment	-74.6	-52.0
Cash-flow from investing activity	-623.5	-697.8
Activity cash-flow	-375.0	-477.7
Capital increases / Outstanding payments	134.7	127.8
Dividends paid	-75.9	-64.5
Impact of exchange rate on net debt position	10.0	17.7
Cash-flow from shareholders equity and minority interests	68.7	81.0
Interest result	-326.1	-369.6
Net debt added	0.0	-210.4
Change in net cash position	632.4	976.7
Cash-flow from financing activity	375.0	477.7

The operating cash-flow of the concession holders basically includes the entry of funds in those companies that are in operation, although it also includes the refunds and payments of VAT corresponding to those that are in the construction phase. To explain the operating flow obtained by all these companies, we may start with their EBITDA (earnings from operations before interests, taxes, depreciation and amortization) and add the effect of change in working capital, as shown in the following table:

Million euro

Cash flow statement of concession companies	Infrastructure (toll roads + airports)	Services (London Underground)	Total
Operating income of concession companies	282.3	46.0	328.3
Depreciation / Provisions	76.0	13.0	88.9
EBITDA	358.3	59.0	417.2
Variation in working capital	2.4	-171.1	-168.7
Operating cash-flow	360.7	-112.2	248.5

Regarding operating cash-flow, it is worth to mention that in contrast with toll road concession companies (where investments made are stated as cash-flow investing of the company itself and must be recovered via the toll road's operating cash-flows), most of the investments in Tube Lines (London Underground) are recorded as operating cash-flow since they are recovered through billing to the client; as a result, Tube Lines contributes a negative operating flow (-112.2 million euro) since the work has outpaced the agreed payment schedule. In 2004, moreover, the negative cash-flow was greater than in 2003 since it included a full year's figures for Tube Lines (seven months in 2003).

The **investment cash-flow** in tangible fixed assets includes investments in such assets, mainly derived from those concession companies that were in the construction phase in 2003 and 2004.

The investment cash-flow in financial investments relates mainly to the increase in long-term deposits, principally in restricted cash accounts at 407 ETR. The notable increase in the latter accounts for most of the increase in 2004 and is due to replacing letters of credit or guarantee with restricted cash account and to new bond issues.

The **cash-flow from shareholders equity and minority interests** includes the payments of dividends and capital refunds by the concession companies to their shareholders, as well as the payments for capital increases received by these companies. In the case of fully consolidated companies, these amounts correspond to 100% of the amounts disbursed and received by the concession companies, regardless of the Group's percentage holding in them. No dividend payments or refunds of shareholders' equity by companies accounted for by the equity method are included. Details of the capital refunds as well as the dividends paid by each company are shown in the following table:

Million euro

Dividends and capital refunds		
	31/12/04	31/12/03
ETR-407	46.2	44.3
Autema	7.2	9.9
Ausol	6.3	8.5
M-45	3.5	
London Underground (Tube Lines)	12.7	1.8
Total	**75.9**	**64.5**

Inflows of funds due to capital increases or outstanding payments pending in 2004 include the capital increases by Inversora Autopista del Sur and Inversora Madrid-Levante, and the payments pending those from previous years at Euroscut.

In addition, the own financing cash-flow includes the impact of changes variation in the exchange rate in 2004 on the net cash position upon translation to euro of the financial statements of companies that are denominated in other currencies, basically the Canadian company 407 ETR International Inc. and the Chilean concession companies. Overall, the impact of the performance of these currencies with respect to the euro has led to a lower debt and therefore a better net cash position for these concession companies, in an amount of 10.0 million euro.

Finally, the cash-flow from interest result corresponds to the interest paid by the concession companies, as well as other commissions and costs closely related to the obtainment of financing. The flow of these items corresponds to the interest expense in the period, as well as any other item that causes a direct variation in the net debt in the period, and the adjustments for inflation in the case of indexed bonds (RRB), and the payment of interest on bonds issued at a discount.

34. Employees

The variation in the average number of employees, by category, was as follows:

	2004	2003	Change
Graduates	5,804	4,623	1,181
Clerical staff	4,988	3,906	1,082
Manual workers and line personnel without formal qualifications	39,100	25,818	13,282
Total	**49,892**	**34,347**	**15,545**

The variation in the average number of employees, by business division, was as follows:

	2004	2003	Change
Corporation	199	185	14
Construction	12,829	12,956	-127
Infrastructure	3,427	2,987	440
Real Estate	916	848	68
Services	32,521	17,371	15,150
Total	**49,892**	**34,347**	**15,545**

The main development in 2004 is the increase in size of the Services division in terms of the average number of employees; it practically doubled in headcount with respect to 2003, accounting for 65.18% of the Ferrovial Group's total work force in 2004 due mainly to the fact that the workforce of Amey and Cespa, S.A. and their respective subsidiaries were included in the year average from the date of consolidation (1 July and 1 October, respectively) so they contributed 3,137 and 1,640 employees, respectively, in 2003, contrasting with 6,369 and 15,051 employees, respectively, in 2004.

As for Construction, the work force of Ferrovial Agromán at 31 December 2004 was 5,878 and that of Budimex was 4,568 (the latter down 284 on the 2003 average).

35. Board of Directors remuneration

1. Process to establish the remuneration for Board members (Board of Directors Regulation)

The Nomination and Remuneration Committee proposes the system and annual amount of directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, where legally necessary, by the Shareholders' Meeting.

2. Bylaws and regulations governing directors' remuneration

Article 25 of the Company Bylaws regulates directors' remuneration:

1. "For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any given year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

   Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

2. The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each director in the Board's tasks.

3. The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.

4. The Company may arrange third-party liability insurance for its directors."

   Additionally, article 31 of the Board of Directors Regulation states:

   - To calculate the percentage of Board remuneration over the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.

   - And, the Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

3. Remuneration system for the Board of Directors in 2004

a) Bylaw-mandated remuneration (per diems and attendance)

The 2004 system, approved by the Board of Directors after a report by the Nomination and Remuneration Committee, consists of per diems and bylaw-mandated fixed annual remuneration for all the directors amounting to 1,200,000 euro, provided that it is within the maximum limit of 3% of the year's consolidated earnings attributable to the company (in accordance with article 25 of the Bylaws), once the financial statements are approved.

That amount is settled as follows:

- PER DIEMS: Allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees:

  - 3,250 euro gross for attending a meeting of the Board of Directors;

  - 2,000 euro gross for attending a meeting of the Executive Committee;

  - 1,500 euro gross for attending a meeting of the Audit and Control Committee or the Nomination and Remuneration Committee.

  - The allowance for the Chairmen of the three committees (Executive, Audit and Control, and Nomination and Remuneration) is double the amount established for the other members.

  The amount paid under this heading in 2004 totalled 593 thousand euro.

- DISTRIBUTION OF REMAINDER: Per diems are deducted from the fixed amount that was established, 1,200,000 euro, leaving 607 thousand euro. The resulting amount was divided into 13, applying to the resulting quotient the following factors in the allocation of individual amounts: Board Chairman: *2; First Vice-Chairman *1.75; Second Vice-Chairman *1.25 and other Board members *1.

- The amounts(1) accrued by each Director are as follows:

	Per diems of Board, Executive Committee and Advisory Committees	Allocation of remainder	Total
Rafael del Pino y Calvo-Sotelo	69,750	93,384.62	163,134.62
Santiago Bergareche Busquet	75,750	81,711.54	157,461.54
Jaime Carvajal Urquijo	62,750	58,365.38	121,115.38
Joaquín Ayuso García	55,750	46,692.31	102,442.31
Fernando del Pino y Calvo-Sotelo	54,500	46,692.31	101,192.31
Portman Baela S.L.	32,500	46,692.31	79,192.31
Casa Grande de Cartagena S.L.	40,000	46,692.31	86,692.31
Juan Arena de la Mora	47,500	46,692.31	94,192.31
Santiago Eguidazu Mayor	56,750	46,692.31	103,442.31
Gabriele Burgio	40,000	46,692.31	86,692.31
José María Pérez Tremps	57,750	46,692.31	104,442.31
TOTAL	593,000	607,000.00	1,200,000.00

(1) The bylaw-mandated remuneration actually paid to the Board of Directors in 2004 amounted to 1,148 thousand euro.

The sum of the bylaw mandated remuneration, including per diems, of all the members of the Board of Directors accounts for 0.216% of profit attributed to the parent company (excluding the net profit attributable to the Cintra IPO, that percentage would be 0.349%).

- REMUNERATION ALLOCATED TO BUYING COMPANY SHARES: In 2004, the obligation to allocate directors' remuneration (per diems and bylaw-mandated) to acquiring company shares was maintained, although the Board of Directors changed the obligatory system at its 26 March 2004 meeting so that the shares acquired in a given calendar year can be sold by the interested party three full years after the purchase.

b) Remuneration of executive directors

In addition to the per diems and bylaw-mandated remuneration received as Directors, the three executive Directors accrued the following remuneration in 2004:

	Thousand euro
Fixed remuneration	1,411
Variable remuneration	2,113
Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price [see section 5]	5,299

c) Remuneration for belonging to other governing bodies of group, multigroup or associated undertakings.

The executive and external directors of Grupo Ferrovial, S.A. who are also members of the governing bodies of other group, multi-group or associated undertaking received a combined total of 94 thousand euro.

d) Pension funds and plans or life insurance premiums.

In 2004, no amounts were paid in favour of former or current members of the Company's Board of Directors in connection with pension funds or plans. Also, no obligations for these items were arranged in the year.

The Company has arranged death benefit insurance policies; in 2004, it paid 6,000 euro for policies to cover the executive directors.

No contributions were made or obligations arranged with regard to pension funds and plans for company directors who belong to the boards of directors and/or senior management of group, multigroup or associated companies. No life insurance premiums were paid.

e) Advances and loans.

At 31 December 2004, the Company had not provided any advances or loans to its directors as such or in their status as directors and/or senior management of group, multigroup or associated companies.

4. Remuneration of senior management

The Senior Management of the Company, who report immediately to the Chairman or the Chief Executive Officer, jointly accrued the following remuneration during financial year 2004:

	Thousand euro
Fixed remuneration	1,957
Variable remuneration	1,279
Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price [see section 5]	7,708
Remuneration as members of governing bodies of other group companies, multigroup or associated undertakings	44
Insurance premiums	8

Senior managers received loans totalling 650 thousand euro.

The remuneration is payable to the persons holding the following positions:

- Chief Financial Officer
- General Manager of Human Resources
- General Manager of Construction
- General Manager of Infrastructure, although this includes only the fixed remuneration and the insurance premiums until 1 October 2004, when Cintra Concesiones de Infraestructuras de Transporte, S.A. began to pay his remuneration.
- General Manager of Real Estate
- General Manager of Services
- Manager of External Relations and Communication
- Audit Manager
- Manager of Quality and Environment

Remuneration for senior managers who are also executive directors is not included since it is indicated above.

5. Remuneration system linked to the share price (2000/2001)

A system of remuneration linked to the value of the Company's shares is provided for the Senior Management of the Company, including the members of the Board of Directors with executive duties. At 31 December 2004, the rights allocated to executive directors over 267,516 shares and those allocated to the other senior managers over 250,764 shares were in force.

This system results from the execution of the resolutions adopted by the Board of Directors which were approved by the Shareholders' Meetings on 31 March 2000 and 30 March 2001. The maximum number of shares for the purposes of calculating the directors' remuneration authorised by the General Shareholders' Meeting is 1,702,647, equivalent to 1.213% of share capital.

This system consists of granting the right to receive the amount by which the share price appreciates between the date the right is granted and the date it is exercised, which must be between three and six years after the date the right was granted. This right and the specific amount to be received is conditional upon attainment of a minimum rate of return on consolidated equity.

The Comisión Nacional del Mercado de Valores was duly informed of the approval of the system and the rights assigned to each beneficiary.

At 31 December 2004, that system resulted in the payment of the amounts stated in the section on "Stock options and/or financial instruments" in the tables on remuneration of executive directors and senior managers.

The share price appreciated 189% between 31 December 2000 and 31 December 2004.

Additionally, in order to offset the possible impact on the company's net worth of the exercise of those (or other) remuneration systems, the company arranged equity swaps with financial institutions as described in note 36.

6. Stock options plan (2004)

On 26 March 2004, the Shareholders' Meeting approved a stock options plan applicable to Board members with executive functions and to senior managers directly reporting the Board or to its delegated bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is 1 euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The Comisión Nacional del Mercado de Valores was informed of the system on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

7. Other information on remuneration

Eight of the contracts between the company and senior managers, including two executive directors, envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to seven senior managers. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

- A senior manager leaves by mutual agreement upon reaching a certain age.
- Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
- Death or disability of the senior manager.

To cover this incentive, the company makes annual contributions to a group savings insurance policy in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager. The amount paid for this item in 2004 totalled 1,517 thousand euro.

36. Remuneration system linked to the share price

On March 9, 2001, the Board of Directors agreed to extend the compensation linked to the share value, explained in the previous note (note 35.5), to a total of ninety-four directors in the group of companies of which Grupo Ferrovial, S.A. is the parent company, with the same regulation and functioning mechanism as that approved in the year 2000. The system was effectively extended in May 2001, and the period for execution commenced in May 2004. The number of shares of reference taken into account for the purposes of calculating the remuneration of the total group of executives who are beneficiaries was 1,401,000 shares in 2003, and this was expanded by 182,006 shares in 2004 to a total of 1,583,006 shares.

With the objective of covering any loss for the Company as a result of these compensation systems linked to the share value, Grupo Ferrovial arranged financial swap contracts at the time of granting (June 2000 and May 2001). Under these contracts, Grupo Ferrovial is assured, on the date on which the payments fall due, that it will receive an amount equal to the appreciation of the shares and, therefore, the payment of this compensation will not have an impact on the Company's income statement.

The main features of these contracts are as follows:

They are arranged in the form of financial swap contracts through which the institution undertakes to pay Grupo Ferrovial amounts equivalent to the return on the shares of Grupo Ferrovial and Grupo Ferrovial undertakes to pay the compensation.

- The number of shares forming the calculation basis of the two returns is equal to the number of shares used as a reference in calculating the remuneration.
- The price per share for the calculation base of the two returns is equal to the reference price used as the base for appreciation of the shares.
- Grupo Ferrovial will pay the institution a return, based on Euribor plus a spread, applied to the result of multiplying the number of shares by the reference price.
- The financial institution will pay Grupo Ferrovial an amount equal to all the dividends earned by these shares
- Grupo Ferrovial may fully or partly terminate the contract, in which case:
  - If the market price of the share is lower than the reference price for which the contract was established, Grupo Ferrovial must pay the difference to the financial institution.
  - If the market price of the share on that date is higher than the reference price, Grupo Ferrovial will receive the difference between the two amounts.

During financial year 2004, the following transactions regarding the remuneration systems in force took place:

- Monetary remuneration amounting to 16,271 thousand euro was paid in addition to the amounts disclosed in note 35.

In parallel with this payment of remuneration, the financial swap contracts were partly settled, generating a result equal to the amount of remuneration paid.

Both entries have been recognised by a debit and a credit entry under personnel expenses in the income statement.

During 2004, Group Ferrovial paid the institutions which are counterparties of the financial swap the amount of 3,043 thousand euro and received 3,442 thousand euro due to transactions relating to the rights and obligations under that contract; those amounts included the contracts relating to the stock option plan are discussed in note 37.

37. Stock option plan

On 25 June 2003, the Board of Directors approved a stock option plan on shares of Grupo Ferrovial, S.A., whose principal characteristics are as follows:

Scope: 1,800,000 shares at most, equivalent to 1,800,000 shares of Grupo Ferrovial, S.A. (1.28% of the share capital), of a non-transferable nature.

Participants: 137 executives of the companies in the Business Group whose parent company is Grupo Ferrovial, S.A., determined by the Nomination and Remuneration Committee, who do not belong to the Board of Directors or report to its delegate bodies.

Date of issue of the options: July 2003.

Period for exercising the options: Not before three years from the date of issue of the options, that is, beginning July 2006, and for a period of 3 years (up to July 2009).

The option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is 1 euro per share.

The plan was subsequently extended in April and June 2004, as discussed in note 35.6, to include senior management personnel of Grupo Ferrovial, S.A. and executives of subsidiaries Amey and Cespa.

As with the remuneration systems referenced to the share price, at inception (July 2003 and March and May 2004) the Company arranged financial swap contracts with the same characteristics as discussed in note 36 for the remuneration systems referenced to the share price.

38. Environmental policy

Environmental activity is defined as any action intended to prevent, reduce or repair environmental damage.

Grupo Ferrovial's activities include street cleaning, municipal solid waste removal and processing, water purification and quality control, and other activities involving the supply of environmental services to third parties. Furthermore, a considerable number of construction projects include environmental impact studies and work involving environmental conservation, maintenance and restoration.

The Ferrovial Group does not treat the assets and expenses relating to these services as environmental assets and expenses because these are performed for third parties. However, any claims and environmental obligations are included irrespective of whether they are related to in-house operations or operations performed for third parties.

Investments arising from environmental activities are valued at acquisition cost and capitalized as an addition to fixed asset cost in the year in which they are incurred according to the standards described in Note 4.

The expenses arising from environmental improvement and protection are expensed in the year, regardless of when the resulting monetary or financial flow arises.

The provisions relating to probable or certain liability, ongoing litigation and pending indemnities or obligations of an undetermined amount of an environmental nature that are not covered by insurance policies are recorded at the time the liability or obligation determining the indemnity or payment arises.

Environmental assets

In 2004, Cespa Group, whose main activity is the collection and treatment of waste, had environmental assets such as composting, triage and biogas plants, as well as a number of vehicles used in this activity, amounting to a total of 41,096 thousand euro, net of depreciation. The other Services units had no such facilities as they work basically at client-owned installations.

The rest of the assets of an environmental nature recorded at Grupo Ferrovial are related to the investment made in the toll road activity whose aim is the analysis of the environmental impact and protection of the environment. This amount corresponds primarily to the investment made by Autopista del Sol, C.E.S.A. in landscape recuperation, studies on noise impact and other general actions. During construction of the Málaga-Estepona and Estepona-Guadiaro roads, the company capitalised all the costs of actions related to environmental protection (26,251 thousand euro and 4,285 thousand euro, respectively). The Company also incurred other environmental protection costs amounting to 772 thousand euro for the account of the Administration.

The Company's tangible fixed assets include machinery and transport equipment used for environmental protection and improvement; this work is performed by company personnel with the support of external specialist firms. The other expenses incurred in the year in connection with environmental protection and improvement were not material.

There are also environmental assets at Eurolink Motorway, the company awarded a concession to build an operate a toll road in Ireland, for an amount of 4,637 thousand euro, net of depreciation.

The company Túneles de Artxanda S.A., which, as mentioned in Annex V, was carried by the equity method at Grupo Ferrovial, also made investments for an amount of 2,905 thousand euro related to landscaping and minimising the noise impact.

Environmental expenses

The main ordinary environmental expenses are as follows:

- Study expenses
- Training expenses
- Personnel expenses
- Facility maintenance expenses
- Research and development expenses

Most of these expenses arose in the Construction and Services divisions.

The Construction area (including Budimex) incurred 1,021 thousand euro in ordinary expenses in 2004.

Ordinary environmental expenses in the Services division amounted to 12,089 thousand euro, of which 11,438 thousand euro corresponded to Cespa.

As regards penalty cases, the Construction area has paid fines amounting to 181 thousand euro in the last four years (54 thousand euro in 2004). Cespa Group has paid 13 thousand euro in fines in the last four years.

Environmental provisions

The Services division, specifically the Cespa Group, recorded provisions amounting to 15,394 thousand euro for closing landfills and 21,364 thousand euro for post-closing expenses.

At 31 December 2004, the Infrastructure division had not recorded any provisions for environmental contingencies and expenses and had no long-term obligations of an environmental nature.

39. Information on related-party transactions

The company's 2004 corporate governance report contains detailed information on the most significant transactions with significant shareholders, directors and senior managers. Aggregated information is also provided on minor transactions with those related parties.

The annual report also discloses transactions between group companies not eliminated upon consolidation (see note 2.c).

The transactions were made on an arm's length basis in the ordinary course of the company's and group's business.

40. Directors' holdings or functions in companies with activities that are similar to those of Ferrovial

Article 127 ter, paragraph 4 of the Corporations Law, amended by Law 26/2003, dated July 18, on changes to the Securities Market Law and to the Corporations Law to reinforce the transparency of listed companies, imposes on directors the duty to notify the Company of stakes they own in companies with activities that are the same, analogous or complementary to its corporate purpose, and their positions or functions in them, and the performance for their own account or for third parties of activities that are the same, analogous or complementary to the Company's corporate purpose.

At 31 December 2004, this information was as follows:

Equity holdings:

- In subsidiary Cintra, Concesiones de Infraestructuras de Transporte, S.A.
  - Joaquín Ayuso García: 0.0012%
  - Santiago Eguidazu Mayor: 0.0016%
  - José María Pérez Tremps: 0.0007%
- Santiago Bergareche Busquet:
  - 0.003% in Fomento de Construcciones y Contratas S.A. (Construction)
  - 0.00283% in Acciona, S.A. (Construction)
- POLÁN, S.A. (a company with ownership links to persons belonging to the family group which indirectly controls 58.311% of Grupo Ferrovial, S.A. through Portman Baela, S.L. and Casa Grande de Cartagena S.L.):
  - 5.218% in Grupo Inmocaral, S.A. (Real Estate)

  The Board of Directors meeting on 30 October 2003 addressed this acquisition.

Positions or functions (excluding positions in Group companies)

- POLÁN S.A.: Director of Grupo Inmocaral, S.A.

Activities performed for their own account or that of third parties

No information has been received regarding this matter.

41. Audit fees

In compliance with the provisions of additional Provision 14 of Law 44/2002, dated 22 November, on Measures to Reform the Financial System, the total fees related to the audit of the financial statements of financial year 2004 of Grupo Ferrovial, S.A. and all its fully and proportionally consolidated companies, both in Spain and abroad, is disclosed.

In addition, a table is provided of the fees billed in the financial year to all the dependent and associated companies of the Ferrovial Group for services other than the audit:

	Thousand euro
Audit fees	2004
Main Auditor	1,024
Other auditors	1,123

	Thousand euro
Fees for other services	2004
Main Auditor	702
Other auditors	649

The fees of the main auditor represent approximately 0.01% of its total revenues.

42. Subsequent events

The following events took place after year-end:

Services:

- The agreement reached in December 2004 under which Ferrovial, through its UK services subsidiary Amey, acquired a 33% stake *in Tube Lines from Jarvis, took effect in January 2005; as a result, Ferrovial will control 66% of Tube Lines. The acquisition* totalled 202,771 thousand euro.

Infrastructure:

- Payment for the investment in the Chicago Skyway concession. On 26 January 2005, Cintra, S.A. paid 374,793 thousand euro. That amount corresponds to 55% of the price paid for that infrastructure, the part which was not financed with third-party debt.
- On 6 January 2005, the Ontario Superior Court of Justice rejected the Province's appeal and confirmed once again the company's position in relation to the dispute about the toll increase. On 21 January 2005, Ontario Province filed another appeal to the Ontario Appeals Court. If this appeal is admitted, the decision should be made before the end of 2005.

43. Comments on annexes

Annex I below presents the Balance Sheet as at 31 December 2004 by business division.

Each division includes all the assets and liabilities relating to it, including the goodwill, if any, generated in each division due to the acquisition of companies. The balance sheets for each division also include the related minority interests.

The shareholders' equity in each division is the difference between the assets and liabilities assigned to that division.

The Other column includes the assets and liabilities of the Corporate division and the adjustments between divisions, which relate basically to accounts receivable and payable.

Annex II presents the Income statement by business division.

In each division, the profit (loss) contributed by that division to the Consolidated Group is shown, with all the consolidation adjustments being attributed to each one, except the elimination of the margin generated in operations between companies in different divisions.

As in the case of the balance sheet, the Other column includes the statements of income of the Corporate and Telecommunications divisions, and the adjustments between divisions, which, except for the elimination of the margin obtained from the aforementioned intercompany transactions, do not represent any income, since they are eliminations of revenues recorded in certain divisions which relate to an equal amount of expenses recorded in other divisions.

Annex III contains a cash flow statement, by business division. The internal flows generated by company reorganisation, as well as the payment of dividends by the different divisions to Grupo Ferrovial S.A., are shown as Other variations in shareholders' equity in the Own Financing Flow. Accordingly, no impact of these internal transactions is transferred either to the operating flow or to the investment flow.

The impact of the variation in the exchange rate on the net cash position for the cash balances denominated in currencies other than the euro is also reflected under Other variations in shareholders' equity.

Annex IV presents the Balance Sheet and the Income statement as at 31 December 2004, by business division, including the equity-accounted concession companies and Tube Lines.

Annex V presents a list of the group companies, distinguishing between those fully or proportionally consolidated and the associated companies carried by the equity method; this list is presented by business division, indicating each company's contribution to consolidated reserves and income, each company's auditor and whether it is included in tax consolidation.

Annex VI details the accounts payable and receivable between companies in the consolidation scope. The detail is by business division, indicating also the amounts corresponding to the Budimex Group (Poland) and the Amey Group (United Kingdom) because of their importance within Ferrovial's international activities.

Grupo Ferrovial, S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004, BY DIVISION

Thousand euro

ASSETS	Construction	Infrastructure	Real Estate	Services	Other	Total
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0	179		0		179
FIXED AND OTHER NONCURRENT ASSETS	146,047	6,699,348	22,852	549,524	183,127	7,600,898
Start-up expenses (Note 7)	5	8,262	274	645		9,185
Intangible assets (Note 8)	5,938	152,334	107	25,982		184,361
Intangible assets and rights	12,748	164,556	542	42,959	1,394	222,199
Provisions, depreciation and amortisation	(6,810)	(12,223)	(434)	(16,976)	(1,394)	(37,837)
Tangible fixed assets (Note 9)	99,758	171,248	15,516	308,457	7,803	602,782
Land and buildings	32,994	168,270	13,104	73,622	7,230	295,220
Plant and machinery	220,095	51,012	10,193	331,692	5,623	618,615
Other tangible fixed assets	24,694	24,913	2,341	277,118	8,688	337,754
Provisions, depreciation and amortisation	(178,025)	(72,946)	(10,122)	(373,975)	(13,738)	(648,807)
Concession company assets (Note 10)		5,804,555		31,092		5,835,647
Concession company assets		5,912,134		31,092		5,943,226
Depreciation and amortisation of concession company assets		(107,579)				(107,579)
Long-term financial investments (Note 11)	40,346	562,949	6,955	183,347	172,183	965,781
Investments accounted for by the equity method	13,479	211,140	53	12,858		237,531
Long-term investment securities	11,653	140	5,198	91	176,735	193,817
Loans to companies accounted for by the equity method			354	0	(0)	354
Other loans	23,655	351,855	1,351	171,103	838	548,802
Loans to Group companies at long term (Note 22)	1,019	(0)	(0)			1,019
Other	22,636	351,855	1,351	171,103	838	547,784
Provisions	(8,442)	(186)	0	(705)	(5,390)	(14,724)
Shares of the parent company (Note 17)					3,141	3,141
CONSOLIDATION GOODWILL (Note 11)	66,960	229,831	21,659	918,962		1,237,411
DEFERRED EXPENSES (Note 12)	9	1,285,733		91,793		1,377,534
CURRENT ASSETS	3,369,777	1,293,050	1,606,108	1,322,872	(1,162,161)	6,429,646
Called-up share capital not paid	0			560		560
Inventories (Note 13)	146,191	19,376	1,402,649	15,256	(5,910)	1,577,562
Debtors	1,402,627	230,557	161,640	1,025,352	(77,967)	2,742,209
Trade receivables for sales and services (Note 14)	1,120,212	136,793	68,291	962,510	8,086	2,295,892
Receivable from companies carried by the equity method	417	586	9	247	(459)	800
Other accounts receivable (Note 15)	353,265	136,353	96,418	100,222	(85,341)	600,916
Provisions (Note 16)	(71,267)	(43,174)	(3,078)	(37,628)	(253)	(155,400)
Cash and cash equivalents (Note 22)	1,816,686	996,342	26,535	270,149	(1,078,206)	2,031,506
Concession companies		412,917		198,893	(1,871)	609,939
Other companies	1,816,686	583,425	26,535	71,256	(1,076,335)	1,421,567
Accrual adjustments	4,273	46,774	15,284	11,555	(78)	77,809
TOTAL ASSETS	3,582,792	9,508,141	1,650,619	2,883,151	(979,034)	16,645,668

LIABILITIES	Construction	Infrastructure	Real Estate	Services	Other	Total
SHAREHOLDERS' EQUITY (Note 17)	408,147	1,419,942	325,428	620,769	(521,167)	2,253,119
Capital stock	(0)	0	(0)	0	140,265	140,265
Share premium	0	(0)	(0)	(0)	193,192	193,192
Reserves for own shares					3,141	3,141
Other reserves of the parent company	(134,134)	617,497	2,468	573,295	(456,968)	602,159
Unrestricted reserves	(134,134)	617,497	2,468	573,295	(486,969)	572,158
Restricted reserves	(0)	(0)	(0)	0	30,001	30,001
Reserves at fully consolidated companies	392,625	628,509	264,602	(13,185)	(362,671)	909,879
Reserves at companies accounted for by the equity method		(57,758)	(4,076)	2		(61,832)
Translation differences	3,914	(57,085)	(4,305)	1,995	(0)	(55,481)
Interim dividend paid during the year	0	(0)			(35,045)	(35,045)
Income attributable to the parent company	145,742	288,780	66,739	58,661	(3,081)	556,841
Consolidated income	146,502	373,840	68,486	59,293	(3,081)	645,039
Income attributed to minority interests	760	85,060	1,747	632		88,199
MINORITY INTERESTS (Note 18)	48,177	1,182,205	2,402	3,882	0	1,236,666
NEGATIVE CONSOLIDATION DIFFERENCE (Note 19)	4,223	2,502		1,183		7,908
Fully consolidated companies	4,223	257		1,183		5,662
Companies accounted for by the equity method		2,245				2,245
DEFERRED REVENUES (Note 20)	21,701	182,217	4	29,822		233,745
Capital subsidies	15,846	82,181		13,660		111,688
Exchange gains	5,856	15,181				21,037
Other deferred revenues		84,855	4	16,162		101,020
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 21)	59,998	228,621	13,909	183,727	1	486,256
Reversion reserve	496	116,364		700		117,560
Other provisions	59,502	112,257	13,909	183,027	1	368,696
LONG-TERM DEBT	25,196	5,976,827	398,321	696,965	398,664	7,495,973
Financial debt (Note 22)	15,921	5,461,580	348,346	692,864	398,664	6,917,374
Debentures and other marketable debt securities issued by toll road and airport concession companies		3,359,623		243,271		3,602,894
Payable to credit institutions	15,921	2,101,957	348,346	449,593	398,664	3,314,480
Concession companies		1,985,856		368,732	(690)	2,353,899
Other companies	14,902	114,807	348,346	80,860	400,000	958,916
Other financial debt at other companies	1,019	1,293		-	(647)	1,665
Non-financial debt (Note 23)	9,275	515,247	49,975	4,102	0	578,599
Other long-term debt	1,760	515,168	187	4,100	0	521,214
Uncalled capital payments payable	7,515			(15)		7,500
Associated companies	6,419			(15)		6,404
Other companies	1,096					1,096
Notes payable		79	49,788	17		49,885
CURRENT LIABILITIES	3,015,349	515,826	910,556	1,346,802	(856,532)	4,932,002
Financial debt (Note 22)	19,320	246,598	408,189	702,675	(838,690)	538,090
Debentures and other marketable debt securities issued by toll road and airport concession companies		80,047				80,047
Payable to credit institutions	19,320	166,551	408,189	702,675	(838,690)	458,043
Concession companies		120,158		15,593	(732)	135,019
Other companies	20,218	33,186	28,618	30,987	203,862	316,870
Other financial debt at other companies	(898)	13,207	379,570	656,095	(1,041,820)	6,154
Trade payables	2,681,863	231,259	500,978	635,319	(18,279)	4,031,139
Payable to associated companies (Note 24)	219,158	9,503	46,382	2,045	(179,640)	97,449
Trade payables (Note 24)	2,149,687	121,134	366,565	508,527	95,840	3,241,753
Other non trade payables (Note 24)	313,017	100,622	88,031	124,746	65,521	691,937
Operating provisions (Note 16)	303,869	6,911	562	2,777	800	314,920
Accrual accounts (Note 24)	10,298	31,059	827	6,032	(363)	47,853
TOTAL LIABILITIES	3,582,792	9,508,141	1,650,619	2,883,151	(979,034)	16,645,668

Notes 1 to 43 are an integral part of the 2004 consolidated balance sheet.

Annex II

Grupo Ferrovial, S.A. and subsidiaries

2004 CONSOLIDATED STATEMENT OF INCOME BY DIVISION

Thousand euro

	Construction	Infrastructure	Real Estate	Services	Other	Total
Net sales (Note 27)	3,583,017	614,033	768,140	2,458,700	(155,642)	7,268,249
Increase in finished goods and work-in-process inventories		3,499	231,762		263	235,524
Capitalised expenses of Group work on fixed assets	1	12,339	350	41		12,732
Capitalised inventories	(413)			(2)	1,243	828
Other operating revenues	50,178	1,216	114	4,755	48	56,310
TOTAL OPERATING REVENUES	3,632,784	631,088	1,000,366	2,463,494	(154,088)	7,573,644
Cost of materials used and other external expenses	2,433,224	7,701	759,862	1,069,744	(152,459)	4,118,072
Personnel expenses	456,105	96,489	34,729	931,209	20,599	1,539,132
a) Wages, salaries and similar expenses	376,281	84,767	28,910	744,385	18,727	1,253,070
b) Employee welfare expenses	79,824	11,722	5,820	186,824	1,873	286,063
Depreciation and amortisation expense and reversion fund	32,571	83,634	2,681	79,558	2,008	200,452
Variation in operating provisions	90,485	7,699	2,063	1,792	800	102,839
Other operating expenses	450,851	145,462	55,014	219,803	(23,734)	847,397
TOTAL OPERATING EXPENSES	3,463,236	340,985	854,349	2,302,107	(152,786)	6,807,892
OPERATING INCOME (Note 28)	169,548	290,103	146,017	161,386	(1,302)	765,752
Financial result at concession companies	0	(61,859)		(11,778)	(15)	(73,653)
Financial result at other companies	61,075	(1,151)	(30,743)	(26,020)	(12,738)	(9,576)
Financial result from financing	28,032	3,975	(20,094)	(25,901)	(9,703)	(23,690)
Financial result from other items	33,042	(5,125)	(10,650)	(119)	(3,035)	14,113
FINANCIAL RESULT (Note 29)	61,075	(63,010)	(30,743)	(37,798)	(12,753)	(83,229)
Share in income of companies accounted for by the equity method (Note 11.a)	396	10,502	(66)	170		11,003
Amortisation of goodwill in consolidation (Note 11.e)	4,596	14,687	2,595	54,481		76,358
INCOME FROM ORDINARY ACTIVITIES	226,423	222,909	112,613	69,278	(14,055)	617,167
Capital subsidies transferred to income for the year (Note 20)	3,140			46		3,187
Gains on fixed assets (Note 30)	2,209	781	2,240	39,799	16,008	61,036
Extraordinary revenues or income	1,389	307,260	584	7,065		316,299
TOTAL EXTRAORDINARY REVENUE	6,739	308,041	2,824	46,910	16,008	380,522
Variation in provisions for fixed assets (Note 11.b)	489	(210)	3,522	(307)	380	3,875
Losses on fixed assets (Note 30)	3,947	28	160	3,220	4	7,360
Extraordinary expenses and losses	4,062	32,609	9,471	28,078	0	74,221
TOTAL EXTRAORDINARY EXPENSES	8,499	32,428	13,154	30,992	384	85,457
EXTRAORDINARY INCOME (Note 30)	(1,760)	275,614	(10,330)	15,918	15,624	295,065
CONSOLIDATED INCOME BEFORE TAXES (Note 31)	224,663	498,522	102,282	85,196	1,569	912,232
Corporate income tax (Note 25)	78,161	124,682	33,797	25,903	4,650	267,193
CONSOLIDATED INCOME FOR THE YEAR	146,502	373,840	68,486	59,293	(3,081)	645,039
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 18)	760	85,060	1,747	632		88,199
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY (Note 32)	145,742	288,780	66,739	58,661	(3,081)	556,841

Notes 1 to 43 are an integral part of the 2004 consolidated statement of income.

Annex III

Grupo Ferrovial, S.A. and subsidiaries

2004 CASH FLOW STATEMENT, BY BUSINESS DIVISION
(Concession companies by the equity method)

Thousand euro

Statement of cash flow	Construction	Infrastructure	Real Estate	Services	Other	Group
OPERATING FLOW	269,837	135,569	17,021	187,061	40,896	650,384
Investment	-33,798	-255,057	-2,623	-100,332	-41,966	-433,776
Divestment	10,179	25,119	7,139	47,613	30,532	120,582
INVESTMENT FLOW	-23,619	-229,938	4,516	-52,719	-11,434	-313,194
ACTIVITY FLOW	246,218	-94,369	21,537	134,342	29,462	337,190
Capital flow and minority interests		481,491	-686	-7,449	8,135	481,491
Dividend payment					-88,729	-88,729
Other variations in shareholders' equity	-109,602	-4,220	-22,676	16	150,202	13,720
Own financing flow	-109,602	477,271	-23,362	-7,433	69,608	406,482
Financial result	28,164	3,993	-20,094	-25,901	-9,852	-23,690
Added net debt	0	-679	0	10,164	0	9,485
Variation in net cash position	-164,780	-386,216	21,919	-111,172	-89,218	-729,467
FINANCING FLOW	-246,218	94,369	-21,537	-134,342	-29,462	-337,190
Beginning cash position	1,617,690	34,715	-708,081	-807,854	-726,954	-590,484
Ending cash position	1,782,470	420,931	-730,000	-696,682	-637,736	138,983
VARIATION IN NET CASH POSITION	-164,780	-386,216	21,919	-111,172	-89,218	-729,467

Annex IV

Grupo Ferrovial, S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004, INCLUDING EQUITY-ACCOUNTED CONCESSION COMPANIES

Thousand euro

ASSETS	Construction	Infrastructure	Real Estate	Services	Other	Total
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL						
FIXED AND OTHER NONCURRENT ASSETS	146,047	1,743,970	22,852	374,263	183,127	2,470,259
Start-up expenses (Note 7)	5	4,019	274	645		4,943
Intangible assets (Note 8)	5,938	142,851	107	25,982		174,879
Intangible assets and rights	12,748	154,281	542	42,959	1,394	211,923
Provisions, depreciation and amortisation	(6,810)	(11,430)	(434)	(16,976)	(1,394)	(37,044)
Tangible fixed assets (Note 9)	99,758	171,249	15,516	308,458	7,803	602,784
Concession company assets (Note 10)						
Land and buildings	32,994	168,270	13,104	73,622	7,230	295,220
Plant and machinery	220,095	51,012	10,193	330,385	5,623	617,307
Other tangible fixed assets	24,694	24,913	2,341	277,118	8,688	337,754
Provisions, depreciation and amortisation	(178,025)	(72,946)	(10,122)	(372,667)	(13,738)	(647,498)
Long-term financial investments (Note 11)	40,346	1,425,851	6,955	39,177	172,183	1,684,512
Investments accounted for by the equity method	13,479	1,347,717	53	30,833		1,392,083
Long-term investment securities	11,653	2	5,198	91	176,734	193,678
Loans to companies accounted for by the equity method			354	0	(0)	354
Other loans	23,655	78,318	1,351	8,959	840	113,122
Loans to Group companies at long term (Note 22)	1,019	(0)	(0)	0		1,019
Other	22,636	78,318	1,351	8,959	840	112,103
Provisions	(8,442)	(186)	0	(705)	(5,390)	(14,724)
Shares of the parent company (Note 17)					3,141	3,141
CONSOLIDATION GOODWILL (Note 11)	66,960	173,908	21,659	918,962		1,181,488
DEFERRED EXPENSES (Note 12)	9	13,582		16,327		29,917
CURRENT ASSETS	3,369,777	671,308	1,606,108	834,751	(1,123,167)	5,358,778
Called-up share capital not paid	0			560		560
Inventories (Note 13)	146,191	17,488	1,402,649	13,984	(5,910)	1,574,402
Debtors	1,402,627	70,002	161,640	741,419	(40,845)	2,334,842
Trade receivables for sales and services (Note 14)	1,120,212	16,189	68,291	679,310	(17,993)	1,866,009
Receivable from companies carried by the equity method	417	333	9	247	(206)	800
Other receivables (Note 15)	353,265	54,245	96,418	99,489	(22,393)	581,025
Provisions (Note 16)	(71,267)	(766)	(3,078)	(37,628)	(253)	(112,991)
Cash and cash equivalents (Note 22)	1,816,686	583,486	26,535	71,256	(1,076,334)	1,421,630
Other companies	1,816,686	583,486	26,535	71,256	(1,076,334)	1,421,630
Accrual adjustments	4,273	332	15,284	7,531	(78)	27,343
TOTAL ASSETS	3,582,792	2,602,768	1,650,619	2,144,303	(940,040)	9,040,442
LIABILITIES						
SHAREHOLDERS' EQUITY (Note 17)	408,162	1,419,926	325,428	620,769	(521,167)	2,253,119
Capital stock					140,265	140,265
Share premium					193,192	193,192
Reserves for own shares					3,141	3,141
Other reserves of the parent company	(134,134)	617,497	2,468	573,295	(456,968)	602,159
Unrestricted reserves	(134,134)	617,497	2,468	573,295	(486,969)	572,158
Restricted reserves					30,001	30,001
Reserves at fully consolidated companies	392,640	16,687	264,602	(13,925)	(362,671)	297,332
Reserves at companies accounted for by the equity method		554,049	(4,076)	742		550,715
Translation differences	3,914	(57,085)	(4,305)	1,995		(55,481)
Interim dividend paid during the year					(35,045)	(35,045)
Income attributable to the parent company	145,742	288,780	66,739	58,661	(3,081)	556,841
Consolidated income	146,502	328,871	68,486	59,293	(3,081)	600,071
Income attributed to minority interests	760	40,091	1,747	632		43,230
MINORITY INTERESTS (Note 18)	48,136	697,149	2,402	3,882		751,569
NEGATIVE CONSOLIDATION DIFFERENCE (Note 19)	4,223	2,502		1,183		7,908
DEFERRED REVENUES	21,701	27,184	4	20,212		69,102
Capital subsidies (Note 20)	15,846			13,660		29,506
Exchange gains	5,856	98				5,954
Other deferred revenues (Note 20)		27,086	4	6,552		33,642
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 21)	59,998	69,749	13,909	181,979	1	325,636
Reversion reserve	496	25,605		700		26,801
Other provisions	59,502	44,144	13,909	181,279	1	298,835
LONG-TERM DEBT	25,196	269,017	392,471	84,962	399,353	1,170,999
Financial debt (Note 22)	15,921	116,100	348,346	80,860	399,353	960,581
Payable to credit institutions	15,921	116,100	348,346	80,860	399,353	960,581
Other companies	14,902	114,807	348,346	80,860	400,000	958,916
Other financial debt at other companies	1,019	1,293			(647)	1,665
Trade accounts payable (Note 23)	9,275	152,917	44,124	4,102		210,418
Other long-term debt	1,760	151,821	187	4,100		157,867
Uncalled capital payments payable	7,515	1,017		(15)		8,517
Associated companies	6,419					6,419
Other companies	1,096	1,017		(15)		2,098
Notes payable		79	43,938	17		44,035
CURRENT LIABILITIES	3,015,375	117,240	916,406	1,231,315	(818,227)	4,462,109
Financial debt (Note 22)	19,320	46,399	408,189	687,082	(837,958)	323,031
Payable to credit institutions	19,320	46,399	408,189	687,082	(837,958)	323,031
Other companies	20,218	33,186	28,618	30,987	203,862	316,870
Other financial debt at other companies	(898)	13,214	379,570	656,095	(1,041,820)	6,161
Trade accounts payable (Note 24)	2,681,888	69,656	506,828	536,461	19,294	3,814,127
Payable to associated companies	219,158	2,175	47,063	1,926	(11,844)	258,479
Trade accounts payable	2,149,713	44,467	372,415	414,641	37,299	3,018,535
Other non trade payables (Note 24)	313,017	23,013	87,350	119,894	(6,161)	537,113
Operating provisions (Note 16)	303,869	280	562	2,777	800	308,289
Accrual accounts (Note 24)	10,298	905	827	4,996	(363)	16,662
TOTAL LIABILITIES	3,582,792	2,602,768	1,650,619	2,144,303	(940,040)	9,040,442

Notes 1 to 43 are an integral part of the 2004 consolidated balance sheet.

Annex IV

Grupo Ferrovial, S.A. and subsidiaries

CONSOLIDATED INCOME STATEMENTS AS AT 31 DECEMBER 2004, BY BUSINESS, INCLUDING EQUITY-ACCOUNTED CONCESSION COMPANIES

Thousand euro

	Construction	Infrastructure	Real Estate	Services	Other	Total
Net sales (Note 27)	3,583,017	112,667	768,140	2,093,152	-155,320	6,401,657
Increase in finished goods and work-in-process inventories	0	3,499	231,762	0	263	235,524
Capitalised expenses of Group work on fixed assets	1	0	350	41	0	392
Capitalised inventories	-413	0	0	-2	1,243	828
Other operating revenues	50,178	197	114	4,755	48	55,292
TOTAL OPERATING REVENUES	3,632,784	116,364	1,000,366	2,097,946	-153,766	6,693,694
Cost of materials used and other external expenses	2,433,224	10,055	759,862	806,535	-153,000	3,856,676
Personnel expenses	456,105	48,276	34,729	879,503	20,599	1,439,213
a) Wages, salaries and similar expenses	376,281	38,824	28,910	703,020	18,727	1,165,761
b) Employee welfare expenses	79,824	9,452	5,820	176,483	1,873	273,452
Depreciation and amortisation expense and reversion fund	32,571	15,276	2,681	66,603	2,008	119,139
Variation in operating provisions	90,485	105	2,063	1,792	800	95,244
Other operating expenses	450,851	36,085	55,014	219,829	-22,871	738,908
TOTAL OPERATING EXPENSES	3,463,236	109,797	854,349	1,974,263	-152,464	6,249,181
OPERATING INCOME (Note 28)	169,548	6,567	146,017	123,683	-1,302	444,513
Financial result from financing	28,032	6,693	-20,094	-25,901	-9,718	-20,986
Financial result from other items	33,042	-6,019	-10,650	-119	-3,035	13,220
FINANCIAL RESULT (Note 29)	61,075	674	-30,743	-26,020	-12,753	-7,767
Share in income of companies accounted for by the equity method (Note 11.a)	396	165,733	-66	26,095		192,158
Amortisation of goodwill in consolidation (Note 11.e)	4,596	14,687	2,595	54,481		76,358
INCOME FROM ORDINARY ACTIVITIES	226,423	158,287	112,613	69,278	-14,055	552,546
Capital subsidies transferred to income for the year (Note 20)	3,140			46		3,187
Gains on fixed assets (Note 30)	2,209	777	2,240	39,799	16,008	61,032
Extraordinary revenues or income	1,389	304,638	584	7,065		313,677
TOTAL EXTRAORDINARY REVENUE	6,739	305,415	2,824	46,910	16,008	377,895
Variation in provisions (Note 11.b)	489	-210	3,522	-307	380	3,875
Losses on fixed assets (Note 30)	3,947	14	160	3,220	4	7,346
Extraordinary expenses and losses	4,062	31,640	9,471	28,078		73,253
TOTAL EXTRAORDINARY EXPENSES	8,499	31,445	13,154	30,992	384	84,474
EXTRAORDINARY INCOME (Note 30)	-1,760	273,970	-10,330	15,918	15,624	293,421
CONSOLIDATED INCOME BEFORE TAXES (Note 30)	224,663	432,257	102,282	85,196	1,569	845,967
Corporate income tax (Note 25)	78,161	103,386	33,797	25,903	4,650	245,897
CONSOLIDATED INCOME FOR THE YEAR	146,502	328,871	68,486	59,293	-3,081	600,071
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 18)	760	40,091	1,747	632		43,230
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY (Note 32)	145,742	288,780	66,739	58,661	-3,081	556,841

Notes 1 to 43 are an integral part of the 2004 consolidated statement of income.

Annex V

Grupo Ferrovial, S.A. and subsidiaries

SUBSIDIARIES (fully and proportionally consolidated companies)

Thousand euro

CORPORATION COMPANIES	INDIVIDUAL INFORMATION Parent company	Stake	Net cost of holding	Location	CONSOLIDATED INFORMATION Consolidated reserves	Attributable income
SPAIN						
Grupo Ferrovial, S.A (a) (c.1)				Madrid	207,485	23,107
Ferrovial Inversiones S.A. (a) (c.1)	Grupo Ferrovial,S.A. (1)	99.98	1,186	Madrid	12,962	744
Betonial, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	36,108	Madrid	-1,687	1,389
Burety, S.L. (a)	Grupo Ferrovial,S.A. (1)	99.00	0	Madrid	-1,541	2,768
Can-Am, S.A, Sociedad Unipersonal (a)	Grupo Ferrovial,S.A.	100.00	0	Madrid	-8,024	5
Frin Gold, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	71	Madrid	-20	0
Inversiones Trenza, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	0	Madrid	-6,605	0
Promotora Ibérica de Negocios, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	396	Madrid	-196	7
Sotaverd, S.A. (NCD)	Grupo Ferrovial,S.A. (i)	49.00	0	Barcelona		
Lernamara, S.L.(a)	Grupo Ferrovial,S.A. (1)	99.00	3	Madrid		0
TOTAL					202,375	28,021

(i) Another 28.47% owned by Ferrovial Inversiones, S.A.

CONSTRUCTION COMPANIES	INDIVIDUAL INFORMATION Parent company	Stake	Net cost of holding	Location	CONSOLIDATED INFORMATION Consolidated reserves	Attributable income
SPAIN						
Ferrovial Agromán, S.A. (a) (c.1)	Grupo Ferrovial,S.A.	99.97	67,103	Madrid	-95,744	124,893
Ferrovial Medioambiente y Energía, S.A. (a) (c.1)	Ferrovial Agromán S.A (1)	99.00	885	Madrid	324	25
Compañía de Obras Castillejos, S.A. (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	8,255	Madrid	-3,061	1,086
Encofrados Deslizantes y Técnicas Especiales, S.A. (a)	Ferrovial Agromán S.A (1)	99.07	1,802	Madrid	1,671	873
Ditecpesa, S.A. (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	1,201	Madrid	-758	1,673
Ferrovial Conservación, S.A. (a) (c.1)	Ferrovial Agromán S.A (1)	99.00	3,006	Madrid	1,231	138
Aplicación de Recursos Naturales, S.A. (a)	Ferrovial Agromán S.A (1)	99.98	247	Barcelona	836	23
Urbaoeste, S.A. (a)	Ferrovial Agromán S.A (iv)	99.00	460	Cartagena	-474	34
Cadagua, S.A. (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	77,982	Bilbao	-51,537	3,106
Discota XXI, S.L. unipersonal (a)	Ferrovial Agromán S.A	100.00	82,370	Madrid	8,546	-198
Técnicas de Pretensado y servicios auxiliares, S.L. (a)	Encofrados Deslizantes y Técnicas Especiales, S.A. (1)	99.99	3,276	Madrid	2,477	966
Tecnológica Lena, S.L.	Ferrovial Agromán S.A	50.00	2	Asturias	0	
Boremer, S.A. (c.1) (PC) (C)	Cadagua, S.A (iii)	40.00	1,089	Madrid	754	623
Fisa Limited	Ferrovial Inversiones, S.A	100.00	10	Bahamas		
CANADA						
Ferrovial Agromán Canadá Inc. (c.1)	Ferrovial Agromán S.A	100.00	1,436	Canada	1,729	-131
THE NETHERLANDS						
Valivala Holdings B.V	Discota XXI, S.L unipersonal	100.00	74,322	The Netherlands	-201	-71
PUERTO RICO						
Ferrovial Agromán Int. Puerto Rico, S.A (c.3)	Ferrovial Agromán S.A	100.00	0	Puerto Rico	-5,027	-13
IRELAND						
Ferrovial Agromán Ireland, Ltd	Ferrovial Agromán S.A	100.00	100	Ireland	-205	7,786
CHILE						
Ferrovial Agromán Chile, S.A (c.1)	Ferrovial Agromán S.A (i)	52.63	3,022	Chile	-2,117	3,351
Ferrovial Agromán Empresa Constructora Limitada (c.1)	Ferrovial Agromán S.A (3)	99.00	0	Chile	-34,921	-447
Constructora Agromán Ferrovial Limitada (c.1)	Ferrovial Agromán S.A (ii)	56.87	7	Chile	-10	
Constructora Delta Ferrovial Ltda. (c.1) (PC) (D)	Ferrovial Agromán Empresa Constructora Limitada	50.00	8	Chile	15,800	4,804
Ferrovial Agroman Compañía Constructora, S.A. (c.1)	Ferrovial Agromán S.A (3)	99.95	4	Chile	155	3
Cerro alto Ferrovial Limitada	Ferrovial Agromán Chile, S.A	50.00	0	Chile		
POLAND						
Budimex, S.A (c.1)	Valivala Holdings B.V	59.06	74,288	Poland	20,661	-2,510
Budimex Nieruchomosci, Sp z.o.o. (c.1)	Budimex, S.A	64.50	23,765	Poland		
Budimex Dromex S.A	Budimex, S.A	100.00	115,777	Poland		
Budchem Sp z.o.o.	Budimex Dromex S.A	51.04	151	Poland		
Unibud Sp z.o.o.(c.1)	Budimex Dromex S.A	100.00	5,097	Poland		
Mk Centrum S.A (c.1)	Budimex Dromex S.A	100.00	2,736	Poland		
ZPREP Energetyka Czerwonak S.A	Budimex Dromex S.A	81.37	969	Poland		
Bipromet S.A (c.1)	Budimex Dromex S.A	98.03	2,664	Poland		
Sprzet Transport Sp z.o.o	Budimex Dromex S.A	100.00	14,135	Poland		
Budimex Nieruchomosci, Sp z.o.o.	Budimex Dromex S.A	35.50	15,067	Poland		
Zarat S.A (c.1)	Budimex Nieruchomosci, Sp z.o.o.	98.00	880	Poland		
Centrum Kinferencyjne Budimex Sp z.o.o	Budimex Nieruchomosci, Sp z.o.o.	100.00	91	Poland		
Budimex Poznan Developer,Sp. z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00	3,054	Poland		
Budimex Zacise Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00	1,399	Poland		
Budimex Wilczack Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00	2,050	Poland		
Zawiszy Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00	3,826	Poland		
Budimex Idzikowskiego Sp. z o.o	Budimex Nieruchomosci, Sp z.o.o.	100.00	1,597	Poland		
Przedsieblorstwo Budowlane Katowice S.A	Bipromet, S.A	60.00	0	Poland		
TOTAL					-139,870	146,013

(i) 47.37% belongs to Ferrovial Agromán Empresa Constructora Ltda with a net cost of holding of 7 thousand euro
(ii) Remainder Ferrovial Agromán branch in Chile
(iii) Further 10% owned by Ferrovial Medioambiente y Energía with a net cost of holding of 218 thousand euro
(iv) Remainder owned by Grupisa, S.A.

(C) 50% Sufi, S.A.
(D) 50% owned by Delta, S.A.
(NCD) Not consolidated, dormant
(PC) Proportionally consolidated

Annex V (continued)

Thousand euro

INFRASTRUCTURE COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	IINDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Ferrovial Infraestructuras S.A (a) (c.1)	Grupo Ferrovial, S.A (1)	99.99	970,452	Madrid	778,054	207,362
Cintra, Concesiones de Infraestructuras de transporte, S.A (c.1)	Ferrovial Infraestructuras, S.A	62.03	1,364,333	Madrid	-342,593	39,548
Cintra Aparcamientos, S.A (c.1)	Ferrovial Infraestructuras, S.A	99.92	62,568	Madrid	74,265	4,791
Ferrovial Aeropuertos, S.A (a) (c.1)	Ferrovial Infraestructuras, S.A (1)	99.00	299,338	Madrid	44,133	-2,254
Autopista del Sol, C.E.S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (vi)	85.00	198,451	Madrid	17,841	10,450
Autopista Terrasa Manresa, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A	76.28	33,260	Barcelona	10,237	6,483
Autopista Trados M-45, S.A (c.1) (PC) (E)	Cintra, Concesiones de Infraestructuras de transporte, S.A	50.00	14,950	Madrid	937	2,297
M-45 Conservación, S.A	Autopista Trados 45, S.A	50.00	13,824	Madrid	0	
Autopista de Toronto S.L	Cintra, Concesiones de Infraestructuras de transporte, S.A	100.00	218,283	Madrid	41,205	-27,907
Inversora de Autopistas del Sur, S.L (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (viii)	45.00	98,135	Madrid	-2	-359
Dornier, S.A (c.1)	Cintra Aparcamientos, S.A	100.00	21,313	Madrid	-6,994	3,426
Femet, S.A (c.1)	Cintra Aparcamientos, S.A (iii)	100.00	1,412	Madrid	-166	141
Guadianapark, S.A (a)	Cintra Aparcamientos, S.A	75.00	1,268	Madrid	-49	40
Balsol 2001, S.A (a)	Cintra Aparcamientos, S.A (iv)	50.00	2,881	Gerona	-843	15
Estacionamientos Alhóndiga, S.A (PC) (F)	Cintra Aparcamientos, S.A	50.00	1,050	Bilbao	0	
Aparcament Escaldes Centre, S.A	Cintra Aparcamientos, S.A	100.00	60	Andorra	199	16
Autopista Madrid Sur C.E.S.A	Inversora de Autopistas del Sur, S.L	100.00	602,475	Madrid	0	-165
Estacionamiento y Galería Comercial Indauxtu, S.A	Cintra Aparcamientos, S.A	100.00	60	Bilbao	14	249
Aeropuerto de Belfast, S.L. (a)	Ferrovial Aeropuertos, S.L	100.00	0	Madrid	-3,236	-592
Laertida, S.L.	Cintra, Concesiones de Infraestructuras de transporte, S.A (i)	99.99	2	Madrid	0	0
Taliter, S.A.	Cintra, Concesiones de Infraestructuras de transporte, S.A (i)	99.99	59	Madrid	0	-1
Estacionamientos Guipuzcoanos S.A	Aparva S.L.	50.00	40,363	San Sebastián	-1,173	2,028
Autopista Madrid Levante, C.E.S.A.	Inversora de Autopistas del Levante, S.L	100.00	82,618	Madrid	0	
Inversora de Autopistas del Levante, S.L (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (i)	50.00	11,437	Madrid	3,284	
Aparva S.L.	Cintra Aparcamientos S.A	100.00	30,745	Madrid	1,123	-87
PORTUGAL						
Euroscut Norte Litoral, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	75.53	84,678	Portugal	-1	
Euroscut -Sociedade Concessionaria da Scut do Algarve, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	77.00	38,934	Portugal	-2	5,414
AUSTRALIA						
Ferrovial Sydney, Airport Investment Trust (b) (c.1)	Ferrovial Aeropuertos, S.L	100.00	192,159	Sydney	-6,836	-363
Ferrovial Aeropuertos Australia Ltd.	Ferrovial Aeropuertos, S.L	100.00		Sydney	0	
THE NETHERLANDS						
Algarve International B.V. (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	77.00	14	The Netherlands	424	236
407 Toronto Highway B.V	Autopista de Toronto S.L	100.00	244,968	The Netherlands	0	-77

(i) 0.01% of the remaining capital is owned by Grupo Ferrovial, S.A
(ii) The remainder is owned 37.5% by Budimex, S.A and 12.5% by Ferrovial Agromán, S.A
(iii) 99.5% of the remaining capital is owned by Dornier, S.A with a net cost of holding of 1,405 thousand euro
(iv) 50% of the remaining capital is owned by Dornier, S.A with a net cost of holding of 1,385 thousand euro
(v A further 8% is owned by Ferrovial Agromán, S.A
(vi) A further 10% is owned by Europistas C.E.S.A
(vii) Remainder Ferrovial Agromán branch in Chile
(viii) Further 25% owned by Europistas C.E.S.A
(ix) Further 3.58% through Cintra Colombia, Limitada

(E) Remaining 50% owned by Abertis
(F) Owned 25% by Construcciones Lauki and 25% by Construcciones Bazola
(G) 50% owned by Macquarie Airports Limited

(PC) Proportionally consolidated

Thousand euro

INFRASTRUCTURE COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
CHILE						
Cintra Chile Limitada (c.1)	Cintra, Concesiones de Infraestructuras de transportes, S.A (i)	99.99	263,540	Chile	-3,251	-1,897
Ruta de la Araucanía sociedad concesionaria, S.A (c.1)	Cintra Chile Limitada (vii)	99.99	85,878	Chile	3,728	2,508
Ruta de los Ríos sociedad concesionaria, S.A (c.1)	Cintra Chile Limitada	75.00	41,200	Chile	5,419	3,015
Autopista del Maipo, S.A (c.1)	Cintra Chile Limitada	99.99	125,673	Chile	13,582	7,596
Aeropuerto Cerro Moreno Sociedad Concesionaria, S.A (c.1)	Ferrovial Aeropuertos, S.L (3)	99.99	2,374	Chile	6	407
POLAND						
Autostrada Poludnie, S.A	Cintra, Concesiones de Infraestructuras de transporte, S.A (ii)	50.00	2,747	Poland	2,830	
UK						
Cintra Airports UK Limited (c.4)	Ferrovial Aeropuertos, S.L	100.00	13,765	UK	312	1,472
Tidefast Limited (b) (c.4) (PC) (G)	Cintra Airports UK Limited	50.00	56	UK	-41,257	-15,119
Bristol Int. Airport PLC. (b) (c.4) (PC) (G)	Tidefast Limited	100.00	10,831	UK	29,872	12,840
Belfast City Airport	Aeropuerto de Belfast, S.L.	100.00	30,803	UK	53	-882
CANADA						
407 International Inc. (c.1 & c.2)	Cintra Canada Inc.	52.23	136,654	Canada	9,768	27,627
407 ETR Concession Company Limited (c.1 & c.2)	407 Internacional Inc.	100.00	993,613	Canada		
IRELAND						
Eurolink Motorway Operation, Ltd.	Cintra, Concesiones de Infraestructuras de transportes, S.A	93.00		Ireland	0	0
PUERTO RICO						
Estacionamientos Río Piedras Inc.	Cintra Aparcamientos, S.A	75.00	356	Puerto Rico	-47	0
TOTAL					630,836	288,257

(i) 0.01% of the remaining capital is owned by Grupo Ferrovial, S.A
(ii) 37.5% of the remaining capital is owned by Budimex, S.A and 12.5% by Ferrovial Agromán, S.A
(iii) 99.5% of the remaining capital is owned by Dornier, S.A with a net cost of 1,405 thousand euro
(iv) 50% of the remaining capital is owned by Dornier, S.A with a net cost of 1,385 thousand euro
(v) A further 8% is owned by Ferrovial Agromán, S.A
(vi) A further 10% is owned by Europistas C.E.S.A
(vii) Remainder Ferrovial Agromán branch in Chile
(viii) A further 25% is owned by Europistas C.E.S.A
(ix) A further 3.58% through Cintra Colombia, Limitada

(E) 50% owned by Abertis
(F) owned 25% by Construcciones Lauki and 25% by Construcciones Bazola
(G) 50% owned by Macquarie Airports Limited

(PC) Proportionally consolidated

Annex V (continued)

Thousand euro

SERVICES COMPANIES	INDIVIDUAL INFORMATION Parent company	Stake	Net cost of holding	Location	CONSOLIDATED INFORMATION Consolidated reserves	Attributable income
SPAIN						
Ferrovial Servicios, S.A. (a) (c.3)	Grupo Ferrovial, S.A (1)	99.88	572,501	Madrid	25,833	1,084
Eurolimp, S.A (a) (c.3)	Ferrovial Servicios, S.A (1)	100.00	7,968	Madrid	-2,260	329
Grupisa Infraestructuras, S.A (a) (c.3)	Ferrovial Servicios, S.A (1)	100.00	18,624	Madrid	6,379	9,018
Viales de Castilla y León, S.A (a)	Grupisa Infraestructuras, S.A	100.00	189	Ávila	310	77
Andaluza de Señalizaciones, S.A (a)	Grupisa Infraestructuras, S.A	100.00	625	Málaga	1,989	482
Compañía Española de Servicios Públicos Auxiliares, S.A. (a)	Ferrovial Servicios, S.A	100.00	553,923	Bilbao	1,620	6,963
Sitkol, S.A. (a)	Compañía Española de Servicios Públicos Auxiliares, S.A.	99.00	4,831	Madrid	653	26
Empresa Mixta de Limpieza de Almendralejo, S.A	Compañía Española de Servicios Públicos Auxiliares, S.A.	51.00	132	Badajoz	25	41
Cespa Inversiones Ambientales, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Bilbao		
Servicios Generales del Medio Ambiente, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Bilbao		
Cespa Ingenieria Urbana, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Barcelona		
Cespa Gestión de Residuos, S.A. (a)	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Barcelona		
Contenedores de Reus, S.A. (a)	Cespa Gestión de Residuos, S.A.	75.50		Reus		
Cespa Conten, S.A.	Cespa Gestión de Residuos, S.A.	100.00		Bilbao		
Ecoclinic, S.L. (a)	Cespa Gestión de Residuos, S.A.	100.00		Granada		
Coacon, S.L. Sdad. Unipersonal	Cespa Conten, S.A.	100.00		La Coruña		
Cespa Gestión y Tratamientos de Residuos, S.A. (a)	Cespa Gestión de Residuos, S.A.	100.00		Madrid		
Ingeniería Ambiental Granadina, S.A.	Servicios Generales del Medio Ambiente, S.A.	85.60		Granada		
Recuperaciones Siderúrgicas y Papel, S.L. Sociedad Unipersonal	Cespa Conten, S.A.	100.00		Córdoba		
Servicio de Recogida Selectiva, S.L. Sociedad Unipersonal	Cespa Conten, S.A.	100.00		Córdoba		
Reciclajes y Valorizaciones, S.L. Sociedad Unipersonal (a)	Cespa Gestión de Residuos, S.A.	100.00		Barcelona		
Ecoenergía Con Mata, A.I.E. (PC)	Cespa Gestión. y Tratamientos de Residuos, S.A	70.00		Barcelona		
Tratamientos, Residuos y Energías Valencianas, S.A.	Cespa Gestión de Residuos, S.A.	55.00		Valencia		
Ecocat, S.L.	Cespa Gestión de Residuos, S.A.	25.00		Martorell		
Ecocat, S.L.	Compañía Española . de Servicios Públicos Auxiliares, S.A	25.00		Martorell		
Sogarisa S.A.	Ecocat, S.L.	50.00		La Coruña		
Ecocem S.A.	Ecocat, S.L.	50.00		Barcelona		
Gestió de Residus Especials de Catalunya, S.A.	Ecocat S.L.	33.33		Tarragona		
MOROCCO						
Cespa Nadafa, S.A.R.L.(NCND)	Compañía Española de Servicios Públicos Auxiliares, S.A.	75.00		Morocco		
PORTUGAL						
Novipav Investimentos SGES, S,A (c.6)	Grupisa Infraestructuras, S.A (iii)	100.00	4,540	Portugal	-120	-6,986
Sopovico Soc. Port. Vias de com., S.A (c.6)	Novipav	100.00	10,211	Portugal	-763	-6,147
Ferrovial Construçoes, Gestao e Manutençao, S.A (c.3)	Ferrovial Servicios, S.A (i)	97.50	362	Portugal	518	299
Resin Residuos Industriais, S.A.	Cespa Inversiones Ambientales, S.A.	63.00		Portugal		
Resin Residuos Industriais, S.A.	Cespa Ingenieria Urbana, S.A.	37.00		Portugal		
Citrup, Lda	Resin Residuos Industriais, S.A.	70.00		Portugal		
B2A, Lda	Resin Residuos Industriais, S.A.	100.00		Portugal		
Valorhospital, S.A.	Resin Residuos Industriais, S.A.	64.89		Portugal		
CHILE						
Inversiones Grupisa Chile, S.A	Grupisa Infraestructuras, S.A (vi)	100,00	0	Chile		
Grupisa Chile, S.A	Inversiones Grupisa Chile, S.A	60,00	0	Chile	-971	-44
UNITED KINGDOM						
Amey Plc (c.3) (a)	Ferrovial Servicios, S.A	99.90	308,983	United Kingdom	-5,740	4,876
AHL Holdings (Manchester) Limited	Amey Ventures Investments Limited	50.00		United Kingdom		
AHL Holdings (Wakefield) Limited	Amey Ventures Investments Limited	50.00		United Kingdom		
Amcroft	Arrowcroft Property Services Ltd / Amey plc / CBRE Ltd	33.33		United Kingdom		
Amey 1321 Ltd	Amey plc	100.00		United Kingdom		
Amey Autolink (A19) Ltd	Amey plc	100.00		United Kingdom		
Amey Autolink (M6) Ltd	Amey plc	100.00		United Kingdom		
Amey BPO Services Ltd	Amey plc	100.00		United Kingdom		
Amey Building Ltd	Amey plc	100.00		United Kingdom		
Amey Business Services (Ireland) Ltd	Amey BPO Services Ltd	100.00		Ireland		
Amey Construction Ltd	Amey plc	100.00		United Kingdom		

(i) Remaining 2.5% owned by Grupo Ferrovial, S.A.
(ii) 2.97% of the remaining capital is owned by Ferrovial Servicios, S.A, and 0.03% by Can am, S.A
(iii) Remaining 25% owned by Seguridad Vial, S.A
(iv) Remaining 80% owned by Sopovico with a net cost of 197 thousand euro
(v) Remaining 98.65% owned by Sopovico with a net cost of 395 thousand euro
(vi) Remainder owned by Seguridad Vial S.A.
(NCND) not consolidated, no data
(PC) Proportionally consolidated

Thousand euro

SERVICES COMPANIES	INDIVIDUAL INFORMATION Parent company	Stake	Net cost of holding	Location	CONSOLIDATED INFORMATION Consolidated reserves	Attributable income
Amey Datel Group Ltd	Amey plc	100.00		United Kingdom		
Amey Datel Ltd	Amey Infra Structure Services Ltd	100.00		United Kingdom		
Amey Datel Security And Communications Ltd	Amey Datel Group Ltd	100.00		United Kingdom		
Amey Datel Technology Ltd	Amey Datel Group Ltd	100.00		United Kingdom		
Amey Fleet Services Ltd	Amey Infra Structure Services Ltd	100.00		United Kingdom		
Amey Group Information Services Ltd	Amey plc	100.00		United Kingdom		
Amey Group Services Ltd	Amey plc	100.00		United Kingdom		
Amey Highways Lighting (Manchester) Limited	AHL Holdings (Manchester) Ltd	100.00		United Kingdom		
Amey Highways Lighting (Wakefield) Limited	AHL Holdings (Wakefield) Ltd	100.00		United Kingdom		
Amey Holdings Limited	Amey plc	100.00		United Kingdom		
Amey Information Services Ltd	Amey plc	100.00		United Kingdom		
Amey Infrastructure Services Ltd	Amey plc	100.00		United Kingdom		
Amey Insurance Company PCC Limited	Amey plc	100.00		United Kingdom		
Amey Irish Facility Managers Ltd	Amey Business Services (Ireland) Ltd	25.00		Ireland		
Amey IT Services Ltd	Amey plc	100.00		United Kingdom		
Amey LUL 2 Limited	Amey Tube Limited	100.00		United Kingdom		
Amey LUL Limited	Amey plc	100.00		United Kingdom		
Amey Procurement Solutions Ltd	Amey plc	100.00		United Kingdom		
Amey Programme Management Limited	Amey plc	100.00		United Kingdom		
Amey Projects Ltd	Amey plc	100.00		United Kingdom		
Amey Properties Ltd	Amey plc	100.00		United Kingdom		
Amey Quest Limited	Amey plc	100.00		United Kingdom		
Amey Rail Ltd	Amey Infra Structure Services Ltd	100.00		United Kingdom		
Amey Railtech Limited	Amey Infra Structure Services Ltd	100.00		United Kingdom		
Amey Railways Holding Ltd	Amey plc	100.00		United Kingdom		
Amey Roads (North Lanarkshire) Ltd	Amey Infra Structure Services Ltd	66.67		United Kingdom		
Amey Services Ltd	Amey plc	100.00		United Kingdom		
Amey Technology Services Ltd	Amey plc	100.00		United Kingdom		
Amey Tramlink Ltd	Treasurepark Limited	100.00		United Kingdom		
Amey Tube Limited	JNP Ventures Ltd	100.00		United Kingdom		
Amey Ventures Investments Limited	Amey plc	100.00		United Kingdom		
Amey Ventures Ltd	Amey plc	100.00		United Kingdom		
Ameysis Limited	Amey plc	100.00		United Kingdom		
Basemerit Limited	Amey plc	100.00		United Kingdom		
BCN Data Systems Limited (PC)	Amey Information Services Ltd	50.00		United Kingdom		
Bushclose Ltd	Treasurepark Ltd	100.00		United Kingdom		
Comax Holdings Ltd	Amey plc	100.00		United Kingdom		
Comax Secure Business Services Ltd	Comax Holdings Ltd	100.00		United Kingdom		
Comax Services Ltd	Comax Holdings Ltd	100.00		United Kingdom		
Compactors Engineering (Hire) Limited	Amey plc	100.00		United Kingdom		
Compactors Engineering (Hire) Ltd	Amey plc	100.00		United Kingdom		
Crown Business Communications Ltd	MNN Holdings Limited	100.00		United Kingdom		
Crown Business Travel Ltd	Crown Business Communications Ltd	100.00		United Kingdom		
Crown Digital Broadcasting Ltd	Crown Business Communications Ltd	100.00		United Kingdom		
Crown Digital Services Ltd	Crown Business Communications Ltd	100.00		United Kingdom		
Crown Employee Benefit Trustee Ltd	MNN Holdings Ltd	100.00		United Kingdom		
Crown Multimedia Ltd	Crown Business Communications Ltd	100.00		United Kingdom		
EduAction (Waltham Forest) Limited (PC)	Amey plc	50.00		United Kingdom		
Firstpush Ltd	Amey plc	100.00		United Kingdom		
J F Donelon & Co (Ireland) Ltd	Amey 1321 Ltd	100.00		Ireland		
JNP Ventures 2 Limited	Amey Tube Limited	100.00		United Kingdom		
JNP Ventures Limited	Amey Ventures Ltd	100.00		United Kingdom		
Jubilee Rail Ltd	Amey LUL Ltd	50.00		United Kingdom		
Local Leisure Partnership Limited	Private company limited by guarantee without shares.	100.00		United Kingdom		
MNN Holdings Limited	Amey plc	51.00		United Kingdom		
Services Support (Avon & Somerset) Holdings Limited	Amey Ventures Investments Limited	20.00		United Kingdom		
Services Support (Avon & Somerset) Limited	Services Support (Avon & Somerset) Holdings Ltd	100.00		United Kingdom		
Tramtrack Croydon Limited	Amey Tramlink Ltd	10.00		United Kingdom		
Tramtrack Leasing Limited	Tramtrack Croydon Limited	100.00		United Kingdom		
Treasurepark Ltd	Amey Ventures Investments Limited	100.00		United Kingdom		
Tube Lines Limited (PC)	JNP Ventures 2 Limited	33.33		United Kingdom	740	17,960
Unity City Academy Trust	Company limited by guarantee	100.00		United Kingdom		
Wimco Ltd	Amey Railways Holding Ltd	100.00		United Kingdom		
Yarls Wood Immigration Limited	Amey Programme Management Ltd	50.00		United Kingdom		
TOTAL					28,214	27,979

(i) Remaining 2.5% owned by Grupo Ferrovial, S.A.
(ii) Another 2.97% is owned by Ferrovial Servicios, S.A, and 0.03% by Can am, S.A
(iii) Remaining 25% owned through Seguridad Vial, S.A
(iv) Remaining 80% owned by Sopovico with a net cost of 197 thousand euro
(v) *Remaining 98.65% owned by Sopovico with a net cost of 395 thousand euro*
(vi) Remainder owned by Seguridad Vial S.A

(NCND) not consolidated, no data

(PC) Proportionally consolidated

Annex V (continued)

Thousand euro

REAL ESTATE COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	CONSOLIDATED INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Ferrovial Inmobiliaria, S.A (a) (c.2)	Grupo Ferrovial, S.A (1)	99.92	133,238	Madrid	83,403	32,706
Lar 2000, S.A (a) (c.2)	Ferrovial Inmobiliaria, S.A (1)	99.99	22,156	Madrid	33,079	9,453
Nueva Marymontaña, S.A	Ferrovial Inmobiliaria, S.A	55.01	2,942	Madrid	-3,393	2,143
Promotora Residencial Oeste de Barcelona, S.L (a)	Ferrovial Inmobiliaria, S.A (1)	99.00	8,699	Madrid	9,219	2,319
Domovial, S.L	Ferrovial Inmobiliaria, S.A	100.00	150	Madrid	-68	3,938
Malilla 2000, S.A (PC) (I)	Ferrovial Inmobiliaria, S.A (ii)	48.00	642	Valencia	-101	-34
Mairena Desarrollo Inmobiliario, S.L (a)	Ferrovial Inmobiliaria, S.A (iii)	95.00	3,060	Madrid	999	1,978
Ferrovial Servicios Inmobiliarios, S.L (a) (c.2)	Ferrovial Inmobiliaria, S.A	100.00	22,246	Madrid	4,250	2,537
Ferrovial Inmobiliaria Canarias, S.L (a)	Ferrovial Inmobiliaria, S.A (iv)	99.00	28,599	Canary Is.	8,426	15,485
Fuenteberri, S.L	Ferrovial inmobiliaria S.L.(v)	37.23	52,439	S. Sebastián	4,154	-34
Promociones Bislar, S.A (a) (c.2)	Lar 2000, S.A (vi)	70.00	60	Madrid	14,789	590
Bislar, S.A (a) (c.2)	Lar 2000, S.A (1)	90.00	68	Madrid	1,702	1,690
Don Piso S.L (a) (c.2)	Ferrovial Servicios Inmobiliarios, S.L (ix)	99.74	1,158	Barcelona	3,918	1,578
Inmofema S.L.	Fuenteberri, S.L (x)	99.23	12.130	S. Sebastián	4,381	-472
Sector La Pilarica, S.L. (L)	Fuenteberri, S.L	100.00	10,842	Valladolid	-10,842	-121
Inmoherria, S.L.	Fuenteberri, S.L (viii)	50.00	3,313	S. Sebastián	-2,640	-1,069
MSF Recoletos 5, S.L	Ferrovial Inmobiliaria, S.A	100.00	139	Madrid	-385	-3
Atridaria, S.L.	Ferrovial Inmobiliaria, S.A	50.00	1,941	Madrid	0	-392
PORTUGAL						
Ferrovial 2000 Ltda. (c.2)	Ferrovial Inmobiliaria, S.A	100.00	18,583	Portugal	322	-455
Setecampos, S.A (IP) (H)	Ferrovial Inmobiliaria, S.A	50.00	6,146	Portugal	1,190	-4,241
THE NETHERLANDS						
Ferrovial Holding Holland, B.V	Ferrovial Inmobiliaria, S.A	100.00	19,468	The Netherlands	12,247	114
F.L.G Omega B.V (PC) (J)	Ferrovial Holding Holland B.V.	50.00	9,868	The Netherlands	-214	-27
Bendijar, S.L (c.2) (PC) (J)	F.L.G Omega B.V	50.00	1,691	Madrid	-456	-105
FGLG Omega 2, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	1,240	Madrid	-331	-104
FGLG Omega 3, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	922	Madrid	-245	-75
FGLG Omega 4, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	1,193	Madrid	-319	-124
FGLG Omega 5, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	1,193	Madrid	-316	-100
FGLG Omega 6,S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	922	Madrid	-268	-88
FGLG Omega 7, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	1,240	Madrid	-163	-104
FGLG Omega 8, S.L (c.2) (PC) (J)	F.L.G Omega B.V	100.00	1,252	Madrid	-177	-130
CHILE						
Ferrovial Inmobiliaria Chile Ltda. (c.5)	Ferrovial Inmobiliaria, S.A (i)	99.00	8,477	Chile	-3,044	-121
Habitaria, S.A (c.5) (PC) (K)	Ferrovial Inmobiliaria Chile Ltda.	50.00	11,666	Chile	-447	-759
Barrioverde S.A (c.5) (PC) (K)	Habitaria, S.A (vii)	99.99	743	Chile	1	36
TOTAL					**158,671**	**66,006**

(i) Remaining 1% owned by Grupo Ferrovial, S.A.
(ii) Further 7% owned by Promotora Residencial Oeste de Barcelona, S.L.
(iii) Remaining 5% owned through Promociones Bislar, S.A.
(iv) Remaining 0.1% owned by Promotora Residencial Oeste de Barcelona, S.L.
(v) The remainder is owned 23.38% by Ferrovial Holding Holland BV, 19.13% by Promotora Residencial Oeste de Barcelona, S.L and 20.26% by Inmofema, S.L
(vi) 30% of the remainder is owned by Bislar S.A with a net cost of 18 thousand euro
(vii) 0.005% is owned by Ferrovial Inmobiliaria Chile
(viii) Remaining 50% is owned by Inmofema, S.L. with a net cost of 1,655 thousand euro
(ix) Remainder owned by Ferrovial Inmobiliaria, S.A.
(x) The remainder is owned 0.006% by Ferrovial Holding Holland BV, 0.749% by Promotora Residencial Oeste de Barcelona, S.L and 0.016% by Ferrovial Inmobiliaria

(H) 50% owned by Realia Business, S.A.
(I) Owned 11.25% by Edificios de Valencia, S.A., 11.25% by Cabilga, S.A., 11.25% by Actura, S.L. and 11.25% by Maderas J.M. Ferrero Vidal, S.A.
(J) 50% owned by Donizzeti Offices, B.V.
(K) 50% owned by Grupo Lucksic
(L) Merged with Fuenteberri in January
(PC) Proportionally consolidated

TELECOMMUNICATIONS COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	CONSOLIDATED INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Ferrovial Telecomunicaciones, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	34,398	Madrid	28,065	121
TOTAL					**28,065**	**121**

(1) The remainder is owned by Can-am, S.A.
(2 The remainder is owned by Tecpresa, S.A.
(3) The remainder is owned by Ferrovial Agromán Chile, S.A.

(a) Companies included in consolidated tax group
(b) All the companies' financial statements are as of 12/31/03 except those marked
(PC) Proportionally consolidated

(c.1) Price Waterhouse Coopers
(c.2) Deloitte&Touche
(c.3) BDO Audiberia
(c.4) KPMG
(c.5) Ernst&Young
(c.6) Other auditors

Annex V (continued)
Associated companies

Thousand euro

CONSTRUCTION COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Getxo Kaia	Ferrovial Agromán, S.A	18.75	0	Bilbao		
Build2Edifica, S.A	Ferrovial Agromán, S.A	15.48	120	Madrid		
Bocagua, S.A (NCC)	Cadagua, S.A	49.00	0	Canary Is.		
Urbs Iudex Et Causi, S.A.	Ferrovial Agromán, S.A	22.00	2,064	Barcelona		
CHILE						
Talca-Chillán, Sociedad Concesionaria S.A	Constructora Delta Ferrovial Ltda.	13.14	1,885	Chile		
Talca-Chillán, Sociedad Concesionaria S.A	Ferrovial Agroman Empresa Constructora Limitada	0.14	32	Chile		
Autopista del Maipo Sociedad Concesionaria S.A.	Ferrovial Agroman Chile S.A.	0.000001	0	Chile		
POLAND						
Electromontanz Popznan	Budimex, S.A	30.78	3,100	Poland		
Autostrada Poludnie, S.A	Budimex, S.A	37.50	5,022	Poland		
ZRE Kraków Sp z.o.o	Budimex Dromex, S.A	26.61	605	Poland		
PPHU Promos Sp z.o.o.	Budimex Dromex, S.A	25.53	215	Poland		
Montin S.A	Budimex Nieruchomosci, Sp z.o.o.	81.88	10,018	Poland		
TOTAL					-	-

Thousand euro

INFRASTRUCTURE COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Europistas, C.E.S.A (c.1)	Cintra Concesiones de Infraestructuras de Transportes, S.A	32.48	23,779	Madrid	6,081	2,234
Túneles de Artxanda, S.A (c.2)	Cintra Concesiones de Infraestructuras de Transportes, S.A (i)	50.00	8,136	Bilbao	-299	-156
Inversora de Autopista del Sur, S.L (c.1)	Europistas, C.E.S.A	25.00	37,930	Madrid		
Autopista del Sol, C.E.S.A (c.1)	Europistas, C.E.S.A	10.00	14,216	Madrid		
Sociedad Municipal de Aparcamientos y Servicios	Cintra Aparcamientos S.A	24.50	3,757	Málaga	-98	497
Estacionamientos y Servicios Extremeños, S.A	Cintra Aparcamientos S.A	25.00	90	Badajoz	10	3
Infoser Estacionamientos A.I.E.	Dornier, S.A	33.33	60	Madrid	-5	17
Estacionamientos Urbanos de León, S.A	Dornier, S.A	43.00	452	León	135	215
CHILE						
Talca-Chillán, sociedad conceionaria S.A	Cintra Chile Ltda. (iii)	43.42	20,053	Chile	-3,981	1,584
AUSTRALIA						
Southern Cross Airports Corporation Holding (c.2)	Ferrovial Sydney Airport Investment Trust	19.60	235,278	Sydney	-59,755	-3,881
Southern Cross Airports Corporation (c.2)	Southern Cross Airports Corporation Holding	100.00		Sydney		
Sydney Airport Corporation Ltd. (c.2)	Southern Cross Airports Corporation Holding	100.00		Sydney		
TOTAL					-57,912	513

(i) Further 20% owned by Europistas, C.E.S.A
(ii) Further 8.5% owned by Dornier
(iii) Constructora Delta Ferrovial Limitada owns 13.1%, and Ferrovial Agromán E.C. 0.07%

Thousand euro

REAL ESTATE COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
THE NETHERLANDS						
MSF Madrid Holding B.V	Ferrovial Holding Holland B.V.	25.00	2,102	The Netherlands	-3,510	-9
MSF Lista 22, B.V	MSF Madrid Holding B.V	100.00	31	The Netherlands	164	
Recoletos 7-9, BV	MSF Madrid Holding B.V	25.00	24	The Netherlands	1,025	
PORTUGAL						
Promovial, Promoçao Inmobilaria Ltda.	Ferrovial Inmobiliaria, S.A	40.00	27	Portugal	-10	-1
CHILE						
Inmobiliaria Urbecentro Dos S.A (c.5)(d)	Habitaria, S.A	37.37	644	Chile	-1	-56
TOTAL					-2,332	-66

Annex V (continued)

Thousand euro

SERVICES COMPANIES	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Asoc. Estudio Tecnologías Equipamientos de Carreteras, S.A	Grupisa, S.A	9.23	57	Madrid	2	-5
Necrópolis de Valladolid	Sitkol, S.A	49.00	3,064	Valladolid		
Recollida de Residus D'Olsona, S.L.	Servicios Generales del Medio Ambiente, S.A.	45.00		Vic		
Ingeniería Urbana, S.A.	Servicios Generales del Medio Ambiente, S.A.	35.00		Alicante		
Reciclados y Compostaje Piedra Negra, S.A.	Cespa Ingenieria Urbana, S.A.	48.99		Alicante		
Companya Especial de Recuperacions i Recondicionaments, S.L.	Cespa Gestión de Residuos, S.A.	42.11		Barcelona		
Ecoparc del Mediterrani, S.A.	Cespa Gestión de Residuos, S.A.	40.00		Barcelona		
Valdemingomez S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	20.00		Madrid		
Centre de Tractament de *Residus d'Andorra*	Compañía Española . *de Servicios Públicos Auxiliares, S.A*	18.00		Andorra		
Centre de Tractament de Residus d'Andorra	Cespa Gestión de Residuos, S.A.	11.00		Andorra		
TOTAL					2	-5

TELECOMMUNICATIONS	Parent company	Stake	Net cost of holding	Location	Consolidated reserves	Attributable income
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
Grupo Corporativo ONO, S.A	Ferrovial Telecomunicaciones	10.65	44,831	Madrid		
TOTAL					-	-

(1) The remainder is owned by Can-am, S.A.
(2) The remainder is owned by Tecpresa, S.A.
(3) The remainder is owned by Ferrovial Agromán Chile, S.A.

(a) Companies included in consolidated tax group
(b) All the companies' financial statements are as of 12/31/03 except those marked (b)

(c.1) Price Waterhouse Coopers
(c.2) Deloitte&Touche
(c.3) BDO Audiberia
(c.4) KPMG
(c.5) Ernst&Young
(c.6) Other auditors
(d) Direct stake is 18.19%

(NCC) not consolidated; consolidated under Cadagua, S.A.

Annex VI

Grupo Ferrovial, S.A. and subsidiaries
Intragroup accounts payable and receivable

Thousand euro

Accounts payable	Corporation	Construction excl. Budimex	Boremer	Infrastructure	Real Estate	Services excl. Amey	Amey	Telecomm.	Total
Corporation	27,656			7,494	380,488	648,955		29,246	1,093,839
Construction	1,162,753		1,146	6,436					1,170,335
Construction excluding Budimex	1,162,753		1,146	6,436					1,170,335
Boremer									-
Infrastructure	5,977	3,241							9,218
Real Estate		655							655
Services	49	912					34,454		35,415
Services excluding Amey									-
Amey									-
Group adjustments									-2,241,321
Other division adjustments	-27,652		-1,146				-34,454		-2,304,573
TOTAL									4,889

Accounts payable	Corporation	Construction excl. Budimex	Boremer	Infrastructure	Real Estate	Services excl. Amey	Amey	Telecomm.	Total
Corporation	7,053	1,162,730		7,029					1,176,812
Construction	121	2,220							2,341
Construction excluding Budimex	121								121
Boremer		1,146							1,146
Budimex Group		1,074							1,074
Infrastructure	7,614	6,886							14,500
Real Estate	379,570								379,570
Services	639,613	16,482				35,028			691,123
Services excluding Amey	639,613	16,482							656,095
Amey						35,028			35,028
Telecommunications	29,096								29,096
Group adjustments									-2,241,321
Other division adjustments	-7,053	-2,220				-35,028			-2,285,622
TOTAL									7,819

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 902 021 111
Fax +34 913 083 566

A free translation of the report on the consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Grupo Ferrovial, S.A.

We have audited the consolidated annual accounts of Grupo Ferrovial, S.A. and Subsidiaries (Ferrovial Group), consisting of the consolidated balance sheet as of December 31, 2004, the consolidated statement of income and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the parent company of the consolidated group. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination on a test basis of the evidence supporting the consolidated annual accounts and an evaluation of their presentation, the accounting principles applied and the estimates made. Our work did not include the examination of the financial statements of certain subsidiaries and associated companies whose assets and income represented 28% and 22%, respectively, of the related consolidated figures. The financial statements of these companies were audited by other auditors, and our opinion as expressed in this report on the consolidated annual accounts of the Ferrovial Group is based, with respect to the ownership interests in these companies, solely on the reports of the other auditors. These companies and their respective auditors are listed in Appendix V to the notes to the consolidated annual accounts referred to above.

In accordance with Spanish corporate law, the parent company's Directors has presented, for comparative purposes only, for each item of the consolidated balance sheet and consolidated statement of income, the corresponding amounts for the previous year as well as the amounts for 2004. Our opinion refers solely to the 2004 consolidated annual accounts. On February 27, 2004 we issued our audit report on the 2003 consolidated annual accounts, in which we expressed an unqualified opinion.

In our opinion, based on our audit and on the report of the other auditors mentioned in paragraph 1 above, the 2004 consolidated annual accounts referred to above present, in all material respects, a true and fair view of the net worth and the consolidated financial situation of the Ferrovial Group as of December 31, 2004, and of the results of its operations for the year then ended, and contain all the information necessary for their interpretation and comprehension in accordance with generally accepted accounting principles and standards in Spain applied on a consistent basis with that of the preceding year.

The accompanying consolidated Directors' Report for 2004 contains the information that the parent company's Directors consider appropriate about the Group's position, the evolution of its business and of other matters and does not form an integral part of the consolidated annual accounts. We have checked that the accounting information contained in the aforementioned Directors' Report is consistent with that of the consolidated annual accounts for 2004. Our work as auditors is limited to checking the Directors' Report within the scope already mentioned in this paragraph and it does not include a review of any information other than that obtained from the group companies' accounting records.

PricewaterhouseCoopers Auditores, S.L.

Lorenzo López Álvarez
Partner

February 25, 2005

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

11-year series of financial information

CONSOLIDATED INCOME STATEMENT

Thousand euro

	2004	2003	2002	2001	2000	1999	1998(1)	1997	1996	1995	1994
NET REVENUES	7,268.2	6,025.9	5,040.2	4,240.0	3,597.6	2,645.0	2,383.0	1,940.0	1,593.0	1,191.0	810.6
Other revenues	151.8	265.8	40.6	53.8	38.0	100.0	103.0	20.0	67.0	60.0	37.9
Total operating revenues	7,420.0	6,291.7	5,080.8	4,293.8	3,635.6	2,745.0	2,486.0	1,960.0	1,660.0	1,251.0	848.5
Operating expenses	4,811.9	4,322.1	3,766.2	3,208.4	2,806.0	2,074.9	1,906.5	1,516.3	1,245.4	972.7	636.6
Personnel expenses	1,539.1	1,083.8	663.1	543.9	469.3	391.0	375.0	317.0	270.0	222.0	156.6
EBITDA	1,069.0	885.8	651.5	541.5	360.3	279.1	204.5	126.7	144.6	56.3	55.3
Provisions, depreciation and amortisation	303.3	270.9	166.5	152.5	89.1	85.0	81.0	75.0	103.0	35.0	22.5
EBIT	765.7	614.9	485.0	389.0	271.2	194.1	123.5	51.7	41.6	21.3	32.8
Financial result	-83.2	-71.8	-24.7	-65.6	-8.6	7.8	-19.7	17.7	14.6	12.9	11.7
Share in income of equity-accounted affiliates	11.0	4.8	12.4	10.5	11.8	7.9	6.1	2.8	7.4	3.9	-1.2
Amortization of goodwill in consolidation	-76.4	-44.2	-24.0	-10.2	-8.2	-3.0	-2.8	---	-25.7	-3.1	---
INCOME FROM ORDINARY ACTIVITIES	617.2	503.6	448.7	323.7	266.2	206.8	107.1	72.2	38.3	34.4	43.3
Extraordinary income	295.1	102.5	235.6	25.0	-29.8	-12.2	7.0	26.3	20.4	-7.5	-18.0
INCOME BEFORE TAXES	912.2	606.1	684.3	348.7	236.3	194.3	114.1	98.5	58.7	26.9	25.3
Company tax	-267.2	-156.6	-207.3	-112.0	-56.8	-66.1	-22.1	-27.5	-10.0	-10.7	-4.8
Minority interests	-88.2	-108.9	-21.2	-18.4	-20.4	-17.5	-5.4	-1.0	0.3	1.0	-0.1
ATTRIBUTABLE NET INCOME	556.8	340.6	455.8	217.9	158.7	110.7	86.4	70.0	49.0	17.2	20.4

(1) Proforma data

CONSOLIDATED BALANCE SHEET

Thousand euro

ASSETS	2004	2003	2002	2001	2000	1999	1998(1)	1997	1996	1995	1994
Due from shareholders for uncalled capital	5	9	12	5							
FIXED ASSETS	7,601	6,920	5,754	5,781	4,864	4,017	1,402	538	609	428	371
Start-up expenses	9	11	9	6	9	10	1	1	1	2	
Intangible assets	184	202	148	177	190	175	167	27	17	15	10
Tangible fixed assets	6,438	5,818	4,878	4,907	3,910	3,316	891	98	145	151	91
Long-term financial investments	966	874	671	624	691	514	341	410	444	259	269
Shares of the parent company	3	15	47	68	64	2	2	2	2	1	2
GOODWILL IN CONSOLIDATION	1,237	1,271	356	222	156	55	58	---	---	28	
DEFERRED EXPENSES	1,378	1,194	875	753	795	428	28	10	1	1	
CURRENT ASSETS	6,430	5,163	4,272	4,213	3,000	2,418	2,107	1,670	1,249	1,113	759
Inventories	1,578	1,442	1,214	1,022	737	463	365	262	247	214	164
Debtors	2,742	2,561	1,982	1,879	1,622	1,538	1,254	1,006	853	695	414
Cash and cash equivalents	2,032	1,099	1,014	1,252	621	388	472	392	142	197	180
Accrual adjustments	78	61	63	60	20	29	16	10	7	7	1
TOTAL ASSETS	16,646	14,552	11,267	10,981	8,821	6,918	3,595	2,218	1,859	1,570	1,130

LIABILITIES											
SHAREHOLDERS' EQUITY	2,253	1,754	1,495	1,198	1,050	928	589	522	456	352	338
MINORITY INTERESTS	1,237	908	774	425	400	311	68	12	6	4	1
DEFERRED REVENUES	234	145	69	52	54	39	25	6	8	8	7
PROVISIONS FOR CONTINGENCIES AND EXPENSES	486	424	289	105	87	54	31	28	35	16	13
LONG-TERM DEBT	7,496	6,016	4,817	5,641	4,417	3,142	674	83	103	23	10
Payable to credit institutions	3,558	2,538	1,462	1,919	1,583	1,503	560	20	13	8	8
Other debt	3,931	3,471	3,355	3,722	2,817	1,635	83	7	17	14	2
Uncalled capital	8	7	0	1	18	4	31	56	73	1	0
CURRENT LIABILITIES	4,932	5,295	3,814	3,552	2,809	2,444	2,208	1,567	1,251	1,167	762
Payable to credit institutions	458	928	353	258	270	202	292	30	20	22	23
Debentures and other debts	4,111	4,078	3,272	3,131	2,438	2,110	1,824	1,453	1,157	1,086	708
Operating provisions	315	255	150	91	67	85	82	74	66	53	27
Accrual adjustments	48	35	39	72	34	47	10	10	8	6	5
NEGATIVE DIFFERENCE IN CONSOLIDATION	8	9	9	8	4						
TOTAL ASSETS	16,646	14,552	11,267	10,981	8,821	6,918	3,595	2,218	1,859	1,570	1,130



Annual
Corporate Governance Report

INTRODUCTION

Since the IPO in May 1999, Ferrovial has regulated its corporate governance and the principles for the actions, organisation and performance of its Board of Directors, and it has established measures to ensure a high level of transparency and introduce codes of conduct to ensure there is no interference in the company's performance in the securities markets.

The rules are contained in the Board of Directors Regulation and the Internal Code of Conduct, which have been modified when necessary in order to adapt to legal requirements or corporate governance recommendations. On 25 July 2003, the Board of Directors approved the new text of both regulations.

The company also approved a Shareholders' Meeting Regulation in 2004.

Ferrovial has also published an annual corporate governance report since its stock market debut:

- Initially, the Company disclosed its compliance with the recommendations contained in the "Report by the Special Commission to study an ethical code for Boards of Directors" (the Olivencia Report).

- In 2003, Ferrovial published the corporate governance report on 2002, explaining its compliance with the recommendations of the "Report by the Special Commission to foster transparency and security in the markets and in listed companies" (the Aldama Report).

- In 2004, the Company published the 2004 corporate governance report detailing its compliance with Law 26/2003, dated 17 July, which amended the Securities Market Law and the Spanish Corporations Law in order to reinforce listed companies' transparency, and its implementing regulations.

- The Board of Directors of Grupo Ferrovial, S.A. has approved the 2004 corporate governance report in line with the Comisión Nacional del Mercado de Valores's official form which, after notifying the latter, was published and is available on the company's web site (www.ferrovial.com). The official form expands on the information contained in the following chapters.

A. Ownership structure

I. SHARE CAPITAL

Grupo Ferrovial, S.A.'s share capital amounts to 140,264,743 euros, divided into 140,264,743 shares each with a nominal value of one (1) euro. All the shares are of the same class and series.

The latest change in share capital was a reduction of 1,867,404 euro through the redemption of 1,867,404 own shares each with a nominal value of one (1) euro, based on a resolution by the Shareholders' Meeting dated 31 March 2000.

II. SIGNIFICANT AND CONTROLLING STAKES

Based on the information provided to the Company, at 31 December 2004 the owners of significant stakes in Grupo Ferrovial, S.A. were those listed in the next table:

	Number of shares	% of share capital
Portman Baela, S.L.	56,857,651	40.536
Casa Grande de Cartagena, S.L.	24,932,449	17.775

According to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself, on 25 November 2004 the concerted family group formed by Rafael del Pino y Moreno and his children (María, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo) indirectly controlled (through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.) 58.311% of Grupo Ferrovial, S.A.'s share capital.

III. STAKES OWNED BY THE DIRECTORS

At 31 December 2004, the combined holdings of the Directors, including those corresponding to significant shareholders, amounted to 82,428,003 shares, i.e. 58.766% of capital.

The Board of Directors' stakes are broken down as follows:

	Shares		
	Direct	Indirect	% of capital
Rafael del Pino y Calvo-Sotelo (*)	3,238	---	0.002
Santiago Bergareche Busquet	604,285	---	0.431
Jaime Carvajal Urquijo	9,209	390	0.007
Joaquín Ayuso García	3,779	---	0.003
Fernando del Pino y Calvo-Sotelo (*)	2,996		0.002
PORTMAN BAELA, S.L., represented by Eduardo Trueba Cortés	58,857,651	---	40.536
CASA GRANDE DE CARTAGENA, S.L., represented by María del Pino Calvo-Sotelo (*)	24,932,449	---	17.775
Juan Arena de la Mora	3,734	---	0.003
Santiago Eguidazu Mayor	3,100	891	0.003
Gabriele Burgio	3,229	---	0.002
José María Pérez Tremps	3,052	---	0.002

(*) As stated in the section above, those Directors/representatives of Directors are part of the family group who indirectly control 58.311% of share capital, through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.

The combined holdings of the Board of Directors, excluding those corresponding to significant shareholders, amounted to 637,903 shares, i.e. 0.455% of capital.

IV. STOCK OPTIONS

At 31 December 2004, the Company's executive directors owned the following stock options. Those stock options were allocated to them as a result of the remuneration system explained in Section B (Administrative Structure), which describes information such as the premium of one (1) euro per share charged to the beneficiary.

	Stock options	Number of equivalent shares	% of share capital
Rafael del Pino y Calvo-Sotelo	300,000	300,000	0.214
Joaquín Ayuso García	300,000	300,000	0.214
José María Pérez Tremps	130,000	130,000	0.093

V. SHAREHOLDERS' AGREEMENTS AND CONCERTED ACTIONS

The Company is not aware of any shareholders' agreements that regulate the exercise of voting rights at Shareholders' Meetings or which restrict or condition the free transfer of Company shares.

According to the notification to the CNMV and to the Company on 25 November 2004, and for the purposes of the provisions of Royal Decree 377/1991, a tacit agreement for concerted action is presumed to exist between PORTMAN BAELA, S.L. and CASA GRANDE DE CARTAGENA, S.L., since the aforementioned family group controls both of them.

VI. RELATIONS BETWEEN OWNERS OF SIGNIFICANT STAKES AND THE COMPANY AND AMONG THE OWNERS THEMSELVES

In addition to the family relations described in the preceding section, Portman Baela, S.L. and Casa Grande de Cartagena, S.L. are members of the Board of Directors of Grupo Ferrovial, S.A.

Rafael del Pino y Moreno, the Company's founder, is also its Honorary President.

Rafael del Pino y Calvo-Sotelo has been the Chairman of Grupo Ferrovial, S.A. since 2000 and is a Director. Fernando and María del Pino y Calvo-Sotelo are also Directors. The latter represents Casa Grande de Cartagena, S.L.

Leopoldo del Pino y Calvo-Sotelo is the CEO of subsidiary Cintra Aparcamientos, S.A.

VII. OWN SHARES

1. Own shares

Own shares accounted for 0.148% of capital at 31 December 2004, down from 0.828% at 31 December 2003.

In 2004, there were no significant changes in own shares, in accordance with the meaning given in Royal Decree 377/1991, dated 15 March.

The aforementioned percentage at 31 December 2004 represents 83,531 directly owned shares and 123,477 indirectly owned shares. The average acquisition cost was 15.50 euro per share.

Transactions with own shares amounted to a net result of 16,006 thousand euro.

2. Shareholders' Meeting authorisation

On the date of this report, the authorisation to acquire own shares granted to the Board of Directors by the Shareholders' Meeting on 26 March 2004 was in force. Its full text is available on Ferrovial's web site (www.ferrovial.com).

3. Own shares: policy and rules

a) Powers of the Board of Directors.

In accordance with article 8 of the Board Regulation, the Board of Directors shall determine the Company's policy on own shares, subject to the powers obtained at the Shareholders' Meeting.

b) Transactions with own shares.

The Internal Code of Conduct of Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the Securities Markets establishes that the policy on own shares, as determined by the Board of Directors, shall be aimed at ensuring that the purchase and sale of own shares do not distort the process of market price discovery, and it regulates the action guidelines in detail.

The Company's Chief Financial Official is responsible for executing the specific acquisition plans and supervising ordinary transactions with the Company's shares.

The acquisition of the Company's own shares for subsequent transfer to the beneficiaries of plans involving the delivery of shares and of stock option plans approved by the Board of Directors are performed considering the particular features of this type of operation and in the form approved in those plans.

4. Information on own shares

Ferrovial provides information about own shares and their average acquisition price on its corporate web site, www.ferrovial.com; this information is updated every month.

VIII. LEGAL AND BYLAW RESTRICTIONS ON VOTING RIGHTS AND ON BUYING AND SELLING SHARES

There are no restrictions on the exercise of voting rights or on the acquisition or sale of stakes in share capital.

The Spanish Corporations Law establishes limits on voting by shareholders in default.

B. Administrative structure

I. COMPOSITION OF THE BOARD OF DIRECTORS

1. Members of the Board of Directors

The Bylaws and the Regulation state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external Directors includes proprietary Directors and independent Directors, with a significant proportion of the latter.

In 2004, the Board of Directors consisted of eleven members (between the minimum of six and maximum of fifteen permitted by the Bylaws).

The composition of the Board of Directors of Grupo Ferrovial, S.A. did not change in 2004 and it comprises the following directors:

Chairman and CEO	
Rafael del Pino y Calvo-Sotelo	Executive and proprietary
First Vice-Chairman	
Santiago Bergareche Busquet	Independent (*)
Second Vice-Chairman	
Jaime Carvajal Urquijo	Independent
CEO	
Joaquín Ayuso García	Executive
Directors	
Fernando del Pino y Calvo-Sotelo	Proprietary
PORTMAN BAELA S.L. represented by Eduardo Trueba Cortés	Proprietary
CASA GRANDE DE CARTAGENA S.L. represented by María del Pino y Calvo-Sotelo	Proprietary
Juan Arena de la Mora	Independent
Santiago Eguidazu Mayor	Independent
Gabriele Burgio	Independent
Director and Secretary	
José María Pérez Tremps	Executive

(*) External until 17 December 2004.

Each director's status, based on the definitions contained in the Board Regulation, is indicated beside his/her name:

Executive directors: The Managing Directors of Grupo Ferrovial, S.A. and all the directors of the Company who hold an executive or management position in the Company or in its subsidiaries and, in any case, those who have a stable contractual relationship of a civil, labour, mercantile or similar type with the Company or its subsidiaries other than their position as director, and those with any decision-making capacity relating to some part of the Company's or group's business through stable delegations or empowerments granted by the Board or other echelons of the Company or its subsidiaries.

External or non-executive directors: Directors who are not executive directors in accordance with the preceding definition.

Proprietary directors: Directors of Grupo Ferrovial, S.A. who are proposed by shareholders, individually or in group, owning a stable holding in the share capital which, regardless of whether or not it entitles them to a seat on the governing body, the Board believes is sufficiently significant, taking account of the holdings by non-stable shareholders in the Company, to appoint them or propose their appointment to the Shareholders' Meeting.

Independent directors: External directors of acknowledged professional prestige who may contribute their experience and knowledge to corporate governance and, although they are not executive or proprietary, are appointed as directors because they meet the conditions determined in this Regulation.

In any case, independent directors must not:

- Have or have recently had a stable, direct or indirect relationship: (i) of a professional, employment or commercial nature; (ii) that is significant in terms of the amount or nature of the provided services; (iii) with Ferrovial, the proprietary directors or companies whose interests they represent, credit institutions that participate in the financing of Ferrovial, or organizations that receive economic contributions from Ferrovial.
- Be a director of another company that has proprietary directors in the Company.
- Be related up to the third degree of consanguinity or second degree of affinity or be linked in any other way of similar significance to executive directors, proprietary directors or members of the Company's senior management.
- Directly or indirectly own over 2% of the Company's capital.

If any of the independent directors, or any persons proposed as such, are subject to any of the circumstances described above, the Board of Directors may consider an exemption based on a report by the Nomination and Remuneration Committee, disclosing the circumstance in the annual report.

2. Profile of the independent directors

- Santiago Bergareche Busquet
  - Member of the Board of Directors since 1999
  - Degree in Economics and Law (Deusto Commercial University)
  - Non-executive Chairman of Dinamia, S.A.
  - Director of Vocento
  - Former CEO of Grupo Ferrovial, S.A. and Chairman of Agromán, S.A.

- Jaime Carvajal Urquijo
  - Member of the Board of Directors since 1999
  - Law Degree (Madrid) and M.A. in Economics (Cambridge University, UK)
  - Chairman of Advent Internacional (España), Ericsson España, S.A.. ABB, S.A. and Parques Reunidos, S.A., and Director at Lafarge Asland, Aviva and Solvay Ibérica
  - Former Chairman of Ford España, S.A.

- Juan Arena de la Mora
  - Member of the Board of Directors since 2000
  - PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School)
  - Director of Bankinter since 1987 and CEO since 1993
  - Chairman of Bankinter since 2002

- Santiago Eguidazu Mayor
  - Member of the Board of Directors since 2001
  - Degree in Economics and Business
  - Civil Service Economist and Trade Expert
  - Chairman of Nmás1
  - Formerly partner, CEO and Vice-Chairman of AB Asesores and Vice-Chairman of Morgan Stanley Dean Witter

- Gabriele Burgio
  - Member of the Board of Directors since June 2002
  - Degree in Law and MBA by Insead (Fontainebleau)
  - Executive Chairman of NH Hoteles since 1999
  - Former CEO of Cofir, he worked for Bankers Trust in New York and for Manufacturers Hanover in Italy

3. Officers of the Board of Directors

- Chairman

  Since 1992, the company's top executive has been Rafael del Pino y Calvo-Sotelo. On 29 June 2000, the Board of Directors resolved to appoint Rafael del Pino y Calvo-Sotelo Chairman of the Board of Directors.

- Vice-Chairmen

  The current Vice-Chairmen of the Board of Directors are not executives.

- Chief Executive Officer

  The Company appointed a CEO in February 1999, who has been granted all the Board's powers except for those that cannot be delegated by law or the company's bylaws.

- Director and Secretary

  The Board Secretary is also a Director. His mission is to supervise the formal and material legality of the Board of Directors' actions and to ensure that the procedures and rules of governance are respected and regularly revised.

4. Offices held by the members of the Board of Directors in other Ferrovial Group companies

Director	Position	Company
Rafael del Pino y Calvo-Sotelo Chairman	Chairman	Cintra Concesiones de Infraestructuras de Transporte S.A Ferrovial Infraestructuras S.A. Ferrovial Aeropuertos S.A.
Santiago Bergareche Busquet First Vice-Chairman	Director	Ferrovial Aeropuertos S.A. Ferrovial Infraestructuras S.A.
Joaquín Ayuso García CEO	Chairman and CEO	Ferrovial-Agroman, S.A. Ferrovial Inmobiliaria S.A. Ferrovial Servicios S.A. Ferrovial Telecomunicaciones S.A.
	Vice-Chairman	Cintra Concesiones de Infraestructuras de Transporte S.A.
	CEO	Ferrovial Infraestructuras S.A. Ferrovial Aeropuertos S.A
José María Pérez Tremps Director and Secretary	Director	Amey UK Plc. Amey Plc. Cintra Concesiones de Infraestructuras de Transporte S.A. Ferrovial Agromán S.A. Ferrovial Infraestructuras S.A. Ferrovial Aeropuertos S.A. Ferrovial Inmobiliaria S.A. Ferrovial Servicios S.A. Ferrovial Telecomunicaciones S.A. Autopista del Sol S.A. Autopista Madrid Levante S.A. Autopista Madrid Sur S.A. Inversora de Autopistas del Sur. Inversora de Autopista Madrid Levante S.A.
	Joint administrator Director	Ferrovial Inversiones S.A. Habitaria Cintra Concesiones de Infraestructuras de Transporte de Chile Limitada

5. Offices held by the members of the Board of Directors in other companies listed in Spain

- Rafael del Pino y Calvo-Sotelo: Independent Director at Banesto.
- Santiago Bergareche Busquet: Non-executive Chairman of Dinamia, S.A.
- Juan Arena de la Mora
  - Chairman of the Board of Directors of Bankinter, S.A.
  - Independent Director at Telefónica, Publicidad e Información, S.A.
- Gabriele Burgio
  - Chairman of NH Hoteles, S.A.
  - Non-executive Chairman of Sotogrande, S.A.

- José María Pérez Tremps
  - Director at Europistas Concesionaria Española, S.A.

6. Board members who are also directors or executives of companies with significant stakes in the Company

- Rafael del Pino y Calvo-Sotelo
  - CEO of Portman Baela, S.L.
  - Director at Casa Grande de Cartagena, S.A.

- María del Pino y Calvo-Sotelo (representing CASA GRANDE DE CARTAGENA, S.L.)
  - Vice-Chairwoman and General Manager of Portman Baela, S.L.
  - Vice-Chairwoman of Casa Grande de Cartagena, S.L.

- Eduardo Trueba Cortés (representing Portman Baela, S.L.)
  - CEO of Casa Grande de Cartagena, S.L.

7. Stakes of board members in companies with the same, similar or complementary activities to Grupo Ferrovial's corporate purpose. Positions or functions

Article 127 ter, paragraph 4 of the Corporations Law, amended by Law 27/2003, dated July 18, on changes to the Securities Market Law and to the Corporations Law to reinforce the transparency of listed companies, imposes on directors the duty to notify the Company of stakes they own in companies activities that are the same, analogous or complementary to its corporate purpose, and their positions or functions in them, and the performance for their own account or for third parties of activities that are the same, analogous or complementary to the Company's corporate purpose:

At 31 December 2004, this information was as follows:

<u>Stakes:</u>

- In subsidiary Cintra, Concesiones de Infraestructuras de Transporte, S.A.
  - Joaquín Ayuso García: 0.0012 %
  - Santiago Eguidazu Mayor: 0.0016%
  - José María Pérez Tremps: 0.0007%

- Santiago Bergareche Busquet:
  - 0,003% en Fomento de Construcciones y Contratas S.A. (Construcción)
  - 0,00283% en el capital social de Acciona S.A. (Construcción)

- POLÁN, S.A., which has ownership links with persons who belong to the controlling family group referred to in the section on Ownership Structure.
  - 5.218% in Grupo Inmocaral, S.A. (Real Estate)

The Board of Directors meeting on 30 October 2003 addressed this acquisition.

<u>Positions or functions (excluding positions in Group companies)</u>

- POLÁN, S.A.: Director of Grupo Inmocaral, S.A.

<u>Performance for own or for third party account</u>

No information has been received regarding this matter.

8. Other information

The Company was informed in 2003, and reported it in the 2003 corporate governance report, of the investment made by Casa Grande De Cartagena, S.L. in an investment company created by Nmás1, whose Executive Chairman is an independent director of Ferrovial, Santiago Eguidazu Mayor. This was notified to the Board of Directors which, in view of the nature of the brokerage services provided by Nmás1 and the amount of fees that is likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulation. The votes were made with the abstention of the interested party, Mr. Eguidazu Mayor.

II. REMUNERATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

1. Process to establish the remuneration for Board of Directors members (Board of Directors Regulation).

The Nomination and Remuneration Committee proposes the system and annual amount of directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, where legally necessary, by the Shareholders' Meeting.

2. Bylaws and regulations governing directors' remuneration

Article 25 of the Company Bylaws regulates directors' remuneration:

1. *"For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any give year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.*

   Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

2. *The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each director in the Board's tasks.*

3. *The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.*

4. *The Company may arrange third-party liability insurance for its directors."*

Additionally, article 31 of the Board of Directors Regulation states:

- To calculate the percentage of Board remuneration over the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.
- The Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

3. Remuneration system for the Board of Directors in 2004

a) Bylaw-mandated remuneration (per diems and attendance)

The 2004 system, approved by the Board of Directors after a report by the Nomination and Remuneration Committee, consists of per diems and bylaw-mandated fixed annual remuneration for all the directors amounting to 1,200,000 euro, provided that it is within the maximum limit of 3% of the year's consolidated earnings attributable to the company (in accordance with article 25 of the Bylaws), once the financial statements are approved.

That amount is settled as follows:

- PER DIEMS: Allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees:
  - 3,250 euro gross for attending a meeting of the Board of Directors;
  - 2,000 euro gross for attending a meeting of the Executive Committee;
  - 1,500 euro gross for attending a meeting of the Audit and Control Committee or the Nomination and Remuneration Committee.
  - The allowance for the Chairmen of the three committees (Executive, Audit and Control, and

Nomination and Remuneration) was double the amount established for the other members.

- DISTRIBUTION OF REMAINDER: Per diems are deducted from the fixed amount that was established, 1,200,000 euro, leaving 607 thousand euro. That remainder was divided into 13, applying to the resulting quotient the following factors in the allocation of individual amounts: Board Chairman: *2; First Vice-Chairman *1.75; Second Vice-Chairman *1.25 and other Board members *1.

- The amounts[1] accrued by each Director are as follows:

	Per diems of Board, Executive Committee and Advisory Committees	Allocation of remainder	Total
Rafael del Pino y Calvo-Sotelo	69,750	93,384.62	163,134.62
Santiago Bergareche Busquet	75,750	81,711.54	157,461.54
Jaime Carvajal Urquijo	62,750	58,365.38	121,115.38
Joaquín Ayuso García	55,750	46,692.31	102,442.31
Fernando del Pino y Calvo-Sotelo	54,500	46,692.31	101,192.31
Portman Baela S.L.	32,500	46,692.31	79,192.31
Casa Grande de Cartagena S.L.	40,000	46,692.31	86,692.31
Juan Arena de la Mora	47,500	46,692.31	94,192.31
Santiago Eguidazu Mayor	56,750	46,692.31	103,442.31
Gabriele Burgio	40,000	46,692.31	86,692.31
José María Pérez Tremps	57,750	46,692.31	104,442.31
TOTAL	**593,000**	**607,000.00**	**1,200,000.00**

The sum of the bylaw mandated remuneration, including per diems, of all the members of the Board of Directors accounts for 0.216% of profit attributed to the parent company (excluding the net profit attributable to the Cintra IPO, that percentage would be 0.349%).

- REMUNERATION ALLOCATED TO BUYING COMPANY SHARES: In 2004, the obligation to allocate directors' remuneration (per diems and bylaw-mandated) to acquiring company shares was maintained, although the Board of Directors changed the obligatory system at its 26 March 2004 meeting so that the shares acquired in a given calendar year can be sold by the interested party three full years after the purchase.

b) Remuneration of executive directors

In addition to the per diems and bylaw-mandated remuneration received as Directors, the three executive Directors accrued the following remuneration in 2004:

	Thousand euro
Fixed remuneration	1,411
Variable remuneration	2,113
Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price [see section 5]	5,299

c) Remuneration for belonging to other governing bodies of group, multigroup or associated undertakings.

The executive and external Directors of Grupo Ferrovial, S.A. who are also members of the governing bodies of other group, multi-group or associated undertaking received a combined total of 94 thousand euro.

d) Pension funds and plans or life insurance premiums.

In 2004, no amounts were paid in favour of former or current members of the Company's Board of Directors in connection with pension funds or plans. Also, no obligations for these items were arranged in the year.

The Company has arranged death benefit insurance policies; in 2004, it paid 6,000 euro for policies to cover the executive Directors.

No contributions were made or obligations arranged in terms of pension funds and plans for company directors who belong to the boards of directors and/or senior management of group, multigroup or associated companies. No life insurance premiums were paid.

e) Advances and loans.

At 31 December 2004, the Company had not provided any advances or loans to its directors as such or in their status as directors and/or senior management of group, multigroup or associated companies.

4. Remuneration of senior management

The Senior Management of the Company, who report immediately to the Chairman or the Chief Executive Officer, jointly accrued during financial year 2004 the following remuneration:

	Thousand euro
Fixed remuneration	1,957
Variable remuneration	1,279
Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price [see section 5]	7,708
Remuneration as members of governing bodies of other group companies, multigroup or associated undertakings	44
Insurance premiums	8

(1) The bylaw-mandated remuneration actually paid to the Board of Directors in 2004 amounted to 1,148 thousand euro.

Senior managers received loans totalling 650 thousand euro.

The remuneration is payable to the persons holding the following positions:

- Chief Financial Officer
- General Manager of Human Resources
- General Manager of Construction
- General Manager of Infrastructure, although this includes only the fixed remuneration and the insurance premiums until 1 October 2004, when Cintra Concesiones de Infraestructuras de Transporte, S.A. began to pay his remuneration.
- General Manager of Real Estate
- General Manager of Services
- Manager of External Relations and Communication
- Audit Manager
- Manager of Quality and Environment

Remuneration for senior managers who are also executive directors is not included since it is indicated above.

5. Remuneration system linked to the share price (2000/2001)

A system of remuneration linked to the value of the Company's shares is provided for the Senior Management of the Company, including the members of the Board of Directors with executive duties. At 31 December 2004, the rights allocated to executive directors over 267,516 shares and those allocated to the other senior managers over 250,764 shares were in force.

This system results from the execution of the resolutions adopted by the Board of Directors which were approved by the Shareholders' Meetings on 31 March 2000 and 30 March 2001. The maximum number of shares for the purposes of calculating the directors' remuneration authorised by the General Shareholders' Meeting is 1,702,647, equivalent to 1.213% of share capital.

This system consists of granting the right to receive the amount by which the share price appreciates between the date the right is granted and the date it is exercised, which must be between three and six years after the date the right was granted. This right and the specific amount to be received is conditional upon attainment of a minimum rate of return on consolidated equity.

The Comisión Nacional del Mercado de Valores was duly informed of the approval of the system and the rights assigned to each beneficiary.

At 31 December 2004, that system resulted in the payment of the amounts stated in the section on "Stock options and/or financial instruments" in the tables on remuneration of executive directors and senior managers.

The share price appreciated 189% between 31 December 2000 and 31 December 2004.

In order to offset the possible impact on the company's net worth of exercising those (or other) remuneration systems, the company arranged equity swaps with financial institutions to ensure that, when the remuneration had to be paid, the company would receive an amount equal to the share appreciation, so the remuneration payments have not had any impact on company earnings.

6. Stock options plan (2004)

On 26 March 2004, the Shareholders' Meeting approved a stock options plan applicable to Board members with executive functions and to senior managers directly answerable to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the average share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is 1 euro per share.

In order to hedge future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The Comisión Nacional del Mercado de Valores was informed of the system on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

7. Other information on remuneration

Eight of the contracts between the company and senior managers, including two executive directors, envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to seven senior managers. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

- A senior manager leaves by mutual agreement upon reaching a certain age.
- Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
- Death or disability of a senior manager.

To cover this incentive, the company makes annual contributions to a group savings insurance policy, in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager. The amount paid for this item in 2004 totalled 1,517 thousand euro.

III. COMPOSITION OF BOARD COMMITTEES

1. Executive Committee

In July 2000, in accordance with the Bylaws, the Board of Directors established an Executive Committee to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under the law or the Bylaws.

The Executive Committee currently comprises the following Directors:

Rafael del Pino y Calvo-Sotelo	Executive and proprietary
Santiago Bergareche Busquet	Independent
Jaime Carvajal Urquijo	Independent
Joaquín Ayuso García	Executive
Fernando del Pino y Calvo-Sotelo	Proprietary
José María Pérez Tremps	Executive

The Executive Committee is chaired by the Chairman of the Board of Directors and the Committee's Secretary is the Secretary to the Board of Directors.

2. Audit and Control Committee

The current composition of the Nomination and Remuneration Committee is as follows:

Santiago Eguidazu Mayor *Chairman*	Independent
Santiago Bergareche Busquet	Independent
CASA GRANDE DE CARTAGENA S.L., represented by María del Pino y Calvo-Sotelo	Proprietary
Gabriele Burgio	Independent

3. Nomination and Remuneration Committee

The current composition of the Nomination and Remuneration Committee is as follows:

Juan Arena de la Mora *Chairman*	Independent
Santiago Bergareche Busquet	Independent
Jaime Carvajal Urquijo	Independent
Santiago Eguidazu Mayor	Independent

IV. SELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS AND ASSESSMENT OF THE BOARD OF DIRECTORS

1. Selection of Directors

The Board of Directors Regulation establishes a procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of specialist selection firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, which are submitted for Board of Directors approval.

The Company strives to ensure that persons appointed as Directors are of acknowledged ability, competence and experience.

The Board of Directors Regulation states that the persons meeting any of the conditions described in section B.I.1 cannot be appointed as independent Directors.

The Board of Directors Regulation also states that proprietary Directors cannot have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to the posts as Chairman or CEO.

The Board Regulation does not establish any specific requirement for appointing the Board Chairman.

2. Term of office

In accordance with the Company's Bylaws and the Board Regulation, a Director's term of office is three years, with the possibility of re-appointment.

There is no term limit for independent directors.

3. Appointment of the CEO, Board Secretary, and members of the Board Committees

The Nomination and Remuneration Committee must also advise the Board of Directors about the appointment of the CEO and Secretary, and propose the members of each committee.

4. Resignation of Directors

The Regulation also establishes the reasons for which a Director must tender his/her resignation to the Board of Directors. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so decides, the following causes are also envisaged:

- Executive directors, when the Board sees fit.
- Proprietary directors, when the stake in the Company that enabled them to be appointed as such is disposed of.
- In the event of infringement of any of the incompatibility regulations or prohibitions established by law or by the internal regulations.
- Upon request by the Board of Directors due to breach of the Director's obligations.
- When the Director's position on the Board of Directors may jeopardise Ferrovial's interests.
- When directors reach the age of 70. The Chairman and Vice-Chairman (if executive), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.
- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed Directors.
- When, because of events attributed to the director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation.

5. Assessment of the Board of Directors

In accordance with the Board of Directors Regulation, at least one of the meetings held each year must be dedicated to assessing the Board's functioning and the quality of its work.

In 2004, an assessment procedure was organised and implemented and will culminate in the first half of 2005; as in 2003, a specialist outside firm will be involved.

The assessment continues and expands upon the one performed in 2003, which was explained in the 2003 corporate governance report, and the aim is to provide detailed analysis of the Board and its Committees by comparing their organisation and functioning with market recommendations and practices. Each board member will also be assessed.

V. RESPONSIBILITIES, ORGANISATION AND PERFORMANCE OF THE BOARD OF DIRECTORS

1. Responsibilities

a) General functions

The function of the Board of Directors of Grupo Ferrovial S.A. is to manage, represent and supervise as may be necessary so as to ensure that the Company attains its corporate purpose, while seeking to protect the Company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of senior managers.
- Approval and oversight of the strategies established for the Company's development.
- Oversight and evaluation of the executives' conduct of business.
- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.
- Mergers, spin-offs or concentrations involving the company or any of its direct investees.
- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.
- Policy of disclosure and reporting to shareholders, markets and public opinion.

b) Specific functions related to financial disclosure and financial statements

(I) Powers of the Board and the Audit and Control Committee

One of the Board of Directors's power that is specifically regulated is to monitor the Company's financial statements, at least every quarter, and supervise the information that is provided periodically to the markets or supervisory authorities, ensuring that the information is drafted in accordance with the same principles as the financial statements and that it is equally reliable.

For this purpose, the assistance of the external auditors or any Ferrovial executive may be called upon.

The Audit and Control Committee has the following functions in relation to financial information and financial statements:

- Be aware of the company's financial information process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.
- Supervise the information that the Board of Directors must approve and include in the company's annual public documentation.
- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

  In accordance with the Regulation, the Audit and Control Committee may request assistance from experts when it deems that Ferrovial's technical resources are not sufficient for reasons of independence or specialisation. The Committee may also request assistance from any member of the senior management.

  The Audit and Control Committee's report, which is included in the Company's management report, makes reference to the meetings held with the external auditor.

(II) Certification of financial statements

The financial statements submitted for the Board's approval must be certified beforehand by the Company's Chairman, Chief Executive Officer and Chief Financial Officer.

The 2004 financial statements will be certified by Rafael del Pino y Calvo-Sotelo, as Chairman of the Board of Directors, Joaquín Ayuso García, as Chief Executive Officer, and Nicolás Villén Jiménez, as Chief Financial Officer.

(III) Provisions specifically regulating the auditors' report

Regarding the function of drafting the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.
- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.

2. Organisation and functioning

a) Notice of meetings

The Board normally meets on a monthly basis at the Chairman's initiative whenever the latter sees fit, or whenever at least two Board members so request.

The Board of Directors held eleven (11) meetings in 2004, all of which were attended by the Chairman.

b) Directors' right to be informed and obtain external advice

Board of Directors meetings are convened by written notice addressed personally to each directôr, with the necessary documentation about the agenda, at least one day before the date of the meeting, except in the event of extraordinary circumstances.

The Board drafts an annual meeting schedule.

Also, the Board of Directors Regulation allows directors to request information directly from senior management, giving notice of this to the Chairperson, and to request information that they may reasonably need from the Chairperson, CEO or Board Secretary.

The Board of Directors Regulation establishes that, in order to assist them in discharging their duties, external directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts for major, complex problems. The request for the engagement of external consultants must be made to the Company Chairperson and the Board of Directors can reject the request only in limited circumstances.

There is a specific provision that enables members of the Audit and Control Committee to be assisted by experts in the discharge of their duties.

c) Proxies

In accordance with the Bylaws and the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a special written proxy to another Board member that includes the appropriate instructions, if the agenda allows.

d) Quorum

The Board is quorate when at least half of its members are present or represented.

Unless a legal provision states otherwise, resolutions are adopted by absolute majority of those in attendance.

In the event of a tie on any issue, the chairperson has the casting vote.

e) Third-party liability insurance

The Company has arranged third-party liability insurance for its directors and other parties.

VI. RESPONSIBILITIES, ORGANISATION AND PERFORMANCE OF BOARD COMMITTEES

1. Board Committee Regulations

The Executive Committee is governed by the Board Regulation and, where applicable, by the rules laid down for the Board of Directors.

The composition, positions, functioning rules and powers of the Audit and Control Committee are governed by the Bylaws.

Moreover, the Board of Directors Regulation establishes that the advisory committees shall regulate their own function and, where there are no specific provisions, the rules of functioning established by the Regulation in relation to the Board shall apply, provided that they are compatible with the committee's nature and purpose.

2. Executive Committee

The Executive Committee has been expressly delegated with all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under law or the Bylaws.

It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

The rules governing the Executive Committee are based on the principles that govern the Board of Directors and are included in the corresponding Regulation.

At the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the corresponding minutes.

The Committee's ordinary meetings are held at least once a month.

The Executive Committee held eleven (11) meetings in 2004.

3. Advisory Committees

The Advisory Committees to the Board of Directors are the Audit and Control Committee and the Nomination and Remuneration Committee, which were created in 1999.

These Committees comprise external Directors only, in accordance with the Board Regulation, and they have the powers of information, advice, supervision and proposal in the matters of their respective competence. The committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

In accordance with the Board Regulation, the Chairmen of both Committees are independent Directors. They also share the same limits as to minimum and maximum number of members, as established by the Board Regulation: between four and six.

a) Responsibilities of the Audit and Control Committee

The main functions of the Audit and Control Committee are as follows:

- Supervising compliance with the legal requirements and the correct application of generally accepted accounting principles.
- Liaising between the Board of Directors and the external auditors, and assessing the results of each audit.
- Supervising the information which the Board of Directors must approve and include in its annual public documentation.
- Assisting the Board in its mission of ensuring the correctness and reliability of periodical financial information.
- Advising on the procedure to appoint and replace the internal audit manager.
- Analysing and evaluating the main business risks and the systems established to manage and control them.
- Advising on the exemptions and authorisations in matters relating to Directors' duties.
- Advising on Company transactions with shareholders, Directors and Senior Management subject to Board approval.

The Audit and Control Committee drafts an annual report on its activities that is included in the Company's management report.

Its Chairperson also informs the Shareholders' Meeting of this Committee's activities.

The Audit and Control Committee held six (6) meetings in 2004.

b) Responsibilities of the Nomination and Remuneration Committee

The main functions of the Nomination and Remuneration Committee are as follows:

- Advising on the proposals for the appointment of Directors and of the CEO.
- Proposing the members of each Committee.
- Advising on the system and amount of annual remuneration for Directors.
- Advising on the appointment or dismissal of the executives who report directly to the CEO.
- Advising on the system and amount of annual remuneration for Directors.
- Advising on the contracts and remuneration system for Senior Management.

The Nomination and Remuneration Committee held six (6) meetings in 2004.

VII. BOARD REGULATION

The Board of Directors Regulation text is available on Ferrovial's web site (www.ferrovial.com).

On 28 May 2004, the Board of Directors resolved to amend the Board of Directors Regulation in order to unify all corporate governance powers in the Audit and Control Committee, except for the powers referring specifically to appointments or remuneration, which will continue to depend on the Nomination and Remuneration Committee.

That amendment will be fully addressed at the forthcoming Shareholders' Meeting.

VIII. RELATIONS BETWEEN THE BOARD OF DIRECTORS AND THE MARKETS, EXTERNAL AUDITORS AND FINANCIAL ANALYSTS

1. Dissemination of information about the Company

a) Actions by the Board of Directors

In accordance with the Board Regulation, the Board of Directors has adopted the necessary measures so that the information about the company is made known to the shareholders and the general investment community, using the most efficient means available so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulation, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

b) Regulation of significant information

The Internal Code of Conduct of Grupo Ferrovial, S.A. establishes the obligation to notify the CNMV of significant information (as defined in the Securities Market Law) before disseminating it via any other means and immediately after the circumstances making that notification obligatory have arisen.

Whenever possible, significant information is notified when the market is closed in order to avoid distortions in trading.

The Chairperson, CEO, Board Secretary, CFO and the External Relations and Communications Manager have the function to confirm or deny public information about circumstances considered to be significant information.

c) Internal procedures for controlling information about significant transactions

To comply with the obligations in article 83 bis of the Securities Market Law as amended by Law 44/2002, dated 22 November, on measures to reform the financial system, the Company established an internal procedure for the control measures that must be implemented in the organisation that has the responsibility to manage significant transactions in coordination with the Company Secretariat. Such measures refer to the limits on access to information; book-keeping; regulations on filing, reproduction and distribution of information; share price monitoring; and others.

2. Relations with auditors and analysts

a) Audit and Control Committee

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can never propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

b) Internal procedures

According to the Company's internal procedures, the Financial Department is responsible for engaging external auditors when companies are acquired (due diligence) or other special work is performed that requires external auditors.

Moreover, the engagement from the external auditor of Grupo Ferrovial, S.A., its subsidiaries or an entity related to the audit firm of any professional consulting or advisory service other than the review of the financial statements must be authorised beforehand by the CFO.

c) Audit fees

The current audit firm of the Company and its consolidated group, which has audited the financial statements for the last two years (of the fifteen in which Grupo Ferrovial has been subject to statutory audit) also performed other work. The next table shows those fees, a significant part of which correspond to work related to the IPO of Cintra Concesiones de Infraestructuras de Transporte, S.A.:

Thousand euro	Company	Group	Total
Fees for work other than auditing	0	702	702
Fees for work other than auditing/ Total fees billed by the audit firm (%)	0	42.18%	40.67%

d) Restrictions on hiring analysts

The Nomination and Remuneration Committee establishes measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.

C. Related-party transactions

I. TRANSACTION APPROVAL

In accordance with the Board of Directors Regulation, all professional and commercial transactions with Grupo Ferrovial, S.A. or its subsidiaries require Board authorisation, based on a report by the Audit and Control Committee. In the case of ordinary transactions, the Board of Directors may approve general guidelines.

The following must comply with this system:

- Directors of Grupo Ferrovial, S.A.
- Controlling shareholders.
- Individuals who represent Directors that are legal persons.
- Senior Management.
- Other managers who the Board of Directors designates individually.
- Related persons of all the foregoing, as defined in the Regulation.

II. RELATED-PARTY TRANSACTIONS

Below are the transactions made in 2004 on an arm's length basis as part of the company's and group's normal transactions.

1. Significant shareholders

Details of the transactions made in 2004 with significant shareholders, with members of the controlling family group and with entities closely linked to that group, in accordance with the section on the COMPANY'S OWNERSHIP STRUCTURE:

- Facility management in Madrid by Ferrovial Servicios, S.A. and subsidiaries: 321 thousand euro.
- Office rental in Madrid by Ferrovial Conservación: 162 thousand euro.
- Real estate services in Madrid: 110 thousand euro.
- Lease of vehicles for use by Company management: 54 thousand euro.
- Construction contracts by Ferrovial Agromán and subsidiaries: 25 thousand euro.
- Conservation, maintenance and repair of homes: 16 thousand euro.
- Casa Grande de Cartagena, S.L.: Construction work by Ferrovial Agromán, S.A. and subsidiaries: 116 thousand euro.
- Casa Grande de Cartagena, S.L.: Facility management in Madrid by Ferrovial Servicios, S.A. and subsidiaries: 135 thousand euro.

In addition to those transactions, there was a minor transaction with significant shareholders which consisted of providing assembly, repair and maintenance services at homes or headquarters of a nonmaterial amount and duration and always on an arm's length basis, the aggregate amount of which was 1,000 euro.

2. Transactions with Directors and Senior Managers

In 2004, the following transactions were made with Directors and Senior Management of the Company:

- Rafael del Pino y Calvo-Sotelo: Construction work at homes by Ferrovial Agromán and subsidiaries: 1,389 thousand euro.
- Rafael del Pino y Calvo-Sotelo: Maintenance services at homes by Ferrovial Servicios, S.A. and subsidiaries: 3 thousand euro.
- Santiago Bergareche Busquet: Maintenance services at homes by Ferrovial Servicios, S.A. and subsidiaries: 1 thousand euro.
- Joaquín Ayuso García: Minor construction work at homes by Ferrovial-Agromán, S.A. and subsidiaries: 3 thousand euro.
- Joaquín Ayuso García: Acquisition of a home under development in Madrid from Ferrovial Inmobiliaria, S.A. and subsidiaries: 234 thousand euro.

- Nicolás Villén Jiménez: Acquisition of a home under development in Madrid from Ferrovial Inmobiliaria, S.A. and subsidiaries: 170 thousand euro.
- Álvaro Echániz Urcelay: Acquisition of a home under development in Madrid from Ferrovial Inmobiliaria, S.A. and subsidiaries: 45 thousand euro.
- Amalia Blanco Lucas: Acquisition of a home under development in Madrid from Ferrovial Inmobiliaria, S.A. and subsidiaries: 62 thousand euro.

In accordance with the Company's Board Regulation, which establishes that the companies in which its directors have an executive position are related parties, we provide information on transactions made with Bankinter, S.A., whose Executive Chairman is the director Juan Arena del Mora, and with NH Hoteles, S.A., whose Chairman is the director Gabriele Burgio.

- Transactions with BANKINTER, S.A., whose Chairman is the director Juan Arena de la Mora:
  - Banking services provided by Ferrovial (commissions): 55 thousand euro.
  - Credit facilities or loans: 74,300 thousand euro (drawn: 52,540 thousand euro)
  - Mortgage limit: 39,440 thousand euro.
  - Bank guarantee lines: 70,210 thousand euro (drawn: 17,910 thousand euro).
- Transactions with NH HOTELES, S.A., whose Chairman is the director Gabriele Burgio:
  - Hospitality services provided by NH HOTELES: 87 thousand euro.
  - Maintenance services provided to NH HOTELES by Ferrovial Servicios, S.A. and subsidiaries: 13 thousand euro.

In addition to those transactions, there were transactions with directors and senior managers totalling 3,000 euro for provision of assembly, repair and maintenance services at homes of a nonmaterial amount and duration and always on an arm's length basis.

Information about loans is provided in Section B (Administrative Structure) in the section on remuneration.

3. Transactions with group companies

Below are the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

As detailed in Note 2.c), balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation since, in accordance with article 38 of Royal Decree 1851/1991, on regulations for drafting consolidated financial statements, since those transactions are understood to be performed for third parties since the final owner of the work performed is the granting administration from both an economic and legal standpoint.

In 2004, Grupo Ferrovial's construction division billed the infrastructure division for the work performed, and for advances related to that work, a total of 465,970 thousand euro and recognised 444,774 thousand euro as revenue for that work.

The profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 13,982 thousand euro, net of taxes and minority interests.

III. CONFLICTS OF INTEREST

The Board of Directors Regulation establishes that, among other obligations, Directors must strive to avoid situations that might involve a conflict of interest and must provide the Board Secretary with due advance notice of any such situations.

If required, the matter is submitted to the Board of Directors.

In any case, Directors must not attend or intervene in the debates on matters in which they have a personal interest.

Those obligations also apply to controlling shareholders, senior management and persons related to them.

In particular, the Regulation also states that proprietary Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial. In these cases, they must not participate in adopting the corresponding resolutions.

At 31 December 2004, the Company was not aware of any conflicts of interest between the company and its directors.

D. Risk control systems

I. RISK POLICY AND RISKS COVERED BY THE CONTROL SYSTEM

Grupo Ferrovial performs all types of activities (construction, infrastructure concessions, real estate, municipal services and facility management) in many countries; therefore, it deals with different social and economic situations and regulatory frameworks. In this context, a range of risks are generated that are inherent to Group Ferrovial's activities.

In general, Grupo Ferrovial believes that significant risks are those that may compromise the personal safety of its employees, the profitability of its activities, the financial solvency of the company or group, and the corporate reputation.

In particular, the most significant risks specific to Ferrovial's activities are as follows:

1. Risks related to deficiencies or delays in executing work or providing services.

2. Environmental risks:

   a) Risks arising from practices that may generate a significant environmental impact, mainly as a result of construction work, waste management or treatment, and the provision of other services.

   b) Risk of failing to comply with current regulations, specifically those related to adapting the group's new activities to the latest environmental and planning legislations.

3. Financial risks, especially:

   a) Changes in interest rates and exchange rates for activities outside Spain.

   b) Non-payment or default of customers.

4. Risks due to damage:

   a) Liability for damage to third parties while providing services.

   b) Damage to infrastructure developed or managed by Grupo Ferrovial, due basically to natural disasters.

Additionally, other more generic or less specific occupational risks are also covered, specifically the health and safety of employees (especially in construction) and damage to goods and assets of group companies.

The management systems described in section II below are based on global risk management and cover all Grupo Ferrovial's areas of activity and corporate spheres.

The control systems were conceived for the effective identification, measuring, assessment and prioritisation of risks. Those systems generate sufficient reliable information for the various units and bodies with risk management powers to decide in each case if they should be assumed in controlled conditions, mitigated or avoided.

II. CONTROL SYSTEMS

Risks are identified and control measures are established in all corporate and business spheres via a system based on international global risk management standards (IRM, AIMC, ALARM. 2002).

The information used by the system is generated in each business area through a small workteam that includes the heads of the finance, quality & environment, human resources, and legal departments, directly supervised by the General Manager of the corresponding area. All members of the workteam belong to management.

The risks that are detected are assessed and prioritised by a standardised semi-qualitative procedure based on a system of significant reliable indicators; in each case, the control and management measures established are described. This information is transmitted periodically to the corporate level, where it is compiled and cross-checked before notifying the bodies and units detailed in section IV.

Our control systems are as follows.

1. Management systems

a) Quality management systems

All the business areas have implemented ISO 9001-compliant quality management systems certified by accredited bodies. In all cases, those systems have been implemented at the production centre via quality plans developed specifically for each one and they ensure (a) prior planning of the relevant processes for the quality of the product or service; (b) systematic, documented control of such processes; and (c) sufficient feedback in order to detect systematic errors and design corrective or preventive measures to avoid or mitigate those errors in the future.

In 2004, the Real Estate and Construction areas developed and implemented a new tool to control the quality of homes handed over (the "Inca" system), which includes identifying critical points in the process and activating improvement projects to increase the quality of the product delivered to the customer and after-sales service.

b) Environmental management systems

The business areas with significant environmental risks (mainly, Construction and Services) have implemented environmental management systems that comply with at least the ISO 14001 standard. In all cases, the systems have been certified by accredited bodies. In the production centres, those systems are adapted to the site via an environmental management plan that envisages the systematic planning and control of the processes that involve environmental risk, the applicable legal requirements, and the establishment of quantified objectives for improving environmental performance of the production centre.

The activities are subject to ongoing environmental assessment of the processes, the applicable environmental practices, and compliance with the legislation.

Grupo Ferrovial has an innovative environmental risk control and monitoring tool called EPI (environmental performance index), which has been validated by a government-sponsored research centre (King Juan Carlos I University in Madrid) and recognised by UNESCO's Environmental Chair. The EPI has been implemented in the Construction area and is being developed in the Services area, where it will be fully operational in 2005.

c) Other preventive measures:

- Occupational safety systems

  In all the areas and in the corporate sphere, occupational safety systems have been applied in accordance with Law 31/1995 and its implementing regulation. Safety systems are periodically audited by external bodies accredited for this purpose.

  The areas with most significant occupational risks, particularly Construction, have health and safety plans specifically designed for each project and are continuously monitored by central services. Monitoring visits assess on-site safety measures, including all outsourced activities. In 2004, the Construction area implemented a new, more effective safety system, with a broader scope, developed in collaboration with Instituto Nacional de Seguridad e Higiene en el Trabajo.

- Financial risk control mechanisms

  Exchange rate fluctuations:

  In general, management of this risk is centralised through the Finance Department based on non-speculative criteria.

  In order to ensure that projected cash flows are not affected by exchange rate variations, the following are hedged:

  - Multi-currency projects
  - Income of foreign subsidiaries and dividends or refunds of capital expected to be received from foreign subsidiaries.
  - Cash of foreign subsidiaries.
  - Remittal of funds for investments in projects.
  - Payments to suppliers in foreign currency.

Interest rate fluctuations:

Infrastructure project financing, which is linked to the project cash flow and does not have any guarantees from shareholders, is either arranged at a fixed interest rate or is hedged against interest rate fluctuations (the latter is usually imposed by lenders).

In other Group activities, the Company is rethinking the possibility of partially or fully hedging its interest rate exposure due mainly to changes in the group's financial structure and the macroeconomic variables.

Management of country-risk in investments outside Spain (Infrastructure area):

Grupo Ferrovial's investment capacity is focused mainly in OECD countries since their political, social and economic conditions and legal certainty are considered to be sufficient and sound. In this context, the risks that the government will repossess the concessions are sufficiently hedged by the clauses that guarantee indemnity and compensation to concession holders.

Non-payment or default:

The risk of non-payment by private customers, mainly in the Construction area, is mitigated by a study of their solvency prior to signing the contract. The contractual requirements are supervised by the legal and financial departments in order to ensure that they provide sufficient guarantees of response in the event of non-payment, including halting the work. During the performance of the work arranged, the financial department continually monitors the certificates and collection documents, and their effective payment.

2. Risk coverage systems

Grupo Ferrovial has a corporate insurance policy for all its activities. The risks that can be laid off via insurance policies (including damage to company-owned goods and infrastructure built by group companies) are continually monitored since the company analyses and revises coverage, indemnity caps, exclusions, and premium costs.

In 2004, Grupo Ferrovial redefined its insurance policy in order to increase efficiency in terms of coverage and costs. Among other items, the company reinforced its organisational structure by creating a Corporate Insurance Unit, whose functions include identifying risks, defining corporate insurance policies, and optimising insurance policy arrangement and management conditions.

III. RISKS IN 2004

In 2004, there were no risks other than those caused by the normal development of Grupo Ferrovial's various activities, which did not have significant adverse effects on the company.

In fact, when there has been a situation in which a risk could materialise, the prevention, information and control mechanisms worked effectively; therefore, the company believes that its risk management systems and resources have worked satisfactorily.

IV. BODIES RESPONSIBLE FOR RISKS

A Quality & Environmental Department was created in 2003 that is directly accountable to the CEO; its powers include most of those related to coordinating and monitoring the group's risk profile.

The Corporate Insurance Unit was created in 2004; its functions are described in section II, and it forms part of the Quality & Environmental Department.

The Audit Department, also part of the corporate unit, plans and works on the basis of the identified risks in order to assess the efficacy of the measures established for risk management.

In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control. The Committee spends most of its meeting schedule on this function and is periodically assisted by the heads of the aforementioned corporate departments.

V. COMPLIANCE PROCESSES

The quality, environmental and occupational safety management systems are continually being assessed and audited internally. The audit plans affect both central services and the production centres. In all cases, audits are performed by central services of both the business areas and the corporate department, with the cooperation of qualified technicians who know the business but are independent of the production line.

Internal audit

The Audit Department, which reports directly to the Chairperson and is at the disposal of the Board of Directors through the Audit and Control Committee, contributes to managing the risks the group faces in meeting its objectives.

The Audit Department continually analyses the control procedures and systems, organisation models and management variables of the group's main areas, including the projects within the various business lines and aspects of the various support departments. The conclusions are then reported to the heads of the areas assessed and the group's senior management, including specific recommendations aimed at implementing improvements.

The Audit Department also collaborates in investment and post-investment processes, it actively participates in fraud prevention and control, and it settles differences in internal relations between the various group companies.

To perform the aforementioned functions, the Audit Department has the knowledge and experience to enable it to have ongoing direct contact with the various businesses, and it draws on prestigious external advisors when necessary.

Code of Business Ethics

In 2004, the Board of Directors of Grupo Ferrovial, S.A. approved a Code of Business Ethics that establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in their activities.

The document complies with the company's commitment to ensure that relations between the company, its employees and other stakeholders adhere to the principles of respect for the law, ethical integrity and respect for human rights.

In parallel, the company also established a procedure for proposing improvements, making comments and criticisms, and reporting inefficient situations, inappropriate behaviour, non-compliance with the Code of Business Ethics and other matters, all of which can be done anonymously.

E. Shareholders' Meeting

I. CONVENING SHAREHOLDERS' MEETINGS AND ADOPTING RESOLUTIONS

1. Attendance right

In accordance with the Shareholders' Meeting Regulation and Bylaws, all the shareholders who own at least 100 shares can attend the Shareholders' Meeting and shares can be grouped to reach that figure.

Other than that minimum, there are no bylaw restrictions on attendance.

2. Proxies

Proxies at Shareholders' Meetings are governed by article 12 of the Bylaws and articles 12 and 13 of the Shareholders' Meeting Regulation. This regulation is considered appropriate for guaranteeing shareholders' rights to be represented at the Meeting and delegate their vote.

3. Quorum

The provisions in the Bylaws and Shareholders' Meeting Regulation relating to the quorum reproduce the legal regime established in articles 102 and 103 of the Spanish Corporations Law, summarised as follows:

	First call	Second call
Quorum	25%	No minimum
Special cases established by law	50%	25%. If less than 50%, resolutions must be adopted by two-thirds of the capital present or represented

4. Meeting Chair

The Chairman of the Shareholders' Meeting is the Chairman of the Board of Directors.

The Shareholders' Meeting Regulation is considered to be appropriate for guaranteeing the transactions of the Shareholders' Meeting.

Since the company was floated on the stock exchange, Grupo Ferrovial, S.A. has requested the presence of a notary to minute the Shareholders' Meeting and perform the related functions, such as helping to organise the round of questions as the Meeting decides and minute or custody the literal statements desired by the shareholders.

5. Adopting resolutions

There were no changes in the legal system for adopting resolutions; in accordance with the Bylaws and the Shareholders' Meeting Regulation, resolutions are adopted by a majority, unless the law provides otherwise.

II. SHAREHOLDERS' MEETING REGULATION. RIGHTS AND PARTICIPATION OF SHAREHOLDERS AT SHAREHOLDERS' MEETINGS

1. Rights and participation of shareholders

The Shareholders' Meeting Regulation, which was approved by the Shareholders' Meeting on 26 March 2004, regulates shareholders' rights in relation to shareholders' meetings and, in addition to the provisions established in the Spanish Corporations Law, it envisages the following:

Announcement of meetings

- As soon as the likely date of the Meeting is known, the Board may post it on the Company's web site or disseminate it by any other means it sees fit.
- The governing body shall consider the advisability of disseminating the notice of meeting via a larger number of media.

Drafting of agendas

- The Board may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

Right to be informed

- The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.
- The Company will post on its web site the replies given to shareholders in response to the questions they raise.

Attendance of external auditors

- The external auditors must attend the Shareholders' Meeting.

Audit and Control Committee participation.

- The Chairman of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

Shareholder participation

In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

The Shareholders' Meeting Regulation contains several provisions that encourage shareholders to participate:

- The Board must consider the advisability of disseminating the notice of meeting via a larger number of media.
- When the governing body is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.
- Shareholders must be told that the Meeting is more likely to be held at first call or at second call.
- To draft the Agenda, the Board must consider the suggestions and proposals made in writing by the shareholders which bear a relation to the Company's activities and interests and which it deems to be of interest to the Meeting.
- On occasion of giving notice of the Shareholders' Meeting, the Board must assess whether there are distance means of communication enabling shareholders to vote and/or grant proxy while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.
- The Company must post the text of all the proposed resolutions, and the documents and reports that are mandatory or are determined by the Board of Directors, on the web site. Proposed resolutions must include a justification.
- The Company's web site must contain all the information deemed to be useful to enable shareholders to attend and participate in the Shareholders' Meeting, including the procedure to obtain the attendance card; instructions on how to vote or grant proxy at a distance through the means of communication envisaged in the notice, if appropriate; information on the Meeting venue and how to get there; information on any systems or procedures that enable shareholders to follow the Meeting; and information about the Investor Relations Department.
- Shareholders can follow the Meeting at a distance via audiovisual means.
- Simultaneous translation mechanisms are possible.
- The company will study measures to enable disabled shareholders to access the Meeting room.
- The round of questions at the Shareholders' Meeting is regulated in detail, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the Agenda.
- Shareholders are guaranteed the right to be informed before or during the Meeting, in accordance with the Spanish Corporations Law.

2. Shareholders' Meeting Regulation

The current Shareholders' Meeting Regulation was approved by the Shareholders on 26 March 2004 and was registered at the Madrid Mercantile Registry and notified to the CNMV.

Since its approval and until year-end, it had not been amended.

3. Participation of institutional investors

The company has not been notified of institutional investors' policy of participation in company decisions.

III. SHAREHOLDERS' MEETINGS IN 2004

In 2004, the Board of Directors convened one Shareholders' Meeting, which was held on 26 March 2004.

1. Attendance

The Shareholders' Meeting on 26 March 2004 was attended by 71% of share capital: 60.190% present and 10.69% by proxy.

2. *Resolutions adopted*

In addition to voting on the approval of the individual and consolidated financial statements and the distribution of income, the Meeting was asked to vote on the approval of the Shareholders' Meeting Regulation and the Stock Options Plan for executive directors and senior management.

All the resolutions proposed by the Board of Directors were approved.

The full text of the resolutions and voting results are available on Ferrovial's web site.

IV. INFORMATION ON CORPORATE GOVERNANCE

The home page of the company's web site (www.ferrovial.com) has a link to the corporate governance section.

Furthermore, the corporate governance section can also be accessed from the "Information for shareholders and investors" section.

The web site is adapted to the form and content required by the CNMV Circular 1/2004, dated 17 March.

F. Degree of compliance with corporate governance recommendations

I. CORPORATE GOVERNANCE RESPONSIBILITY

In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as analysing corporate governance recommendations with a view to their possible inclusion in the company's internal regulations.

In accordance with the Board Regulation, the Audit and Control Committee supervises compliance with the corporate governance regulation and proposes improvements and, specifically, since the Regulation was amended in 2004, comments beforehand on exemptions and other authorisations that the Board of Directors may grant with regard to directors' duties, and on company transactions with shareholders, directors and senior management which require the prior approval of the Board in accordance with the Regulation.

II. APPLICATION OF THE OLIVENCIA AND ALDAMA REPORTS

Since the IPO, Grupo Ferrovial, S.A. has sought to transmit information on corporate governance to the market and its shareholders through the corresponding corporate governance reports.

Since the publication of the "Report of the Special Commission to study a code of ethical conduct on companies' boards of directors" (Olivencia Code), Ferrovial has applied its recommendations, making detailed, individualised comments on each one, and it has also included the following corporate governance recommendations suggested in the "Report of the Special Commission for the promotion of transparency and reliability on securities markets and listed companies" (Aldama Report) in its internal regulations (mainly, the Board of Directors Regulation and the Internal Code of Conduct):

- Composition of Board of Directors:
  - Definition of the various types of Directors:
  - Inclusion of the incompatibilities of external Directors with regard to commercial or professional relations with the Company.
  - Definition of independent Directors and the requirements for being appointed as such.
  - Regulation of external Directors not classified as proprietary or independent Directors.
  - Provision that proprietary and independent Directors cannot be removed.
  - Inclusion of a significant proportion of independent Directors in the Board of Directors.
- Directors' duties:
  - Inclusion, in the internal regulation, of a procedure for the Shareholders' Meeting or the Board to exempt Directors from certain duties.

- Extension of duties of loyalty to controlling shareholders and senior executives.
- Regulation of conflicts of interest between the shareholder who proposes a proprietary Director and the Company.
- Directors' right to contact Senior Management for the purposes of information and to be assisted by external professionals and obtain information from the Secretary (among others) to perform their functions.
- Directors' obligation to notify the company of share acquisitions or sales within 48 hours.
- Prohibition on holding executive positions in competing companies
- Directors' duty to inform the company of claims against them.

• Board functions:

- Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.
- Presentation of a triple balance sheet: economic, social and environmental.
- Obligation of the Chairman, CEO and CFO to certify the correctness and completeness of the content of the financial statements.
- Obligation of Board to draft the accounts clearly and accurately.
- Obligation of the Board to ensure that shareholders have all the necessary information to make an informed opinion about the Company's performance.

• Board Committees:

- Obligation of the Audit and Control Committee to issue an Annual Report about its activities.
- Empowerment to the Nomination and Remuneration Committee to establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.
- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.
- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting methods.

• Board remuneration:

- Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining Directors' remuneration based on Company earnings.
- Itemised disclosure of individual Directors' remuneration.

Other measures were also adopted to promote transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the company and its consolidated group.
- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.
- Empowerment to the Audit and Control Committee to monitor internal audits, check the internal audit plan and, where appropriate, establish measures so that internal audit units can investigate irregularities and non-compliance, as set out in the Board Regulation.
- Prohibition of directors from being directors or executives of a competing company.
- Prohibition of directors from providing representation or consultancy services to competing companies unless they obtain authorisation from the Board based on a report by the Audit and Control Committee.
- Prohibition of directors from providing services of special importance to, and from being a director of, a competing company within the two years after they cease to be members of the Board, unless exempted.
- Obligation of Directors to inform the Company of other Directorships or Senior Management positions that they hold at other companies which are not competitors.
- Extension of directors' duties, as well as those of senior management and controlling shareholders, to individuals representing directors which are legal entities and other managers individually appointed by the Board.

There were no significant changes with respect to the recommendations not included in the internal corporate governance regulation made public in the 2003 report:

- Submission of some business decisions to the Shareholders' Meeting. It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the time periods involved in convening a Shareholders' Meeting.

  In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.

- Convening of the Shareholders' Meeting with more advance notice than required by law. The Company's objective is to hold the Ordinary Shareholders' Meeting as early as possible so that it can transmit its previous year's earnings to the market promptly and be ready to dedicate its resources to managing the current year as soon as possible. It is considered that this is a priority from the standpoint of efficiency and value creation, but that it is not always compatible with the commitment to establish periods longer than those legally established for holding the Shareholders' Meeting.

  Nevertheless, the company undertakes to unofficially announce the date planned for the Meeting before the formal announcement.

- Possibility of shareholders proposing items on the Agenda and proposing alternative resolutions. Giving regulatory force to these initiatives is not considered to be fully compatible with the need for on-going advance information necessary for shareholders to exercise their rights.

  In any case, the Shareholders' Meeting Regulation expressly states that the Board may consider the suggestions and proposals made in writing by shareholders, provided that they bear relation to the company's activities and that the Board believes them to be in the company's interest.

- Definition and dissemination of the policy for institutional investor participation. Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.

- Creation of a Strategy and Investment Committee. As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specialising in this matter since those functions are correctly performed by the Executive Committee.

- Rules governing golden handshakes in the event of dismissal or changes in control. Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration Committee. In accordance with the Board Regulation, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. It was not considered to be necessary to submit such matters for approval by the Shareholders' Meeting. Apart from that, the Company undertakes to inform the market on those matters.

- Book provisions in the balance sheet for excess indemnities envisaged in golden handshake clauses. Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

  Ferrovial believes that its provision accounting correctly and completely reflects the net worth situation in all respects.

  In any case, we refer to Section B.II.7 on directors' remuneration, which explains extraordinary remuneration and the circumstances when it is paid.

  Standardisation of attendance cards for Shareholders' Meetings is recommended from the standpoint of good governance. As it disclosed in 2003, Grupo Ferrovial believes that it is not able to intervene in the process of issuance of attendance cards by depositaries although the next Shareholders' Meeting will study the viability of the company issuing its own card that facilitates remote proxy-granting or voting, once it has been checked that this does not impede or hinder due accreditation of the identity of the person delegating or voting and of his/her position as shareholder; such a card would not replace the one issued by depositories.



Corporate responsibility

Up to 5 storeys high and over 100 metres long, the shield penetrates the subsoil and the rest of the complex machine makes tunnels for underground or high-speed trains, or millions of cars.

Their use increases safety and efficiency. Another example of technology in the service of human development. Ferrovial is currently working with seven tunnel boring machines in Spain and other countries.





The inclusion of social responsibility policies in business management is becoming increasingly important internationally and it is a key competitive factor for companies.

In its Declaration of Principles for Sustainable Development, Ferrovial states that it wishes to create long term value for all its stakeholders (shareholders, employees, customers and suppliers).

Ferrovial wants its business project to be internationally acknowledged by basing its success on the following principles:

- Ethics and professionalism
- Implementation of corporate governance best practices.
- Contribution to the socio-economic development of the areas where we operate.
- Mitigation of the environmental impact of our activities
- Hiring and motivating the best human capital
- Health and safety of our employees
- Quality and continuous improvement in our processes and activities
- Transparency

These principles are materialised in the following lines of action:

- Foster leadership capacity and quality by establishing a code of ethics for our collaborators
- Improve working conditions, and guarantee equal opportunities and non-discrimination among employees;
- Inform all the organisation's members of the principles of sustainable development and social responsibility, and encourage employees to participate in solidarity projects;
- Encourage our subcontractors and suppliers to gradually adopt principles in line with this Declaration;
- Constantly enhance communication channels with stakeholders based on innovative corporate disclosures, including the triple bottom line (financial, environmental and social);
- Maintain and increase our customers' trust, exceeding their quality expectations in our construction work and services
- Promote the implementation of standardised environmental management systems in Ferrovial's business lines;
- Advance in the design and implementation of systems that effectively prevent and reduce occupational risks and serve as a reference in the sectors in which we are involved;

• Design reliable instruments to measure the quality of the industrial relations, motivation and professional development of Ferrovial's employees in order to improve our work efficiency;

• Plan our social actions as an instrument to develop the society in the areas where Ferrovial operates;

• Foster innovation, scientific research and development projects as basic factors for our competitive success and the creation of differential value in the market;

• Collaborate with governments, NGOs and social partners in projects and activities related to social development, environmental protection and occupational safety;

• Adhere to the UN Global Compact principles in the performance of our activities.

Where revenues go

7,268.2 million euro in 2000



Employees 22%
Reserves 3.5%
State 2.4%
Shareholders 1.3%
Banks 1.2%
Suppliers 69.6%

For the fourth consecutive year, Ferrovial's Annual Report includes information relating to corporate social responsibility. Ferrovial's decision not to draft an independent sustainability report responds to the strategy of combining a commitment to responsible sustainable development in the financial area, the more traditional aspect of business, with social and environmental commitments. This strategy is supported by the recommendations of the Global Reporting Initiative (GRI), a globally accepted sustainability reporting model on whose criteria and indicators the content of Ferrovial's Annual Report is based.

In 2004, Ferrovial made considerable advances in its corporate responsibility commitments, including:

• development of a Code of Business Ethics;

• creation of internal communications channels (suggestions and complaints box) and improvement actions;

• support and encouragement of social development actions and programmes among employees;

• fostering of socially responsible investment among the financial community;

• training and the transition to work and society of the disadvantaged.

In 2005, corporate responsibility efforts will focus on:

• fostering knowledge and integration of corporate and social responsibility initiatives among subcontractors:

• extending environmental indexes to other group areas;

• encouraging responsible consumption at the company's offices;

• fostering human rights.

Code of Business Ethics

The code establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in the discharge of their duties. The document arises from the company's commitment to ensure that relations between the company, its employees and other stakeholders respond to the principles of respect for the law, ethical integrity and respect for human rights.

The code is divided into three chapters:

• Ferrovial's relations with employees and relations among employees comply with the following commitments: respect and non-discrimination; abolition of child labour; equal opportunities; occupational health and safety; respect for the privacy and confidentiality of employee information; and fostering a balance between personal and professional life;

• Ferrovial and its employees should base their relations with customers, suppliers, competitors, partners, shareholders, investors and other market players on the principles of integrity, professionalism and transparency. These actions are governed by the principles of fair competition; honesty and integrity; quality in products and services; confidentiality of third-party information; transparency, value creation and corporate governance; safeguarding of assets; avoidance of conflicts of interest; and discreet, professional use of company information;

• the commitments of Ferrovial and its employees to the community are based on respect for the environment and social commitments (complying with the law in the countries where it operates, and respecting the cultural diversity, customs and principles of the persons and communities affected by its activities).

Human rights, labour and the environment: The Global Compact

In 2002, Ferrovial became a member of The Global Compact, an initiative which is committed to promoting and respecting ten universal principles in the areas of human rights, labour, the environment and anti-corruption.

Principles of The Global Compact:

- Human Rights: businesses should support and respect the protection of internationally proclaimed human rights and make sure that they are not complicit in human rights abuses;
- Labour Standards: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labour; the effective abolition of child labour; and the elimination of discrimination in respect of employment and occupation;
- Environment: businesses should support a precautionary approach to environmental challenges; undertake initiatives to promote greater environmental responsibility; and encourage the development and diffusion of environmentally friendly technologies.
- Anti-Corruption.

Ferrovial has been a member of the Executive Committee of The Global Compact in Spain since inception.

Fostering social responsibility

In 2002, Ferrovial became a member of the Board of Trustees of Fundación Empresa y Sociedad; as such, Ferrovial is committed to improving its community action strategy and practices, communicating them adequately, and fostering community actions by companies.

Ferrovial signed the Protocol of Intent to implement the first Family-friendly Firm Certificate, promoted by the Spanish Ministry of Employment and Social Affairs and Fundación + Familia.

Ferrovial maintains an alliance with Fundación Lealtad, whose objectives include promoting actions with organisations that form part of its Transparency Guide, and disseminating the Transparency Principles and Good Practices drafted by the foundation. In 2004, all the Group's social development projects were performed with institutions and NGOs analysed by Fundación Lealtad.

Since 2003, Ferrovial has been a member of Foro de Reputación Corporativa, which analyses and divulges corporate reputation trends, tools and models in business management.

Socially responsible investment

For the third year running, Ferrovial was included in the Dow Jones Sustainability Indexes and, as in previous years, it was the only Spanish construction group selected to form part of the global and European indexes.

DJSI is one of the world's leading sustainability indexes.



Total
0%
50%
100%
Environmental dimension
0%
50%
100%
Economic dimension
0%
50%
100%
Social dimension
0%
50%
100%

Member of Dow Jones Sustainability Indexes 05

World construction sector average
Ferrovial
Best companies in the world

Source: Dow Jones Index

Ferrovial also forms part of other social responsibility indexes: Ethibel and ASPI Eurozone®.

At Spain's 7th National Environmental Conference, Ferrovial presented a report entitled "Socially Responsible Investment. Values creating value". Ferrovial was also the largest contributor to the Climate Certificates project. The proceeds were used to finance the renewable energy project presented by Spanish environmental group Ecologistas en Acción, which consists of installing a grid-connected photovoltaic power system in a home in central Madrid.

In 2004, Ferrovial participated in environmental forums and work groups. It was also a founding member of the new Advisory Council for Services Companies of the Spanish Association of Standardisation (AENOR).

Environment

Environmental policy

Ferrovial's environmental policy establishes, among others, the following requirements and commitments:

- progressive improvement in the environmental performance of its production activities by studying the best practices applicable to its business sectors based on technical and economic criteria;
- optimisation of the use of natural resources and implementation of maximum energy efficiency criteria;
- compliance with the environmental legislation applicable to its activities;
- implementation of environmental management systems certified by accrediting agencies in business areas with significant environmental risks;
- active communication with the government, NGOs and social partners, providing solutions for environmental protection and pollution control.

In 1997, Ferrovial was the world's first construction group to implement a standardised system. In 2004, for the third year running, Ferrovial was the only Spanish construction group to be selected for the Dow Jones Sustainability Indexes, one of the world's leading sustainability benchmarks.

Ferrovial conceives and implements environmental management systems as an efficient tool to measure, control and manage the environmental risks associated with most of its businesses, especially Construction and Services, which represented 80% of total group revenues in 2004. The ongoing assessment of environmental factors and the attainment of group objectives are reported to top management so that environmental management is not separate from the company's day-to-day running but forms part of decision-making.

The Quality and Environment Departments in the business areas and the line units monitor environmental factors and the production centres. In 2004, 325 environmental audits and technical assessments were performed.

In 2004, the areas with certified standards-compliant environmental management systems accounted for 68.2% of company revenues. In Construction and Services, where there are more environmental risks, that percentage was 91%.

Implementation of a certified environmental management system

Company	Activity	ISO 14001
Ferrovial Agromán	Construction	○
Budimex	Construction (Poland)	○
Ferconsa	Construction	○
Ditecpesa	Bitumen manufacture	○
Cadagua	Water treatment	○
Ferrovial Inmobiliaria	Real estate	●
Grupisa	Infrastructure maintenance	○
Ferroser	Facility management	○
Eurolimp	Cleaning	○
Cespa	Waste management and urban services	○
Amey	Facility management: infrastructure maintenance (UK)	○

○ Certified ○ In the process of certification ● Planned

Situation

Regulatory framework

The main global event in 2004 was the activation of regulatory measures in order to comply with the Kyoto Protocol. Following the latest ratifications, the Protocol came into force on 16 February 2005. This provides an opportunity for governments, companies and civil society to foster innovative policies and technologies to reduce greenhouse gas emissions.

In Spain, the year was shaped by the development of the necessary legislative instruments to effectively adopt the Kyoto Protocol commitments and the entry into force of the emission rights market.

In February 2005, the Environment Ministry published the final Allocation Plan. None of Ferrovial's activities or industrial locations are subject to emission rights trading; however, the estimates suggest that the sectors not affected by the regulation (housing, transport, waste management and others) account for around 60% of total greenhouse gas emissions. Therefore, these activities will be a key factor in the short term if Spain wants to meet the Protocol objectives.

Consequently, diffuse emissions are likely to be subject to further administrative and legislative measures in the short term, which will then affect some of the company's activities. For example, several regulations have been implemented in the real estate sector in the last few months; for the time being, they are local and relate to energy efficiency in buildings. It is reasonable to think that these initiatives will be implemented throughout Spain in the coming years.

In this context, in 2005 Ferrovial will create projects and work groups to assess the company's position and its activities in view of the expectation of further regulations and to develop new projects to enhance energy efficiency, especially in waste management and real estate development.

The Environmental Liability Directive (2004/35/EC) with regard to the prevention and remedying of environmental damage was implemented in 2004. Waste management installations are subject to this regime. In order to reduce the risk of environmental accidents or damage at production centres, Ferrovial's management systems detect deficiencies in the processes and avoid risk situations. Ferrovial is also assessing additional insurance cover as the Directive will be transposed into Spanish law by April 2007.

Relations with stakeholders

Ferrovial actively advises and collaborates with its customers and provides them with technical solutions that improve the eco-efficiency and environmental performance of projects. For example, the Construction division generated a total of 121 environmental proposals in 2004, of which over 27% included measures to improve compliance with the legal requirements, while the others referred to measures to correct, prevent or offset environmental impacts generated by the projects.

The environmental management system records and monitors all external environmental communications received via any means and by any department or level of the organisation. Therefore, it is a reliable indicator of the information demands from the various stakeholders.



Request for information (web site)
4%
Other legal proceedings
4%
Request for information
2%
Penalty proceeding
34%
Publication in Spanish press
39%
Administrative notification
17%

In 2004, there were fewer communications than in 2003. The bulk of communications came from the government (55%), mainly via penalty proceedings (34% of the total). Nevertheless, the number of proceedings opened against the various group companies fell 18%, and the amount of fines decreased 91% on 2003.



'04
6,916
'03
25,694
52,025
'02
15,085
912
'01
12,080
'00
24,690
Amounts in euro

Payments made in environmental proceedings. An exhaustive analysis of the proceedings enables the company to perform ongoing monitoring and adopt preventive measures.

Amounts published in the 2003 financial statements

2004 data and adjustments corresponding to the resolution in the year of proceedings from previous years

The web site has proved to be inefficient as an information channel: a large percentage of requests are not related to environmental factors. In 2004, Ferrovial worked on additional communication and information channels, which will be implemented in 2005 in the company's new environmental portal. More information about communications from stakeholders is available at www.ferrovial.com/medioambiente.

Participation in opinion forums

In 2004, Ferrovial continued to participate actively in forums that make decisions related to the environmental aspects of its activities. Experts from group companies are currently participating in over 30 forums and work groups, including technical committees for standardisation and work groups for the development of environmental legislation.

There is also close collaboration with legislators, responding to their requests for feedback on new bills.

At the end of 2004, Ferrovial became a founding member of the new Advisory Council for Services Companies of the Spanish Association of Standardisation (AENOR). Here the government (state, regional and local), large municipal services suppliers and other interested groups will meet to facilitate the efficient adaptation of standardised management systems (ISO 14001) to the needs of stakeholders and the industry.

In this context, Amey (UK) was selected by the British Standards Institution (BSI) to develop a promotional campaign showing the added value of ISO 14001 systems at large companies.

In 2004, Ferrovial sponsored Spain's 7th National Environmental Conference, Spain's largest environmental forum (held every two years), and participated actively in it: over 40 experts from the various business areas presented a total of 16 technical papers and formed part of around 20 work groups and forums.

Environmental indicators

The environmental performance indicators showed that the company's businesses performed positively in general. In key management factors, such as resource efficiency and waste minimisation, in the last few years there has been a positive trend towards more eco-efficient management.

In 2004, the Construction division reduced the volume of earth left over from excavation that is disposed of in landfills by over 8,083,000 m3, 14% more than in 2004. The re-use and recycling of construction and demolition waste exceeded 321,500 m3, i.e. a 28% increase, which was due mainly to projects commenced in 2003 to recover this type of waste.

The municipal services area increased the percentage of recovered municipal waste received at its transfer and separation plants to 41.2%, i.e. 24.5% more than in 2003. In some areas, such as industrial waste, the percentage was 90.8%.

The emission of greenhouse gases, another significant environmental factor in municipal services, decreased considerably as a proportion of waste processed. The tonne of carbon dioxide equivalent (TCDE) per tonne of waste declined in 2004 by over 16%, in line with the downward trend that began in 2002. This reduction was due mainly to investments in installations to capture biogas in controlled dumps. As a result of those systems, we have currently reduced greenhouse gas emissions by nearly 573,000 TCDE. The reduction in greenhouse gas emissions due to triage exceeded 169,000 TCDE, nearly 62% more than in 2003.

The company is also devoting efforts to making the vehicle fleet less polluting: in 2004, 1.66% of vehicles used alternative fuels (biodiesel, natural gas, LNG, electricity and hybrid).

Environmental Performance Index (EPI)

The main environmental performance indicator in the Construction division is the EPI, which has become a fundamental environmental management tool in this area, particularly in activities closely related to business risk.

The EPI provides reliable quantitative information on the following variables:

- the environmental impact of production centres, measured by an indicator system validated by King Juan Carlos University (Madrid);
- establishment of quantified environmental objectives related mainly to eco-efficiency of projects and their degree of completion;
- compliance with the applicable legislation and the amount of penalties imposed in the context of the environment.


250
200
150
100
50
0
POOR
IMPROVABLE
ACCEPTABLE
GOOD
EXCELLENT
dec 00 apr 01 sep 01 dec 01 apr 02 aug 02 oct 02 apr 03 aug 03 dec 03 apr 04 aug 04 dec 04

Endorsed by: Universidad Rey Juan Carlos   Recognised by: UNESCO, Fundación Alfonso Martín Escudero

Construction work with environmental objectives (%)


20.75
21.61
35.77
51.17
56.47
59.70
'99
'00
'01
'02
'03
'04

The EPI algorithm was validated by King Juan Carlos University and is supported institutionally by the UNESCO Chair in Environment. Its historical monthly performance is available on Ferrovial's web site (**www.ferrovial.com/medioambiente**). In 2005, the EPI will be available in real time, with daily updates.

The EPI performed very positively in 2004: the index fell 114 points to 94 points. In recent months, the EPI has stabilised in the "acceptable" qualitative range.

This considerable improvement is due largely to the efforts at construction sites to meet the environmental objectives, particularly those related to waste reduction, re-use and recycling. The number of construction sites that undertook to improve environmental performance, in addition to the economic objectives, increased to 59.7%. A gentler slope in the trend line in the last few years indicates that the company is approaching the maximum percentage possible at construction sites that establish environmental objectives (an indication of the system's maturity in the construction area).

Investment in environmental RDI projects
(thousand euro)


1400
1200
1000
800
600
400
200
0
2500
2000
1500
1000
500
1,515
1,496
1,984
1,863
'01
'02
'03
'04
Total
Waste management
Water treatment
Ecological restoration and fauna protection

Urban services

In 2004, the urban services area developed projects in collaboration with public research centres and universities, especially the following:

- advances in efficient water usage. The OPTIWATER and PETRIM projects are aimed at assessing the agrological impact of irrigation with regenerated water, the associated health risk, and the location of possible alternatives for re-use. In 2004, the pilot trial of the application of regenerated water to golf course irrigation was completed; this is being complemented with a study on the impact of using regenerated water to maintain green areas and provide street cleaning services. The project is being developed in collaboration with Girona University, Barcelona University and IRTA (Instituto de Investigación y Tecnología Agroalimentaria);
- la reduction in the rejection rate of waste going to landfills. The EVOLUTION Project, which is funded by the Environment Ministry, is aimed at detecting alternative flows for certain types of waste in order to facilitate alternative management options and reduce the amount of household waste that ends up in controlled dumps;
- closing of the nitrogen cycle via the biological treatment of leachates from controlled dumps. The CLONIC Project, which commenced in 2003, is being developed in collaboration with Girona University and has a subsidy from the European Union LIFE-Environment programme; it is aimed at developing alternative technology for the treatment of leachates, which combines the elimination of nitrogen via biological treatment (the SHARON-ANAMMOX process) and subsequent thermal treatment. The first results of the model will be obtained in 2005; its future implementation will reduce the environmental cost of leachate management, one of the main environmental problems in waste dumps.

Water treatment

RDI projects

Project	Purpose	Research centre
Bubbling and circulating bed reactors to gasify sewage sludge	Reduce aqueous effluents in the gas treatment phase and improve energy efficiency	CIEMAT (Centro de Investigaciones Energéticas, Medio Ambientales y Tecnológicas)
Application of submerged membrane bioreactors (SMBR)	Guarantee the requirements related to the re-use of waste water and provide a solution to the problems of sedimentation in treated water	Granada University
Re-use of municipal waste water	Develop technologies to re-use municipal waste water, classify the agronomical value of water, and study the economic viability	Granada University
Automatic control for sequential sewage plants	Design and check new control strategies that provide optimal automated operation of sequential sewage plants	CEIT (Centro de Estudios e Investigaciones Técnicas de Guipúzcoa)
Water purification using ultrafilter membranes (Phase I)	Apply a physical disinfection system to the water as an alternative to granular decantation and filtering	Granada University
Water purification using ultrafilter membranes (Phase II)	Apply Phase I with real water	Valladolid University
Control strategies by simulating anaerobic digestion with and without separation of phases	Analyse by simulating control strategies of anaerobic processes based on the IWA Anaerobic Digestion Model	UPV Polytechnic
Study on alternatives to pre- and post-treatment in reverse osmosis plants for desalinating seawater	Assess alternatives for treating seawater, perform an analytical monitoring of physical, chemical and bacteriological parameters, and assess treated water	Granada University
Reduction in excess sludge	Analyse the viability of several options for reducing sludge production via physical, chemical and biological processing of active sludge.	Valladolid University

Ecological restoration and biodiversity protection

In 2004, we completed our collaboration with the Environmental Sciences Centre of Spain's Higher Council for Scientific Research (CSIC), which was part of the TALMED project (ecological restoration of Mediterranean taluses). This project was aimed at designing formulae and protocols which, via the application of ecological criteria, improves the efficiency of vegetation restoration measures in large infrastructure works. In 2005, the research results will be published in several scientific and technical journals and in simple guides that will be made available to all the parties involved in the construction process: developers, government, designers and constructors.

In 2004, as part of the environmental impact abatement measures on the R4 toll road in Madrid, we maintained our collaboration with SEO-Birdlife to protect the lesser kestrel (falco naumanni), a species declared of special interest in the catalogue of endangered species (Royal Decree 439/1990).

In the same action framework, we signed collaboration agreements with the Hispano-Portuguese Lepidopterology Society to study the biology, ecology and protection measures for certain species of lepidoptera in the El Regajal Nature Reserve.

Outlook for 2005

- A new Environmental Performance Index (EPI) for the Services division. In 2005, the environmental management systems will be fully implemented in the Services companies. As part of this management project, we signed another collaboration agreement in the year with King Juan Carlos University to develop an EPI for the Services area. This index will be fully operational in 2005 and it will be implemented in Ferrovial's business areas where environmental factors are significant.

- Advances in energy efficiency and greenhouse gas emissions. In 2005, the Real Estate division will develop the first homes designed with energy efficiency and sustainable development criteria. The method will be based on the tool developed by the Spanish Committee of the Green Building Challenge to design sustainable building projects, on which Ferrovial has been working in the last few years.

  We will analyse the position of the Services area with respect to future administrative and legal measures that may govern "diffuse emissions" of greenhouse gas in the framework of the Kyoto Protocol, particularly those that will affect waste treatment plants.

- Environmental management campaign in offices. In 2005, we will implement a campaign to improve environmental management in our offices. This initiative will affect energy consumption, the use of resources such as water and paper, and appropriate municipal waste management.



UNA GOTA ES UN OCÉANO
CIERRA EL GRIFO
MENOS PAPEL
MÁS ÁRBOLES
RECICLA PAPEL
Acuérdate de fotocopiar a dos caras, no hagas más copias de las imprescindibles y, si tienes papel usado sólo por una cara, déjalo en la bandeja de reciclaje.
GASTANDO MENOS GANAMOS TODOS
MENOS ENERGÍA
MÁS FUTURO
APAGA LAS LUCES
GASTANDO MENOS GANAMOS TODOS

With the slogans "We all win by using less" and "Our office reflects our world", the project will commence at Ferrovial's headquarters and will be extended to the other offices. Ongoing measures to optimise resources in offices will improve performance in terms of economic savings and environmental impacts.

Waste generated in offices



152.22
0.22
0.18
0.08
68.71
54.97
11.63
5.71
'02
'03
'04
Healthcare (l/employee)
Other waste (kg/employee)
Package (kg/employee)

Resources used in offices



70.34
44.97
51.83
16.64
15.10
16.55
10.42
9.58
6.44
'02
'03
'04
Paper (kg/employee)
Electricity (GJ/employee)
Water (m³/employee)

In 2004, Ferrovial developed environmental adaptation projects throughout 1,050 kilometres of linear infrastructure (+56%) and 2,100 hectares of non-linear projects (equivalent to 2,800 football stadiums).

Environmental performance

Construction

Land clearing

Topsoil removal and use

The removal, conservation and subsequent restoration of topsoil on land affected by construction works expedite the land's recovery process when the construction is completed.
The amount that is removed depends largely on the location and the topsoil conditions. **The construction work we have performed in the last two years re-used nearly 2,800,000 cubic metres of topsoil (923,000 in 2004).**

Construction laydown

Re-use of soil
(in m³)



71,543
296,343
1,167,460
1,375,462
1,845,049
923,257
'99
'00
'01
'02
'03
'04

Reduction in the space occupied by the construction work

Appropriate planning before the start of construction precisely delimits the affected area and reduces the environmental impact. **In 2004, Ferrovial reduced the land occupied by construction work by 437,000 square metres (equivalent to 60 football stadiums).**

EPI



60
50
40
30
20
10
0
2000
2001
2002
2003
2004
Pollution by industrial waste
Pollution by industrial waste
Direct impact on vegetation
Direct impact on soil
Impact on river banks
Atmospheric pollution (particles)
Pollution by municipal waste
Impact on public roads

Environmental impacts of construction activities

The value of each impact is calculated based on the intensity, extent and persistence variables as well as the frequency of each impact detected in the production centres. **Inert and industrial waste at construction sites have been the main impacts in the last few years. Therefore, reducing and recycling them is a priority.**

Restoration

Environmental restoration
(Replanting, bioengineering, etc.)

In 2004, Ferrovial developed environmental adaptation projects throughout 1,050 kilometres of linear infrastructure (+56%) and 2,100 hectares of non-linear projects (equivalent to 2,800 football stadiums).

Earth movement

Re-use
(in m³)



1,598,105
3,019,313
4,898,317
4,968,694
7,088,364
8,083,340
'99
'00
'01
'02
'03
'04

Reduction in volume of surplus soil disposed of in landfills

A characteristic impact of civil engineering is that a large volume of surplus soil ends up in landfills since there is no better solution. **In 2004, Ferrovial reduced the volume of soil disposed of in landfills by nearly 8,100,000 cubic metres.**

Structures

Re-use and recycling of construction waste
(in m³)



58,042
59,853
160,875
226,148
250,268
321,517
'99
'00
'01
'02
'03
'04

Sizeable volumes of inert waste (wood, metal, plastic, concrete, debris, etc.) are generated during construction. **In 2004, Ferrovial re-used and recycled over 321,000 cubic metres of construction waste. Moreover, 58% of construction sites established recycling practices.**

In 2004, the capture of biogas reduced CO_2 by 573,000 tonnes, which helped to lower greenhouse gas emissions by over 16% per tonne of managed waste.

Services

Composting plant


60,977
26.40%
30,489
20.08%
18,215
'02
'03
'04
Tonnes of compost produced
% of compost produced from the waste received at the composting plant

Compost produced

The percentage of compost produced depends on the percentage of improper components and humidity of the waste received. Since plants that receive mainly sewage sludge as a raw material have become operational, the ratio of compost generated to the waste received at the plant has fallen slightly.

Controlled dumping


5,994,900
5,884,017
4,914,525
13
11
8
5
4
3
'02
'03
'04
Landfill sites with biogas recovery (flare or energy production)
Landfill sites producing electricity from biogas
Landfill sites producing energy other than electricity from biogas
Total waste received (tonnes)

Biogas recovery

The progressive implementation of systems to capture and use biogas produced in landfill sites and the technological improvements help to reduce greenhouse gas emissions and optimise energy production in the form of heat. **In 2004, the capture of biogas reduced CO2 by 573,000 tonnes, which helped to lower greenhouse gas emissions by over 16% per tonne of managed waste.**

Waste collection


4,888
4,586
4,237
1.57%
1.66%
'02
'03
'04
Total number of vehicles
% of vehicles that use alternative energy

Propelled vehicles

The progressive introduction of vehicles propelled by alternative energy (biodiesel, natural gas, LNG, electricity and hybrids) has gradually reduced greenhouse gas emissions from combustion engines.

Transfer plant


0.44
0.42
0.36
573,000
610,882
'02
'03
'04
Greenhouse gas emissions from waste (TCDE/ tonnes of waste)
Greenhouse gas emissions avoided by biogas capture (TCDE)
Greenhouse gas emissions avoided by triage (TCDE)

Thermal plant

Greenhouse gas emissions from incineration
TCDE


3,250
3,520
2,475
'02
'03
'04

Emissions reduction

The efficiency of thermal plants has increased: they generated the same amount of energy while **reducing greenhouse gas emissions by approximately 30%.**


181,814
88,300
92,640
100,192
50,886
'02
'03
'04
Amount of heat energy produced by biogas recovery in landfill sites (Gcal)
Amount of electricity produced by biogas recovery in landfill sites (GJ)
Amount of heat energy produced in thermal treatment plants (GJ)

Facility management and infrastructure maintenance in the UK

The environmental management systems in Amey's facility management and infrastructure maintenance activities in the UK are ISO:14001-compliant.

In 2004, most of its environmental indicators performed favourably, especially inert waste recycling and re-use, which exceeded 246,000 tonnes (+132%). Also, there was a substantial reduction in the consumption of water (-32%), which is widely used in infrastructure maintenance, and in greenhouse gas emissions (down over 4%).

Inert waste recycling
(tonnes)


34,037
106,295
246,387
'02
'03
'04

Greenhouse gas emissions
(TCDE)


24,237
26,570
28,973
27,873
'01
'02
'03
'04

Water consumption
(m^3)


44,719
39,969
26,982
'02
'03
'04

Amey was selected to form part of the Corporate Responsibility Index 2005 and, together with its customer Qinetiq Farnborough, met the requirements of the National Energy Foundation's Energy Accreditation Scheme for its energy efficiency measures.

Projects of interest

Construction and Infrastructure

In 2004, replanting and bioengineering actions were performed by the Construction division on nearly 1,050 kilometres of linear infrastructure (+56%), in addition to 2,100 hectares of non-linear projects (equivalent to 2,800 football stadiums). The main projects were abatement measures on the R4 toll road in Madrid and Castilla-La Mancha, and fauna protection actions on the N4/N6 toll road (Kinnegad-Enfield-Kilkock in Ireland), including the relocation of several protected species before construction work.

In the Barcelona airport expansion project, the company met the target of zero waste discharge. With this aim, a construction and demolition waste plant was established on-site to produce recycled aggregate which was subsequently used as wet-mix madacam in the construction works.

The Sydney airport consortium has high environmental standards that are recognised worldwide. The main action in 2004 was the programme to recover polluted soil in the airport surroundings.

The consortium has signed an agreement with Sydney Water to reduce water consumption by re-using and recycling wastewater and rainwater. This initiative forms part of the Airport Environment Strategy (AES), which establishes the environmental guidelines for the airport in the next five years. All the stakeholders affected by the airport operations actively participated in this strategy. The main objectives are to establish quantified commitments relating to air pollutants, noise emissions, water pollution, energy consumption, and waste generation and recycling. It also includes key planning and mobility factors in the airport's surroundings. More information is available on the airport's web site (**www.sydneyairport.com.au**).

In 2004, the airport won the Gold Award from the New South Wales Government's Sustainable Energy Development Authority for achieving a 15% reduction in energy usage.

Urban services

Regenerative thermal oxidation in thermal drying plants. The project is aimed at eliminating volatile organic compounds (VOC) from the thermal drying of leachates in the controlled landfills at Santa María de Palautordera and Els Hostalets de Pierola (Barcelona). This process, which has been applied for the first time in Spain, reduces the bad smells from this type of installation.

In regenerative thermal oxidation, the gases are subjected to such a temperature and dwell time that they are completely destroyed while energy is recovered for drying the concentrated leachate after the purification process. Moreover, energy consumption in the process is very low, so it could be an alternative to conventional treatment with very low environmental costs.

Biological scrubbing of biogas in the Alicante landfill. This treatment is aimed at eliminating one of the most aggressive components of biogas: H_2S. The system is currently experimental and is based on biogas circulating across a contact surface with bacterial cultures in controlled humidity conditions and with nutrients. The system can reach up to 90%-95% performance.

Employees

Ferrovial's human resources activities have two objectives: guarantee sustained organisation growth and develop employees' potential in order to make Ferrovial increasingly competitive.

In February 2004, Ferrovial approved a Code of Business Ethics that establishes the basic ethics principles and commitments that all its companies, employees and executives must respect and comply with in their activities.

The document meets the company's basic commitment: to ensure that relations between the company, its employees and other stakeholders adhere to the principles of respect for the law, ethical integrity and respect for human rights.

The team

Ferrovial's main asset is its team and it increasingly devotes more resources and efforts to attracting, developing and retaining employees by developing their talent.

Ferrovial believes it is vital to generate a value proposition for employees within a corporate culture that rewards performance and provides constant professional development.

Ferrovial's workforce increased to an average of 49,892 in 2004, i.e. 45.2% more than in 2003. At 2004 year-end, there were 50,664 employees (36,389 in Spain and 14,275 outside Spain). The Services division, which was reinforced after the acquisition of Amey and Cespa in 2003, has become the largest in terms of employee numbers (an average of 32,521), followed by Construction (12,829).

Ferrovial's increasing international presence has also impacted human resources: in 2004, 29.1% of the average workforce was located outside Spain, mainly Europe (nearly 85% of the foreign workforce, especially the UK and Poland). A total of 166 persons were relocated to other countries.

Average workforce by business area


Construction 25.7%
Infrastructure 6.9%
Real Estate 1.8%
Corporation 0.4%
Services 65.2%

Average workforce by region


Europe 24.5%
North America 1.2%
Latin America and other 3.4%
Spain 70.9%

Workforce in other countries


1. Andorra
2. Bolivia
3. Canada
4. Chile
5. Colombia
6. Ireland
7. Italy
8. Poland
9. Portugal
10. Puerto Rico
11. Dominican Republic
12. UK
13. Tunisia
8
381
582
1,105
5
250
20
4,493
484
144
47
6,986
11
1
2
3
4
5
6
7
8
9
10
11
12
13

Average workforce by category


Management 0.8%
Graduates 10.8%
Administration 10%
Technicians and operators 78.4%

A total of 72% of the workforce is male and 28% is female. The percentage of female managers is 10%. The average age of the workforce as a whole is 40.1 years, and 43.7 years for management. The average length of service is 9.1 years (11.6 years in the case of management).

A total of 65% of the workforce has a permanent contract (60% in Spain and 77% outside Spain), and 83.7% of the workforce is full time. Ferrovial encourages a stable workforce and attrition is around 13% (which can be considered as natural).

	2004	2003
Average workforce	49,892	34,348
Average age of workforce	40.1	39.9
Average length of service	9.1	6.8
% men/women	72/28	68/32
% of full-time employees	83.7	84
Productivity per employee	145.7 million euro	175.4 million euro

Productivity decreased due to considerable staff hiring in 2004 in the labour-intensive Services area.

Remuneration policy

Ferrovial considers that the right combination of remuneration and benefits is fundamental, so it provides fixed remuneration that is permanently cross-checked against the market in order to maintain competitiveness. Additionally, 16.3% of employees and nearly all the structural personnel receive variable remuneration based on objectives. These remuneration policies are complemented with other plans, including systems pegged to the share price, stock option plans and personalised flexible remuneration programmes.

The majority of Ferrovial's employees (depending on the business area) receive some type of fringe benefits in addition to those required by law, including life insurance, luncheon vouchers, marriage bonuses, study grants and supplementary payments in the event of illness or accident.

In 2004, personnel expenses amounted to 1,539.132 million euro, of which 81.4% (1,253.070 million euro) related to wages and salaries and the other 18.6% (286.063 million euro) to employee welfare expenses.

Labour relations

Ferrovial respects all employees' right to trade union freedom in accordance with the legislation in force in each country, and collective labour agreements apply to almost all employees (78.5% of the current workforce).

All of Ferrovial's activities and any organisational and structural changes are communicated to the entire workforce via the intranet (Ferronet) and the in-house magazine.

New employees

Ferrovial's corporate priority is to constantly hire young graduates based on their ability to generate value for the organisation, and to employ the necessary resources to achieve this goal. The company seeks people with an entrepreneurial profile, a high degree of commitment, initiative and responsibility, and a strong aptitude for team work.

The company is involved mainly in two areas: course sponsorships, and scholarship and work experience programmes. Ferrovial attends the main employment forums and has an active presence at universities, fostering and participating in the training of tomorrow's professionals. It also has collaboration agreements with most of the universities in Spain, business schools in Spain and other countries, foundations and high schools.

Throughout the year, and particularly in the summer, Ferrovial offers final-year students the possibility of complementing their academic training via internships, in which they perform similar tasks to those they will carry out in their professional career. Interns are assigned to carefully-selected sites in order to improve their professional skills with a view to including them in future selection processes once they graduate. In 2004, 627 scholarships were granted.

In the last three years, the company has implemented the "Gemini Project", which enables engineers from Polish subsidiary Budimex (acquired in 2000) to work on Ferrovial's projects in Spain. The project, which has already benefited over 100 engineers, is aimed at fostering and transferring knowledge between both companies.

Ferrovial has a selection system which involves acquiring applicant CVs via the Internet and integrating them automatically into an internal database. In 2004, 30,338 CVs were added to the database via the company's web site (www.ferrovial.com). This system improves recruitment, unifies data and expedites the selection process.

Employee training and development

Ferrovial considers employee training and development to be a key element of the company's strategy, and it has ongoing training programmes to improve the technical knowledge and skills required for each post. In addition to traditional classroom methods, videoconferencing is used frequently, and new techniques such as an e-learning platform (FerroAula) in the corporate intranet have been introduced.

Breakdown of training hours



Technical knowledge 26.2%
Quality, safety and environment 36.2%
Skills & management 17%
Languages 12.4%
New technologies 8.2%

Training by category (no. of hours)



Management 2.7%
Graduates 37.7%
Technicians and operators 51.1%
Administration 8.5%

In 2004, 364,582 training hours were given in Spain alone (44% more than in 2003), with a total direct investment of 7.856 million euro, i.e. 125% more than in 2003. In total, 552,917 training hours were given and investment increased 2.3-fold to 10.323 million euro. The number of trainees increased by 18%.

	2004	2003	%
Hours	552,917	363,726	52.0
Investment (thousand euro)	10,323	4,364	136.5
Students	28,581	24,206	18.0

In line with article 4.3 of the Code of Business Ethics, Ferrovial undertakes to establish an equal opportunities policy so that all its employees can develop their careers on the basis of merit. Promotion decisions are always based on objective circumstances and assessments. Ferrovial also undertakes to maintain an investment policy for the personal and professional training of its employees.

In order to facilitate and enhance Ferrovial employees' professional careers, there is an employment office on the intranet through which any employee can apply for any vacancy in any area of the company. In 2004, 859 employees were promoted to a higher professional category and/or position.

Internal communications and employee satisfaction

Ferrovial has two internal communication tools: a corporate intranet (Ferronet) and an in-house magazine (Inforvial).

Since 1997, all employees equipped with computers have had access to Ferronet, both in Spain and in the other countries in which Ferrovial has a stable presence. At present, 7,900 employees have access to Ferrovial's intranet. As well as company information and management tools, Ferronet incorporates a section for personnel (Empleado.net), which contains the following: the Employees' Club, e-nota (expense account management), Training, Induction Manual, My Personal Information, Requisitions (human resources, material, systems, telecommunications, etc.), Job Exchange and Notice Board.

The in-house magazine (Inforvial) has been published on a quarterly basis for the last ten years; 8,000 copies are distributed in four countries: Spain, Portugal, Poland and the UK.

An Employee Satisfaction Study is conducted every two years to measure employees' perception of the company's personnel management and detect any weaknesses and needs. The next study will be performed in spring 2005. The study takes account of the following: intrinsic job motivation, organisation and resources, hierarchical relationships, training and development, remuneration, health and safety, communication, team work, orientation towards results, customer and quality orientation, and general satisfaction.

The results of the latest study were used in the last two years as the basis for:

- implementation of an internal corporate communication policy;
- improvement in customer-oriented quality;
- review of the effectiveness of remuneration systems;
- improvement in personnel management practices and style;

One of the company's commitments is to implement dialogue mechanisms with employees. In July 2004, Ferrovial set up a channel (Suggestions Box) so that all its employees could transmit their ideas, comments and complaints; this is aimed at attaining a more efficient company while making Ferrovial the best place to work. Since then, 87 letters have been received (53 proposals, 16 complaints and 18 comments) and the conclusions are as follows:

Source of comment


Services
13
Anonymous
12
Real Estate
1
Infrastructure
6
Corporation
12
Construction
43

Subject matter


Other
8
Community actions
6
Communication
8
Benefits
11
Labour conditions
14
Information technology
27
Human resources
13

Status of letter


Considered inappropriate
22
Did not require specific action
12
Under review
41
Considered appropriate
12

Occupational safety

In 2004, Ferrovial's health and safety management systems were adapted to the new Spanish and European legal requirements, all within the company's health and safety policy.

Ferrovial considers that occupational safety is a vital, priority area in the development and execution of its activities aimed at actively enabling work centres to constantly improve health and safety levels. To meet those objectives, the principal actions were as follows:

- in Construction, occupational safety plans were drafted and an IT system was developed to identify risks and deficiencies, where they originate, and the most appropriate solutions. In 2004, 3,082 monitoring and control visits were carried out and an additional 605 visits were made upon request by site managers to assess specific matters on-site. Also, 130 risk assessments were performed in fixed sites and 35 specific emergency plans were drafted. Moreover, the company actively cooperated with site managers to draft 375 health and safety plans and 40 health and safety studies;

- in the Infrastructure, Real Estate and Corporation divisions, the occupational safety management system (which includes the occupational safety plan) was updated in over 250 workplaces. Each work centre drafts an annual monitoring plan for preventive actions and establishes specific rules and procedures in order to continue minimising or eliminating risks;

- in Services, in addition to implementing the company's management system in the various workplaces, the company began to integrate Ferroser and Cespa. Safety experts made over 1,500 visits to workplaces and the recommended preventive actions generated over 1,000 technical reports.

In 2004, Ferrovial set up a channel so that all its employees could transmit their ideas, complaints and comments in order to attain a more efficient company while making Ferrovial the best place to work.

Training actions were as follows:

- basic training of 540 construction employees (intermediate, production and site managers). Training was also given to 2,426 workers upon joining the company and during the projects, and to another 2,843 workers from subcontractors;
- in Real Estate and Corporation, training for basic-level technicians and emergency personnel exceeded 800 hours;
- in Infrastructure, training was given in all the work centres and exceeded 5,100 hours, of which 1,885 hours were on risks specific to the workplace. In 2004, Safety Handbooks were drafted and implemented in all the managed car parks;
- in Services, 250 on-site training courses were given to over 2,300 employees on risks specific to their workplace. Moreover, 55 courses were given to train basic-level safety technicians. Also, over 1,500 workers received information cards about workplace hazards and preventive measures.

In all areas, research was conducted on accidents and incidents in order to implement corrective and preventive measures and avoid a recurrence of problems.

The business areas have health and safety committees that draft, implement and develop safety plans and programmes: in Construction, this type of committee exists in headquarters as well as in work centres with 50 or more workers; in Infrastructure, there are 10 committees and, in the smaller centres, there are safety delegates; and in Services, there are 122 committees.

In 2004, Ferrovial developed an IT application (SIAL) to manage occupational accidents and handle the process via electronic means through the Electronic Declaration of Occupational Accidents (Delt@) System. SIAL can be accessed via the intranet and its implementation has provided numerous advantages: it expedites procedures and reduces delays in internal communications; it facilitates the application of statistical tools; it reduces the time for processing each incident; and it provides real-time alerts on serious, very serious and fatal accidents, expediting the procedures.

In the fourth quarter of 2004, the Quality, Safety and Environmental (QPMA) Portal was made available to all construction workers on the intranet specific to the area, with exhaustive information on these issues. The company also adapted to the new occupational safety requirements ("SERPRE"), especially those related to monitoring and control visits and an accidents log.

	Construction Ferrovial 2002	Construction Ferrovial 2003	Construction Ferrovial 2004	Construction sector*	Ferrovial 2004 Total**
Incidence index	101.4	102.2	98.7	173.1	107.3
Severity index	1.3	1.3	1.08	2.2	1.04
Frequency index	87.9	59.8	55.2	97.4	59.7

* The latest construction sector data corresponds to 2002.

** Combines the Construction division and the Company's other activities (Infrastructure, Real Estate and Services). The 2004 data include the Spanish companies acquired recently.

FREQUENCY INDEX (FI): this represents the number of accidents involving days away from work which occurred during the working day for every million hours worked. It is calculated based on the formula: FI = (total number of accidents involving days away from work which occurred during the working day) x 10^6 / (number of hours worked).

INCIDENCE INDEX (II): this represents the number of accidents which occurred during the working day for every thousand workers exposed. It is calculated based on the formula: II = (total number of accidents involving days away from work which occurred during the working day) x 10^3 / (average number of workers).

SEVERITY INDEX (SI): this represents the number of working days lost as a result of accidents for every 1,000 hours worked.

SI = (total number of working days lost per year) x 10^3 / (number of hours worked).

NOTE: System based on Recommendation 16 of ILO's Statistics Conference. The method of registering and notifying occupational accidents and illness is in line with ILO and EUROSTAT criteria.

Customers

Customers are at the centre of each business. This principle is reflected in the constant search for excellence and quality in projects, customer satisfaction, and the focus on innovation and cutting-edge technology that create value and bring competitive advantages.

Quality

In 2004, 96% of Ferrovial's revenues were certified with ISO 9001:2000 quality management systems accredited by external agencies. The systems are also internally audited by teams of qualified auditors who are independent of the business area in question. In 2004, there were 272 internal audits and 1,221 on-site visits.

Development of a company-wide indicator system

In 2004, the company developed a quality indicator system. The system is based on significant production indicators in each business area and enables the company to control and measure critical success factors and problem areas in the production line in order to adopt the necessary measures.

Among other key factors for the quality of service to customers and users, the system considers the quality of delivery of homes built by Ferrovial, the response time to claims and the waiting time at toll plazas, to name but a few, as well as customer satisfaction, based on proven survey methods implemented by external institutions.

INCA project: managing the quality of delivery of homes

In 2004, the Construction and Real Estate divisions co-developed an innovative tool to measure the quality of delivery of homes built by Ferrovial. The system, which is called INCA, analyses over 400 categories of incidents in the delivery of homes, classified and evaluated by virtue of their severity and impact on habitability.

INCA enables the company to quantitatively assess the quality of delivery and analyse the most significant incidents and problems for the quality of the product, both in the construction and after-sales stages. The application architecture facilitates the transmission of information between the parties involved in the building process (architect, developer and constructor). The system is being validated in a small number of Ferrovial Inmobiliaria developments and, in 2005, it will be extended to most of the projects under development.

Customer service and satisfaction

Real Estate

Customer satisfaction was measured in three key phases of the real estate division in 2002 and 2003:

	2002	2003
Potential customer	7.90	7.65
Private contract	7.71	7.52
After-sales	4.35	5.09
Overall satisfaction	5.12	5.59

In 2003, 89.2% of those surveyed in the private contract phase said that they would recommend that their friends and/or family buy a home from Ferrovial. The improvement in the after-sales phase in 2003 (+9.2%) was due to the measures implemented to improve customer services. In the first quarter of 2005, the company will conduct another customer satisfaction survey for 2004.

Customer care and after-sales service

Total consultations	26,781
Resolved on first contact	21,540
Referred to other departments	5,241
% resolved on first contact	80
% resolved in less than 7 days	19
% resolved in more than 7 days	1
Total problems reported	82,640
Total problems resolved	60,564
% problems resolved	73

Infrastructure

The car park development and management business, which forms part of Cintra, measures customer satisfaction throughout Spain every year. In 2004, it conducted surveys in its two core activities: off-street and on-street car parks. Based on those results, the company has implemented corrective measures to improve the service.


Off-street car parks
2.5
2.3
2.8
0 to 4
33.7
32.8
25.6
5 to 6
63.8
65
71.6
7 to 10
2002
2003
2004
On-street car parks
13.6
12.9
11.7
0 to 4
42.6
36
35.7
5 to 6
43.7
50.9
52.6
7 to 10

Off-street car parks. Survey of 1,265 clients in 27 car parks across 12 regions. 97.2% of respondents gave over 5 points to the overall car park service. The score of 7 or higher has performed positively in the last three years: from 63.8% in 2002 to 71.6% in 2004.

On-street car parks. Survey of 1,100 clients in 16 cities across 10 regions. 88.3% of respondents gave over 5 points to the service. Performance has been favourable in the last three years: whereas 43.7% of respondents gave over 7 points in 2002, 52.6% gave this score in 2004.

In Canada, the 407 ETR has a call centre with over 2,000 telephone lines to handle users' enquiries, toll payments (bills sent to the users' homes), tag purchases, etc.

In recent years, 407 ETR has made a substantial investment in IT systems, thus optimising response capacity and efficacy:

	2004	2003	2002
Calls logged	1,120,119	1,369,673	1,244,852
% answered in the first 20 seconds	81	88	44
Waiting time (average)	18 seconds	12 seconds	3.3 minutes

The Skytrax worldwide airport survey, which measures the quality of service to both passengers and clients, ranks Sydney airport among the world's top ten.

Services

The urban services area has basically two customer service instruments:

- expressions of customer dissatisfaction: suggestions, complaints and claims made by customers, generally by telephone;
- analysis of customer satisfaction: annual satisfaction survey in centres where the management system has been implemented and certified (70% of revenues).

Results of the 2004 survey (maximum score: 10)

Average score	7.73
By type of service:	
Public-sector customers and green areas	7.47
Landfills (waste management division)	7.75
Industrial waste collection, transport and transfer	7.76
Chemical cleaning	7.36
Services to the nuclear sector	7.50
Asbestos removal	7.17

Note. The result indicates that an average customer is "significantly satisfied". Based on the results, the company identified points to improve and began to implement them in 2004 and will continue this in 2005.

Innovation and technology

Ferrovial seeks to implement cutting-edge developments and technology to improve technical solutions in engineering projects, in bundled design and construction tenders and in optimising draft designs of the infrastructure concessions awarded to the group.

In 2004, this objective was implemented in the following projects:

- design and construction of toll roads: Ocaña-La Roda, Scut Norte Litoral (Portugal) and N-4/N6 Kinnegad-Kilcock (Ireland); and the Trans-Texas Corridor;
- the Tilos arch bridge (Palma island), the largest structure of this type (255m span) in Spain, made with very high strength concrete. In 2004, the company began to prepare the offer for the Messina bridge (Italy), which will be the world's largest (3.3 km span);
- drainage on the Ocaña-La Roda toll road, canalisation of the Júcar and Vinalopó rivers, and the Góngora-Arazuri waste treatment plant; plus Phase I of the Prat dock in Barcelona port;
- new façades and roofing for the Puerta de América hotel; the railway station at Barcelona's new airport terminal; the Porto Petro hotel complex; the Málaga courthouse complex; and, because of its unique structure, the new control tower at Barcelona airport.
- the ONCE retirement home in Parla, the Gran Casino in Logroño, the sports centre in Cornellá, the Tenerife Sur arrival terminal building, and the southern bypass tunnels on the M-30 in Madrid;
- the railway link between Nuevos Ministerios and Chamartín (Madrid) and the design for the excavation of the processor at Barcelona's new airport terminal.

Suppliers

Ferrovial considers its suppliers and subcontractors as essential components of its activities and services and as collaborators in the search for mutual benefit, working together with the aim of achieving maximum competitiveness, quality and service.

The Construction and Services areas outsource products and services to a greater extent, so these two business areas have a more direct relationship with suppliers and subcontractors.

Construction

Type of suppliers and % of revenues



Other 16.4%
Structures 11.1%
Earth movement 10.7%
Facilities 10.2%
Concrete and aggregate 10%
Brickwork and site development 9.9%
1 2 3 4 5 6 7 8 9 10
1. Ceramics and stonework 1.0%
2. Cement 1.3%
3. Pipework 1.5%
4. Road surfaces and pavements 1.7%
5. Paint, plaster and plasterboard 3.1%
6. Prefabricated components 3.6%
7. Steelwork 4.3%
8. Ancillary services 4.5%
9. Carpentry and glasswork 4.7%
10. Rental 6.0%

Suppliers
Over 10% of purchases



Earth movement 22.2%
1 2 3 4
Other 7.2%
Structures 7.4%
Facilities 9.3%
Surfaces and pavements 9.3%
Steel 9.3%
Concrete and aggregate 16.7%
1. Carpentry and glasswork 3.7%
2. Brickwork and site development 3.7%
3. Rental 5.6%
4. Prefabricated components 5.6%

9% of total suppliers account for 80% of Ferrovial's purchases in construction. The company's growing internationalisation enables it to work more with foreign suppliers: in 2004, 26% of the main suppliers were foreign (Ireland, Portugal and Poland to a larger extent, and Chile to a lesser extent).

The construction division has purchasing management systems to certify suppliers and subcontractors and monitor quality and purchases based on:

- certification and monitoring of quality via ISO 9000-compliant procedures; the company monitors and assesses actual quality plus compliance with health and safety regulations on worksites. It currently has over 6,500 certified suppliers on its books.

In environmental matters, suppliers are checked out before contracting (prior assessment of the supplier's environmental track record, implementation of environmental management systems, product ecolabelling, etc.) and after contracting at the production centre (suppliers are subject to Ferrovial's environmental management system). Ferrovial keeps records of each supplier's environmental performance, on the basis of which it is decided whether the supplier continues to be approved by Ferrovial.

Suppliers subject to environmental certification



4,802 5,434 5,569 6,269 7,705
4,795 3,444 3,426 3,316 3,453
809 632 235 600 1,436
'00 '01 '02 '03 '04
Total suppliers certified
Environmental assessments performed
Certified in the year

- unified purchasing in all countries based on the characteristics of the local markets: centralised purchasing of products and services and suppliers via agreements. Decentralised purchasing when centralised purchasing does not add value;

- globalisation of purchases, using centralised knowledge of the requirements of production centres, as well as prices and conditions in the countries in which Ferrovial is present to detect opportunities for importing. Purchases and communication with suppliers are performed via a specific international purchasing department, which lends a competitive advantage.

Internal IT systems are developed specifically for the sector and the company's processes, from knowledge management in the area of purchases to the execution of the purchase itself, using the Internet for communication with suppliers and between areas of the company:

• on-line purchase management programme (B2B): from the identification of potential suppliers to the issuance of the purchase order or contract; plus the necessary management reports to facilitate the implementation of the purchasing strategy and to monitor compliance;

• query applications: these optimise decentralisation through knowledge management, enabling users to query databases about suppliers and real prices of products and services from any worksite or work centre;

• from any production centre, real-time access to information regarding agreements with suppliers, innovative products, alternative construction systems, technical publications, etc.;

• computerised control of orders to, and contracts with, suppliers, plus bills and payments.

Ferrovial encourages suppliers to be up-to-date and use new technology via Obralia, a purchasing portal with information on new contracts which enables contractors to bid electronically (B2B).

Ferrovial's Polish construction subsidiary, Budimex, has a purchasing process that is similar to Ferrovial's in Spain, enabling it to capitalise on scale economies in major purchases (centralised purchases and framework agreements) and provide continuous support to projects in purchasing products. The database of certified suppliers is systematically updated and a database of product and service suppliers is currently being created to ensure their commitment to the environment and occupational health and safety.

Feedback and commitments

The company's mechanisms for dialogue and feedback with suppliers consist mainly of regular meetings with the main suppliers to analyse relations and seek continuous improvements in competitiveness; and annual remittal of questionnaires to update the information.

The Construction area regularly collects contractual compliance statistics in order to analyse the main reasons for suppliers' claims and monitor their resolution. The number, type and amount of claims are currently insignificant and account for under 1 per thousand suppliers.

Ferrovial's commitments in this area are as follows:

• assess the policies and procedures used by suppliers in terms of sustainable development (respect for human rights in the supplier chain, and social and environmental factors) by including surveys in the assessment questionnaires;

• encourage suppliers to adhere to the UN Global Compact.

The company has also established annual objectives for community actions in conjunction with the main suppliers.

Services

In the Services division, particularly urban services, purchases are based on a purchase management system backed by a SAP application that controls the selection of suppliers, product usage, delivery dates and quality criteria.

Machinery purchases are centralised and based on framework agreements with suppliers which are optimal from a quality & price standpoint; the company analyses suppliers each year and compares the following: quality, delivery times, administrative procedures, after-sales service, technical and commercial support, and price.

The relationship with suppliers is based on four criteria: certification of the supplier and product in accordance with ISO 9001 standards; price competitiveness; competitiveness in technological innovation; and compliance with occupational safety regulations. This area had over 1,200 certified suppliers on its books in 2004.

This internal policy allows for relationships with Spanish and foreign suppliers and enables access to the latest technologies in machinery (chassis, street sweepers, collection vehicles, tanker trucks, etc.) and the use of alternative energies (electricity, LNG, CNG, etc.) in order to protect the environment. In 2004, the municipal services area increased the percentage of fleet propelled by alternative energy by approximately 5%. In order to foster an eco-efficient attitude among its suppliers, the company has added environmental factors to its certification criteria.

Breakdown of purchases


Rubbish skips 5%
Street washers 1%
Collection trucks 8%
Chassis 8%
Street sweepers 9%
Facilities 69%

4% of suppliers account for 70% of investments made in machinery and installations.

Shareholders and the financial community

Ferrovial has had a Shareholders' Department since it was floated on the stock exchange in May 1999.

In 2004, it received 372 e-mails and 405 telephone calls. A total of 1,640 copies of the annual report were sent to investors and analysts in Spain and other countries.

Relations with the financial community (institutional investors and analysts) are based on a commitment of transparency and a *rapid, quality response, in addition to a strongly pro-active* attitude to developing and maintaining relations with investors of all types.

2003

227 meetings were held with investors from twelve countries across three continents

Nine presentations: four on earnings, three on the acquisition of Amey, one on Sydney Airport and another one on 407 ETR (the latter at the Toronto headquarters).

Six seminars: two on the industry (construction and building materials), two on market capitalisation (small and mid caps), and two on socially responsible investment.

2004

244 meetings were held with investors from thirteen countries across three continents.

Five presentations: four on earnings and a thematic presentation on toll roads.

Eight seminars: two on the industry (construction and infrastructure), one on market capitalisation (small and mid caps), two on Spanish companies, one on Eastern Europe, and two on socially responsible investment.

Meetings


80
82
160
200
250
227
244
'98
'99
'00
'01
'02
'03
'04

Of the 244 meetings, 223 were with investors and 21 with analysts. There were sixteen roadshows, two more than in 2003: two in Spain (Madrid and the Basque Country), with 15 meetings, and 14 trips abroad with a total of 145 meetings (in the US, UK, Italy and Canada).







Cintra, Ferrovial's toll road and car park subsidiary that was listed on 27 October 2004, held 97 meetings with analysts and investors as a result of the IPO and 36 other meetings in November and December. Budimex, a listed Polish construction subsidiary, held over 20 meetings with investors.

In 2003, a total of 33 banks drafted reports on Ferrovial. In the year, 121 reports and notes were drafted on the company, compared with 117 published in 2003 and 57 in 2002.

Ferrovial regularly sends information of interest to the analysts and investors who have registered on its mailing list. In 2004, 44 communiqués were sent to 685 registered analysts and investors.

Part of Ferrovial's web site is devoted to relations with shareholders and investors. It contains past share and financial performance data, quarterly presentations and results, and an archive of research reports by the analysts who cover the company. In 2004, the Investor Relations section of the web site received 255,600 hits and handled over 11,500 downloads.

Benchmark

In 2004, several reports on perception and ranking of the Investor Relations Departments by analysts were published, with the following results:

- Ferrovial was ranked Europe's third best building and construction company in terms of investor relations (Institutional Investor);
- Ferrovial was ranked Europe's fifteenth best IR team outside the DJ EuroStoxx-50 companies (IR Magazine Awards);
- Ferrovial's web site was considered one of the best three of the Ibex-35 index according to a study by Foro del Pequeño Accionista, Grupo Inforpress, IESE and IRCO;
- According to a study by Grupo Albión, Ferrovial provides the most consistent, transparent financial information in the industry; its investor relations are of the highest quality and the most accessible; its corporate web site is the most useful, and its annual report is of the highest quality.

Consistency and transparency in disclosures



8%
92%
9%
32%
38%
21%
Ferrovial
Sector average
NA
Low
Medium
High

Investor relations quality and accessibility



9%
91%
12%
7%
40%
41%
Ferrovial
Sector average

Socially responsible investment

For the last three years, Ferrovial has maintained a pro-active approach to relations with investors and analysts under criteria of socially responsible investment:

- for the second year running, it participated in the European Forum for SRI in Paris by making a presentation and holding several meetings with investors;
- it held two conference calls with investors and analysts;
- it completed eight forms for SRI funds, indexes and rankings;
- it created an investor and analyst database, in which 23 people have registered;
- in conjunction with BBVA and Fundación Entorno, it participated in the report on "Socially Responsible Investment. Values creating value", presented at the 7th National Environmental Congress in November; this provides continuity to the work commenced in 2002 to boost development of Corporate Responsibility. The report is available on the company's web site (www.ferrovial.com).

One of the objectives for 2005 is to foster the presence of SRI managers and investors in roadshows.

Media

Ferrovial's media relations are governed by transparency and a pro-active attitude to promoting awareness of Ferrovial and its business areas, transmit a faithful and timely picture of events that affect the Company and support analysis of trends in the sectors in which it operates.

In 2004, Ferrovial joined initiatives to foster ethics in the company's media relations and knowledge of other key matters in the development of corporate reputation. As a member of Foro de Reputación Corporativa, it promoted and signed an Ethics Code. In January 2005, this group also signed a strategic alliance with APIE (Spanish financial journalists association) in order to foster knowledge, information and discussion on corporate responsibility, the valuation of intangible assets, ethics codes, and corporate governance.

Actions and media coverage

Ferrovial is covered by over 300 written, audiovisual and Internet media (financial, general and specialised) in Spain and other countries, especially those where it has achieved a stable presence: the UK, the US, Canada, Poland, Italy, Portugal, Chile, Puerto Rico, Ireland and Australia.



Deal makes corridor dream a reality. Statesman, 17 December 2004. USA

Spanish contractor to begin corridor. Dallas Morning News, 18 December 2004. USA

Spanish firm picked to build part of Trans Texas highway. The Victoria Advocate, 18 December 2004. USA

Ferrovial. Taking a punt on Poland. Financial Times, 15 June 2004. UK

Ferrovial still on acquisition trail. Financial Times, 23 July 2004. UK

For infrastructure, drive the 407 model. National Post, 27 July 2004. Canada

Highway 407 operator can hike toll at will. Ottawa Citizen, 12 July 2004. Canada

Budimex zarobi z Ferrovialem. Puls Biznesu, 24 December 2004. Poland

Pora na kolej i mieszkaniówke. Puls Biznesu, 22 December 2004. Poland

Wiekszy Budimex. Parkiet, 1 October 2004. Poland

More investment on the cards for City Airport. Business Telegraph, 11 November 2004. Northern Ireland

Ferrovial: construyen único tramo entre metro en que trenes irán unos sobre otros. Diario La Segunda, 23 October 2004. Chile

Espanhola Cintra prepara OPV e pede admissao cotaçao oficial. Diario económico, 7 September 2004. Portugal

In 2004, the presence of Ferrovial and its activities in Spanish written media increased by 50.5% on 2003 to 1,573 articles. In 2004, the average was 4.3 news items per day. Ferrovial was mentioned on a further 205 occasions. Information related to the company was featured on 50 covers of nationwide magazines and newspapers, 15% of the total number of covers dedicated to the construction and services.

Media coverage



430
650
690
715
740
795
1,573
'98
'99
'00
'01
'02
'03
'04

Media coverage by business area



Services
6.7%
Real Estate
3.5%
Infrastructure
32.1%
Ferrovial
47.7%
Construction
10%

In 2004, the presence of Ferrovial and its activities in the Spanish written press increased by 50.5%.

The published information included the company's share performance and mergers, acquisitions and flotations, especially the IPO of Cintra (351 news items) and the acquisition of an additional stake in Tube Lines. Other news items that aroused media interest in the year were related to company earnings; the favourable legal decision in Canada; the infrastructure concession contracts in Chicago and Texas; its international presence, specifically in Eastern Europe; the new services contracts and investments in land in Spain and Portugal; and the focus on socially responsible investment.

Ferrovial uses various media relations tools: press releases, bulletins, answers to questions on the company and the industry, information meetings, opinion articles, press conferences, interviews, etc.

Press releases by business area



Services
18.1%
Real Estate
6.1%
Infrastructure*
39.4%
Ferrovial
30.3%
Construction
6.1%

* Includes Cintra's press releases

In 2004, Ferrovial issued a total of 33 press releases, in line with the figures for the last three years. It also published twelve bulletins with over 50 news items related to company activities and monthly figures. The virtual bulletin, which is e-mailed to 2,000 people, is available on the web site; in 2004, it was mentioned over 70 times in Spain's written media, 50% more than in 2003.

Ferrovial maintained a steady presence in specialist radio and television; it arranged interviews with executives on the occasion of Cintra's IPO; it held meetings with the media to focus on specific aspects of the company; and it held two press conferences, on earnings and its entry into the US via the Chicago Skyway contract.

In 2004, over 2,000 telephone calls were received from Spanish and foreign media to request information about Ferrovial, its activities and the industry, to clarify doubts, probe specific aspects of the company, confirm information, etc.

In Poland, construction subsidiary Budimex issued 44 press releases related to its entry into new markets (railway and toll road concessions in Spain), progress in entering other countries, and new construction contracts. Regional media in Belfast featured numerous items on Belfast City Airport: the opening of new routes, advances in commercial development, and the celebration of the two-millionth passenger. Moreover, eight regional media visited Spain to receive more information on Ferrovial and its activities.

In Canada, 407 ETR in Toronto issued 24 press releases, compared with 10 in 2003; this considerable increase was due to the focus by local media on the dispute between the company and the Province of Ontario.

Press room

Ferrovial's web site has a specific media relations section. In 2004, this section received 125,217 hits, i.e. over 5% of the total. A significant feature was the percentage of hits to the press room in English, which accounted for 12.4% of the total hits on the English version of the web site.

One of Ferrovial's objectives for 2005 is to expand this section with more information, more figures and a feedback mechanism to enable more interactivity between the company and the media.

The community

Ferrovial has a Strategic Community Action Plan which sets out its community policies, objectives and programmes in order to improve the alignment of its activities in this area with its strategic priorities, rationalise and optimise management, and define its medium- and long-term commitments.

Ferrovial's community actions comply with the following requirements: they must be developed in Ferrovial's surrounding area and be related to its activities; they must be considered as an investment, with a focus on obtaining results in the medium term; and they must be aimed at stimulating social development and not welfare actions.

In 2004, Ferrovial's main initiatives were aimed at reinforcing mainly two programmes: training and facilitating the employment of the disadvantaged and disabled; and a focus on implementing programmes to enable company employees to help in community projects.

The main community actions in 2004 were: the "Family Plan" to facilitate the transition to work and society of disabled members of our employees' families; the 2nd Community Projects Competition at the proposal of our employees' families; and the "Stronger together" initiative under which Ferrovial matches monthly contributions out of an employee's paycheck to fund a social project. The company also renovated and adapted homes for the victims of the 11 March bombings in Madrid and completed projects in Bolivia, Dominican Republic, Lima, Argentina, Brazil and Spain.

Ferrovial invested 275,000 euro in community projects in 2004.

Programmes and initiatives

Employment programme

"... support training and the transition to work of the disadvantaged and disabled".

Since 2002, Ferrovial has belonged to the Board of Trustees of Fundación Integra in order to support the transition to work of persons at risk of social exclusion. The company hired 10 persons during 2004 and 6 so far in 2005 for the cleaning division in Madrid Metro and the high-speed railway (AVE) station in Madrid.

Ferrovial hires disabled persons through the INSERTA programme of Fundación ONCE and Fundación Adecco.

In February 2005, Ferrovial signed a cooperation agreement with Fundación Adecco para la Integración Laboral, whose aim is to foster the transition to work and society of disabled family members of Ferrovial employees. The objective of the "Family Plan" initiative is to help the disabled members of Ferrovial employees' families to attain a degree of self-sufficiency and obtain the necessary resources to actively seek employment. The project involves training, information and job orientation seminars, and an active search for stable employment. The programme includes the organisation and development of other leisure and sports activities that foster the transition to society of this group.

In January 2005, Ferrovial's Services area commenced a course for "Building Maintenance Personnel" to foster the transition to work of disabled persons. Through this initiative, co-developed with Fundosa Social Consulting, 11 persons will be trained in the next five months and will subsequently be hired by Ferrovial.

The municipal services division developed other initiatives:

- "Personnel Training Fund" subsidised by the Basque government: training in maintenance and green areas for 20 unemployed persons, 90% of whom will be hired;
- collaboration agreement with the Moroccan immigrant centre belonging to the Vizcaya provincial government for training in maintenance and green areas. In 2004, an average of 8 workers per month were trained;
- agreement with the General-Directorate of Alternative Punishments and Juvenile Justice to enable convicts to serve sentences through community work at the Sant Feliú de Guíxols Green Dot centre. The company employed 4 persons in 2004.

In 2004, Cespa received awards from Fundación Síndrome de Down in Murcia and the Burgos Chamber of Commerce and Industry, together with Agrupación Egualbur, for its work in integrating the disabled in the workplace.

Ferrovial turns to special work centres and transition-to-work companies in order to commission products and services: data recording, handling shipments of publications and documentation, purchases, etc. In 2004, the company commissioned a total of 6,000 euro in services.

Employee programme

"... facilitate community actions by employees".

In February 2005, Ferrovial implemented 'Stronger together', an initiative under which the company matches monthly contributions out of an employee's paycheck to fund a social project.

The total amount contributed is allocated to a project developed by NGO Intermón Oxfam which involves building a hospital in Ambato (Ecuador) and a training centre in which over 30 young people will receive healthcare training each year. The project will provide medical care to a population of over 800,000 people in four predominantly-rural provinces.

"Stronger together": Ferrovial matches monthly contributions out of an employee's paycheck to fund a social project.

In 2004, the company set up the second competition for community projects proposed by employees. After analysing the proposals, the company selected four projects to be developed in 2005, with a total investment of 60,000 euro:

2nd competition for community projects proposed by employees

Projects and activities	Type of resource: Related to products/services	Type of resource: Collaboration with employees	Type of resource: Transition to work	Type of resource: Funding/sponsorship/ donations	Beneficiaries: Children and families	Beneficiaries: Youth	Beneficiaries: Third World	Beneficiaries: General	Areas: Health	Areas: Education/training	Areas: Transition to work and society	Areas: General community actions	Investment in 2004 (euro)	Beneficiaries
Healthcare and water supply projects in Guayabal (Dominican Republic) Architects Without Borders	x	x		x	x	x	x	x	x	x		x	25,000	3 communities (500 families), around 3,000 people
Paraguay 47457 – XLVB Manos Unidas	x	x	x	x	x	x	x	x		x	x	x	15,000	Training of 700 female farmers
Construction of classrooms in Bambamarca (Perú) *Ayuda en Acción*	x	x	x	x	x	x	x	x		x	x	x	10,000	100 students, teachers, 129 families and *the population in Caserío*
Improvement in basic services in Vaquilla, Clocé province (Panama) Entreculturas	x	x	x	x	x	x	x	x	x	x		x	10,000	75 children and the community of Vaquilla (775 people)

Guayabal (Dominican Republic): construction of waterworks infrastructure, and campaign to eliminate parasites and inform the public on the use of water; Paraguay: training for female farmers, construction of kitchens, improvements in gardens, and fostering of small enterprises through microcredits; Bambamarca (Peru):construction of classrooms and school furniture, *and training in rural education for teachers and parents; Vaquilla (Peru): construction of classrooms and school fencing, reform of the community's aqueduct, and* repair of the irrigation system.

All the organisations that were selected were analysed by Fundación Lealtad.

The projects implemented in 2003 under the "5 decades, 5 projects" *initiative were completed in 2004;* a total of 500,000 euro was invested in them. Of the total, 100,000 euro were *invested in projects proposed by Ferrovial employees.*

Services and accessibility programme

"... provide, prepare and renovate installations".

In March 2004, Ferrovial announced the decision to allocate 1 million euro to finance the reform of the homes of victims of the *March 11 bombings who suffered permanent physical* disabilities. In 2004, the company renovated homes and buildings (a total of six) for 138,145 euro.

Ferrovial has a collaboration agreement with Children's Villages SOS until 2006. The projects include the provision of premises for *a day centre in Sant Adrià de Besós (Barcelona); consulting* services related to the acquisition of land by the organisation; and funding of educational and leisure activities.

The company also continued with its commitment to support and sponsor the competition and exhibition of "Integrated Communities. A society for all ages", organised by the International Council for Caring Communities (ICCC). The initiative is supported by the United Nations' Human Settlements Programme (UN-HABITAT). Exhibitions will be held in Japan and Spain in 2005.

Through our subsidiaries, Ferrovial implements service-related community projects mainly in Poland, the UK and Sydney.

Business sector programme

"...stimulate community actions by business".

In 2002, Ferrovial joined the Board of Trustees of Fundación Empresa y Sociedad and, as a member of this institution, it is committed to improving its community action strategy and practices, providing appropriate information in this regard, and supporting the institutional activities of the foundation to promote community actions by companies in Spain.

In 2004, Ferrovial was actively involved in the 2nd Social Community Exhibition in Valencia. Ferrovial's stand provided information on its community strategy and projects, and the company participated in the roundtable discussion on "Community action as a Business Strategy".

Since 2003, Ferrovial has been a member of Foro de Reputación Corporativa, which analyses and divulges corporate reputation trends, tools and models in business management. The Foro's areas of interest are the main intangible variables that make up a company's reputation: ethics, mission, vision, values, social responsibility, identity, brand and corporate governance.

Support for culture and sport

Ferrovial finances the conservation of Spain's historical heritage and the promotion of artistic creativity to the amount of 1% of the total budget of infrastructure concession works, in accordance with the National Historical Heritage Sponsorship Law 16/1985, dated 25 June. In 2004, Ferrovial's main projects were the restoration of the Casares church, the clock tower in Estepona and the Roman Theatre in Málaga. In 2005, the main projects will be to restore the tumulus in Estepona and the flint mines.

Some of the main actions undertaken in supporting culture, sport and community activities, amounting to more than 2.5 million euro, are as follows:

Fundación Museo Guggenheim

Fundación Museo Picasso de Málaga and sponsoring the book "Arquitectura del Museo Picasso Málaga. Desde el siglo VI a.C hasta el siglo XXI"

Fundación Orfeó Catalá - Palau de la Música

Fundación Teatro Real

Friends of the Prado Museum web site

Membership of the Royal Association of Friends of the Museo Nacional Centro de Arte Reina Sofía

Donation of works of art to the Spanish National Institute for the Performing Arts

Fundación Atapuerca

ACB Basketball Supercup

Huelva City Latin American Film Festival

A Coruña Symphony Orchestra

Madrid 2012 Olympic bid

Zaragoza Expo 2008

Sponsorship of the AENA Madrid-Barajas Airport golf tournament

Huelva basketball club

Huelva volleyball club

The Polish Disabled Sailing Championship

The Optimist Sailing Championship in Warsaw

Business and Parliament Programme

For the fourth year running, Ferrovial implemented the Business and Parliament Programme (Programa Empresas Parlamentarios) set up by the Círculo de Empresarios as a channel for two-way training and information between business and Parliament.

Since 2001, Ferrovial has held 16 encounters (5 in 2004) with members of regional parliaments of Andalucía, Aragón, Castilla y León, Ceuta, Extremadura, the Balearic Islands and La Rioja.

Information society

The main figures on users and access to our web site (www.ferrovial.com) are as follows:

	2004	2003	%
User sessions	425,217	382,217	11.3
Average daily sessions	1,165	1,063	9.6
Average session duration (minutes)	12'41	11'04	14.6
Pages served	19,975,133	17,950,100	10.2
Unique visitors	166,756	133,502	24.9

Main menu choices



Grupo Ferrovial 13%
Shareholder information 10.7%
Corporate governance 5.7%
Press room 5.3%
CSR 4.1%
Environment 2.4%
Human resources 37.4%
Business lines 21.4%

The bulk of web site visitors are from Spain (81%), followed by the UK (4.5%), the US and Portugal.

Associations

Ferrovial and its subsidiaries are members of the following associations:

CEOE

Círculo de Empresarios

Instituto de Empresa Familiar

APD

ADC DIRCOM

Asociación Española de Dirección de Personal

AECA

AENOR

Club de Gestión de la Calidad

SEOPAN

CNC

ASETA

ASPRIMA

AGECOVI

ACI Europe (Airports Council International)

Asociación Española de la Carretera

Sociedad Española de Presas y Embalses

International Association for Bridge and Structural Engineering (IABSE)

Asociación Técnica de Puertos y Costas

Asociación Nacional de la Vivienda (Anavif)

AEAS (Asociación Española de Abastecimiento de Agua y Saneamiento)

Asociación Nacional de Empresas Forestales

Asociación Española de Emp. de Mantenimiento de Edificios, Infraestructuras e Industrias

Sociedad Española de Facility Management

International Sanitary Supply Association, Inc.

Asociación Española de Mantenimiento

ASEGRE (Asociación Española de Gestores de Residuos)

ASEJA (Asociación Española de Jardinería)

ECOEMBES (Ecoembalajes España)

Madrid Excelente

Fundació Forum Ambiental

ACITRE (Asociación Catalana de Instalaciones de Tratamiento de Residuos Especiales)

Asociación Empresarios Transportistas de Contenedores

ASELIP (Asociación Empresarial de Limpieza Pública)

Fundación Empresa y Sociedad

Fundación Integra

Foro de Reputación Corporativa

AERI

ASEPAM (Spanish Association of The Global Compact)

GRI indicators

General information

Performance indicators

EC-7	Consolidated Financial Statements (p. 58-130), section on Shareholders' Equity
EC-8	Consolidated Financial Statements (p. 58-130), section on payment of taxes
EC-9	Not applicable. No subsidies are received other than for R&D+I projects (Environment -p. 170-177)
EC-10	Corporate Responsibility, specific chapter on relations with the Community (p. 191-194)
EC-11	Suppliers (p. 185-186) within Corporate Responsibility
EC-12	Corporate Responsibility, specific chapter on relations with the Community (p. 191-194)
EC-13	Strategy in Corporate Responsibility (p. 167-169) and chapter on Community (p. 191-194)

ENVIRONMENTAL PERFORMANCE INDICATORS

EN-1	Environment (p. 170-177), information about resources used in offices and headquarters
EN-2	Environment (p. 170-177)
EN-3	Environment (p. 170-177). Note: energy consumption control mainly in offices. In industrial facilities, energy is supplied by the customer
EN-4	Not applicable (refers to energy consumed by energy producers)
EN-5	Environment (p. 170-177). Note: consumption control in headquarters. In industrial plants, the customer is responsible *for production and supply*
EN-6	Not applicable, since there is no owned, leased or managed land on such sites
EN-7	Environment (p. 170-177)
EN-8	Environment (p. 170-177). Note: breakdown of indirect gases and emissions due to electricity consumption in offices is not available
EN-9	Not applicable since such substances are not used in the business activity
EN-10	Environment (p. 170-177)
EN-11	Environment (p. 170-177)
EN-12	Environment (p. 170-177). The assessment is performed in accordance with a system of indicators
EN-13	Environment (p. 170-177)
EN-14	Environment (p. 170-177)
EN-15	Not applicable given the characteristics of the products/services (Ferrovial participates in the Spanish Committee of the GBC)
EN-16	Environment (p. 170-177)
EN-17	Environment (p. 170-177)
EN-26	Environment (p. 170-177)
EN-27	Environment (p. 170-177). Restoration programmes
EN-31	Environment (p. 170-177)
EN-33	Suppliers (p. 185-186) in Corporate Responsibility
EN-35	Environment (p. 170-177) and Consolidated Financial Statements

SOCIAL PERFORMANCE INDICATORS

	SOCIAL PERFORMANCE INDICATORS: LABOUR PRACTICES
LA-1	Employees (p. 178-182), in Corporate Responsibility and Consolidated Financial Statements
LA-2	Employees (p. 178-182), in Corporate Responsibility
LA-3	Employees (p. 178-182) - Labour Relations
LA-4	Employees (p. 178-182) - Internal Communication
LA-5	Employees (p. 178-182) - Occupational safety
LA-6	Employees (p. 178-182) - Occupational safety
LA-7	Employees (p. 178-182) - Occupational safety
LA-8	No available. No case has arisen and no policy has been developed, apart from what is required by law
LA-9	Employees (p. 178-182) - Training and development
LA-10	Employees (p. 178-182) - Labour Relations and Code of Business Ethics and CSR Strategy (p. 167-169)
LA-11	Board of Directors and Management Committee (p. 4-5) and Corporate Governance Report (p. 135-164)
LA-12	Employees (p. 178-182)
LA-14	Employees (p. 178-182) - Occupational safety
LA-17	Employees (p. 178-182)
	SOCIAL PERFORMANCE INDICATORS: HUMAN RIGHTS
HR-1	CSR Strategy (p. 167-169) - Code of Business Ethics and Global Compact and in Employees (p. 178-182)
HR-2	Suppliers (p. 185-186) in Corporate Responsibility
HR-3	Suppliers (p. 185-186) in Corporate Responsibility
HR-4	Employees (p. 178-182) and CSR Strategy and express reference in Code of Business Ethics
HR-5	Employees (p. 178-182) and CSR Strategy and express reference in Code of Business Ethics
HR-6	Employees (p. 178-182) and CSR Strategy and express reference in Code of Business Ethics and Global Compact
HR-7	Employees (p. 178-182) and CSR Strategy and express reference in Code of Business Ethics
HR-9	Employees (p. 178-182), express reference to Suggestion Box
HR-10	Employees (p. 178-182), reference to Suggestion Box and Code of Business Ethics
	SOCIAL PERFORMANCE INDICATORS: SOCIETY
SO-1	Because of the characteristics of the company's activities, mainly in chapter on Environment (p. 170-177)
SO-2	CSR Strategy (p. 167-169) - specific reference to Code of Business Ethics and Global Compact
SO-3	CSR Strategy (p. 167-169) - specific reference to Code of Business Ethics
SO-4	Environment (p.170-177) and chapter on Community (p. 191-195)
SO-7	CSR Strategy (p. 167-169) - specific reference to Code of Business Ethics
	SOCIAL PERFORMANCE INDICATORS: PRODUCT LIABILITY
PR-1	Customers (p. 183-184) in chapter on Corporate Responsibility
PR-2	Note: not applicable since the activities relate more to services than products
PR-3	CSR Strategy (p. 167-169) - specific reference to Code of Business Ethics
PR-8	Customers (p. 183-184) in chapter on Corporate Responsibility

Address list

GRUPO FERROVIAL

Príncipe de Vergara, 135
28002 Madrid

Tel.: +34 91 586 25 00
Fax: +34 91 586 26 77

FERROVIAL AGROMÁN

Ribera del Loira, 42
Parque Empresarial Puerta de las Naciones
28042 Madrid

Tel.: +34 91 300 85 00
Fax: +34 91 300 88 96

FERROVIAL INFRAESTRUCTURAS

Plaza Manuel Gómez Moreno, 2
Edificio Alfredo Mahou
28020 Madrid

Tel.: +34 91 418 56 00
Fax: +34 91 555 12 41

FERROVIAL INMOBILIARIA

López de Hoyos, 35
28002 Madrid

Tel.: +34 91 586 99 00
Fax: +34 91 586 25 56

FERROVIAL SERVICIOS

Serrano Galvache, 56
Edificio Madroño - Parque Norte
28033 Madrid

Tel.: +34 91 338 83 00
Fax: +34 91 388 52 38

SHAREHOLDER RELATIONS

Príncipe de Vergara, 135
28002 Madrid

Tel.: 902 25 30 50
Mail: accionistas@ferrovial.es

If you have any queries about any aspect of the Annual Report, please contact:

EXTERNAL RELATIONS AND COMMUNICATIONS DEPARTMENT

Príncipe de Vergara, 135
28002 Madrid

Mail: comunicacion@ferrovial.es
www.ferrovial.com

Key events 2004 & 2005

FAVOURABLE DECISION IN CANADA

[illegible] January 2005

INCREASED STAKE IN TUBE LINES

[illegible] Underground lines. December 2004

STRATEGIC PARTNER OF THE STATE OF TEXAS FOR 50 YEARS

[illegible]

NATIONAL ENVIRONMENT CONFERENCE

[illegible]

CINTRA FLOATED ON THE STOCK MARKET

[illegible]

FIRST PROJECT IN THE USA

[illegible] of 1.83 billion US dollars. October 2004

ANOTHER YEAR IN THE DJSI

[illegible]

7,700 KM OF ROADS

[illegible]

CODE OF BUSINESS ETHICS

[illegible]

CONTRACTS IN POLAND

[illegible]

MUSIC AND CULTURE

[illegible]

May 2004

STREETLIGHTING MAINTENANCE AND MANAGEMENT

[illegible]

FERROVIAL IN THE S&P EUROPE 350

[illegible] March 2005

INCREASED EQUITY IN SYDNEY

[illegible] stake in the Sydney Airport concession company to 20.9%. February 2004

MORE TOLL ROADS IN SPAIN

Ferrovial obtained the contract to build, finance, maintain and operate the [illegible] toll road [illegible] an alternative connection between Central and Eastern Spain. January 2005

Agenda

I. INFORMATIVE MATTERS

1. Report on the amendment to the "Board of Directors Regulation of Grupo Ferrovial, S.A." approved by the Board of Directors on 28 May 2004.

II. MATTERS SUBMITTED FOR APPROVAL

2. Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company for the year ended 31 December 2004.

3. Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company's consolidated group for the year ended 31 December 2004.

4. Proposed distribution of income for the year 2004.

5. Examination and approval of the conduct of business by the Board of Directors in 2004.

6. Re-appointment of Directors.

7. Remuneration of senior management, including Board members with executive functions, consisting of the payment of part of their remuneration in the form of shares of the company.

8. Authorization so that, in conformity with articles 75 and related articles of the Spanish Corporations Law (Ley de Sociedades Anónimas), the company may acquire own shares directly or via subsidiary companies, and revocation of the previous authorization resolved by the Shareholders' Meeting on 26 March 2004, and authorisation to allocate some or all of the own shares acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law.

9. Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (Ley de Sociedades Anónimas).


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